Form 20-F
period 2016-06-30
Benitec Biopharma LTD/ADR
filed 2016-10-28
CIK 1552795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year ended June 30, 2016

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-37518

Benitec Biopharma Limited

(Exact name of Registrant as specified in its charter)

Australia

(Jurisdiction of incorporation or organization)

99 Mount Street, Suite 1201

North Sydney, NSW, 2060, Australia

(Address of principal executive offices)

Greg West

Chief Executive Officer

99 Mount Street, Suite 1201

North Sydney, NSW, 2060, Australia

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

146,529,096 Ordinary Shares at June 30, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

TRADEMARKS AND TRADENAMES

We have proprietary and licensed rights to trademarks used in this Annual Report on Form 20-F which are important to our business, many of which are registered under applicable intellectual property laws. These trademarks are as follows:

•	BENITEC BIOPHARMA®

•	BENITEC®

•	SILENCING GENES FOR LIFE®

•	Tribetarna®

•	Hepbarna®

•	Nervarna®

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

Forward-looking statements may include statements about:

•	our plans to develop and potentially commercialize our product candidates;

•	the timing of the initiation and completion of preclinical studies and clinical trials;

•	the timing of patient enrollment and dosing in any future clinical trials;

•	the timing of the availability of data from clinical trials;

•	the timing of expected regulatory filings;

•	the development of novel AAV vectors;

•	expectations about the plans of licensees of our technology;

•	the clinical utility and potential attributes and benefits of ddRNAi and our product candidates, including the potential duration of treatment effects and the potential for a “one shot” cure;

•	potential future out-licenses and collaborations;

•	our expectations regarding expenses, ongoing losses, future revenue, capital needs and needs for additional financing;

•	the length of time over which we expect our cash and cash equivalents, including the proceeds from our U.S. initial public offering, to be sufficient; and

•	our intellectual property position and the duration of our patent portfolio.

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

The consolidated statement of profit or loss and other comprehensive income data and consolidated statement of financial position data for and as of the fiscal years ended June 30, 2014, 2015 and 2016 are derived from the audited consolidated financial statements included in this Annual Report on Form 20-F. In our management’s opinion, these financial statements include all adjustments necessary for the fair presentation of our financial condition as of such dates and our results of operations for such periods.

Our financial statements have been prepared in Australian dollars and in accordance with International Financial Reporting Standards. Our financial statements comply with IFRS, as issued by the IASB.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F, including Item 5. “Operating and Financial Review and Prospects” and “Item 18. Financial Statements.” Our historical results do not necessarily indicate our expected results for any future periods.

(in thousands, except per share data)	For the year ended June 30,
	2016		2015		2014
Statement of Profit or Loss and Other Comprehensive Income Data:
Revenue:
Revenue	A$	464	A$	1,081	A$	598
Other income		3,590		2,891		776

Total revenue		4,054		3,972		1,374

Costs and expenses:
Royalties and license fees		(139)		(40)		(193)
Research and development		(13,287)		(6,228)		(3,758)
Employment related		(6,283)		(3,425)		(2,444)
Share based expenses		(1,746)		(1,503)		(355)
Travel related expenses		(1,023)		(1,039)		(585)
Consultants costs		(1,020)		(882)		(653)
Occupancy costs		(718)		(275)		(122)
Corporate expenses		(1,211)		(1,018)		(646)
Net loss foreign exchange		(414)		—		(111)
IPO costs		(1,191)		(1,071)		—
Write-off of clinical trial prepayment		(1,800)		—		—

Loss before income tax		(24,778)		(11,509)		(7,493)
Income tax benefit		—		—		454

Loss for the period	A$	(24,778)	A$	(11,509)	A$	(7,039)

Loss per share, basic and diluted	A$	0.1741	A$	(0.0996)	A$	(0.0778)
Weighted-average shares outstanding, basic and diluted		142,312,486		115,507		90,432

(in thousands)
	As of June 30,
	2016		2015		2014
Statement of Financial Position Data:
Cash and cash equivalents	A$	18,230	A$	21,787	A$	31,359
Total current assets		19,384		25,064		34,448
Total assets		19,890		25,520		34,496
Total current liabilities		1,035		1,642		955
Total liabilities		1,053		1,642		955
Total equity		18,837		23,878		33,541

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

The table below sets forth for the periods identified the number of U.S. dollars per Australian dollar as published by the Reserve Bank of Australia. We make no representation that any Australian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate, the rates stated below, or at all. On October 24, 2016, the Australian dollar/U.S. dollar exchange rate was 0.7615.

	At Period End (1)	Average Rate (2)	High (3)	Low (4)
Fiscal year ended June 30,
2016	0.7426	0.7272	0.7812	0.6867
2015	0.7680	0.8293	0.9458	0.7590
2014	0.9420	0.9187	0.9672	0.8716
2013	0.9275	1.0271	1.0593	0.9202
2012	1.0191	1.0362	1.1026	0.9453
Month ended:
September 30, 2016	0.7630	0.7595	0.7698	0.7469
August 31, 2016	0.7514	0.7630	0.7711	0.7514
July 31, 2016	0.7522	0.7526	0.7626	0.7436
June 30, 2016	0.7426	0.7396	0.7533	0.7239
May 31, 2016	0.7242	0.7322	0.7607	0.7160
April 30, 2016	0.7655	0.7662	0.7812	0.7535

(1)	Determined by the published rate on the last trading day of the month.
(2)	Determined by averaging the published rate on the last day of each full month during the fiscal year indicated or by averaging the published rates for all trading days during the month indicated, as applicable.
(3)	Determined by the highest published rate during the month.
(4)	Determined by the lowest published rate during the month.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

We are a biotechnology company and have not yet generated significant revenue. We have incurred losses of A$7.0 million, A$11.5 million and A$24.8 million for the fiscal years ended June 30, 2014, 2015 and 2016, respectively. We have not generated any revenues from sales of any of our product candidates.

As of June 30, 2016, we had accumulated losses of A$131.4 million. We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily through the issuance of equity securities, research and development grants from the Australian government and payments from our collaboration partners. We have not generated, and do not expect to generate, any significant revenue for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, preclinical studies and clinical trials and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. Our ability to continue operations will depend on, among other things, our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•	continue our research and preclinical development of our product candidates;

•	expand the scope of our current preclinical studies for our product candidates or initiate clinical, additional preclinical or other studies for product candidates;

•	seek regulatory and marketing approvals for any of our product candidates that successfully complete clinical trials;

•	further develop the manufacturing process for our product candidates;

•	change or add additional manufacturers or suppliers;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies, which may or may not include those related to our ddRNAi technology and delivery vectors for our therapeutic candidates;

•	maintain, protect and expand our intellectual property portfolio;

•	create additional infrastructure to support our operations as a public company in the United States and our product development and future commercialization efforts; and

•	experience any delays or encounter issues with any of the above.

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

Our ability to generate significant revenue and achieve profitability depends on our ability to, alone or with strategic collaboration partners, successfully complete the development of and obtain the regulatory approvals for our product candidates, to manufacture sufficient supply of our product candidates, to establish a sales and marketing organization or suitable third-party alternative for the marketing of any approved products and to successfully commercialize any approved products on commercially reasonable terms. All of these activities will require us to raise sufficient funds to finance business activities. We do not expect any milestone payments from our collaborative partners to be significant in the foreseeable future. In addition, we do not anticipate generating revenue from commercializing product candidates for the foreseeable future, if ever. Our ability to generate future revenues from commercializing product candidates depends heavily on our success in:

•	establishing proof of concept in preclinical studies and clinical trials for our product candidates;

•	successfully initiating and completing clinical trials of our product candidates;

•	obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials;

•	maintaining, protecting and expanding our intellectual property portfolio, and avoiding infringing on intellectual property of third parties;

•	establishing and maintaining successful licenses, collaborations and alliances with third parties;

•	developing a sustainable, scalable, reproducible and transferable manufacturing process for our product candidates;

•	establishing and maintaining supply and manufacturing relationships with third parties that can provide products and services adequate, in amount and quality, to support clinical development and commercialization of our product candidates, if approved;

•	launching and commercializing any product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;

•	obtaining market acceptance of any product candidates that receive regulatory approval as viable treatment options;

•	obtaining favorable coverage and reimbursement rates for our products from third-party payors;

•	addressing any competing technological and market developments;

•	identifying and validating new product candidates; and

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter.

The process of developing product candidates for ddRNAi-based therapeutics contains a number of inherent risks and uncertainties. For example, it may not be possible to identify a target region of a disease-associated gene that has not been previously identified and/or patented by others, resulting in restrictions on freedom to operate for that target sequence. Silencing the target gene may not ultimately result in curing the disease as there may be more factors contributing to the development of the disease than the target gene. Silencing the target gene using ddRNAi may lead to short-term or long-term adverse effects that were not predicted or observed in preclinical studies. The delivery of the DNA construct to the target cells may not be possible, or complete or adequate to provide sufficient therapeutic benefit.

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

We will need to continue our efforts to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or discontinue our product development efforts or other operations.

Developing ddRNAi products is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates in preclinical studies and in future clinical trials and as we undertake preclinical studies of new product candidates.

As of June 30, 2016, our cash and cash equivalents were A$18.2 million. We estimate that our cash and cash equivalents will be sufficient to fund our operations until approximately the fourth calendar quarter of calendar 2017. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government grants or other third-party funding, strategic alliances and licensing arrangements or a combination of these approaches. In addition, because the length of time and activities associated with successful development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. In any event, we will require additional capital to obtain regulatory approval for our product candidates and to commercialize any product candidates that receive regulatory approval.

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

We will be unable to conclude clinical trials for our product candidates for hepatitis B, AMD and OPMD if we are unable to raise additional financing.

We plan to develop our pipeline of product candidates using our ddRNAi technology to deliver therapeutics for a number of life-threatening conditions. We intend to advance our product candidates for hepatitis B, AMD and OPMD through clinical trials, but we will need additional financing to do so. In order to complete the planned preclinical proof-of-concept studies for our lead product candidates and to build the infrastructure that we believe will be necessary to commercialize our lead product candidates, we will require substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs for these product candidates.

We receive Australian government research and development grants. If we lose funding from these research and development grants, we may encounter difficulties in the funding of future research and development projects, which could harm our operating results.

We have historically received, and expect to continue to receive, grants through the Australian federal government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% (reduced from 45% at July 1, 2016) of eligible research and development expenditures by small Australian entities, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss. The Research and Development Tax Incentive grant is made by the Australian federal government for eligible research and development purposes based on the filing of an annual application. We received Research and Development Tax Incentive grants in the fiscal years ended June 30, 2014, 2015 and 2016 of A$0.8 million, A$2.3 million and A$3.6 million, respectively. This grant is available for our research and development activities in Australia, as well as activities in the United States to the extent such U.S.-based expenses relate to our activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. To the extent our research and development expenditures are deemed to be “ineligible,” then our grants would decrease. In addition, the Australian government may in the future decide to modify the requirements of, reduce the amounts of the grants available under, or discontinue the Research and Development Tax Incentive program. For instance, the Australian government recently released findings and a panel recommendation that if implemented would reduce the amount of the grants available to small companies such as Benitec to a maximum of A$2 million per annum. Any such change in the Research and Development Tax Incentive program could have a material adverse effect on our future cash flows and financial position.

Risks Related to the Product Development and Regulatory Approval of Our Product Candidates

Our product candidates are based on ddRNAi technology. Currently, no product candidates utilizing ddRNAi technology have been approved for commercial sale and our approach to the development of ddRNAi technology may not result in safe, effective or marketable products.

We have concentrated our product research and development efforts on our ddRNAi technology, and our future success depends on successful clinical development of this technology. We plan to develop a pipeline of product candidates using our ddRNAi technology and deliver therapeutics for a number of chronic and life-threatening conditions, including hepatitis B, age-related macular degeneration and OPMD.

The scientific research that forms the basis of our efforts to develop product candidates is based on the therapeutic use of ddRNAi, and the identification, optimization and delivery of ddRNAi-based product candidates is relatively new. The scientific evidence to support the feasibility of successfully developing therapeutic treatments based on ddRNAi is preliminary and limited. There can be no assurance that any development and technical problems we experience in the future will not cause significant delays or unanticipated costs, or that such development problems can be solved. We may be unable to reach agreement on favorable terms, or at all, with providers of vectors needed to optimize delivery of our product candidates to target disease cells and we may also experience unanticipated problems or delays in expanding our manufacturing capacity or transferring our manufacturing process to commercial partners, any of which may prevent us from completing our preclinical trials, initiating clinical trials or commercializing our products on a timely or profitable basis, if at all.

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

We are early in our product development efforts and all of our current product candidates are still in preclinical development. We may not be able to obtain regulatory approvals for the commercialization of some or all of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of biologics is subject to extensive regulation by the FDA and other regulatory authorities, and these regulations differ from country to country. We do not have any products on the market and are early in our development efforts. All of our product candidates are in preclinical development. All of our current and future product candidates are subject to the risks of failure typical for development of biologics. The development and approval process is expensive and can take many years to complete, and its outcome is inherently uncertain. In addition, the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results.

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

The FDA and foreign regulatory authorities also have substantial discretion in the pharmaceutical product approval process. The numbers, types and sizes of preclinical studies and clinical trials that will be required for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address and the regulations applicable to any particular product candidate. Approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, and there may be varying interpretations of data obtained from preclinical studies or clinical trials, any of which may cause delays or limitations in the approval or the decision not to approve an application. Regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of any future clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of any future clinical trials may not meet the level of statistical or clinical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	the patients recruited for a particular clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	the results of any future clinical trials may not confirm the positive results from earlier preclinical studies or clinical trials;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from any future clinical trials of our product candidates may not be sufficient to the satisfaction of FDA or comparable foreign regulatory authorities to support the submission of a biologics license application, or BLA, or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may only agree to approve a product candidate under conditions that are so restrictive that the product is not commercially viable;

•	regulatory agencies might not approve or might require changes to our manufacturing processes or facilities; or

•	regulatory agencies may change their approval policies or adopt new regulations in a manner rendering our clinical data insufficient for approval.

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

Because our product candidates are based on a novel technology, it is difficult to predict the time and cost of product candidate development as well as subsequently obtaining regulatory approval.

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

Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. For example, the FDA has established the Office of Tissues and Advanced Therapies (formerly Office of Cellular, Tissue and Gene Therapies) within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Gene therapy clinical trials conducted at institutions that receive funding for recombinant DNA research from the United States National Institutes of Health, or the NIH, are also subject to review by the NIH Office of Biotechnology Activities’ Recombinant DNA Advisory Committee, or the RAC. Although the FDA decides whether individual gene therapy protocols may proceed, the RAC review process can delay the initiation of a clinical trial, even if the FDA has reviewed the trial design and details and approved its initiation. Conversely, the FDA can put a proposed biological product on clinical hold even if the RAC has provided a favorable review of the product. Also, before a clinical trial can begin at any institution, that institution’s institutional review board, or IRB, and its institutional biosafety committee, or IBC, if it has one, have to review the proposed clinical trial to assess the safety of the trial. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or comparable foreign regulatory bodies to change the requirements for approval of any of our product candidates.

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

We may find it difficult to enroll patients in our clinical trials, and patients could discontinue their participation in any future clinical trials, which could delay or prevent any future clinical trials of our product candidates and make those trials more expensive to undertake.

Identifying and qualifying patients to participate in any future clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates. Patients may be unwilling to participate in any future clinical trials because of negative publicity from adverse events in the biotechnology, RNAi or gene therapy industries. Patients may be unavailable for other reasons, including competitive clinical trials for similar patient populations, and the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed. If we have difficulty enrolling a sufficient number of patients to conduct any future clinical trials as planned, we may need to delay, limit or discontinue those clinical trials. Clinical trial delays could result in increased costs, slower product development, setbacks in testing the effectiveness of our technology or discontinuation of the clinical trials altogether.

We may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a trial, to complete any future clinical trials in a timely manner. Patient enrollment is affected by factors including:

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

For example, we experienced some difficulties in enrolling patients in our clinical trial of TT-034, which was discontinued for commercial reasons. These difficulties were due to several factors, including sudden changes in patients’ viral load, liver enzymes and other clinical parameters immediately prior to their dosing, as well as late withdrawal due to personal reasons. We believe the increased availability of new and effective therapies such as Sovaldi and Harvoni, which were recently approved for treatment of the hepatitis C virus, and the fact that the early lower-dose cohort patients receive a sub-therapeutic dose of TT-034, may also have been contributing factors. We may face similar difficulties enrolling patients in clinical trials for other product candidates for these and other reasons.

We or our collaborators plan to seek initial marketing approval for our product candidates in the United States, Australia and Europe. We may not be able to initiate or continue any future clinical trials in a timely manner if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA or comparable foreign regulatory agencies. Our ability to successfully initiate, enroll and complete a clinical trial in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

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

In addition, patients enrolled in any future clinical trials may discontinue their participation at any time during the trial as a result of a number of factors, including experiencing adverse events, which may or may not be judged related to our product candidates under evaluation. The discontinuation of patients in any one of our trials may cause us to delay or discontinue our clinical trial, or cause the results from that trial not to be positive or sufficient to support either partnering with a pharmaceutical company to further develop and commercialize the product candidate or filing for regulatory approval of the product candidate.

We may encounter substantial delays in any future clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

None of our proprietary product candidates are currently in clinical trials. Before obtaining marketing approval from regulatory authorities for the sale of any of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical trials are expensive and time-consuming, and their outcome is uncertain. We cannot guarantee that any clinical trials will be initiated or conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

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

If the results of any future clinical trials are inconclusive or if there are safety concerns or adverse events associated with our product candidates, we may:

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

If any such adverse events occur, any future clinical trials could be suspended or discontinued and the FDA or comparable foreign regulatory authorities could order us to cease further development or deny approval of our product candidates for any or all targeted indications. The product-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial. If we elect or are required to delay, suspend or discontinue any clinical trial of any of our product candidates, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

We may develop related diagnostics for some of our therapeutic product candidates. Such related diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities as medical devices and require separate regulatory approval or clearance prior to commercialization. Marketing approval or clearance of the diagnostic will require sufficient data to support its safety and efficacy. In addition, at least in some cases, the FDA and comparable foreign regulatory authorities may require the development and regulatory approval or clearance of a related diagnostic as a condition to approving our therapeutic product candidates. While we have some, limited experience in developing diagnostics, we plan to rely in large part on third parties to perform these functions. We may seek to enter into arrangements with one or more third parties to create a related diagnostic for use with our current or future product candidates.

If we, or any third parties that we engage to assist us, are unable to successfully develop or obtain marketing approval or clearance for related diagnostics for our therapeutic product candidates, or experience delays in doing so:

•	the development of relevant product candidates may be delayed or impaired altogether if we are unable to appropriately select patients for enrollment in our clinical trials;

•	our relevant therapeutic product candidate may not receive marketing approval if its effective use depends on a related diagnostic in the regulatory authority’s judgment; and

•	we may not realize the full commercial potential of any therapeutic product candidates that receive marketing approval if, among other reasons, we are unable to appropriately identify patients with the specific genetic alterations targeted by our therapeutic product candidates.

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

The success of our business depends primarily upon our ability to identify, develop and commercialize products based on our platform technology. We do not have any products on the market and are early in our development efforts. All of our product candidates are in preclinical development. Our product candidates derived from our platform technology may not successfully complete IND-enabling studies, and our research programs may fail to identify other potential product candidates for clinical development for a number of reasons. Our and our collaborators’ research methodology may be unsuccessful in identifying potential product candidates, our potential product candidates may not demonstrate the necessary preclinical outcomes to progress to clinical studies, or our product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

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

Of our current product candidates, the only one designed for treatment of an indication that would likely qualify for rare disease status is our ddRNAi therapeutic for the treatment of OPMD. Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs or biological products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a product intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. The FDA may also designate a product as an orphan drug if it is intended to treat a disease or condition of more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product candidate. Under the European Union orphan drug legislation, a rare disease or condition means a disease or condition which affects not more than five in ten thousand persons in the European Union at the time of the orphan drug designation application.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for such indication for that time period. During the marketing exclusivity period, in the European Union, the European Medicines Agency, or the EMA, is precluded from approving a similar drug with an identical therapeutic indication. The applicable period is seven years in the United States and ten years in the European Union. The European Union exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

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

We rely on third parties to conduct our preclinical studies and expect to rely on third parties to conduct any future clinical trials. If these third parties do not meet our deadlines or otherwise conduct the studies as required, we may be delayed in progressing, or ultimately may not be able to progress, product candidates to clinical trials, our clinical development programs could be delayed or unsuccessful, and we may not be able to commercialize or obtain regulatory approval for our product candidates when expected, or at all.

We do not have the ability to conduct all aspects of our preclinical testing or any future clinical trials ourselves. We are dependent on third parties to conduct the preclinical studies for our product candidates and will depend on third parties to conduct any future clinical trials for our product candidates, and therefore the timing of the initiation and completion of these trials and studies is reliant on third parties and may occur at times substantially different from our estimates or expectations.

In the case of clinical trials, we expect to rely on CROs and third-party collaborators to conduct any future clinical trials in accordance with our clinical protocols and regulatory requirements. We expect our CROs, investigators and third-party collaborators will play a significant role in the conduct of these trials and subsequent collection and analysis of data. There is no guarantee that any CROs, investigators or the other third-party collaborators on which we rely for administration and conduct of any future clinical trials will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fails to meet expected deadlines, fails to adhere to our clinical protocols, fails to meet regulatory requirements or otherwise performs in a substandard manner, any future clinical trials may be extended, delayed or terminated. If any of our future clinical trial sites terminates for any reason, we may lose all of the information on subjects enrolled in any such clinical trials.

If we cannot contract with acceptable third parties on commercially reasonable terms, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials or meet expected deadlines, our clinical development programs could be delayed or discontinued.

In all events, we are responsible for ensuring that each of our preclinical studies and any future clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. The FDA requires clinical trials to be conducted in accordance with current GCP, including for conducting, recording and reporting the results of preclinical studies and clinical trials to assure that data and reported results are credible and accurate and that the rights and confidentiality of clinical trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements, and any failure to satisfy these responsibilities and requirements, whether caused by us or by third parties upon whom we rely, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The manufacturing process for a product candidate is subject to FDA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as cGMP. In the event that any of our suppliers or manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves or enter into an agreement with another third party, which would be costly and delay any future clinical trials.

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

We expect to continue to rely on third-party manufacturers for preclinical and clinical grade product candidates and if we receive regulatory approval for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements could adversely affect our business in a number of ways, including:

•	an inability to conduct necessary preclinical studies to progress our product candidates to clinical trials;

•	an inability to initiate or continue any future clinical trials of product candidates under development;

•	delay in submitting regulatory applications, or receiving regulatory approvals, for product candidates;

•	loss of the cooperation of a collaborator;

•	subjecting our product candidates to additional inspections by regulatory authorities;

•	requirements to cease distribution or to recall batches of our product candidates; and

•	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our products.

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

We have not yet secured manufacturing capabilities for commercial quantities of our product candidates or established facilities in the desired locations to support commercialization of our product candidates.We intend to rely on third-party manufacturers for commercialization, but have not entered into any agreements with such manufacturers to support our product candidates currently in development. We may be unable to negotiate agreements with third-party manufacturers to support our commercialization activities on commercially reasonable terms.

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

This increasingly competitive landscape may compromise the development of our product candidates. For example, improvements in the efficacy, delivery and success rates of competitors’ product candidates, in conjunction with a reduction in the price and duration of their treatments, diminished partnering interest from pharmaceutical companies in our product candidate TT-034 for the treatment of HCV. This caused us to announce in February 2016 the discontinuation of our program to develop TT-034 before the conclusion of its clinical trial.

We are aware of multiple companies that are working in the field of RNAi therapeutics, including Alnylam, Arbutus, Arrowhead, Silence Therapeutics plc, RXi Pharmaceuticals Corporation, Quark Pharmaceuticals, Inc., Marina Biotech, Inc. and Dicerna. Arrowhead, Arbutus and Alnylam are all developing siRNA-based therapeutics for HBV. All of our current product candidates, if approved, would compete with approved and currently marketed treatments.

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

Our success largely depends on the continued service of key management and other specialized personnel, including Mr. Gregory West (Chief Executive Officer), Dr. David Suhy, PhD (Chief Scientific Officer), Dr. Cliff Holloway (Chief Business and Operating Officer), and Ms. Georgina Kilfoil (Chief Clinical and Development Officer). The loss of one or more members of our management team or other key employees or advisors could delay or increase the cost of our research and development programs and materially harm our business, financial condition, results of operations and prospects. The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. We are dependent on the continued service of our technical personnel because of the highly technical nature of our product candidates and the specialized nature of the regulatory approval process for our product candidates. Because our management team and key employees are not obligated to provide us with continued service, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our management team members or key employees. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

Our collaborations with outside scientists and consultants may be subject to restriction and change.

We work with medical experts, chemists, biologists and other scientists at academic and other institutions, and consultants who assist us in our research, development and regulatory efforts, including the members of our scientific advisory board. In addition, these scientists and consultants have provided, and we expect that they will continue to provide, valuable advice regarding our programs and regulatory approval processes. These scientists and consultants are not our employees and may have other commitments that would limit their future availability to us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, we are limited in our ability to prevent them from establishing competing businesses or developing competing products. For example, if a key scientist acting as a principal investigator in any of our future clinical trials identifies a potential product or compound that is more scientifically interesting to his or her professional interests, his or her availability to remain involved in any future clinical trials could be restricted or eliminated.

We may experience difficulties in managing our growth and expanding our operations.

We have limited experience in development and commercialization of pharmaceutical products. As our product candidates continue to advance through preclinical studies and any future clinical trials and potentially toward regulatory approval and commercial sale, we will need to expand our development, regulatory, manufacturing and sales capabilities or contract with other organizations to provide these capabilities for us. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

Our employees, independent contractors, principal investigators, CROs, consultants and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, independent contractors, principal investigators, CROs, consultants, commercial partners and vendors. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and comparable foreign regulators, provide accurate information to the FDA and comparable foreign regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of any future clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

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

We carry combined public and products liability (including human clinical trials extension) insurance of A$20 million per occurrence with a A$20 million aggregate limit. We believe our product liability insurance coverage is sufficient in light of our current clinical programs. However, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any product candidates, we intend to expand our insurance coverage to include the sale of commercial products, but we may not be able to obtain or maintain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded against other pharmaceutical companies in class action lawsuits based on pharmaceutical products, or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause the price of the ADSs and Warrants to decline and, if judgments exceed our insurance coverage, could materially and adversely affect our financial position.

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

We and our development partners, third-party manufacturers and suppliers may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety or the environment. Our operations and the operations of our third-party manufacturers and suppliers also produce hazardous waste products. National, state and local laws and regulations in the United States, Australia and other countries govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development and commercialization efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and any future clinical trials, regulatory approvals or product commercialization progress could be suspended.

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

Despite the implementation of security measures, our internal computer and information technology systems and those of our current and any future CROs and other contractors, consultants and collaborators are vulnerable to damage from computer viruses, cyber-attacks, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruptions of our operations. While we have not experienced any material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions. For example, the loss of clinical trial data from ongoing or future clinical trials or data from preclinical studies could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and will rely on third parties to conduct future clinical trials, and similar events relating to their computer systems could also have similar consequences to our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed and become more expensive.

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

As of June 30, 2016, we had A$18.2 million in cash and cash equivalents. We historically have invested substantially all of our available cash and cash equivalents, including the net proceeds of our U.S. initial public offering, in cash deposits meeting the criteria of our investment policy, which is focused on the preservation of our capital. These investments are subject to general credit, liquidity, market and interest rate risks. We may realize losses in the fair value of these investments, which would have a negative effect on our financial results. In addition, should our investments cease paying or reduce the amount of interest paid to us, our interest income would suffer. The market risks associated with our investment portfolio may have an adverse effect on our results of operations, liquidity and financial condition.

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

We have not carried out any analysis as to whether we have met the COT or, failing the COT, the SBT over relevant periods. In addition, future shareholding changes may result in a significant ownership change for us. It is therefore uncertain as to whether any of our tax losses carried forward as of June 30, 2016 will be available to be carried forward and available to offset our assessable income, if any, in future periods.

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

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or other jurisdictions. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may initiate opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. For example, three of our European patents licensed from CSIRO that expire in 2019 have been subject to oppositions before the European Patent Office (EPO), and these oppositions have resulted in appealable decisions to maintain one of the European patents and to revoke two others. Each of those EPO decisions has been appealed. One of the appeals filed by CSIRO has been dismissed and the relevant European patent was revoked. The remaining two appeals are still underway and we cannot know whether these appeals, if carried through, will be decided favorably for us. Furthermore, even if our patents and patent applications are unchallenged, they may not adequately protect our intellectual property, provide exclusivity for our product candidates or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties.

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

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, the laws of some foreign countries such as India and China do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our markets.

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

For example, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. Such proceedings could result in revocation, amendments to our patent claims or statements being made on the record such that our claims may no longer be construed to cover our product candidates. For example, three of our European patents licensed from CSIRO have been subject to oppositions before the European Patent Office (EPO), and these oppositions have resulted in appealable decisions to maintain one European patent and to revoke two others. Each of those EPO decisions has been appealed. One of the appeals filed by CSIRO has been dismissed and the relevant European patent was revoked. The remaining two appeals are still underway. Outcomes or statements on the record in one country could have a disadvantageous effect on prosecution or enforcement of a patent or patent application in another country. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that no invalidating prior art exists or that the patent examiner was aware of all material prior art during prosecution. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain, enforce or defend the patents, covering technology that we license from third parties. Therefore, these patents and applications may not be prosecuted, enforced and defended in a manner consistent with the best interests of our business. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our platform technology. Such a loss of patent protection could have a material adverse impact on our business. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, enforcement of a favorable decision by a court can depend on cooperation of a governmental authority which may or may not be available in every jurisdiction. There could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could depress the market price of our ADSs and Warrants. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

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

Recent U.S. Supreme Court rulings such as Association for Molecular Pathology v. Myriad Genetics, Inc. (Myriad I); BRCA1- &BRCA2-Based Hereditary Cancer Test Patent Litig. (Myriad II); and Promega Corp. v. Life Technologies Corp. have also narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in some situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

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

An active trading market for the ADSs or Warrants may not continue to develop or may not be liquid enough for you to sell your ADSs or Warrants quickly or at market price.

Prior to our recent U.S. initial public offering, our securities were not listed on any U.S. stock exchange, we were not a reporting company under the Exchange Act and there had been only a limited public market in the United States for the ADSs and no public market in the United States for the Warrants. Although the ADSs and Warrants are listed on The NASDAQ Capital Market, if an active public market in the United States for the ADSs and Warrants does not continue to develop, the market price and liquidity of the ADSs and Warrants may be adversely affected. The initial public offering price for the ADSs and Warrants was determined by negotiation between us and the underwriter. The price at which the ADSs are traded has declined below the initial public offering price, and the price at which the Warrants are traded has not exceeded the Warrant exercise price. The ADS price and/or the Warrant price may continue to decline, which means you may experience a decrease in the value of your ADSs and Warrants regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could cause us significant financial harm.

The dual listing of our ordinary shares and the ADSs and Warrants may adversely affect the liquidity and value of the ADSs and Warrants.

Our ADSs and Warrants are listed on NASDAQ, and our ordinary shares are listed on the ASX. We cannot predict the continued effect of this dual listing on the value of our ordinary shares, ADSs and Warrants. However, the dual listing of our ordinary shares, ADSs and Warrants may dilute the liquidity of these securities in one or both markets and may impair the development of an active trading market for the ADSs and Warrants in the United States. The trading price of the ADSs and Warrants could also be adversely affected by trading in our ordinary shares on the ASX.

As a foreign private issuer, we are permitted and we expect to follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to domestic issuers. This may afford less protection to holders of the ADSs and Warrants.

As a foreign private issuer whose ADSs and Warrants are listed on NASDAQ, we will be permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ requirements. For example, we may follow home country practice with regard to the composition of the board of directors and quorum requirements applicable to shareholder meetings. A foreign private issuer must disclose in its annual reports filed with the SEC the requirements with which it does not comply followed by a description of its applicable home country practice. The Australian home country practices described above may afford less protection to holders of the ADSs and Warrants than that provided under NASDAQ rules. See 10.B “Additional Information – Memorandum and Articles of Association” and Item 16G “Corporate Governance.”

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

We are an emerging growth company as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors for so long as we qualify as an emerging growth company.

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

We will cease to be an emerging growth company upon the earliest of:

•	the end of the fiscal year in which the fifth anniversary of completion of our initial public offering in the United States occurs, or June 30, 2021;

•	the end of the first fiscal year in which the market value of our ordinary shares held by non-affiliates exceeds US$700 million as of the end of the second quarter of such fiscal year;

•	the end of the first fiscal year in which we have total annual gross revenues of at least US$1.0 billion; and

•	the date on which we have issued more than US$1.0 billion in non-convertible debt securities in any rolling three-year period.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act requires that, beginning with our second annual report after the completion of our initial public offering in the United States, our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we rely on the exemption provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until such time as we are no longer an emerging growth company.

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

ADS holders and Warrant holders may be subject to additional risks related to holding ADSs and Warrants rather than ordinary shares.

ADS holders and Warrant holders do not hold ordinary shares directly and, as such, are subject to, among others, the following additional risks:

•	As an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the ADR depositary as permitted by the deposit agreement. As a Warrant holder, you will have no rights as an ADS holder until you exercise your Warrant.

•	Distributions, if any, on the ordinary shares represented by your ADSs will be paid to the ADR depositary, and before the ADR depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADR depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	We and the ADR depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders. We may also amend the ADS Warrant Agent Agreement without the consent of any Warrant holder for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the ADS Warrant Agent Agreement or adding or changing any other provisions with respect to matters or questions arising under that agreement as we and the Warrant Agent deem shall not adversely affect the interest of the Warrant holders. We may also modify or amend the ADS Warrant Agent Agreement in other respects with the vote or written consent of the holders of at least 65% of the then outstanding Warrants.

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

Generally, if, for any taxable year, at least 75% of our gross income is passive income or at least 50% of the average quarterly value of our gross assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, a U.S. holder of our ordinary shares or ADSs may suffer adverse U.S. tax consequences, including having gains realized on the sale of our ordinary shares or ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares or ADSs by individuals who are U.S. holders, and having interest charges added to their tax on distributions from us and on gains from the sale of our ordinary shares or ADSs. See Item 10.E “Additional Information – Taxation.”

While we believe we were not a PFIC for fiscal 2015, it is likely that we were a PFIC for fiscal 2016. This arose due to the decline in the value of our shares and the fact that the applicable PFIC rules treat our working capital as a passive asset for purposes of the PFIC asset test.

We do not intend to provide U.S. holders with the information that would permit such investors to make a qualified electing fund (“QEF”) election. However, U.S. holders may be able to make a timely “mark-to-market” election that would mitigate some of the adverse U.S. tax consequences associated with our PFIC status. U.S. holders should discuss this with their tax advisors.

We also note that U.S. holders in a PFIC are subject to additional U.S. information reporting rules. If a U.S. holder owns ordinary shares or ADSs or warrants during any year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (“Information Return by a Shareholder of a PFIC or Qualified Electing Fund”), generally with the U.S. holder’s federal income tax return for that year. Since our fiscal year ends June 30, calendar year U.S. holders would typically need to make the mark-to-market election and file the IRS Form 8621 with their 2016 U.S. federal tax return.

We strongly urge U.S. holders to discuss this matter with their tax advisors.

Currency fluctuations may adversely affect the price of our ordinary shares, ADSs and Warrants.

Our ordinary shares are quoted in Australian dollars on the ASX and the ADSs and Warrants are quoted in U.S. dollars on NASDAQ. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs and Warrants. In the past year the Australian dollar has generally weakened against the U.S. dollar. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs and Warrants could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.

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

Benitec Biopharma Limited was incorporated under the laws of Australia in 1995 and has been listed on the Australian Securities Exchange, or ASX, since 1997. Since we were incorporated in Australia in 1995, we have devoted the majority of our resources to development efforts relating to ddRNAi. While we have established some licensing arrangements, we do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily from private placements of ordinary shares, including A$31.5 million of gross proceeds raised in February 2014, and our U.S. initial public offering in August 2015, the gross proceeds of which equaled US$13.8 million. We have also been awarded research and development grants from the Australian federal government, totaling A$2.3 million in fiscal 2015 and A$3.6 million in fiscal 2016. We have earned licensing revenue from licensing our ddRNAi technology to five biopharmaceutical companies, totaling A$0.3 million in fiscal 2015 and A$0.2 million in fiscal 2016.

In October 2012, we acquired Tacere Therapeutics, Inc., or Tacere, an RNA interference therapeutics company based in California with a development program focused on hepatitis C. As consideration for the acquisition, we issued a total of 4,092,854 ordinary shares (taking into account a 25:1 share consolidation that became effective in July 2013), representing 9.8% of our issued capital immediately after the transaction, having an aggregate value of A$1.5 million.

In August 2015, we completed our U.S. initial public offering in which we issued 30,000,000 ordinary shares (represented by 1,500,000 ADSs) and 575,000 Warrants. The ADSs and Warrants are listed on The NASDAQ Capital Market.

Our headquarters are located at 99 Mount Street, Suite 1201, North Sydney, New South Wales, 2060 Australia. Our telephone number is +61 2 9555 6986. Our website address is www.benitec.com. Our agent for service of process in the United States is Tacere Therapeutics, Inc., 3940 Trust Way, Hayward, CA 94545.

B.	Business Overview.

Overview

We are a biotechnology company developing a novel, proprietary therapeutic technology platform that combines gene silencing and gene therapy with a goal of providing sustained, long-lasting silencing of disease-causing genes from a single administration. We believe our technology has the potential to be a “one shot” cure for a wide range of diseases that are currently addressed by strict ongoing treatment regimens or that have no effective treatment or only palliative care options. We are using our technology, called DNA-directed RNA interference, or ddRNAi, to develop our pipeline of product candidates for the treatment of several chronic and life-threatening human diseases, such as hepatitis B, age-related macular degeneration, or AMD and oculopharyngeal muscular dystrophy, or OPMD. We will require additional financing to conduct clinical trials for our product candidates for hepatitis B, AMD and OPMD. These diseases have large patient populations, with the exception of OPMD which is a rare disease. In addition, we have licensed our ddRNAi technology to other biopharmaceutical companies whose pipeline programs are progressing towards, or are in, clinical development for applications including HIV/AIDS, retinitis pigmentosa, Huntington’s disease, cancer immunotherapy and intractable neuropathic pain.

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

Our approach differs from the standard RNAi approach, which is commonly referred to as siRNA and is being developed by a number of other companies, including Alnylam Pharmaceuticals, Inc., or Alnylam, Arbutus Biopharma Corporation, or Arbutus (formerly known as Tekmira Pharmaceuticals Corporation before its name change and integration with OnCore BioPharma), and Dicerna Pharmaceuticals, Inc., or Dicerna. In this standard RNAi approach, double-stranded siRNA is produced synthetically and subsequently introduced into the target cell either by chemical modification of the RNA or by a range of other delivery methods. While clinical efficacy has been demonstrated for a number of indications utilizing this approach, it has a number of limitations, which include:

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

Proceeds from our initial public offering in the United States, with our pre-existing cash and cash equivalents, will advance our product candidates for hepatitis B, AMD and OPMD. Additional financing will be needed to advance our product candidates for hepatitis B, AMD and OPMD through clinical trials.

We are developing BB-103 and BB-101 (previously known as Hepbarna), which are currently in preclinical studies, for the treatment of the hepatitis B virus, or HBV. We plan to file an investigational new drug, or IND, application late in 2017 for either BB-103 or BB-101. HBV is a small DNA virus that, according to the WHO, infects up to 240 million people worldwide, resulting in up to 780,000 deaths per year. Infection with HBV occurs in phases ranging from a silent, acute phase that can be resolved by the immune system to a persistent chronic infection requiring life-long therapy. In the case of a chronic HBV infection, the presence of viral particles and proteins, particularly the s-antigen, causes hepatic inflammation leading to liver dysfunction, acute hepatic failure, cirrhosis or hepatocellular carcinoma. Patients suffering from HBV have limited treatment options from therapies consisting of antivirals and, less commonly, interferon therapy. These treatments require adherence to strict recurrent treatment regimens, may cause the hepatitis B virus to mutate and develop antiviral drug resistance, and may only provide viral suppression through the course of administration, and not a cure. The long-term use of interferon, particularly in high doses, may also be associated with significant side effects, including nausea, vomiting, shortness of breath, dizziness and fatigue, that can cause patients to deviate from the course of treatment. BB-103 and BB-101 are both designed to be single administration ddRNAi-based therapies that are delivered using a gene therapy vector that targets the liver and inhibits viral replication and s-antigen production on a long-term basis. Both BB-103 and BB-101 could be used either as monotherapies or, more likely, in combination with another antiviral compound.

In March 2016, Benitec announced results of its recent in vivo study of BB-101. Key findings of the in vivo study indicate that a single BB-101 treatment in the PhoenixBio (PXB) mouse model can result in suppression of HBV. The in vivo experiment supports the in vitro findings previously observed in human hepatocytes isolated from the PXB mouse model, announced in December 2015. We believe these results demonstrate the potential utility of an approach that combines RNAi with gene therapy to treat HBV, and we intend to advance the HBV program towards the clinic. A follow on in vivo study is currently being conducted in the PXB chimeric mouse model. In this study, BB-101 and BB-103 are applied to HBV infected animals as monotherapy or in combination with either Entecavir or Pegylated Interferon, two anti-viral medications described under See Item 4.B “Information on Benitec –Current Hepatitis B Treatments”.

In addition to BB-103 and BB-101 for HBV, we are focusing on developing product candidates to treat AMD and OPMD. We will require additional financing to conduct clinical trials for our product candidates for HBV, AMD and OPMD. For selected product candidates, at the appropriate stage, we may collaborate with large pharmaceutical companies to further develop and, if approved, commercialize them to achieve broad product distribution. For certain products we deem to be outside of our immediate focus, we will continue to out-license, where appropriate, applications of our ddRNAi technology for the development of a range of therapeutics. During calendar 2017 we expect to complete our in vivo proof of concept studies and initiate IND-enabling work with all three of our lead product candidates.

We have completed a Phase I/IIa clinical trial for our now discontinued product candidate, TT-034, which we were developing to treat patients chronically infected with the most common genotype of the hepatitis C virus, or HCV, before winding down the program for commercial reasons. We believe the clinical trial results for TT-034 provide support for the safety of our platform technology.

Our Strengths

We believe that the combination of our proprietary ddRNAi technology and our deep expertise and know-how in designing and clinical development of ddRNAi-based therapeutics will enable us to achieve and maintain a leading position in gene silencing for treatment of human disease. Our key strengths include:

•	A first mover advantage for ddRNAi-based therapeutics;

•	Exclusive rights to a novel, proprietary ddRNAi technology platform that is potentially the basis of single-administration therapies with sustained, long-term silencing of disease-causing genes;

•	A pipeline of programs focused on life threatening or chronic diseases with either large patient populations, including hepatitis B and AMD, or rare disease status potentially supporting an orphan drug classification, including OPMD;

•	Collaborations with third parties to expand the technology platform and develop additional expertise in DNA delivery technologies, in scalable manufacturing, in DNA construct design and in developing related diagnostics to help identify the most appropriate patient populations to benefit from these novel treatments;

•	Out-licensing agreements with third parties utilizing our ddRNAi technology to develop therapies outside of our core research areas, which we believe could provide further validation of our technology’s potential to address numerous diseases;

•	Our development team has significant experience in designing and developing ddRNAi therapeutics and includes founding scientists in the ddRNAi field; and

•	Rights to intellectual property that includes a patent portfolio protecting our ddRNAi technology platform in numerous jurisdictions through 2019, and a growing portfolio of patents protecting improvements to our ddRNAi technology and product candidates in numerous jurisdictions through at least 2025.

Our Strategy

Our objective is to become the leader in discovering, developing, clinically validating and commercializing ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations, and to thereby provide a better life for patients with these diseases. Our strategy to accomplish this goal is to:

•	Progress our pipeline of proprietary ddRNAi-based therapeutics. We are pursuing early preclinical research in HBV, AMD and OPMD and plan to submit IND applications for those product candidates. During 2017 we expect to complete preclinical in vivo proof of concept studies with our product candidates and to initiate IND-enabling work.

•	Continue our leadership position in ddRNAi-based therapeutics. We believe we are the only company to date to have advanced into a clinical trial an RNAi therapeutic for systemic administration by gene therapy vectors.The clinical trial of our now discontinued TT-034 product candidate indicated that TT-034 caused no treatment-related serious adverse events among the nine patients dosed. Although there was no reduction in viral load seen, the biopsy data from the nine patients dosed showed transduction of hepatic tissues. We have developed significant experience in ddRNAi through our work on HCV, HBV, AMD and OPMD. We have strong relationships with key opinion leaders in the field and will continue to engage with the medical and scientific community to communicate the potential therapeutic value of ddRNAi.

•	Further develop and improve our ddRNAi platform technology and its associated intellectual property position. In addition to progressing our pipeline of product candidates, we will further develop and improve our ddRNAi platform technology and its associated intellectual property through in-house development and in-licensing of complementary technologies. One such example is our relationship with 4D Molecular Therapeutics LLC, or 4DMT, a company that is developing a vector to deliver our ddRNAi constructs to the retinal cells of the eye from an intravitreal injection to treat patients with AMD.

•	Develop drugs in our core disease areas and partner selectively to commercialize and expand our pipeline. The adaptability of our platform also presents an opportunity for us to selectively form collaborations to expand our capabilities and product offerings into a range of diseases and potentially to accelerate the development and commercialization of ddRNAi therapeutics more broadly. We will continue to advance programs in core disease areas to appropriate stage of proof of concept before proposing to commercialise with pharmaceutical companies. Where appropriate we will seek to progress one or more programs through to commercialization. For example, our pipeline program to treat an orphan indication, OPMD, is seen as a candidate for this approach. We will also continue to out-license use of ddRNAi for applications and therapeutics outside of our immediate focus to expand our franchise of ddRNAi-based therapeutics.

•

Pursue indications with high unmet medical need or large patient populations. Each of our three current core indications are severe diseases with high unmet medical need or large patient populations. We believe there is a strong rationale for treating these diseases and other diseases that have well-characterized gene targets that can be silenced, thus preventing the disease-causing gene from being expressed. Given the poor prognosis and limited treatment options for most of these diseases, we believe our ddRNAi-based product candidates may offer a potential single-treatment alternative for these patients. Our ddRNAi-based product candidates, if successful, may offer a potentially superior long-term value proposition for our patients and the healthcare system more broadly, which we believe will allow us to derive premium value while delivering patients life-altering treatments. We also intend to develop ddRNAi applications in novel technologies including immunotherapy, such as chimeric antigen receptor T cells, or CAR T, for a range of additional disease areas, subject to our ability to obtain additional financing apart from our initial public offering in the United States.

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

The mechanism of action of RNAi involves the introduction of siRNA into a cell. The siRNA’s sequence is constructed to match a short region of the target gene. The siRNA is processed by the cell’s own enzymes to destroy the target gene’s mRNA, thus preventing the disease-causing gene from being expressed. This occurs as long as the siRNA remains prevalent in the cell. In the standard RNAi approach, siRNA is produced synthetically in the laboratory and introduced into the target cell either by chemical modification of the RNA or by a range of delivery materials. A number of other companies, including Alnylam, Arbutus, and Dicerna, utilize this approach in their RNAi product candidates.

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

In-House Programs

Proceeds from our initial public offering in the United States, with our pre-existing cash and cash equivalents, will advance our product candidates for hepatitis B, AMD and OPMD. Additional financing will be needed to advance our product candidates for hepatitis B, AMD and OPMD through clinical trials. As depicted and described in the image above and as discussed elsewhere in this report, our Hepatitis C program was terminated in February 2016.

BB-103 and BB-101 for the Treatment of Hepatitis B

We are developing BB-103 and BB-101 for the treatment of HBV. Ultimately, only one of the two compounds will be a candidate to enter into testing in human clinical studies. BB-103 is our lead candidate; any final decision for moving one or the other into the clinic will follow efficacy and acute toxicity studies. We are targeting completion of the in vivo proof-of-concept preclinical studies that couple BB-103 and BB-101 with approved therapeutics to treat individuals infected with HBV in the fourth quarter of calendar 2016. Results of recent in vivo and in vitro studies, from March 2016 and December 2015, respectively, have, we believe, demonstrated the potential utility of an approach that combines RNAi with gene therapy to treat HBV, and we intend to advance the HBV program towards the clinic. However, we will need to seek additional financing to proceed with clinical trials for either BB-103 or BB-101.

We have completed a Phase I/IIa clinical trial for our now discontinued product candidate, TT-034, which we were developing to treat patients chronically infected with the most common genotype of HCV. The trial achieved its primary end point of safety of TT-034 in HCV patients, based on safety within the liver and other organs of the nine patients that were dosed in the study. There was one serious adverse event observed, a pulmonary embolism resulting from a fall, and it was classified as unrelated to the therapy. That event was resolved within four weeks. Three other adverse events (diarrhoea, light-headedness and bradycardia) were also observed and considered possibly treatment related. All of those events were mild in nature and resolved completely. No adverse event met the pre-defined criteria for a dose-limiting toxicity. In addition, no T-cell capsid response was seen in any of the subjects, as has been previously reported at similar high-dose levels in other companies’ systemic trials with AAV. While transduction of hepatic tissues was seen, there was no reduction in viral load in treated patients, which was a secondary endpoint of the study. We believe that our experience with the TT-034 clinical trial will be of value in designing and implementing our other programs, in particular HBV, as both HBV and HCV replicate in the liver. We have designed certain aspects of BB-103 to mimic the design elements of TT-034.

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

According to GlobalData, a market research firm, the global hepatitis B therapeutics market was worth $2.4 billion in 2014, and is expected to reach a total of $3.0 billion by 2024 at a Compound Annual Growth Rate of 2.4% (GlobalData, 2016). The current therapies used as standard of care for HBV consist of antivirals composed of nucleotide and nucleoside analogues, or NUCs, and, less commonly, interferon therapy.

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

siRNA

Several therapeutics based on siRNA are in late preclinical stages or clinical stages of development at companies such as Arbutus, Arrowhead and Alnylam. The most advanced of these therapies is Arrowhead’s drug candidate, ARC-520, which consists of two siRNAs targeting HBV mRNAs. Using transient and transgenic mouse models, it was observed that a single injection of ARC-520 resulted in a 3–4 log reduction in HBV-DNA and viral antigens. In addition, 95% reduction in HBV-DNA levels and approximately 90% reduction in HBsAg levels were observed after two doses of ARC-520 in a chimpanzee chronically infected with HBV. Arrowhead is currently testing ARC-520 in hepatitis B patients in a Phase II clinical study.

In addition, ARB-1467, an Arbutus drug candidate, has progressed to a Phase II multiple-dosing study initiated in December 2015 and ongoing. ARB-1467 uses a three-trigger siRNA design with a goal to facilitate the loss of HBsAg expression in chronic HBV patients. Using chimeric mouse models, ARB-1467 showed inhibition of HBsAg and HBeAg, as well as a reduction in viral DNA and cccDNA.

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

Our ddRNAi-Based Hepatitis B Therapeutic—BB-103

We are developing BB-103 to address many of the limitations of therapeutics for HBV currently on the market and those in development. BB-103 is designed to be a single administration ddRNAi-based therapy that is delivered using an AAV vector that targets the liver and expresses three shRNAs that target highly conserved regions on the HBV genome to inhibit both viral replication and viral protein, including s-antigen, production on a long-term basis. BB-103 could be used either as a monotherapy or, more likely, in combination with another antiviral compound.

We have designed certain components of BB-103 to mimic our now discontinued product candidate for HCV, TT-034, as both HBV and HCV replicate in the liver. The same AAV vector is used in both therapeutic candidates, designed to achieve the same biodistribution and liver transduction properties. The AAV vector is expected to be delivered by a single administration therapy. The AAV vector will target the liver and express three shRNAs that target three separate conserved regions of the genome. The most significant change is the replacement of the three anti-HCV shRNAs of TT-034 with three anti-HBV shRNAs in BB-103 as well as modeling the anti-HBV shRNAs into a miRNA backbone for more efficient expression. Though we have discontinued our clinical trial for TT-034 for commercial reasons, we believe the clinical results of TT-034 provide support for the safety of our platform technology.

Despite the discontinuation of the TT-034 Phase I/IIa trial, we believe useful information was obtained from the trial which should be beneficial for the clinical development of BB-103, the IND-enabling studies, the design and regulatory approval pathway for initial clinical trials, and potentially the starting clinical dose, in light of the similarities between TT-034 and BB-103.

BB-103—Design and Mechanism of Action

The design of the BB-103 DNA construct takes advantage of the structure of the HBV genome. The hepatitis B virus is a small DNA virus with four overlapping open reading frames, meaning several genes are produced from the same DNA sequence by shifting the starting point of the translation process (Figure 3). These four genes are known as the core, surface, X and polymerase genes. The core gene encodes the core nucleocapsid protein, which is important in viral packaging and thought to help stabilize cccDNA, and hepatitis B e-antigen. The surface gene encodes proteins, including s-antigen. The X gene encodes the X protein, which has properties that may be important in liver carcinogenesis. The polymerase gene encodes a large protein with functions critical for viral packaging and replication. Although HBV is a DNA virus, it replicates through an RNA intermediate. BB-103 targets the viral mRNA at three overlapping regions of the genome (Figure 3), simultaneously silencing the surface, X, core and polymerase genes. As a result, we believe that the long-term suppression of HBV viral replication, through silencing of the polymerase gene and targeting the HBV RNA used for replication, the inhibition of HBV viral proteins production, including the s-antigen production, through silencing of the surface gene, and the inhibition of the cccDNA, through silencing of the core protein gene, could lead to eradication of HBV infection in patients by a single administration of BB-103.

In vitro Development Highlights

Our bioinformatics analysis of the major HBV genotypes, A through H, has identified several well-conserved regions of the genome for targeting with ddRNAi therapeutics. We have designed numerous shRNAs to target these regions, and we have identified lead candidates based on several factors, including activity, hyperfunctionality, meaning the highest activity at lowest levels, and the ability of the shRNA strand to be incorporated into the cell’s natural RNA processing mechanism. The final clinical construct we have chosen is illustrated in Figure 3.

Figure 3. The design for BB-103

The design for BB-103 is based on the design of TT-034, utilizing an AAV capsid and a triple construct targeting three separate conserved regions on the HBV mRNA (A); The shRNAs target regions on the overlapping reading frames of the HBV genome (B), allowing simultaneous targeting of the mRNAs that express viral proteins including DNA polymerase, s-antigen and core proteins.

Figure 4. The mechanism of action of BB-103

The DNA construct is delivered to the nucleus of hepatocytes via an AAV vector. Upon reaching the nucleus the construct expresses three different types of shRNAs (B) that are processed by the cell’s endogenous machinery to produce siRNAs that cleave the HBV mRNA and thus prevent the virus from replicating and producing viral proteins.

In vivo Development Highlights and Ongoing Development Plan for BB-103

Our development plan for BB-103 is focused on demonstrating clinical proof of concept in a Phase I/IIa clinical trial. We expect to complete in vivo proof-of-concept studies in the fourth quarter of calendar 2016.

Initial in vitro data from preclinical results in December 2015 demonstrated the efficacy of BB-102, a first generation compound expressing similar anti-HBV shRNA, to suppress multiple aspects of HBV in infected human liver cells. The in vitro data was supported by in vivo experiment in the chimeric mouse model results reported in March 2016, which demonstrated suppression of HBV in vivo in a mouse model following a single administration. Key findings from the in vivo study indicated that a single BB-102 treatment:

•	reduced serum HBV DNA by 1.83 logs, equivalent to 98.5% elimination of circulating HBV;

•	reduced intracellular liver HBV DNA by 94.9%;

•	suppressed serum antigens, HBsAg and HBV envelope antigen (HBeAg), by 97.6% and 92.5%, respectively; and

•	significantly decreased levels of HBV viral RNA and cccDNA.

BB-201 and BB-202 for the Treatment of Age-Related Macular Degeneration

Overview

We are developing two ddRNAi-based therapies, one for the treatment of wet AMD, which is designated BB-201, and the other potentially for both wet and dry AMD, which is designated BB-202. The delivery vector for both BB-201 and BB-202 is comprised of a novel AAV capsid is being developed in collaboration with 4DMT. The aim of this program is to develop a therapeutic that provides long-term treatment of AMD from a single intravitreal injection. We believe this could replace the need for regular intravitreal injections of protein based therapeutics into the eye, which is the current standard of care.

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

Wet AMD is the more advanced type of AMD. In wet AMD, which is also called exudative, or neovascular, AMD, the Bruch’s membrane underlying the retina thickens, then breaks. The oxygen supply to the macula is disrupted and, as a result, new abnormal blood vessels grow through the subretinal membrane towards the macula, often raising the retina. The blood vessels are fragile, and often leak fluids that damage the macula. VEGF-a is a key molecule known to stimulate the new blood vessel growth in wet AMD. Although the wet form of the disease affects only 10% to 15% of those who have AMD, wet AMD accounts for 90% of the severe vision loss caused by macular degeneration.

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

•	Lucentis (ranibizumab) is an antibody fragment, or macromolecule, that directly inhibits VEGF-a by binding to it and thus preventing its binding to the corresponding receptor in the retina. The main challenge for Lucentis is that it requires frequent administration, typically monthly or bimonthly, via intravitreal injections.

•	Avastin (bevacizumab) is a monoclonal antibody that also binds to VEGF-a. Although approved only for use in colon cancer, it is used off label for AMD. It is also injected intravitreally and requires ongoing regular injections to maintain its effect.

•	Eylea (aflibercept) is a recombinant fusion protein consisting of portions of human VEGF receptors 1 and 2 extracellular domains fused to the Fc portion of human IgG1. It is recommended to be injected intravitreally every four weeks for the first three months and every eight weeks thereafter. Eylea is thought to work by inhibiting VEGF-a, VEGF-b and PGF.

•	Macugen (pegaptanib) is an RNA aptamer that is directed against VEGF-a. It is recommended to be injected intravitreally every six weeks.

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

Our ddRNAi-Based AMD Therapeutics—BB-201 and BB-202

There are several challenges in the development of AMD therapeutic market and we believe that our ddRNAi technology has the potential to address and overcome a number of these challenges, including:

•	The relatively short half-life of current standard-of-care therapies results in the need for regular administration by intravitreal injection every 4 to 8 weeks. We believe our ddRNAi-based therapeutics have the potential for sustained inhibition of disease progression, possibly for months or years, from a single intravitreal injection.

•	AMD therapeutic programs under development at a number of other gene therapy companies focus on administering the product to target cells by subretinal injection. We are co-developing with 4DMT AAV vectors to target the subretinal cells following intravitreal injection, which we believe is a more commercially viable and less invasive route of administration and is the route used in most current anti-VEGF therapies.

•	There are no approved treatments for dry AMD. We have designed and tested a ddRNAi construct that we believe has potential to address this unmet market need.

BB-201 and BB-202- Design and Mechanism of Action

•	We are developing two ddRNAi-based product candidates, one for wet AMD, called BB-201, and one for both wet and dry AMD, called BB-202, that are designed to address many of the limitations for therapeutics for AMD currently on the market or under development.

•	BB-201 is a ddRNAi construct expressing a three independent shRNAs designed to inhibit the expression of genes that encode for the VEGF-a, VEGF-b and PGF (Figure 5A). VEGF-A is responsible for stimulating the new blood vessel growth in wet AMD.

•	BB-202 is our second generation product candidate designed to express three shRNAs, which target three different genes, VEGF receptor 2, PDGF-beta receptor and human complement factor B, which all play a role in the progression of AMD (Figure 5B). VEGFR2 is the receptor known to bind VEGF-a, so silencing that receptor should prevent it from functioning to stimulate new blood vessel growth. The PDGF-beta receptor has a known role in recruiting cells that stabilize newly formed blood vessels for long term-persistence. Human complement factor B is a known component of ocular drusen.

Figure 5. Our AMD ddRNAi constructs

BB-201 is a construct that uses three independent promoters to drive the expression of short hairpin RNA that target VEGF-a, VEGF-b and PGF and is intended for use in subjects with wet AMD (A); and BB-202 is a ddRNAi construct that uses one promoter to drive the expression of shRNA that target VEGFR2, PDGF-ßR, and Human Complement Factor B, three genes shown to have a role in both wet and dry AMD (B).

We have observed in in vitro studies that both BB-201 (Figure 6) and BB-202 (Figure 7) are effective at silencing the target genes.

Figure 6. Effects of BB-201 on VEGF-a, VEGF-b and PGF in vitro.

VEGF-a

VEGF-b

PGF

A retinal pigment epithelial cell line cultured in vitro was treated with adenovirus harboring the BB-201 expression construct and monitored for up to 144 hours for inhibition of protein (light bars) and mRNA (black bars) as well as expression of the shRNA produced (triangles). “MOI” represents the multiplicity of infection. The production of anti-VEGF-a, VEGF-b and PGF shRNAs inside of the cells correlated with significant silencing of the respective target mRNA.

Figure 7. Effects of BB-202.

Figure 7. Effects of BB-202.

In in vitro studies in retinal pigment epithelial cells, BB-202 inhibited target mRNA levels of VEGF-receptor, PDGF-beta and human complement factor B.

Ongoing Development Plan for AMD – Development of Novel Delivery Vector

We have engaged 4DMT to develop a novel AAV capsid that, when delivered by intravitreal injection, will deliver our ddRNAi constructs to the retinal cells of the eye. 4DMT has developed novel AAV vectors with desirable physical properties, such as enhanced tissue attractions, or tropisms, and reduced immunogenicity using a technique called directed evolution. This involves sequential passaging of a starting AAV library in vivo to isolate those variants that have the highest affinity for the target tissue. The sequential passaging for our AMD program is being conducted in non-human primates to enable identification of vectors expected to be suitable for the complex human eye structure. Preliminary results have evidenced the presence of AAV particles in the retina from intravitreal administration of the starting AAV library. We expect that we will select an AAV vector candidate by the fourth quarter of calendar 2016 for use in our in vivo studies of BB-201 following biodistribution studies. Upon production of the vector, we will initiate in vivo proof-of-concept studies in which the 4DMT vector will be used to deliver the BB-201 DNA construct that expresses an shRNA designed to silence VEGF-a, VEGF-b and PGF in a non-human primate model in which AMD has been induced by the treatment of the retina with a laser. We believe that the construct will silence the VEGF-a gene in the retinal cells by the mechanism shown in Figure 8.

Figure 8. The expected mechanism of action of BB-201

Following an intravitreal injection, the DNA construct is delivered to the nucleus of retinal cells via an AAV vector (A). Upon reaching the nucleus, the construct expresses three types of shRNAs that are processed by the cell’s endogenous machinery to produce siRNAs that cleave the VEGF-a, VEGF-b and PGF mRNA and prevent the corresponding proteins from being expressed and thus preventing it from stimulating the growth of new blood vessels.

Although we expect to complete in vivo preclinical proof-of-concept studies in 2017, we will need to seek additional financing to proceed with clinical trials for our product candidates for AMD.

BB-301 for Treatment of Oculopharyngeal Muscular Dystrophy

We are developing BB-301 (previously known as Pabparna) for the treatment of OPMD, an autosomal-dominant inherited, slow-progressing, late-onset degenerative muscle disorder that usually starts in patients during their 40s or 50s. The disease is manifested by progressive swallowing difficulties, or dysphagia, and eyelid drooping, or ptosis, due to specific effects on the pharyngeal and cricopharyngeal muscle, which is located at the top of the esophagus. The disease is caused by a specific mutation in the poly(A)-binding protein nuclear 1, or PABPN1, gene. The main pathological characteristic of OPMD is the presence of dense intranuclear inclusions of mutated PABPN1 protein.

BB-301utilizes a “silence and replace” approach designed to silence the mutant PABPN1 gene with a ddRNAi construct and replace the mutant gene with the normal PABPN1 gene, delivered with an AAV vector.

Results from in vivo studies in an animal model of OPMD support proof of concept of this approach in BB-301 individual components. In conjunction with collaborators, we are working to optimize the in vivo delivery of BB-301 and, assuming successful results, we plan to develop BB-301 through IND-enabling studies, and subsequent submission of an IND application.

OPMD is a rare disease and has been reported in at least 33 countries. Patients suffering with OPMD are well identified and are aggregated in particular regions, which we believe should simplify clinical development and commercialization of BB-301, if it is approved. The largest OPMD cluster is in the French-Canadian population, with estimated prevalence of one in every one thousand people, and its highest prevalence is among Bukhara Jews living in Israel, where it affects one in six hundred people. In Europe, the estimated prevalence is one in one hundred thousand people. The relatively low abundance of patients afflicted by this disease allows this indication to be characterized as a rare disease, potentially supporting an orphan drug designation.

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

The Institut de Myologie in Paris has undertaken a Phase I/II trial of a cell transplantation therapy, grafting autologous myoblasts isolated from spared muscles into the pharyngeal muscle. This is a significantly invasive procedure requiring surgery in two different sites of a patient’s body.

Our ddRNAi-Based OPMD Therapeutic—BB-301

We are developing BB-301, a single administration ddRNAi-based gene therapy, to correct the gene defect which causes the disease and to address many of the limitations of therapeutic approaches currently available and those in development for OPMD. BB-301 is a monotherapy delivered using an AAV vector and is designed to silence the expression of the mutant PABPN1 gene in esophageal muscle cells of OPMD patients while simultaneously introducing a silencing-resistant normal form of the gene. We believe OPMD is well suited for this “silence and replace” approach since the genetic mutation is well characterized and the target tissue is relatively small. Once validated, we believe a similar approach could be applied to other inherited disorders.

BB-301—Design and Mechanism of Action

BB-301 is designed to target three distinct regions of the PABPN1 mRNA, by generating three separate shRNAs from a single DNA construct, and to express a silencing-resistant version of the normal PABPN1 gene (Figure 9).

Figure 9. BB-301 AAV “silence and replace” combination vector

BB-301 is comprised of a ddRNAi DNA construct expressing three separate shRNAs targeting three separate regions of the PABPN1 gene, designed to silence the defective PABPN1 gene in OPMD patients, combined with a gene expression construct that produces a silencing-resistant version of the normal PABPN1 gene, delivered using an AAV vector.

In collaboration with researchers at the Royal Holloway University of London and the Institut de Myologie in Paris we have observed effective silencing of the PABPN1 gene in vitro by the ddRNAi construct. Furthermore, we have generated a gene expression construct that produces a silencing-resistant version of the normal PABPN1 gene. The mechanism of action of BB-301 is shown in Figure 10.

Figure 10. The mechanism of action of BB-301

The DNA construct is delivered to the affected muscle cells via an AAV vector. Upon reaching the nucleus, the construct expresses one or two independent shRNAs that are processed by the cell’s endogenous machinery to produce siRNAs that cleave the mutant PABPN1 mRNA and silence the expression of the mutant gene. In addition, the PABPN1 gene expression construct expresses a silencing-resistant version of the normal PABPN1 gene, which we believe may promote restoration of muscle function to the cell.

In in vivo studies using a transgenic mouse model of OPMD at the Royal Holloway University of London and the Institut de Myologie, we observed normalization of muscle strength following administration of the ddRNAi and gene expression constructs (Figure 11).

Figure 11. Restoration of muscle function in vivo following gene silencing and replacement

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

Ongoing Development Plans for BB-301

Our development plan for BB-301 is focused on investigating options for the optimal delivery of the combined constructs that comprise BB-301. The options include combining the two constructs into a single AAV vector (Figure 9) and testing that combination vector in vivo in the OPMD mouse model, and generating and testing lentivirus-based combination vectors and testing their ability to produce gene modified autologous muscle stem cells in vitro.

Successful results from these studies may inform the design of later translational studies in dogs moving towards a clinical trial in OPMD patients initially via local administration of AAV vectors. We have completed initial preclinical proof-of-concept studies using the chosen clinical construct and plan to have follow on proof-of-concept data in the first quarter of calendar 2017.

TT-034 for the Treatment of Hepatitis C

Hepatitis C is a complex public health problem, characterized by a high prevalence of chronic infection by an RNA virus, an increasing burden of HCV-associated disease, low rates of testing and treatment, and the prospect of increasing incidence associated with injectable drug abuse. According to the WHO, over 170 million individuals worldwide have chronic hepatitis C. Chronic infection can result in cirrhosis and death in 20% of patients due to end-stage liver disease or hepatocellular carcinoma. We had been developing a ddRNAi-based therapeutic, TT-034, for the treatment of the most common genotype of the human hepatitis C virus. We began a Phase I/IIa first-in-human clinical trial of TT-034 in January 2014. Following the commencement of the clinical trial of TT-034, a number of new and effective therapeutics were approved for the treatment of HCV. Subsequently, competitors’ products showed improvements in the efficacy, delivery and success rate of treatments for HCV while, at the same time, reducing the price and duration of their treatments.

As a result of the increasingly competitive landscape, in February 2016 we concluded that the TT-034 program no longer offered the commercial value necessary to attract a worthwhile commercial partnership deal and, as a result, did not warrant additional expenditure or focus of our resources beyond completion of the existing patients.

The phase I/IIa clinical trial of TT-034 enrolled nine patients who received a single intravenous infusion of TT-034 at escalating doses of 4 x 1010, 1.25 × 1011, 4 × 1011 and 1.25 × 1012 vg/kg. Patients were monitored for safety and efficacy assessments over 24 weeks following the administration of TT-034. A liver biopsy, collected 21 days post dosing, was used to assess hepatic TT-034 DNA levels and shRNA expression.

These results show the administered doses of TT-034 to be well tolerated with no treatment related serious adverse events observed. In the nine patients dosed, one serious adverse event, a pulmonary embolism resulting from a fall, was observed and classified as unrelated to the therapy. That event was resolved within four weeks. Three other adverse events (diarrhoea, light-headedness and bradycardia) were also observed and considered possibly treatment related. All of those events were mild in nature and resolved completely. No adverse event met the pre-defined criteria for a dose-limiting toxicity. In addition, no T-cell capsid response was seen in any of the subjects, as has been previously reported at similar high dose levels in other companies’ systemic trials with AAV. The patients dosed with TT-034 will be followed in a pre-planned follow-up study where they will have annual health checks for four and one-half years following completion of the study.

While transduction of hepatic tissues was seen, the assessment of TT-034 treatment on viral load, a secondary endpoint of the study, showed no reduction in viral load in the treated subjects.

We believe the data collected from this clinical trial will have a positive impact not only on Benitec’s other therapeutic programs, but also for the field of gene therapy as a whole. This is the first time DNA transduction and transgene expression could be measured directly in hepatic tissues following systemic administration. We are using the data from this study to implement design changes in our clinical constructs and to benefit our other therapeutics programs benefit from this study.

Tribetarna for the Treatment of Drug-Resistant Non-Small Cell Lung Cancer

Lung cancer, including drug-resistant non-small cell lung cancer, or NSCLC, and small cell lung carcinoma, or SCLC, is the most common form of human cancer, and about 80% of diagnosed lung cancer cases are categorized as NSCLC. We had been developing a ddRNAi therapeutic, which we called Tribetarna, to target drug-resistant NSCLC and re-sensitize the tumors to chemotherapy by silencing the TUBB3 gene. We undertook preclinical proof-of-concept studies for Tribetarna in collaboration with researchers at the University of New South Wales, or UNSW, who were one of the first groups to demonstrate a link between TUBB3 expression and chemoresistance in NSCLC cells.

As a result of feedback from potential commercial partners, we decided to terminate the NSCLC program, allowing us to focus our resources on developing other preclinical programs which have attracted stronger interest from potential commercial partners and investors. We are in discussions with the UNSW to determine the best use of the data gathered to date. The program has provided insights into optimizing ddRNAi design and delivery.

Our Out-Licensed Programs

We have licensed our ddRNAi technology to companies who are developing therapeutic programs in five disease areas. These licenses expand the areas and number of ddRNAi-based therapeutics being developed. Each of them provides a potential opportunity for further clinical validation of the technology and potential revenue opportunity. These licenses have been granted to small early-stage biotechnology companies with modest upfront and early development milestone payments and greater milestone payments due upon later-stage program success. Under these agreements, we have received aggregate payments of A$307,310 and A$247,000 for the fiscal years ended June 30, 2015 and June 30, 2016, respectively. We do not expect that any milestone payments we may receive in the future will be significant to our business.

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

In 2014, Calimmune commenced a Phase I/IIa clinical trial of Cal-1. The goal of the trial is to assess the safety of the therapy, to determine the ease of use and feasibility of the approach for HIV/AIDS patients and to evaluate what, if any, side effects there may be. Calimmune has reported that, following review by the DSMB of the first cohort of patients for the trial, a second patient cohort was dosed, consisting of four patients, who received a preconditioning regimen designed to make the treatment more effective.

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

In October 2014, the European Medicines Agency, or EMA, granted RhoNova Advanced Therapy Medicinal Product classification. The classification enables Genable to procure centralized scientific advice and guidance from EMA regulators on RhoNova’s ongoing development. In 2013, the FDA granted Genable orphan drug designation for RhoNova. In March 2016, Genable announced that Spark Therapeutics, or Spark, had acquired the company for a combination of cash and common stock. Spark has indicated support for continuing the development of RhoNova.

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

September 2016, Regen announced it had submitted a revised IND application to the FDA to support a clinical trial with dCellVax. The clinical trial involves generation of patient-specific immune stimulatory cells termed “dendritic cells” that are modified by gene-silencing so as to lose expression of the immune checkpoint gene IDO. Ten patients with advanced breast cancer will be treated in the proposed clinical trial.

Intractable Neuropathic Pain

In November 2014, we granted an exclusive, royalty-bearing, worldwide license to a U.S.-based biotechnology company, Circuit Therapeutics, Inc., or Circuit Therapeutics, to use ddRNAi for the development of treatments for and the prevention of pain. Under the licensing agreement, Circuit Therapeutics has rights to develop, use and commercialize treatments that use ddRNAi to silence Nav1.7, a sodium ion channel that is exclusively expressed in certain sensory nerves and is critical for generation of pain.

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

Non-viral delivery of DNA constructs

Efficient delivery of DNA constructs to tissues remains a principal challenge to the development of gene therapy based therapeutics. Most gene therapy strategies employ viral vectors. We are using AAV based vectors in our HBV program to deliver therapeutic ddRNAi constructs to hepatocytes. While AAV vectors can transduce livers with high efficiency and drive sustained expression of shRNAs, there are certain disadvantages with their use.

A proportion of patients possess neutralizing antibodies to AAV, and efficient liver transduction could consequently be inhibited in such patients. Treatment with AAV vectors could also induce an immune response in some patients, potentially limiting the ability to readminister therapeutic viral vectors to those patients. While strategies such as transient immune suppression might circumvent these issues, we believe the use of non-viral DNA delivery vectors, designed to be non-immunogenic, could offer intrinsic advantages for gene therapy. We are consequently investigating strategies to develop non-viral vectors for the delivery of therapeutic ddRNAi constructs.

Our initial work on the development of non-viral vectors is being undertaken in the context of the HBV program. We have prepared DNA constructs that show persistence of expression in vivo and have also demonstrated that ddRNAi constructs prepared in this manner can express HBV therapeutic shRNAs. We are attempting to complex these DNA constructs in nanoparticles to achieve efficient transduction of hepatocytes in vivo and achieve sustained expression of shRNAs.

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

Cell Therapies

ddRNAi could potentially be used to produce modified stem cells that express shRNA for enhanced therapeutic benefit. We had been researching this approach for some of our pipeline programs but have recently decided to ceased further development.

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

As of September 2016, we own or co-own a total of thirteen patent families (12 owned and 1 co-owned), of which three are in the provisional phase and others have progressed to national prosecution. These families include granted patents in the United States (9), Europe (2), Australia (3), Canada (2) and New Zealand (3). We have more than 20 pending national/regional applications in a total of 15 jurisdictions (counting as one jurisdiction the member states of the European Patent Convention). This intellectual property portfolio for our ddRNAi technology, improvements to the technology and product-specific patents can be commercialized collectively or in individual product candidate programs.

We also have a portfolio of in-licensed patents relating to the ddRNAi platform technology. The license from Commonwealth Scientific & Industrial Research Organization, or CSIRO, includes irrevocable, exclusive rights in the field of human therapeutics to CSIRO’s patents claiming ddRNAi. The license includes two patent families with patents in the United States (9), Europe (3), the United Kingdom (1), Australia (4) and Canada (1). The license also includes nine pending national/regional applications in a total of four jurisdictions.

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

In December 2009, we entered into a commercial license arrangement with CSIRO for these two patent families relating to ddRNAi technology. This worldwide license in the field of human therapeutics is exclusive and irrevocable. In exchange for the license, we issued ordinary shares to CSIRO, and we are required to pay CSIRO approximately A$300,000 in the event of corporate transactions such as a merger, sale, change of control, capital reconstruction or insolvency event relating to Benitec. Under the license agreement, following notice to us and receipt of our comments, if any, CSIRO has control over prosecution of patent applications and litigation, if any.

Two of the CSIRO patents in the first family are in European Patent Office opposition proceedings. The European Patent Office Opposition Board published decisions in these proceedings in July 2014 and July 2015.

In its July 2014 decision, the Board revoked the first of these two related European patents and, in its July 2015 decision, it revoked the second. CSIRO has appealed both decisions. The U.S. patent corresponding to the two currently revoked European patents was upheld, with modified claims, upon re-examination at the USPTO in 2011, but we cannot know whether the appeals regarding the revoked European patents, if undertaken and carried through, will be decided favorably for us. The Company believes that even if the two currently revoked European patents, which are scheduled to expire in 2019, are not restored upon appeal, such revocation should have no materially adverse effect upon our other owned and licensed patents and patent applications described below.

In the second patent family, one of the CSIRO patents is subject to opposition proceedings in the European Patent Office and one of the patent applications was subject to USPTO interference proceedings. In February 2015, the European Patent Office Opposition Board published its decision to uphold CSIRO’s European patent in the second family. The opponents have appealed this decision. In October 2012, the USPTO issued its decision to refuse to grant CSIRO’s claims involved in the interference proceedings. CSIRO appealed this decision to the United States Court of Appeals for the Federal Circuit which reversed the USPTO’s decision and granted the relevant claims to CSIRO. On remand, the Patent Trial and Appeal Board cancelled the opposing party’s involved claims. The opposing party had until the deadline of March 28, 2016 to petition the U.S. Supreme Court to review the Federal Circuit’s decision but did not file such an appeal.

Technology Improvements

We own two patent families that relate to improvements to ddRNAi technology. The first patent family relates to compositions of matter and methods for delivering shRNA molecules to animal cells for a variety of target genes. As of September 2016, this patent family included patents granted in the United Kingdom, Singapore and South Africa. We expect any patents granted in this patent family to expire in March 2021.

The second patent family relates to nucleic acid constructs and methods for using DNA to produce hairpin RNA molecules that can target multiple genes within one molecule. As of September 2016, this patent family included patents granted in Australia, New Zealand, Singapore and South Africa. We expect any patents granted in this patent family to expire in June 2024.

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

Our ddRNAi-based treatment for hepatitis B

Our patent portfolio related to our ddRNAi-based treatment for hepatitis B includes one patent family relating to single-stranded RNA and shRNA sequences to a range of target regions of the hepatitis B viral genome. This patent family was jointly filed with Biomics Biotech Co., Ltd., or Biomics, and Biomics subsequently assigned its ownership interests in the patent to us. As of September 2016, this patent family includes a patents granted in the United States and Europe and pending applications in the United States, Europe, Australia, Brazil, Canada, China, India, Korea and Russia. We expect any patents granted in this patent family to have expired by October 2031.

This patent family is the outcome of a collaborative research agreement between us and Biomics which was commenced in August 2009. The arrangement provided for both parties to receive a share of any revenue generated from commercializing this patent family commensurate with our respective contributions to the intellectual property subject to the agreement, which contributions were equal. In July 2015, we entered into an earn-out agreement with Biomics pursuant to which we acquired all rights, title and interest in this patent family in exchange for upfront and milestone payments. At the time of signing the agreement, we paid Biomics A$2.5 million consisting of A$2.0 million in cash and 647,333 ordinary shares (having a value of A$500,000 at the time the agreement was entered into). These shares could not be traded until October 1, 2015 and thereafter Biomics may only sell up to A$100,000 in value of those shares in any calendar month. Upon licensing a patent in this patent family we will also pay Biomics 50% of the initial licensing revenue received by us up to a maximum of A$3.5 million and, in the event we receive licensing revenue greater than A$6.0 million, we would pay Biomics 1.5% of licensing revenue on any such additional amounts.

A U.S. priority document has been filed by us to claim composition of matter and methods of using a range of RNA molecules in the treatment of hepatitis B. This new patent filing claims the shRNA sequences that are under development as the lead candidates for HBV, and also include other target and RNA sequences to different regions of the HBV genome. This new patent application names Benitec as the sole applicant.

Our ddRNAi-based therapeutic candidates for AMD

Our patent portfolio for AMD includes one patent family relating to the target genes for AMD. This patent family relates to the target gene sequences for our two ddRNAi-based therapeutic candidates for AMD. As of September 2016, this patent family included pending applications in the United States, Europe, Australia, Canada, China, India, Israel, Mexico, Singapore, Japan, South Africa, Korea and Russia. We expect any patents to grant in this patent family to expire in January 2034.

TT-034—ddRNAi-based treatment for hepatitis C

Our patent portfolio related to our now discontinued product candidate TT-034 includes two patent families relating primarily to the shRNA sequences of TT-034 and the expression cassette design of the therapeutic. The first patent family has claims for methods and genetic constructs that use the shRNA sequences of TT-034 in the treatment of hepatitis C. The patent family relates to a range of different shRNA sequences, and includes the three candidate shRNA sequences incorporated in TT-034, as well as using ddRNAi to deliver the shRNA. The design of the expression cassette in this patent family is for three shRNA sequences with independent promoters driving the expression of each shRNA. As of September 2016, this patent family included patents granted in the United States (3), Europe, Australia, Canada, China, Israel, Japan and Korea. We expect any patents granted in this patent family to expire in March 2025.

The second patent family also includes claims for methods and genetic constructs using the shRNA sequences of TT-034 in the treatment of hepatitis C. The design of the expression in this patent family is for a single promoter to drive the expression of multiple shRNA sequences. As of September 2016, this patent family included patents granted in the United States (3), Australia, China, Europe, Canada, New Zealand and Hong Kong. We expect any patents granted in this patent family to expire in February 2026.

Tribetarna—our ddRNAi-based treatment for lung cancer

Our patent portfolio related to our now discontinued lung cancer program, includes one patent family relating to methods of increasing the sensitivity of a tumor cell to DNA damaging agents (cisplatin) or tubulin-binding agents (paclitaxel) using nucleic acid constructs encoding a shRNA or siRNA directed to regions of the TUBB2A, TUBB2C, or TUBB3 tubulin genes and conjugated to polyethylenimine. This patent family is licensed exclusively from the University of New South Wales. As of September 2016, this patent family included patents granted in Australia, China, Hong Kong, Israel, Japan and Singapore. We expect any patents granted in this patent family to expire in March 2028.

In August 2013, we entered into a commercial license arrangement with NewSouth Innovations Pty Limited, or NSi, of University of New South Wales for this patent portfolio. The license was terminated in October 2016.

We have filed a U.S. priority document to claim composition of matter and methods of using the shRNA sequences of Tribetarna in the treatment of lung cancer. This new provisional patent filing claims the expression cassette with the triple shRNA sequences of Tribetarna. This new patent application names us as the sole applicant.

Targeting the T-Cell Receptor

We have filed a provisional patent application in the U.S. for the CAR-T program entitled “Reagents for Producing T-Cells with Non-Functional TCR Compositions Comprising Same and Use Thereof.”

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

Trademarks

Our trademarks include registrations for company branding and product names for our pipeline in development.

Trade Mark (program)	Trade Mark Number	Filing date	Jurisdiction	Status
BENITEC®	1103049	10 Mar 2006	Australia	Registered
BENITEC™	NA (Appln: 86795296)	21 Oct 2015	United States	Pending
BENITEC™	1728797	16 Sep 2015	Australia	Pending
BENITEC™	14680003	16 Oct 2015	Europe	Pending
BENITEC BIOPHARMA®	1448046	13 Sep 2011	Australia	Registered
BENITEC BIOPHARMA®	4636053	11 Feb 2014	United States	Registered
SILENCING GENES FOR LIFE®	1448041	13 Sep 2011	Australia	Registered
SILENCING GENES FOR LIFE®	4807242	22 Dec 2014	United States	Registered
Tribetarna® (Lung cancer)	1526479	19 Nov 2012	Australia	Registered
Hepbarna® (Hepatitis B)	1526483	19 Nov 2012	Australia	Registered
Nervarna® (Pain)	1526478	19 Nov 2012	Australia	Registered

Manufacturing

The manufacture of the complex biological products required for gene therapy is complex and difficult. We do not currently own or operate manufacturing facilities for the production of preclinical, clinical or commercial quantities of any of our product candidates. We are exploring long-term manufacturing alliances with a number of potential partners to investigate manufacturing processes in order to produce materials at reasonable scale and cost of goods to support future commercialization efforts. We do not have a long-term agreement with any third-party manufacturer, but we plan to establish such a relationship with an appropriate manufacturer to serve our long-term needs.

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

Any product candidates that we successfully develop and commercialize will have to compete with existing therapies and new therapies that may become available in the future. While we believe that our proprietary technology estate and scientific expertise in gene silencing using ddRNAi provide us with competitive advantages, we face potential competition from many different sources, including larger and better-funded pharmaceutical, specialty pharmaceutical and biotechnology companies, as well as from academic institutions and governmental agencies and public and private research institutions that may develop potentially competitive products or technologies. We are aware of several companies focused on developing gene therapy or gene silencing product candidates, including:

•	Alnylam, Arbutus and Arrowhead—developing siRNA-based therapeutics for hepatitis B;

•	Avalanche Biotechnologies, Inc., Applied Genetic Technologies Corporation and Oxford Biomedica—developing gene therapies for wet AMD.

We are not aware of any companies developing a gene therapy or gene silencing approach for OPMD. There are other therapies either being marketed or currently in development for all of these diseases, some of which already have significant market share. Our product candidates, if approved, would also compete with treatments that have already been approved and accepted by the medical community, patients and third-party payors.

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

This increasingly competitive landscape may compromise the development of our product candidates. For example, improvements in the efficacy, delivery and success rates of competitors’ product candidates, in conjunction with a reduction in the price and duration of their treatments, diminished partnering interest from pharmaceutical companies in our product candidate TT-034 for the treatment of HCV. This caused us to announce in February 2016 the discontinuation of our program to develop TT-034 before the conclusion of its clinical trial, despite the promising clinical results regarding the safety of that product candidate achieved to date.

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

Recent Developments in Regulation of Gene Therapy

Although the FDA has not yet approved any human gene therapy product for sale, it has provided guidance for the development of gene therapy products. For example, the FDA has established the Office of Tissues and Advanced Therapies (formerly Office of Cellular, Tissue and Gene Therapies) within CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its reviews. In addition, the FDA has issued a growing body of clinical guidelines, chemical, manufacturing and control, or CMC, guidelines and other guidelines, all of which are intended to facilitate industry’s development of gene therapy products.

In 2012, the EMA approved a gene therapy product called Glybera, which is the first gene therapy product approved by regulatory authorities in the United States or the European Union. In May, 2016, the EMA approved a second gene therapy product called Strimvelis, the first approved ex-vivo stem cell gene therapy, to treat patients with a very rare disease called ADA-SCID (Severe Combined Immunodeficiency due to Adenosine Deaminase deficiency).

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

Guidelines

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

FDA Post-Approval Requirements

Any products manufactured or distributed by us or on our behalf pursuant to FDA approvals are subject to continuing regulation by the FDA, including requirements for record-keeping, reporting of adverse experiences with the biologic or drug, and submitting biological product deviation reports to notify the FDA of unanticipated changes in distributed products. Manufacturers are required to register their facilities with the FDA and certain state agencies, and are subject to periodic announced or unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements, which impose certain quality processes, manufacturing controls and documentation requirements upon us and our third-party manufacturers in order to ensure that the product is safe, has the identity and strength, and meets the quality, purity and potency characteristics that it purports to have. In November 2013, the Drug Quality and Security Act, or DQSA, became law and establishes requirements to facilitate the tracing of prescription drug and biological products through the pharmaceutical supply distribution chain. This law includes a number of new requirements that will be implemented over time and will require us to devote additional resources to satisfy these requirements, including serializing the product and using new technology and data storage to electronically trace the product from manufacturer to dispenser. If our products are not covered by the serialization and tracing requirements of the DQSA, they may be subject to state pedigree and traceability requirements. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, refuse to approve any BLA, force us to recall a product from distribution, shut down manufacturing operations or withdraw approval of the applicable BLA. Noncompliance with cGMP or other requirements can result in issuance of warning or untitled letters, civil and criminal penalties, seizures, and injunctive action.

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

Facilities

Our corporate headquarters are located in Sydney, Australia and consist of approximately 1,350 square feet of leased office space that expires in September 2019. We relocated into this office space in October 2016. Our research and development facility is located in Hayward, California, and consists of approximately 4,750 square feet of leased office space under a lease that expires in May 2018.

We believe that our existing facilities are adequate for our current needs.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results.

We are a biotechnology company with a pipeline of in-house and partnered therapeutic programs based on our patented gene-silencing technology, ddRNAi. We are developing treatments for chronic and life-threatening human diseases such as hepatitis B, age-related macular degeneration and oculopharyngeal muscular dystrophy based on this technology. In addition, we have licensed ddRNAi technology to other biopharmaceutical companies that are progressing their programs towards, or are in, clinical development for applications, including HIV/AIDS, retinitis pigmentosa, Huntington’s disease, cancer immunotherapy and intractable neuropathic pain.

Our focus is to validate that ddRNAi is safe and efficacious in a clinical setting. With this goal in mind, we are developing BB-103 and BB-101, which are currently in preclinical studies, as a therapy for hepatitis B. We plan to file an IND application for either BB-103 or BB-101 late in 2017. Based on the potential market opportunity and interest from pharmaceutical companies, we plan to prioritize the HBV program as our next candidate for clinical development.

The success of preclinical studies and advancement to and successful completion of a clinical trial would be a key step in validating ddRNAi for therapeutic use, seeking regulatory approval of a product candidate based on ddRNAi and ultimately commercializing the product if it achieves approval. In the future, we expect to earn revenue primarily from licensing programs, strategic alliances and collaboration arrangements with pharmaceutical companies. There can be no assurance, however, as to whether we will enter into any additional such arrangement or what the terms of any such arrangement could be.

We have incurred losses from operations in each year since inception. Our net losses were A$24.8 million, A$11.5 million, and A$7.0 million for the fiscal years ended June 30, 2016, 2015 and 2014, respectively. The majority of our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses will increase substantially in connection with our ongoing activities as we:

•	pursue clinical proof of concept across our programs, including treatments for hepatitis B, AMD and OPMD;

•	continue preclinical development of immunotherapy programs and non-viral delivery of DNA constructs through preclinical proof of concept;

•	continue our research and development efforts of ddRNAi-based technology;

•	seek regulatory approval for our product candidates; and

•	add personnel and resources to support our product development and commercialization efforts.

As of June 30, 2016, we had cash and cash equivalents of A$18.2 million.

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

Financial operations overview

Revenue

To date, we have derived revenues from licensing fees, the Australian federal government’s Research and Development Tax Incentive program and interest income. We have not generated any revenues from the sales of products. Revenues from licensing fees are included in the revenue line item on our statements of profit or loss

Our licensing fees have been generated through the licensing of our ddRNAi technology to biopharmaceutical companies.

Our grant revenue is generated through the Australian federal government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% (reduced from 45% at July 1, 2016) of eligible research and development expenditures, including salaries, by small Australian entities having a tax loss. For this purpose, small Australian entities are defined as those with less than A$20 million in revenue. This grant is available for our research and development activities in Australia, as well as activities in the United States to the extent such U.S.-based expenses relate to our activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. Because the grants are determined by the Australian government following the completion of a fiscal year based upon eligible research and development expenditures, grants are recorded in the fiscal year received rather than the fiscal year to which they relate. To the extent our research and development expenditures are deemed to be “ineligible,” then our grants would decrease. In addition, the Australian government may in the future decide to modify the requirements of, reduce the amounts of the grants available under, or discontinue the Research and Development Tax Incentive program. For instance, the Australian government recently released findings and a panel recommendation that if implemented would reduce the amount of the grants available to small companies such as Benitec to a maximum of A$2 million per annum. Any such change in the Research and Development Tax Incentive program could have a material adverse effect on our future cash flows and financial position.

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

Impairment

We assess at the end of each fiscal year and half year whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing is required for an asset, such as goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. No impairment was recorded in fiscal years 2016, 2015 or 2014.

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

In August 2009, we entered into a collaborative agreement with Biomics Biotech Co., Ltd., or Biomics, pursuant to which we agreed to share any revenue generated from commercializing our jointly filed patents which relate to single-stranded RNA and shRNA sequences for treatment of hepatitis B. In July 2015, we entered into an earn-out agreement with Biomics pursuant to which we acquired all rights, title and interest in these patents in exchange for upfront and milestone payments. At the time of signing the agreement, we paid Biomics A$2.5 million consisting of A$2.0 million in cash and 647,333 ordinary shares (having a value of A$500,000 at the time the agreement was entered into). These shares could not be traded until October 1, 2015 and thereafter Biomics may only sell up to A$100,000 in value of those shares in any calendar month. Upon out-licensing a patent in this patent family we will also pay Biomics 50% of the initial licensing revenue received by us up to a maximum of A$3.5 million and, in the event we receive licensing revenue greater than A$6.0 million, we would pay Biomics 1.5% of licensing revenue on any such additional amounts.

In August 2013, we entered into a commercial license arrangement with NewSouth Innovations Pty Limited, or NSi, of University of New South Wales for the patent portfolio relating to our now discontinued therapeutic product candidate for NSCLC. In October 2016, the license was terminated.

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

The significant movement in the foreign currency translation reserve and foreign exchange transactional gain or loss in the fiscal year ended June 30, 2013 is due to historic intercompany loan balances between Benitec and its foreign subsidiaries that are eliminated on consolidation which were deemed to be non-repayable and were accordingly transferred to equity during fiscal 2014. As a result of the transfer of historical intercompany receivable and payable balances to equity, these balances are translated at a historical rate and no further foreign exchange translational reserve or transactional gain or loss on these balances was required at June 30, 2014. The significant appreciation of the U.S. dollar against the Australian dollar, along with a high U.S. dollar cash balance following an equity placement in 2014, contributed to the net foreign exchange gain of A$0.6 million in fiscal 2015.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We analyze our estimates and judgments and we base our estimates and judgments on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may vary from our estimates. Our significant accounting policies are detailed in Note 1 to our consolidated financial statements for the fiscal year ended June 30, 2016 appearing elsewhere in this report. We have summarized below the accounting policies of particular importance to the portrayal of our financial position and results of operations and that require the application of significant judgment or estimates by our management.

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

Results of Operation

Comparison of the fiscal years ended June 30, 2016 and 2015

Revenue

(in thousands)	For the fiscal year ended June 30,				Increase (Decrease)
	2016		2015
Revenue:
Licensing revenue and royalties	A$	247	A$	307	(60)
Finance income—interest		217		774	(557)

Other income:
Net foreign exchange fluctuation*		—		573	(573)

Total revenue and other income	A$	464	A$	1,654	(1,190)

*	The net foreign exchange fluctuation is due to our significant U.S. dollar cash balances (following an equity placement in April 2014 and our U.S. initial public offering in August 2015) and currency moves between the U.S. dollar and the Australian dollar.

Licensing revenue and royalties decreased from fiscal 2015 to fiscal 2016 primarily due to timing differences in the recognition of such revenue.

Finance income decreased from A$0.8 million in fiscal 2015 to A$0.2 million in fiscal 2016 as a result of holding cash in low yielding U.S. dollar bank accounts and lower cash balance in fiscal 2016.

Expenses

Research and development expense. Research and development expense increased by A$7.1 million, from A$6.2 million in fiscal 2015 to A$13.3 million in fiscal 2016, primarily due to:

•	A$2.5 million as an initial payment to acquire the full rights to the patents underlying our preclinical ddRNAi-based hepatitis B therapeutic program that were jointly filed by Biomics and us;

•	higher research and development activity in fiscal 2016, including the dosing of additional patients in our Phase I/IIa clinical trial for TT-034; and

•	work under our agreement with 4D Molecular Therapeutics LLC to develop vectors.

Employment related expenses. Employment-related expenses increased by A$2.9 million in fiscal 2016 compared to fiscal 2015 due to increased staff levels, particularly at Tacere’s laboratory, in fiscal 2016.

Share based expenses. Share based expenses increased by A$0.2 million, from A$1.5 million in fiscal 2015 to A$1.7 million in fiscal 2016, largely due to the share based expense costs for options granted to our directors in November 2015. Share based expenses are calculated using a Black-Scholes model. The share based expense model uses a data set that includes share price and exercise price, exercise probability, volatility, exercise time and interest rates. Variation in these factors and an increased level of option grants to our directors were the major contributors to this expense increase. We recognize share based expenses over the service period in which the employee earns the award, which is the vesting period of the award.

Travel related costs. Travel related costs were relatively unchanged at A$1.0 million in fiscal 2015 and fiscal 2016 and primarily related to our U.S. initial public offering in August 2015, participation in international conferences and meetings with pharmaceutical companies.

Consultants costs. Consultants costs increased by A$0.1 million from A$0.9 million in fiscal 2015 to A$1.0 million in fiscal 2016. We retained specialist advisers in relation to our key product candidate programs and for media and shareholder relations capabilities.

Occupancy costs. Occupancy costs increased by A$0.4 million from A$0.3 million in fiscal 2015 to A$0.7 million in fiscal 2016 due to a new expanded lease for the laboratory in California and increased space under lease in Australia.

Corporate expenses. Corporate expenses increased by A$0.2 million from A$1.0 million in fiscal 2015 to A$1.2 million in fiscal 2016 due to an increase in the size of our company and consequent expenses.

IPO costs. We incurred legal, accounting and other costs of A$1.2 million during fiscal 2016 in relation to our U.S. initial public offering that was completed in August 2015.

Write-off of clinical trial prepayment. In 2013 we had contracted with a clinical research organization to manage the initial clinical development and trials for our non-small cell lung cancer therapeutic candidate. The expected cost of the clinical trial was paid in advance in order to secure favorable commercial terms. As a result of feedback from potential commercial partners and investors, we decided in fiscal 2016 to discontinue the non-small cell lung cancer program, allowing resources to be focused on developing other preclinical programs. In August 2016, we reached agreement for the return of A$0.9 million of the prepayment due to the cancellation of the program. The remaining A$1.8 million of the prepayment has been written off.

Loss for the period

As a result of the foregoing, our loss for the period after income tax benefit increased by A$13.3 million from A$11.5 million in fiscal 2015 to A$24.8 million in fiscal 2016.

Given our and our subsidiaries’ history of recent losses, we have not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we or our subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilized.

Comparison of the fiscal years ended June 30, 2015 and 2014

Revenue

(in thousands)	For the fiscal year ended June 30,				Increase (Decrease)
	2015		2014
Revenue:
Licensing revenue and royalties	A$	307	A$	277	30
Finance income—interest		774		321	453

Other income:
Australian government research and development grants		2,318		776	1,542
Net foreign exchange gain		573		—	573

Total revenue and other income	A$	3,972	A$	1,374	2,598

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

Research and development expense. Research and development expense increased by A$2.4 million, from A$3.8 million in fiscal 2014 to A$6.2 million in fiscal 2015, primarily due to higher research and development activity in fiscal 2015, including the dosing of patients in our now discontinued Phase I/IIa clinical trial for TT-034 and an agreement with 4D Molecular Therapeutics LLC, or 4DMT, to develop vectors.

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

Travel related costs. Travel related costs increased by A$0.4 million from A$0.6 million in fiscal 2014 to A$1.0 million in fiscal 2015 due to an increase in staff levels and more participation in international conferences, in addition to meetings with pharmaceutical companies.

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

We have incurred cumulative losses and negative cash flows from operations since our inception in 1995 and, as of June 30, 2016, we had accumulated losses of A$131.4 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and licensing arrangements.

We had no borrowings in fiscal 2014, fiscal 2015 or fiscal 2016 and do not currently have a credit facility.

As of June 30, 2016, we had cash and cash equivalents of A$18.2 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 180 days.

Cash flows

The following table sets forth the sources and uses of cash for each of the periods set forth below:

	For the fiscal year ended June 30,
(in thousands)	2016		2015		2014

Net cash used in operating activities	A$	(20,208)	A$	(9,692)	A$	(9,271)
Net cash provided by (used in) investing activities		(342)		(505)		(32)
Net cash provided by financing activities		17,510		52		39,076

Operating activities. Net cash used in operating activities for fiscal 2016, fiscal 2015 and fiscal 2014 was A$20.2 million, A$9.7 million and A$9.3 million, respectively. The use of net cash in all periods resulted from our net losses.

Investing activities. Net cash used in investing activities in fiscal 2016, 2015 and 2014 was A$0.3 million, A$0.5 million and A$0.03 million, respectively, and mostly related to purchases of equipment.

Financing activities. Net cash provided by financing activities was A$17.5 million, A$0.05 million and A$39.1 million for fiscal 2016, fiscal 2015 and fiscal 2014. All such cash from financing activities related to the issuance of ordinary shares, including our U.S. initial public offering in fiscal 2016 with gross proceeds of A$18.8 million (US$13.8 million) and A$39.5 million from private placements in fiscal 2014.

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

We expect that the net proceeds from our initial public offering in the United States together with our pre-existing cash and cash equivalents will be sufficient to enable us to complete planned preclinical proof-of-concept studies for certain of our product candidates until approximately August 2017. In order to complete the planned preclinical proof-of-concept studies for our lead product candidates and to build the infrastructure that we believe will be necessary to commercialize our lead product candidates, we will require substantial additional funding.

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

Our research and development expenses, categorized by product candidate or program, in fiscal 2016, fiscal 2015 and fiscal 2014 were as follows:

	For the year ended June 30,
Product candidate or program	2016		2015		2014
TT-034 for the treatment of HCV	A$	3,248,758	A$	3,171,886	A$	2,475,086
BB-103 and BB-101* for the treatment of HBV		3,924,457		491,878		—
BB-201 and BB-202 for the treatment of AMD**		2,796,851		1,179,269		793
BB-301 for treatment of OPMD***		817,494		—		40,299
New Technologies		175,226		—		—
Tribetarna for the treatment of drug-resistant NSCLC		390,530		761,047		752,683
Intractable neuropathic pain		—		—		1,688
Other project related research and development costs (includes insurance, legal, IP and lab equipment costs)		1,933,501		624,211		487,320

Total	A$	13,286,817	A$	6,228,291	A$	3,757,869

*	formerly known as Hepbarna and BB-HB-331.
**	formerly known as BB-AMD-211 and BB-AMD-231.
***	formerly known as Papbarna.

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

We are currently working to advance our product candidates for hepatitis B, AMD and OPMD through to completion of preclinical proof of concept studies and completion of pre-IND meetings with the FDA. Based on cash requirements and financing, we plan to continue to advance our product candidates for hepatitis B, AMD and OPMD through to submission of an IND application and potentially completion of clinical proof of concept studies. We will require additional financing to conduct clinical trials for our product candidates for hepatitis B, AMD and OPMD.

E.	Off-Balance Sheet Arrangements.

We did not have over the past three fiscal years, and we currently do not have, any off-balance sheet arrangements as defined in the rules and regulations of the Securities and Exchange Commission.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations as of June 30, 2016:

	Payments due by period (A$ thousand)
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Operating lease obligations	A$	224	A$	126	A$	98	A$	—	A$	—
Obligations under contracts with clinical research organizations		2,716		2,716		—		—		—

Total	A$	2,940	A$	2,842	A$	98	A$	—	A$	—

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

The following table sets forth information covering our current directors and executive officers.

Name	Position

Greg West	Chief Executive Officer and Company Secretary

Peter Francis	Chairman of the Board of Directors

David Suhy	Chief Scientific Officer

Cliff Holloway	Chief Business and Operating Officer

Bryan Dulhunty	Chief Financial Officer

Georgina Kilfoil	Chief Clinical and Development Officer

John Chiplin	Director

J. Kevin Buchi	Director

Megan Boston	Director

Jerel A. Banks	Director

Greg West has been our Chief Executive Officer since August 2016 and, prior to that was Interim Chief Executive Officer from December 2015. He was also our Chief Financial Officer from May 2011 until August 2016 and has been Company Secretary since May 2011. From May 2010 to January 2011, he was Chief Financial Officer at Immune Systems Therapeutics, Ltd., a medical diagnostic company. Mr. West is a Chartered Accountant. He is a Director and Audit Committee Chairman of each of UOWD Limited (a business arm of Wollongong University) and IDP Education Limited and Education Australia Limited. He worked at PricewaterhouseCoopers and has held finance executive roles with financial institutions, including BT Financial Group, Deutsche Bank AG and IAG New Zealand Limited.

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

Dr. Cliff Holloway has been our Chief Business and Operating Officer since August 2016. Prior to joining our company, Dr. Holloway served as CEO and Managing Director of Sienna Cancer Diagnostics Ltd since 2015. Dr. Holloway served as CEO and Managing Director of Immune System Therapeutics Ltd from 2012 to 2014 and CEO and Executive Director of Biosceptre International Ltd from 2010 to 2012. He has been a director of Newstar Ventures Pty Ltd. since 2014. He was formerly VP Business Development at ASX listed biotechnology company Arana Therapeutics Ltd, which was acquired by Cephalon Inc (now Teva Pharmaceuticals) in 2009. Dr. Holloway has extensive experience in biopharmaceutical and healthcare related technologies with a focus on commercialization and product development. He holds a Bachelor of Pharmacy and a PhD in Medicinal Chemistry from the University of Nottingham, United Kingdom.

Bryan Dulhunty has been our Chief Financial Officer since August 2016. He previously served as executive chairman, director, managing director, chief financial officer and company secretary of a number of ASX-listed and non-listed biotech companies. For the period 2004 to 2012, Mr. Dulhunty held various roles with Viralytics Ltd, including non-executive director, executive chairman and managing director. Since 2012, Mr. Dulhunty has run his own consultancy business, CoSA Pty Ltd, that provides financial and regulatory services to companies in the life science industry including Benitec. Mr. Dulhunty holds a Bachelor of Economics from the University of Sydney and is a Australian Chartered Accountant.

Georgina Kilfoil was appointed as our Chief Clinical and Development Officer in April 2015 prior to which she served as Vice President, Clinical Operations since February 2015. Ms. Kilfoil initially provided services to Benitec in October 2014 in the role of Senior Drug Development Consultant. Prior to joining Benitec, Ms. Kilfoil was a business consultant from March 2013 to September 2014 and prior to that was Senior Vice President, Management and Development at Anthera Pharmaceuticals, Inc. from March 2010 to February 2013. Previous to this, Ms. Kilfoil served as Project Management Consultant at InClin, Inc. and Vice President of Project Management at Peninsula Pharmaceuticals, Inc. Ms. Kilfoil is a certified Project Management Professional, has a Bachelor of Science Degree in Pharmacology from the University of Bristol, United Kingdom, and a Masters of Business Administration from the Australian Graduate School of Management, Sydney, Australia.

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

Megan Boston has been a Director since August 16, 2016. From April 2014 to July 2016, she was Managing Director of Omni Market Tide Limited, an ASX-listed technology company and from April 2014 to June 2015, she was chief executive officer of GRT Exchange, an Australian technology company. Since 2010, Ms. Boston has been a Director or Deputy Chair of Adult Multicultural and Education Service in Australia and a Board member and Chair of the Audit and Risk Committee for the Victorian Human Rights and Equal Opportunity Commission. Previously Ms. Boston was a Board Member and Chair of the Finance, Audit and Risk Committee for Beyond Medical Education, a provider of General Practitioner training services in regional Victoria, Australia. Ms. Boston is a Chartered Accountant (Australia).

Dr. Jerel A. Banks has been a Director since October 25, 2016. Dr. Banks is the Chief Investment Officer of Nant Capital, LLC. Prior to joining Nant Capital, LLC, Dr. Banks served as vice president, portfolio manager and research analyst for the Franklin Biotechnology Discovery Fund at Franklin Templeton Investments from 2012 to 2015. Dr. Banks currently serves as a Director of Genos Research, Inc. Prior to his tenure at Franklin Templeton Investments, he worked as a biotechnology equity research analyst at Sectoral Asset Management from 2011-2012. From 2008-2011, Dr. Banks worked as a biotechnology equity research analyst at Apothecary Capital, the healthcare investment management team for the family investment office of the Bass Family of Fort Worth, Texas. Dr. Banks began his career in investment management as a healthcare equity research associate at Capital Research Company where he was a member of the equity research team from 2006-2008. Dr. Banks earned an M.D. from the Brown University School of Medicine and a Ph.D. in Organic Chemistry from Brown University, and he holds an A.B. in Chemistry from Princeton University.

There are no family relationships among any of our directors or executive officers and no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management was selected as such, except Dr. Banks was appointed as a Director following the acquisition by Nant Capital, LLC of approximately 19.9% of Benitec’s outstanding ordinary shares. The business addresses for each of our directors and executive officers is Benitec Biopharma Limited, 99 Mount Street, Suite 1201, North Sydney, New South Wales, 2060 Australia.

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

Details of Remuneration for fiscal 2016

The following tables set forth all of the compensation awarded to, earned by or paid to each individual who served as director and executive officer in fiscal year 2016.

	Short Term Benefits			Post- Employment Benefits	Long Term Benefits	Share- Based Payments
	Cash Salary and Fees A$	Cash Bonus A$	Non- Monetary A$	Super Annuation A$	Employee Leave A$	Options A$	Total A$
Non-Executive Directors:

Peter Francis	113,328	—	—	8,550	—	212,993	334,871
Kevin Buchi	78,488	—	—	—	—	127,796	206,284
John Chiplin	81,230	—	—	—	—	127,796	209,026
Iain Ross**	81,262	—	—	—	—	127,796	209,058

Executive Officers:

Peter French*	503,379	120,000	(90,256)	9,024	—	172,237	714,384
Greg West	333,333	69,000	25,268	19,308	13,209	115,758	575,876
David Suhy	343,218	68,644	42,242	—	—	118,600	572,704
Carl Stubbings***	263,583	27,500	(11,676)	18,748	—	8,875	307,030

	1,797,821	285,144	(34,422)	55,630	13,209	1,011,851	3,129,233

*	No longer an executive officer since December 9, 2015.
**	No longer a director since October 1, 2016.
***	No longer an officer since July 31, 2016.

The proportion of remuneration at risk and the fixed proportion are as follows:

	Fixed remuneration		At risk – STI (bonus)		At risk – LTI (options)
Name	2016	2015	2016	2015	2016	2015
Non-Executive Directors:

Peter Francis	36%	100%	—	—	64%	—%
Kevin Buchi	38%	46%	—	—	62%	54%
John Chiplin	39%	100%	—	—	61%	—%
Iain Ross**	39%	100%	—	—	61%	—%

Executive Officers:

Peter French*	59%	82%	17%	—	24%	18%
Greg West	66%	53%	12%	—%	22%	47%
David Suhy	67%	57%	12%	—%	21%	43%
Carl Stubbings***	88%	66%	9%	—%	3%	34%
Georgina Kilfoil	—%	33%	—	—	—%	67%

*	No longer an executive officer since December 9, 2015.
**	No longer a director since October 1, 2016.
***	No longer an officer since July 31, 2016.

The proportion of the cash bonus paid/payable or forfeited is as follows:

	Cash bonus paid/payable		Cash bonus forfeited
Name	2016	2015	2016	2015
Executive Officers:

Peter French*	100%	—%	—%	—%
Greg West	100%	—%	—%	—%
David Suhy	100%	—%	—%	—%
Carl Stubbings***	50%	—%	50%	—%
Georgina Kilfoil	—%	—%	—%	—%

*	No longer an executive officer since December 9, 2015.
***	No longer an officer since July 31, 2016.

There were no shares issued to directors and executive officers as part of compensation during the year ended June 30, 2016. The terms and conditions of each grant of options over ordinary shares affecting remuneration of directors and executive officers in this fiscal year or future reporting years is as follows:

Grant date	No. granted	Expiry date	Exercise price		Fair value per option at grant date
11/12/2015	6,720,000	11/12/2020	A$	0.77	A$	0.234

Details of options over ordinary shares granted, vested and lapsed for directors and executive officers as part of compensation during the year ended June 30, 2016 are set out below:

Name	Number of options granted	Grant date	Value per option at grant date (A$)	Value of options at grant date (A$)	Number vested	Exercise price (A$)		Vested and first exercise date	Last exercise date
Peter Francis	1,400,000	11/12/2015	0.234	328,161	466,666	A$	0.77	11/12/2015	11/12/2020
Kevin Buchi	840,000	11/12/2015	0.234	196,896	280,000	A$	0.77	11/12/2015	11/12/2020
John Chiplin	840,000	11/12/2015	0.234	196,896	280,000	A$	0.77	11/12/2015	11/12/2020
Iain Ross**	840,000	11/12/2015	0.234	196,896	280,000	A$	0.77	11/12/2015	11/12/2020
Peter French*	2,800,000	11/12/2015	0.234	656,319	(2,800,000)	A$	0.77	—	—

*	All options granted lapsed on termination of employment on December 9, 2015.
**	No longer a director since October 1, 2016.

Employment Agreements with Executive Officers

The key provisions of the employment agreements (other than remuneration) are set out below for each of our executive officers. None of these employment agreements have termination dates.

Name of executive officer	Title of executive officer	Date employment agreement commenced	Notice period required to terminate without cause by either party
Greg West	Chief Executive Officer	August 10, 2016	Six months
Cliff Holloway	Chief Business Officer	August 10, 2016	Three months
Bryan Dulhunty	Chief Financial Officer	July 1, 2016	Three months
David Suhy	Chief Scientific Officer	August 28, 2012	At will
Georgina Kilfoil	Chief Clinical and Development Officer	September 19, 2014	Three months

Consequences of Performance on Shareholder Wealth

The earnings of Benitec and its subsidiaries for the five years ended June 30, 2016 are summarized below:

	2012 A$‘000	2013 A$‘000	2014 A$‘000	2015 A$‘000	2016 A$‘000
Loss after income tax	(4,113)	(3,488)	(7,039)	(11,509)	(24,778)

The factors that are considered to affect total shareholders return are summarized below:

	2012	2013	2014	2015	2016
Share price at financial year end (A$)	0.43	0.38	1.15	0.69	0.98
Basic earnings per share (cents per share)	(0.43)	(8.25)	(7.78)	(9.96)	(17.41)

Additional Disclosures Relating to Key Management Personnel

The number of shares in Benitec held during fiscal 2016 by each director and executive officer, including their personally related parties, is set out below:

	Balance at the start of the year	Received as part of remuneration	Exercise of options	Disposables / other	Balance at the end of the year
Ordinary shares
Peter Francis	424,174	—	—	—	424,174
Kevin Buchi	861,539	—	—	—	861,539
John Chiplin	200,000	—	—	—	200,000
Iain Ross**	66,364	—	—	—	66,364
Peter French*	591,785	—	—	—	591,785
Carl Stubbings***	136,787	—	—	—	136,787

	2,280,649	—	—	—	2,280,649

*	No longer an executive officer since December 9, 2015.
**	No longer a director since October 1, 2016.
***	No longer an officer since July 31, 2016.

Employee Share Option Plan

We had an employee share option plan that was approved by our shareholders in November 2009 and was in effect until November 2014. Our shareholders approved a new Officers’ and Employees’ Option Plan at our 2015 Annual General Meeting in November 2015.

The following employee options to purchase ordinary shares of Benitec Biopharma Limited were outstanding as at June 30, 2016:

		Share options outstanding at June 30, 2016
		Exercise	Number
Grant date	Expiry date	price	under option
September 26, 2011 *	September 26, 2016	$1.25	2,800,000
November 17, 2011 **	November 17, 2016	$1.25	600,000
February 7, 2012 **	February 7, 2017	$1.25	156,000
November 16, 2012 **	November 16, 2017	$1.25	400,000
November 10, 2013 *	May 18, 2018	$0.62	400,000
August 22, 2013 **	August 22, 2018	$1.25	480,000
May 15, 2014 **	May 15, 2019	$1.50	180,000
December 17, 2014 **	December 17, 2019	$1.25	2,634,000
May 6, 2015 **	May 6, 2020	$1.25	650,000
November 12, 2015*	November 12, 2020	$0.77	3,920,000

			12,220,000

*	Non-Executive Directors options.
**	ESOP options.

No employee options were exercised during fiscal 2016.

C.	Board Practices.

Board of Directors

Our board of directors currently consists of five members. Our directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed, unless their office is earlier vacated. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

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

Remuneration and Nomination Committee. The members of our Remuneration and Nomination Committee are Peter Francis, Kevin Buchi and John Chiplin. Dr. John Chiplin acts as chairman of the committee. The committee’s role involves:

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

Audit and Risk Committee. The members of our Audit and Risk Committee are Megan Boston and Kevin Buchi. Our board of directors has determined that each of them meets the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 and the applicable rules of The NASDAQ Capital Market and Rule 10A-3(b)(1)(iv)(2) under the Exchange Act. Each member of our audit committee meets the financial literacy requirements of the listing standards of The NASDAQ Capital Market. Megan Boston acts as the chairman of the audit committee and our board of directors has determined that Megan Boston is an audit committee “financial expert,” as defined by Item 407(d) of Regulation S-K under the Securities Act.

Iain Ross was a member of our Audit and Risk Committee during fiscal 2016 and fiscal 2017 until September 30, 2016, when his resignation as a director became effective. As a result, Benitec is not currently in compliance with a NASDAQ rule that requires a company to maintain an audit committee of at least three members. We have notified NASDAQ of this deficiency and expect to cure it within 180 days from September 30, 2016, as permitted under NASDAQ Rule 5605(c)(4)(B), by appointing a new independent director to our Audit and Risk Committee.

The principal duties and responsibilities of our audit committee include:

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

As of June 30, 2016, we had 18 full-time employees, 12 of whom have a PhD or other post-graduate degrees. Of these full-time employees, 16 are engaged in research and development activities and 4.5 are engaged in finance, legal, human resources, facilities and general management. Our employees are located in Sydney, Australia and at our research and development facility located in Hayward, California. None of our employees is represented by any labor union.

E.	Share Ownership.

The chart below sets forth the number of shares held by directors and executive officers as of June 30, 2016:

	Ordinary Shares Beneficially Owned
Shareholder	Number		Percent
Officers and Directors
Peter Francis	2,490,840	(1)	1.7
Greg West	706,666	(2)		*
Carl Stubbings***	136,787	(3)		*
David Suhy	933,334	(4)		*
Georgina Kilfoil	400,000	(5)		*
John Chiplin	880,000	(6)		*
Iain Ross**	746,364	(7)		*
J. Kevin Buchi	1,541,539	(8)	1.1

Officers and Directors as a group (8 persons)	7,835,530		5.3%

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Benitec.
**	No longer a director since October 1, 2016.
***	No longer an officer since July 31, 2016.
(1)	Includes (i) 424,174 shares and (ii) 2,066,666 shares that Mr. Francis has the right to acquire pursuant to options that are exercisable as of June 30, 2016 or will become exercisable within 60 days of such date.
(2)	Includes 706,666 shares that Mr. West has the right to acquire pursuant to options that are exercisable as of June 30, 2016 or will become exercisable within 60 days of such date.
(3)	Includes (i) 136,787 shares.
(4)	Includes 933,334 shares that Dr. Suhy has the right to acquire pursuant to options that are exercisable as of June 30, 2016 or will become exercisable within 60 days of such date.
(5)	Includes 400,000 shares that Ms. Kilfoil has the right to acquire pursuant to options that are exercisable as of June 30, 2016 or will become exercisable within 60 days of such date.
(6)	Includes (i) 200,000 shares and (ii) 680,000 shares that Dr. Chiplin has the right to acquire pursuant to options that are exercisable as of June 30, 2016 or will become exercisable within 60 days of such date.
(7)	Includes (i) 66,364 shares and (ii) 680,000 shares that Mr. Ross has the right to acquire pursuant to options that are exercisable as of June 30, 2016 or will become exercisable within 60 days of such date.
(8)	Includes (i) 861,539 shares and (ii) 680,000 shares that Mr. Buchi has the right to acquire pursuant to options that are exercisable as of June 30, 2016 or will become exercisable within 60 days of such date.

The number of options over ordinary shares in Benitec held during the financial year ended June 30, 2016 by each director and other executive officers, including their personally related parties, is set out below:

	Balance at the start of the year	Granted	Exercised**	Expired /forfeited /other	Balance at the end of the year	Vested and exercisable	Vested and unexercisable
Options over ordinary shares
Peter Francis	1,696,924	—	(96,924)	—	1,600,000	1,600,000	—
Peter French	2,849,231	—	(249,231)	—	2,600,000	1,666,667	—
Kevin Buchi	646,154	—	(246,154)	—	400,000	266,666	—
John Chiplin	410,563	—	—	(10,563)	400,000	400,000	—
Iain Ross	407,500	—	—	(7,500)	400,000	400,000	—
Mel Bridges*	521,539	—	—	(521,539)	—	—	—
Greg West	400,000	600,000	—	—	1,000,000	413,333	—
David Suhy	600,000	600,000	—	—	1,200,000	533,333	—
Carl Stubbings	612,308	400,000	(12,308)	—	1,000,000	466,667	—
Gerogina Kilfoil*	—	600,000	—	—	600,000	200,000	—
Michael Graham	600,000	400,000	—	(1,000,000)	—	—	—

	8,744,219	2,600,000	(604,617)	(1,539,602)	9,200,000	5,946,666	—

*	Non-executive directors options.
**	ESOP options.

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

The following table and accompanying footnotes present certain information regarding the beneficial ownership of our ordinary shares based on 146,529,096 ordinary shares outstanding as of June 30, 2016 by:

•	each person known by us to be the beneficial owner of more than 5% of our ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of June 30, 2016. Information with respect to beneficial ownership has been furnished to us by each director, executive officer, or 5% or more shareholder, as the case may be. Ordinary shares subject to options currently exercisable or exercisable within 60 days of September 30, 2015 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Based on information known to us, as of June 30, 2016, we had 107 shareholders in the United States. These shareholders held an aggregate of 32,894,938 of our outstanding ordinary shares, or approximately 22.45% of our outstanding ordinary shares. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders. Unless otherwise indicated, the address for each of the persons listed in the table below is Benitec Biopharma Limited, 99 Mount Street, Suite 1201, North Sydney, New South Wales, 2060 Australia.

	Ordinary Shares Beneficially Owned (1)
Shareholder	Number	Percent
5% Shareholders
Dr. Christopher Bremner	8,133,547	5.5%
Sabby Management, LLC	7,351,471	5.0%

On October 24, 2016, Nant Capital, LLC acquired 29,305,819 ordinary shares, representing approximately 16.7% of our total share capital.

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based upon substantial shareholder notices filed with the ASX):

•	Nant Capital, LLC acquired approximately 19.9% of our existing ordinary shares (representing a 16.7% interest in our ordinary shares post-issuance) in October 2016 in connection with a private placement.

•	Sabby Management, LLC increased its interest by 1.2%, from 7.54% in August 2015 to 8.67% of the total voting power as at December 31, 2015. Sabby Management, LLC beneficially owned an aggregate of 12,697,331 ordinary shares as of December 31, 2015, up from 11,000,000 aggregate ordinary shares acquired in August 2015 in connection with our initial public offering in the United States. Sabby Management, LLC controls the Sabby Healthcare Master Fund and the Sabby Volatility Warrant Master Fund, which beneficially owned 10,781,061 and 1,916,270 ordinary shares, respectively, as of December 31, 2015. Hal Mintz is the Manager of Sabby Mangement, LLC. In April 2016, Sabby Management, LLC reported that in March 2016 it sold 5,345,860 ordinary shares and, as at April 5, 2016, beneficially held an aggregate of 7,351,471 ordinary shares, or 5.02% of the total voting power.

•	RA Capital Management, LLC, or RA Capital, and its associates became a substantial shareholder on February 28, 2014, when it reported that it held 7,009,345 ordinary shares, or 7.0%, of the total voting power as of that date. Between April 2014 and July 2015, RA Capital acquired an aggregate of 7,009,346 ordinary shares for A$7,500,000 and sold an aggregate of 3,589,366 ordinary shares for A$3,602,867. On July 1, 2015, RA Capital reported that it held 10,429,325 ordinary shares, or 9.00% of the total voting power, as of that date. In August 2015, RA Capital reported that it sold 5,454,582 ordinary shares and ceased to own more than 5% of Benitec’s ordinary shares.

•	Dalit Pty Ltd, or Dalit, became a substantial shareholder on July 23, 2013, when it reported that it held 4,545,455 ordinary shares, or 6.17%, of the total voting power as of that date. As a result of a capital raising in February 2014, it ceased to be a substantial shareholder.

•	Irwin Biotech Nominees Pty Ltd atf BIOA Trust became a substantial shareholder on July 23, 2013 when it reported that it held 4,769,091 ordinary shares, or 6.47%, of the total voting power as of that date. On February 28, 2014, Irwin reported that it ceased to be a substantial shareholder (as a result of share dilution due to a capital raising).

•	MJGD Nominees Pty Ltd atf BSMI Trust became a substantial shareholder on July 23, 2013 when it reported that it held 4,769,091 ordinary shares, or 6.47%, of the total voting power as of that date. On February 28, 2014, MJGD reported that it ceased to be a substantial shareholder (as a result of share dilution due to a capital raising).

•	Commonwealth Scientific & Industrial Research Organisation, or CSIRO, became a substantial shareholder on January 11, 2010, when it reported that it held 40,097,026 ordinary shares, or 10%, of the total voting power as of that date. On February 28, 2014, CSIRO reported that it ceased to be a substantial shareholder (as a result of share dilution due to a capital raising).

B.	Related Party Transactions.

Other than as disclosed below, since July 1, 2013, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) executive officers and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

•	Legal services at normal commercial rates totaling A$116,540 for fiscal 2016, A$143,684 for fiscal 2015 and A$108,913 for fiscal 2014 were provided by Francis Abourizk Lightowlers, a law firm in which Mr. Peter Francis is a partner and has a beneficial interest. In addition, Benitec temporarily rented office space in Melbourne from Francis Abourizk Lightowlers and the associated rental cost was A$11,102 during fiscal 2016.

•	Consultancy fees were paid for services totaling A$165,983 for fiscal 2016, A$118,013 for fiscal 2015 and A$40,000 for fiscal 2014 provided by NewStar Ventures Ltd, a corporation in which Dr. John Chiplin and Cliff Holloway are directors and have beneficial interests.

•	Annabel West, the wife of Greg West, our Chief Executive Officer, was employed by us as a part-time clerical and administrative assistant. Annabel West was paid wages of A$49,117 and A$43,583, respectively, for fiscal 2015 and fiscal 2016.

•	Hannah Stubbings, daughter of our former Chief Business Officer, Carl Stubbings, was employed by us as a part-time intern from September 2013 until April 2014 and was paid wages of A$7,325.

•	When Dr. Cliff Holloway was appointed our Chief Business and Operating Officer in August 2016, his wife, Sakura Holloway, was our Intellectual Property Counsel from May 2014 to October 2016.

•	Genevieve French, daughter of our former Chief Executive Officer, Peter French, was employed by us as a part-time intern. Genevieve French was paid wages of A$4,125 and A$7,525, respectively, for fiscal 2015 and fiscal 2016.

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

On October 24, 2016, Benitec entered into a strategic engagement with Nant Capital, LLC. The strategic engagement includes a scientific collaboration in clinical programs and an immediate private placement to Nant Capital, LLC of 29,305,819 ordinary shares in Benitec, representing approximately 19.9% of its then outstanding issued capital (for a post-issue holding of approximately 16.7%). The shares were priced at A$0.0895 per share, representing the 7-day volume weighted average price of the ordinary shares on the ASX prior to the execution of a share purchase subscription agreement.

Approval of shareholders will be sought for the issue of up to an additional 29,305,819 ordinary shares to Nant Capital, LLC within three months after Benitec’s 2016 annual shareholders meeting (to be held on December 14, 2016) which, should the issue proceed, would result in Nant Capital, LLC holding approximately 28.6% of the issued capital of Benitec. The capital raised will be used to fund technology to be sublicensed from NantWorks, LLC and to fund our existing therapeutic candidate development programs. Nant Capital, LLC could only be required to purchase the additional ordinary shares if it has entered into a collaboration agreement with Benitec and the purchase price would be market price.

Benitec and Nant Capital, LLC have agreed to use their reasonable efforts to enter into a scientific collaboration agreement (by December 30, 2016) designed to take Benitec back into the clinic. The collaboration would involve an antisense oligonucleotide (“ASO”) sublicense from NantWorks, LLC for the treatment of squamous cell carcinoma associated with head and neck cancer (“SCCHN”), and the intended development of a ddRNAi program that would represent a second generation therapeutic for the treatment of SCCHN.

Benitec would sublicense the ASO asset from NantWorks, LLC with the intent to complete a follow-on clinical trial. This trial could encompass a Phase II/III study in which the ASO directed at epidermal growth factor receptor (“EGFR”) would be coupled with Erbitux for treating patients. Sublicense terms are to be settled between Benitec and NantWorks, LLC. The ddRNAi program is expected to be a second generation therapeutic for the treatment of SCCHN. The use of ddRNAi could provide the ability to target patients with a variant of EGFR, which can compromise up to 40% of SCCHN patients with malignant lesions. Benitec has modelled entry into the clinic for a Phase I/IIa study at the end of calendar year 2018, assuming a start date of early calendar 2017. Benitec would be the sponsor on record for the clinical trial.

Under the proposed collaboration agreement, Benitec would work with NantWorks, LLC scientists, clinicians and consultants to develop a regulatory strategy and clinical plan. Benitec would prepare a scientific development plan and budget as soon as possible with a targeted completion date of December 30, 2016. Benitec would fund the development plan in large part from equity issuances to Nant Capital, LLC and potentially other investors.

Upon completion of the initial placement of ordinary shares, Jerel A Banks, the Chief Investment Officer of Nant Capital, LLC, has been appointed to the Board of Directors of Benitec. Prior to joining NantWorks, LLC, Dr. Banks served as vice president, portfolio manager and research analyst for the Franklin Biotechnology Discovery Fund at Franklin Templeton Investments. Dr. Banks earned an M.D. from the Brown University School of Medicine and a Ph.D. in Organic Chemistry from Brown University, and he holds an A.B. in Chemistry from Princeton University.

Item 9. The Offer and Listing.

A.	Listing Details.

The NASDAQ Capital Market

Since August 18, 2015, our ordinary shares in the form of ADSs and Warrants have been trading on The NASDAQ Capital Market under the symbols “BNTC” and “BNTCW”, respectively. The following table sets forth the high and low sales for our ADSs and Warrants for the periods indicated as reported on The NASDAQ Capital Market:

	US$ High	US$ Low
ADSs
Fiscal Year Ended
June 30, 2016	$9.00	$1.22
Fiscal Year Ended June 30, 2016
First Quarter 2016 (ended September 30, 2015)	$9.00	$6.00
Second Quarter 2016 (ended December 31, 2015)	$7.30	$3.95
Third Quarter 2016 (ended March 31, 2016)	$4.34	$1.22
Fourth Quarter 2016 (ended June 30, 2016)	$1.90	$1.22
Fiscal Year Ending June 30, 2017
First Quarter 2017	$2.06	$1.20
Second Quarter 2017 (through October 24, 2016)	$1.78	$1.36
Month Ended
July 2016	$2.00	$1.20
August 2016	$2.06	$1.50
September 2016	$1.82	$1.31

Warrants
Fiscal Year Ended
June 30, 2016	$3.99	$0.31
Fiscal Year Ended June 30, 2016
First Quarter (ended September 30, 2015)	$3.99	$2.01
Second Quarter (ended December 31, 2015)	$3.50	$1.75
Third Quarter 2016 (ended March 31, 2016)	$2.50	$0.31
Fourth Quarter 2016 (through June 30, 2016)	$1.00	$0.40
Fiscal Year Ending June 30, 2017
First Quarter 2017	$0.82	$0.24
Second Quarter 2017 (through October 24, 2016)	$0.34	$0.08
Month Ended
July 2016	$0.47	$0.47
August 2016	$0.82	$0.24
September 2016	$0.34	$0.24

Australian Securities Exchange

Our ordinary shares have been trading on the ASX since 1997. The following table presents, for the periods indicated, the high and low market prices for our ordinary shares reported on the ASX, under the symbol BLT. All prices are in Australian dollars.

	High		Low
	A$		A$
Annual:
Fiscal year ended June 30,
2016	0.96		0.09
2015	1.32		0.52
2014	2.38		0.28
2013	0.50	(1)	0.25	(1)
2012	0.75	(1)	0.25	(1)

Quarterly:
Fiscal year ended June 30, 2017
Second quarter (through October 24, 2016)	0.08		0.13
First quarter	0.14		0.08
Fiscal year ended June 30, 2016
Fourth quarter	0.13		0.09
Third quarter	0.33		0.12
Second quarter	0.56		0.27
First quarter	0.96		0.69
Fiscal year ended June 30, 2015
Fourth quarter	0.89		0.67
Third quarter	1.08		0.71
Second quarter	1.07		0.52
First quarter	1.32		0.87
Fiscal year ended June 30, 2014
Fourth quarter	1.84		0.86
Third quarter	2.38		0.56
Second quarter	0.75		0.35
First quarter	0.41		0.25	(1)

Most Recent Six Months:
September 2016	0.13		0.09
August 2016	0.14		0.11
July 2016	0.16		0.09
June 2016	0.11		0.09
May 2016	0.12		0.10
April 2016	0.13		0.11

(1)	Takes into account a 25:1 share consolidation that became effective in July 2013.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

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

Commonwealth Scientific & Industrial Research Organisation (“CSIRO”) License Agreement

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

Biomics Biotec Co., Ltd. (“Biomics”) Research and Collaboration Agreement

In August 2009, we entered into a collaborative agreement with Biomics, pursuant to which we agreed to share any revenue generated from commercializing our jointly filed patents which relate to single-stranded RNA and shRNA sequences for treatment of hepatitis B. In July 2015, we entered into an earn-out agreement with Biomics pursuant to which we acquired all rights, title and interest in these patents in exchange for upfront and milestone payments. At the time of signing the agreement, we paid Biomics A$2.5 million consisting of A$2.0 million in cash and 647,333 ordinary shares (having a value of A$500,000 at the time the agreement was entered into). These shares could not be traded until October 1, 2015 and thereafter Biomics may only sell up to A$100,000 in value of those shares in any calendar month. Upon out-licensing a patent in this patent family we will also pay Biomics 50% of the initial licensing revenue received by us up to a maximum of A$3.5 million and, in the event we receive licensing revenue greater than A$6.0 million, we would pay Biomics 1.5% of licensing revenue on any such additional amounts.

NewSouth Innovations Ptd Limited Commercial License Agreement

In August 2013, we entered into a commercial license arrangement with NewSouth Innovations Pty Limited, or NSi, of University of New South Wales for the patent portfolio relating to our discontinued therapeutic product candidate for NSCLC. In October 2016, the license was terminated.

4D Molecular Therapeutics, LLC (“4DMT”) Collaborative Research and License Agreement

In November 2014, we entered into a collaboration research and license agreement with 4DMT to develop a delivery vector for two ddRNAi-based therapies that we are developing, one for the treatment of wet AMD, which is designated BB-201, and the other potentially for both wet and dry AMD, which is designated BB-202.

Strategic Relationship with Nant Capital, LLC

On October 24, 2016, Benitec entered into a strategic engagement with Nant Capital, LLC. The strategic engagement includes a scientific collaboration in clinical programs and an immediate private placement to Nant Capital, LLC of 29,305,819 ordinary shares in Benitec, representing approximately 19.9% of its then outstanding issued capital (for a post-issue holding of approximately 16.7%). The shares were priced at $A0.0895 per share, representing the 7-day volume weighted average price of the ordinary shares on the ASX prior to the execution of a share purchase subscription agreement. Jerel A. Banks, the Chief Investment Officer of Nant Capital, LLC, was appointed to the Board of Benitec on October 25, 2016. See Item 8.B “Significant Changes.”

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

Passive Foreign Investment Company

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

(a)	75 per cent or more of its gross income for such year is “passive income” which for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and gains from assets that produce passive income (the “Income Test”); or

(b)	50 per cent or more of the value of its gross assets (based on an average of the quarterly values of the gross assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “Asset Test”).

We believe the Company qualified as a PFIC for fiscal 2016. This arose because of the decline in the Company’s stock price coupled with the fact that the applicable PFIC rules treat working capital as a passive asset for purposes of the PFIC Asset Test. As a consequence, any gain realised on the sale or other disposition of ordinary shares or ADSs or warrant would in general not be treated as a capital gain. Instead, a U.S. holder would be treated as if it had realised such gain and certain “excess distributions” ratably over its holding period for the ordinary shares or ADSs or Warrants and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the special tax rates applicable to qualified dividend income if the company were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable under the tax rules described above. Assuming the shares or ADSs are “marketable stock”, a U.S. holder may mitigate the adverse tax consequences described above by timely electing to be taxed annually on a mark-to-market basis with respect to such shares or ADSs.

Holders of PFIC stock are subject to additional U.S. information reporting rules. If a U.S. holder owns ordinary shares or ADSs or warrants during any year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (“Information Return by a Shareholder of a PFIC or Qualified Electing Fund”) with respect to the Company, generally with the U.S. holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisors with respect to the Company’s status as a PFIC, the availability and desirability of a mark-to-market election, and such U.S. Holder’s information reporting obligations.

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

As of June 30, 2016, 2015 and 2014, we had cash and cash equivalents of A$18.2 million, A$21.8 million and A$31.4 million, respectively, primarily held in bank accounts and term deposits. Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in the general level of Australian interest rates. Our available for sale securities are subject to interest rate risk and will fall in value if market interest rates increase. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% increase in interest rates would not have a material effect on the fair market value of our portfolio.

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

See Note 18 of our June 30, 2016 financial statements included in this Annual Report on Form 20-F for more detailed information on our financial risk management.

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

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of June 30, 2016, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

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

Management’s Annual Report on Internal Control over Financial Reporting

The Management of Benitec is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2016 based on the criteria set forth in “Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission” (“COSO 2013”). Based on our evaluation under the criteria set forth in COSO 2013, our management concluded that our internal control over financial reporting was effective as of June 30, 2016.

Attestation Report of the Registered Public Accounting Firm

Not applicable. As an emerging growth company, we are not required to provide an attestation report of the company’s registered public accounting firm on management’s assessment regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert

Each member of our audit committee meets the financial literacy requirements of the listing standards of The NASDAQ Capital Market. Megan Boston acts as the chairman of the audit committee, and our board of directors has determined that Megan Boston is an audit committee “financial expert,” as defined by Item 407(d) of Regulation S-K under the Securities Act.

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

Item 16C. Principal Accountant Fees and Services

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the Company:

	2016 A$	2015 A$

Audit Fees	178,250	95,000
Audit-Related Fees	33,895	—
Tax Fees	22,250	20,050
All Other Fees - IPO services	—	180,000

Total	234,395	295,050

Our audit committee reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided by our independent auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

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

Exemptions from Certain NASDAQ Corporate Governance Rules

The NASDAQ listing rules allow for a foreign private issuer, such as Benitec, to follow its home country practices in lieu of certain of the NASDAQ’s corporate governance standards. In connection with our NASDAQ Listing Application, we have relied on and expect to continue to rely on exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions are described below:

•	Although the majority of our directors currently qualify as independent under the NASDAQ Listing Rules, we have relied on and expect in the future to continue to rely on an exemption from these independence requirements for a majority of our board of directors as prescribed by NASDAQ Listing Rules. The ASX Listing Rules do not require us to have a majority of independent directors although ASX Corporate Governance Principles and Recommendations do recommend a majority of independent directors. During fiscal 2015, we did, however, have a majority of directors who were “independent” as defined in the ASX Corporate Governance Principles and Recommendations, which definition differs from NASDAQ’s definition. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ from the independence requirements under NASDAQ Listing Rules, we may seek to claim this exemption in the future.

•	We have relied on and expect to continue to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under NASDAQ Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we seek to claim this exemption.

•	We have relied on and expect to continue to rely on an exemption from the quorum requirements applicable to meetings of shareholders under NASDAQ Listing Rules. In compliance with Australian law, our Constitution provides that three shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. NASDAQ Listing Rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from NASDAQ’s quorum requirements, we seek to claim this exemption.

•	We will rely an exemption from the requirement that at least two members of a compensation committee be “independent” as defined in NASDAQ Rule 5605(a)(2). The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, which is comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its fiscal year. Benitec was not included on the S&P/ASX300 Index at the beginning of its last fiscal year and, hence, is not required under ASX Listing Rules to have a remuneration (compensation) committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee comprised of at least three members, a majority of whom (including the chair) are “independent”. While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and is different from the definition in NASDAQ Rule 5605(a)(2). That being said, Benitec has, and expects to continue to have, a Remuneration and Nominations Committee consisting of three non-executive directors.

We have relied on and expect to continue to rely on an exemption from the requirement prescribed by NASDAQ Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from NASDAQ requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan. Due to differences between Australian law and rules and the NASDAQ shareholder approval requirements, we seek to claim this exemption.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Refer to “Item 18 – Financial Statements” below

Item 18. Financial Statements

Our Consolidated Financial Statements commencing on page F-1, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS

BENITEC BIOPHARMA LIMITED

We have audited the accompanying consolidated statement of financial position of Benitec Biopharma Limited and subsidiaries (the “Group”) as of June 30, 2016 and 2015, and the related consolidated statement of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended June 30, 2016. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benitec Biopharma Limited and subsidiaries as of June 30, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

Sydney, NSW, Australia

October 28, 2016

Statement of profit or loss and other comprehensive income

For the year ended 30 June 2016

		Consolidated
	Note	2016	2015
		$‘000	$‘000

Revenue	4	464	1,081

Other income	5	3,590	2,891

Expenses
Royalties and licence fees		(139)	(40)
Research and development	6	(13,287)	(6,228)
Employee benefits expense		(6,283)	(3,425)
Share-based expense		(1,746)	(1,503)
Travel related costs		(1,023)	(1,039)
Consultants costs		(1,020)	(882)
Occupancy costs		(718)	(275)
Corporate expenses		(1,211)	(1,018)
Net loss foreign exchange		(414)	—
IPO costs		(1,191)	(1,071)
Writeoff of clinical trial prepayment	10	(1,800)	—

Loss before income tax benefit		(24,778)	(11,509)

Income tax benefit	7	—	—

Loss after income tax benefit for the year attributable to the owners of Benitec Biopharma Limited	16	(24,778)	(11,509)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(19)	6

Total comprehensive income for the year attributable to the owners of Benitec Biopharma Limited		(24,797)	(11,503)

		Cents	Cents

Basic earnings per share	28	(17.41)	(9.96)
Diluted earnings per share	28	(17.41)	(9.96)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Statement of financial position

As at 30 June 2016

		Consolidated
	Note	2016	2015
		$‘000	$‘000

Assets

Current assets
Cash and cash equivalents	8	18,230	21,787
Trade and other receivables	9	977	123
Other current assets	10	177	3,154

Total current assets		19,384	25,064

Non-current assets
Property, plant and equipment	11	506	456

Total non-current assets		506	456

Total assets		19,890	25,520

Liabilities

Current liabilities
Trade and other payables	12	833	1,449
Provisions	13	202	193

Total current liabilities		1,035	1,642

Non-current liabilities
Provisions		18	—

Total non-current liabilities		18	—

Total liabilities		1,053	1,642

Net assets		18,837	23,878

Equity
Issued capital	14	147,641	129,631
Reserves	15	2,565	2,038
Accumulated losses	16	(131,369)	(107,791)

Total equity		18,837	23,878

The above statement of financial position should be read in conjunction with the accompanying notes

Statement of changes in equity

For the year ended 30 June 2016

	Issued		Accumulated	Total
	capital	Reserves	losses	equity
Consolidated	$‘000	$‘000	$‘000	$‘000

Balance at 1 July 2014	129,186	641	(96,286)	33,541

Loss after income tax benefit for the year	—	—	(11,509)	(11,509)
Other comprehensive income for the year, net of tax	—	6	—	6

Total comprehensive income for the year	—	6	(11,509)	(11,503)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	337	—	—	337
Share-based payments	—	1,503	—	1,503
Transfer of expired share-based payments	—	(4)	4	—
Transfer to share capital for options exercised	108	(108)	—	—

Balance at 30 June 2015	129,631	2,038	(107,791)	23,878

	Issued		Accumulated	Total
	capital	Reserves	losses	equity
Consolidated	$‘000	$‘000	$‘000	$‘000

Balance at 1 July 2015	129,631	2,038	(107,791)	23,878

Loss after income tax benefit for the year	—	—	(24,778)	(24,778)
Other comprehensive income for the year, net of tax	—	(19)	—	(19)

Total comprehensive income for the year	—	(19)	(24,778)	(25,797)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 14)	18,010	—	—	18,010
Share-based payments (note 29)	—	1,746	—	1,746
Transfer of expired share-based payments	—	(1,200)	1,200	—

Balance at 30 June 2016	147,641	2,565	(131,369)	18,837

The above statement of changes in equity should be read in conjunction with the accompanying notes

Statement of cash flows

For the year ended 30 June 2016

		Consolidated
	Note	2016	2015
		$‘000	$‘000

Cash flows from operating activities
Receipts from customers (inclusive of GST)		340	307
Research and development grants		3,590	2,318
Interest received		217	774
Payments to suppliers and employees (inclusive of GST)		(24,355)	(13,091)

Net cash used in operating activities	27	(20,208)	(9,692)

Cash flows from investing activities
Purchase of property, plant and equipment	11	(342)	(505)

Net cash used in investing activities		(342)	(505)

Cash flows from financing activities
Proceeds from issue of shares		19,462	385
IPO and share issue transaction costs		(1,952)	(333)

Net cash from financing activities		17,510	52

Net decrease in cash and cash equivalents		(3,040)	(10,145)
Cash and cash equivalents at the beginning of the financial year		21,787	31,359
Effects of exchange rate changes on cash and cash equivalents		(517)	573

Cash and cash equivalents at the end of the financial year	8	18,230	21,787

The above statement of cash flows should be read in conjunction with the accompanying notes

Notes to the financial statements

30 June 2016

Note 1. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New, revised or amending Accounting Standards and Interpretations adopted

In the current year, the Group has applied two amendments to AASBs issued by the Australian Accounting Standards Board (AASB) that are mandatorily effective for an accounting period that begins on or after 1 July 2015, and therefore relevant for the current year end.

AASB 2015-3 ‘Amendments to Accounting Standards arising from the Withdrawal of AASB 1031 Materiality’

This amendment completes the withdrawal of references to AASB 1031 in all Australian Accounting Standards and Interpretations, Australian allowing that Standard to effectively be withdrawn.

AASB 2015-4‘Amendments to Accounting Financial Requirements Australian Groups with Foreign Parent’

The amendments to AASB 128 align the relief available in AASB 10 and AASB 128 in respect of the financial reporting requirements for Australian groups with a foreign parent. The amendments require Standards that the ultimate Australian entity shall apply the equity method in reporting accounting for interests in associates and joint ventures if either the Australian entity or the group is a reporting entity, or both the entity and group a are reporting entities.

The application of these amendments does not have any material impact on the disclosures or the amounts recognised in the Group’s consolidated financial statements.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2016 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

•	AASB 9 Financial Instruments - addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. In December 2014, the AASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

•	Impact - The entity is yet to undertake a detailed assessment of the impact of AASB 9. However, based on the entity’s preliminary assessment, the Standard is not expected to have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2019.

Mandatory application date / Date of adoption by group - Must be applied for financial years commencing on or after 1 January 2018.

Based on the transitional provisions in the completed IFRS 9, early adoption in phases was only permitted for annual reporting periods beginning before 1 February 2015. After that date, the new rules must be adopted in their entirety.

•	AASB 15 Revenue from Contracts with Customers - The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 which covers contracts for goods and services. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer; so the notion of control replaces the existing notion of risks and rewards.

Notes to the financial statements

30 June 2016 (continued)

Note 1. Significant accounting policies (continued)

•	Impact - The entity is yet to undertake a detailed assessment of the impact of AASB 15. However, based on the entity’s preliminary assessment, the Standard is not expected to have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2019.

The standard permits a modified retrospective approach for the adoption. Under this approach, entities will recognise transitional adjustments in retained earnings on the date of initial application (eg 1 July 2017), ie without restating the comparative period. They will only need to apply the new rules to contracts that are not completed as of the date of initial application.

Mandatory application date / Date of adoption by group - commencing on or after 1 January 2018. Expected date of adoption by the group: 1 July 2018

•	AASB 16 Leases - The AASB has issued a new standard for the recognition of leases. This will replace AASB 117: Leases. The new standard introduces a single lessee accounting model that no longer requires leases to be classified as operating or financing.

Other major changes include, the recognition of a right-to-use asset and liability, depreciation of right-to-use assets in line with AASB 116: Property Plant and Equipment, variable lease payments that depend on an index or rate are included in the initial measurement of lease liability, option for lessee to not separate non-lease components and account for all components as a lease, and additional disclosure requirements.

•	Impact - The entity is yet to undertake a detailed assessment of the impact of AASB 16. However, based on the entity’s preliminary assessment, the Standard is not expected to have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2020.

Mandatory application date / Date of adoption by group - Must be applied for financial years commencing on or after 1 January 2019.Expected date of adoption by the group: 1 July 2019.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Going concern

The directors have prepared the financial statements on a going concern basis after taking into consideration the net loss for the year of $25,678,000 (2015: $11,509,000) and the cash and cash equivalents balance of $18,230,000 (2015: $21,787,000). The directors have recognised the capital raisings in the last 2 years, performed a review of the cash flow forecasts, considered the cash flow needs of the Group, and believe that the strategies in place are appropriate to generate funding which will be sufficient to maintain the going concern status of the Group. If these strategies are unsuccessful then the Group may need to realise its assets and extinguish liabilities other than in the ordinary course of business and at amounts different to those disclosed in the financial report.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention.

Notes to the financial statements

30 June 2016 (continued)

Note 1. Significant accounting policies (continued)

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

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Benitec Biopharma Limited (‘Company’ or ‘parent entity’) as at 30 June 2016 and the results of all subsidiaries for the year then ended. Benitec Biopharma Limited and its subsidiaries together are referred to in these financial statements as the ‘Group’.

Subsidiaries are all those entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. The Companies 100% owned subsidiary, Tacere Therapeutics, Inc. has a 31 December year end. The Company is reviewing the appropriate time to align the subsidiary year end to the parent’s year end. For consolidation purposes Tacere prepares financial statements for the 12 month period ended 30 June that are used to consolidate into the group accounts.

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

Notes to the financial statements

30 June 2016 (continued)

Note 1. Significant accounting policies (continued)

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

Research and development grant revenue is recognised as income when a reliable estimate can be made of the amounts receivable

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

Notes to the financial statements

30 June 2016 (continued)

Note 1. Significant accounting policies (continued)

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

Deferred tax assets and liabilities are always classified as non-current.

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

Notes to the financial statements

30 June 2016 (continued)

Note 1. Significant accounting policies (continued)

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

Leasehold improvements	period of the lease term
Plant and equipment	3-7 years

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

Notes to the financial statements

30 June 2016 (continued)

Note 1. Significant accounting policies (continued)

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

Other long-term employee benefits

Employee benefits not expected to be settled within 12 months of the reporting date are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expect future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Defined contribution superannuation expense

Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

Share-based payments

Equity-settled share-based compensation benefits are provided to directors and senior executives. The plan currently in place to provide these benefits is the Employee Share Option Plan (‘ESOP’).

Equity-settled transactions are awards of shares, or options over shares that are provided to employees in exchange for the rendering of services.

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

Notes to the financial statements

30 June 2016 (continued)

Note 1. Significant accounting policies (continued)

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

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

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

Notes to the financial statements

30 June 2016 (continued)

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

Rounding of amounts

The Parent entity has applied the relief available to it under ASIC Corporations (Rounding in Financial/Directors’ Reports). Instrument 2016/191 and accordingly amounts in the financial statements and Directors Report have been rounded off to the nearest $1,000, or in certain cases, to the nearest dollars.

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

Notes to the financial statements

30 June 2016 (continued)

Note 2. Critical accounting judgements, estimates and assumptions (continued)

The Group accounts for the federal government research and development grants tax incentive when a reliable estimate of the amounts receivable can be made.

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

Costs of capital raising

Costs directly attributable to an equity transaction are held in the statement of financial position until the completion of the transaction. On completion, the costs will be applied against issued capital. Costs associated with abandoned or sub-optimal equity transactions are expensed to profit or loss in the year the transaction is determined to no longer be viable under existing conditions.

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

The information reported to the CODM is on at least a monthly basis.

The group sources some of its revenue from the United States of America and therefore presents the split by geographical region.

Geographical information

	Sales to external customers		Geographical total assets
	2016	2015	2016	2015
	$‘000	$‘000	$‘000	$‘000
Australia	247	307	19,076	25,070
United States of America	—	—	814	450

	247	307	19,890	25,520

Notes to the financial statements

30 June 2016 (continued)

Note 4. Revenue

	Consolidated
	2016	2015
	$‘000	$‘000

Sales revenue
Licensing revenue and royalties	247	307

Other revenue
Interest	217	774

Revenue	464	1,081

Note 5. Other income

	Consolidated
	2016	2015
	$‘000	$‘000

Net foreign exchange gain	—	573
Federal government research and development grants received for year ended 2015. (Income from previous period related to year ended 2014).	3,590	2,318

Other income	3,590	2,891

Note 6. Expenses

	Consolidated
	2016	2015
	$‘000	$‘000

Loss before income tax includes the following specific expenses:

Depreciation
Leasehold improvements	205	10
Plant and equipment	85	87

Total depreciation	290	97

Research and development
Project expenses	12,240	4,983
Other IP related expenses	1,047	1,245

Total research and development	13,287	6,228

Rental expense relating to operating leases
Minimum lease payments	265	179

Superannuation expense
Defined contribution superannuation expense	280	128

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	6,003	3,297

Notes to the financial statements

30 June 2016 (continued)

Note 7. Income tax benefit

	Consolidated
	2016	2015
	$‘000	$‘000

Income tax benefit
Current tax	—	—
Aggregate income tax benefit	—	—

Numerical reconciliation of income tax benefit and tax at the statutory rate
Loss before income tax benefit	(24,778)	(11,509)

Tax at the statutory tax rate of 30%	(7,433)	(3,453)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Legal expenses	59	15
Share-based payments	524	451
Capital items deductible	(476)	(487)
Sundry items	500	472

	(6,826)	(3,002)

Deferred tax asset not brought to account	6,826	3,002

Income tax benefit	—	—

Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised	64,182	53,866

Potential tax benefit @ 30%	19,255	16,160

Capital unused tax losses for which no deferred tax asset has been recognised	1,272	1,272

Potential tax benefit at statutory tax rates	382	382

The above potential tax benefit has not been recognised in the statement of financial position. These tax losses are recognised only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

There was a prior period reduction to tax losses of $12,434,000 for the consolidated group due to adjustments to carried forward losses not realised on lodgement of tax returns for the period. The effect was to decrease the tax losses of the consolidated group from $5,866,000 to $41,432,000 for the year ending 30 June 2015.

	Consolidated
	2016	2015
	$‘000	$‘000

Deferred tax assets not recognised
Deferred tax assets not recognised comprises temporary differences attributable to:
Others	39	58

Total deferred tax assets not recognised	39	58

The above potential tax benefit, which excludes tax losses, for deductible temporary differences has not been recognised in the statement of financial position as the recovery of this benefit is uncertain.

Notes to the financial statements

30 June 2016 (continued)

Note 8. Current assets - cash and cash equivalents

	Consolidated
	2016	2015
	$‘000	$‘000

Cash at bank	552	916
Cash on deposit	17,678	20,871

	18,230	21,787

Note 9. Current assets - trade and other receivables

	Consolidated
	2016	2015
	$‘000	$‘000

Settlement receivable*	900	123
Other receivables	13	—
BAS receivable	64	123

	977	123

*	On the 26 August 2016 a settlement agreement was reached for the return of $900,000 of the $2.7million clinical trial prepayment due to the cancellation of the small cell lung cancer program. See Note 10 for further details.

There is no receivable balance that is either past due or impaired.

Note 10. Current assets - other

	Consolidated
	2016	2015
	$‘000	$‘000

Prepayments	149	74
Prepaid clinical trials*	—	2,700
IPO costs ***	—	285
Other current assets	28	95

	177	3,154

*	The Group announced on 3 June 2013 that it had committed to moving its non-small cell lung cancer therapeutic, into clinical development. The Group is using European-based clinical research organisation Clinical Trials Group (‘CTGCRO’) to manage both the initial clinical development and trials. The expected full cost of the clinical trial was paid in advance. This prepayment was made to secure favourable commercial terms with CTGCRO for the conduct of the trials. As at the 30 June 2015 the trials had still not commenced.

As a result of feedback from pharma companies and investors, the Company decided to discontinue the non-small cell lung cancer program, allowing resources to be focused on developing the other preclinical programs. The non-small cell lung cancer program provided information into optimising ddRNAi design and delivery.

The Group reached an agreement on the 26 August 2016 for the return of $900,000 of the prepayment due to the cancellation of the program. Funds are due to be received prior to 31 December 2016. Refer Note 9. The remaining $1,800,000 has been included as an impairment charge in the profit and loss statement.

***	IPO costs were incurred during the year for the public offer in the United States and the associated listing on the NASDAQ Global Select Market. Refer to note 14 for further details.

Notes to the financial statements

30 June 2016 (continued)

Note 11. Non-current assets - property, plant and equipment

	Consolidated
	2016	2015
	$‘000	$‘000

Leasehold improvements - at cost	264	252
Less: Accumulated depreciation	(220)	(15)

	44	237

Plant and equipment - at cost	877	544
Less: Accumulated depreciation	(415)	(325)

	462	219

	506	456

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Leasehold	Plant and
	improvement	equipment	Total
Consolidated	$‘000	$‘000	$‘000

Balance at 30 June 2014	8	40	48
Additions	239	266	505
Depreciation expense	(10)	(87)	(97)
FX loss	—	—	—

Balance at 30 June 2015	237	219	456

Additions	12	330	342
Depreciation expense*	(205)	(85)	(290)
FX loss	—	(2)	(2)

Balance at 30 June 2016	44	462	506

*	Deprecation of leasehold assets was accelerated to match the life of the head office lease.

Note 12. Current liabilities - trade and other payables

	Consolidated
	2016	2015
	$‘000	$‘000

Trade payables	538	760
Other payables	295	689

	833	1,449

Notes to the financial statements

30 June 2016 (continued)

Note 13. Current liabilities - provisions

	Consolidated
	2016	2015
	$‘000	$‘000

Employee benefits	202	193

Note 14. Equity - issued capital

	Consolidated
	2016	2015	2016	2015
	Shares	Shares	$‘000	$‘000

Ordinary shares - fully paid	146,529,096	115,881,763	147,641	129,631

Movements in ordinary share capital

Details	Date	Shares	Issue price	$‘000

Balance	30 June 2015	115,881,763		129,631
Biomics issue*	15 July 2015	647,333	0.7724	500
IPO issue	15 August 2015	30,000,000	0.6488	19,463
IPO and share issue transaction costs				(1,953)

Balance	30 June 2016	146,529,096		147,641

The weighted average number of shares on issue during the twelve months to June 30, 2016 was		142,312,486

*	During the year Benitec acquired full rights to its pre-clinical hepatitis B program from its collaborator, Biomics Biotechnologies, to enable the independent progression of the product candidate and simplify partnering negotiations. In order to acquire full rights to the hepatitis B program that was previously developed by Joint Venture with Biomics, Benitec paid the JV partner $2.5million in upfront payments ($2million cash, $500k shares), with a further $3.5million and single digit royalties payable to Biomics upon successful commercialization of the program. (consistent with ASX announcement of 9 July 2015).

Issued capital

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

Notes to the financial statements

30 June 2016 (continued)

Note 14. Equity - issued capital (continued)

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

The capital risk management policy remains unchanged from the 2015 Annual Report.

Note 15. Equity - reserves

	Consolidated
	2016	2015
	$‘000	$‘000

Foreign currency reserve	(1,319)	(1,300)
Share-based payments reserve	3,884	3,338

	2,565	2,038

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

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Foreign	Share-based
	currency	payments	Total
Consolidated	$‘000	$‘000	$‘000

Balance at 30 June 2014	(1,306)	1,947	641
Foreign currency translation	6	—	6
Share-based payments	—	1,503	1,503
Transfer of expired share-based payments	—	(4)	(4)
Transfer to share capital for options exercised	—	(108)	(108)

Balance at 30 June 2015	(1,300)	3,338	2,038

Foreign currency translation	(19)	—	(19)
Share-based payments	—	1,746	1,746
Transfer of expired share-based payments	—	(1,200)	(1,200)

Balance at 30 June 2016	(1,319)	3,884	2,565

Notes to the financial statements

30 June 2016 (continued)

Note 16. Equity - accumulated losses

	Consolidated
	2016	2015
	$‘000	$‘000

Accumulated losses at the beginning of the financial year	(107,791)	(96,286)
Loss after income tax benefit for the year	(24,778)	(11,509)
Transfer from share-based payment reserve for expired options	1,200	4

Accumulated losses at the end of the financial year	(131,369)	(107,791)

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

	Consolidated
	2016	2015
	$‘000	$‘000

Financial Assets
Cash and cash equivalents	18,230	21,787
Trade and other receivables	977	123

Total Financial Assets	19,307	21,910

Financial Liabilities
Trade and other payables	833	1,499

Total Financial Liabilities	833	1,499

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

At the 30 June 2016 the Company held USD cash or cash equivalents of AUD$8.8m and trade payables and accruals of $300k. Net USD exposure in AUD of $8.5m. Each 1 cent movement in the AUD/USD exchange rate has an +/- effect of AUD $88k on profit and net assets of the Company.

Interest rate risk

The Group generates income from interest on surplus funds. At reporting date, the Group had the following assets exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

Notes to the financial statements

30 June 2016 (continued)

Note 18. Financial instruments (continued)

As at the reporting date, the Group had the following variable rate cash and cash equivalents outstanding:

	2016		2015
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
Consolidated	%	$‘000%		$‘000

Cash and cash equivalents	1%	18,230	3.26%	21,787

Net exposure to cash flow interest rate risk		18,230		21,787

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

Liquidity risk

Vigilant liquidity risk management requires the Group to maintain sufficient liquid assets (mainly cash and cash equivalents) to be able to pay debts as and when they become due and payable.

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

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 2016%		$‘000	$‘000	$‘000	$‘000	$‘000
Non-derivatives
Non-interest bearing
Trade payables	-%	538	—	—	—	538
Other payables	-%	295	—	—	—	295

Total non-derivatives		833	—	—	—	833

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 2015%		$‘000	$‘000	$‘000	$‘000	$‘000
Non-derivatives
Non-interest bearing
Trade payables	-%	760	—	—	—	760
Other payables	-%	689	—	—	—	689

Total non-derivatives		1,449	—	—	—	1,449

Notes to the financial statements

30 June 2016 (continued)

Note 18. Financial instruments (continued)

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value.

Note 19. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel of the Group is set out below:

	Consolidated
	2016	2015
	$	$

Short-term employee benefits	2,048,543	1,735,847
Post-employment benefits	55,630	96,353
Long-term benefits	13,209	—
Share-based payments	1,011,851	1,036,123

	3,129,233	2,868,323

Note 20. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the Company:

	Consolidated
	2016	2015
	$	$

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	178,250	95,000
Other audit services
- F1 review	23,695	—
- S8 review	10,200	—

Other services - Grant Thornton Audit Pty Ltd
Tax compliance and corporate advisory services	22,250	20,050
IPO services	—	180,000

	22,250	200,050

	234,395	295,050

Note 21. Contingent liabilities and commitments

On December 18, 2012, the Group announced the appointment of Synteract, Inc. as its Clinical Research Organisation responsible for the progression of TT-034 into Phase I/IIa clinical trials in the U.S. The Group has negotiated a contract with favourable commercial terms, in some instances requiring prepayment, for Synteract to continue to manage the Phase I/IIa clinical trial and the long term patient follow-up through 2016 and beyond.

Notes to the financial statements

30 June 2016 (continued)

Note 21. Contingent liabilities and commitments (continued)

While the Company announced on February 20, 2016 that is was terminating the HCV program, Benitec is committed to completing the study and the company’s estimate of the cost, assuming all patients remain in the study and the follow-up continues to 2021 is a maximum of $1.0 million. The scenario of all patients remaining in the study to 2021 is most unlikely and the actual cost is likely to be far less than the nominated contingency of $1 million.

On November 11, 2014, the Group entered into a Collaborative Research and License Agreement with 4D Molecular Therapeutics (4DMT) to identify and develop adeno-associated virus (“AAV”) vector variants optimised for gene delivery to tissues within the eye using 4D technology and products combining such optimized AAV vector variants with Benitec’s ddRNAi technology, for further development and commercialization by Benitec under license from 4D Molecular. Under this agreement the Group shall fund 4DMT for the studies to be carried out by 4DMT according to the research plan that was agreed between the parties.

On June 28, 2016, the Group signed a contract with PhoenixBio Co., Ltd to conduct a study evaluating the anti-HBV efficacy of its HBV preclinical asset in combination with standard of care therapies in HBV GT C infected PXB-mice.

The Group has contracted for scientific work on the therapeutic programs, as described above, and payments due within the next 12 month’s total approximately $2,716,000. (2015: $2,892,000)

In addition, Benitec during the year acquired full rights to its pre-clinical hepatitis B program from its collaborator, Biomics Biotechnologies, to enable the independent progression of the product candidate and simplify partnering negotiations. In order to acquire full rights to the hepatitis B program that was previously developed by Joint Venture with Biomics, Benitec paid the JV partner $2.5million in upfront payments ($2million cash, $500k shares), with a further $3.5million and single digit royalties that may be payable to Biomics, in the instance that constructs developed during the joint venture are commercialised. Commercialisation is uncertain at this time.

Note 22. Commitments

	Consolidated
	2016	2015
	$‘000	$‘000

Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	126	118
One to five years	98	378

	224	496

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

Notes to the financial statements

30 June 2016 (continued)

Note 23. Related party transactions

Transactions with related parties

The following transactions occurred with related parties:

	Consolidated
	2016	2015
	$	$

Payment for other expenses:
Legal services paid / payable to Francis Abourizk Lightowlers, a law firm in which Mr Peter Francis is a partner and has a beneficial interest.	116,540	143,684
Consultancy fees for executive duties paid/payable to NewStar Ventures Ltd, a corporation in which Dr John Chiplin is a director and has a beneficial interest.	165,983	118,013

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

Note 24. Parent entity information

Set out below is the supplementary information about the parent entity.

Statement of profit or loss and other comprehensive income

	Parent
	2016	2015
	$‘000	$‘000

Loss after income tax	(25,917)	(9,562)

Total comprehensive income	(25,917)	(9,562)

Statement of financial position
Total current assets	18,948	26,763

Total assets	20,237	27,108

Total current liabilities	845	1,574

Total liabilities	863	1,574

Equity
Issued capital	147,641	129,631
Share-based payments reserve	3,884	3,338
Accumulated losses	(132,151)	(107,435)

Total equity	19,374	25,534

Notes to the financial statements

30 June 2016 (continued)

Note 24. Parent entity information (continued)

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries

The parent entity had no guarantees in relation to the debts of its subsidiaries as at 30 June 2016 and 30 June 2015.

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2016 (2015: nil), other than the contingent liabilities described in note 21.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at 30 June 2016 and 30 June 2015.

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

Note 25. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Ownership interest
	Principal place of business /	2016	2015
Name	Country of incorporation	%	%

Benitec Australia Limited	Australia	100.00%	100.00%
Benitec Biopharma Limited	United Kingdom	100.00%	100.00%
Benitec, Inc.	USA	100.00%	100.00%
Benitec LLC	USA	100.00%	100.00%
RNAi Therapeutics, Inc.	USA	100.00%	100.00%
Tacere Therapeutics, Inc.*	USA	100.00%	100.00%

*	Note Tacere year end is 31 December which was the year end date when the Company was acquired.

Note 26. Events after the reporting period

Restructuring of Senior Executive team

Benitec announced a restructure of its executive team with appointment of Mr Greg West as permanent CEO, Dr Cliff Holloway as Chief Business and Operating Officer, and Mr Bryan Dulhunty as Chief Financial Officer. The changes signify an important new era for the Company and strengthens its core capabilities with their combined expertise in global biotechnology and biopharmaceutical sectors. Benitec remains committed to its articulated strategy to develop and enhance its ddRNAi technology platform, establish co-development and collaboration arrangements for non-pipeline projects, and to out-license ddRNAi to companies that are developing therapeutic programs independently.

On appointment of Mr West as CEO, Mr West was granted 2.2million options vesting over 3 years and expiring in 5 years. The exercise price is 16.65 cents per option.

Notes to the financial statements

30 June 2016 (continued)

Note 26. Events after the reporting period (continued)

Appointment of new Audit and Risk Committee Chair

Benitec announced the appointment of Ms Megan Boston as Director of the Company and Chair of the Audit and Risk Committee on the 16 of August 2016. Ms Boston has significant experience in finance, audit, risk management, compliance and corporate governance sectors with listed entities and government organisations in Australia. Mr. Iain Ross step down as Chair of the Audit and Risk Committee on the appointment of Miss Boston.

On August 23, 2016, Ms. Sakura Holloway was appointed Joint Company Secretary. Subsequently Ms. Holloway left the Company on October 11, 2016. Mr. Greg West remains as the Company Secretary.

On September 30, 2016, Mr. Iain Ross resigned from the Board of Benitec.

On October 24, 2016, Benitec entered into a strategic engagement with Nant Capital, LLC. The strategic engagement includes a scientific collaboration in clinical programs and an immediate private placement to Nant Capital, LLC of 29,305,819 ordinary shares in Benitec, representing approximately 19.9% of its then outstanding issued capital (for a post-issue holding of approximately 16.7%). The shares were priced at A$0.0895 per share, representing the 7-day volume weighted average price of the ordinary shares on the ASX prior to the execution of a share purchase subscription agreement. Jerel A. Banks, the Chief Investment Officer of Nant Capital, LLC, has been appointed to the Board of Benitec.

Approval of shareholders will be sought for the issue of up to an additional 29,305,819 ordinary shares to Nant Capital, LLC within three months after Benitec’s 2016 annual shareholders meeting (to be held on December 14, 2016) which, should the issue proceed, would result in Nant Capital, LLC holding approximately 28.6% of the issued capital of Benitec. The capital raised will be used to fund technology to be sublicensed from NantWorks, LLC and to fund our existing therapeutic candidate development programs. Nant Capital, LLC could only be required to purchase the additional ordinary shares if it has entered into a collaboration agreement with Benitec and the purchase price would be market price.

Benitec and Nant Capital, LLC have agreed to use their reasonable efforts to enter into a scientific collaboration agreement (by December 30, 2016) designed to take Benitec back into the clinic. The collaboration would involve an antisense oligonucleotide (“ASO”) sublicense from NantWorks, LLC for the treatment of squamous cell carcinoma associated with head and neck cancer (“SCCHN”), and the intended development of a ddRNAi program that would represent a second generation therapeutic for the treatment of SCCHN.

No other matter or circumstance has arisen since 30 June 2016 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

Note 27. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated
	2016	2015
	$‘000	$‘000

Loss after income tax benefit for the year	(24,778)	(11,509)

Adjustments for:
Accrued provision Promega	60	—
Depreciation and amortisation	290	97
Share-based payments	1,746	1,503
Unrealised Foreign exchange	506	(567)
Issue of ordinary shares to Biomics *	500	—
Impairment of prepayment	1,800	—
Change in operating assets and liabilities:
(Increase) in trade and other receivables	(854)	(1)
Decrease in other current assets	1,178	98
(Decrease)/increase in trade and other payables	(683)	661
Increase in employee benefits	27	26

Net cash used in operating activities	(20,208)	(9,692)

*	During the year Benitec acquired full rights to its pre-clinical hepatitis B program from its collaborator, Biomics Biotechnologies, to enable the independent progression of the product candidate and simplify partnering negotiations. In order to acquire full rights to the hepatitis B program that was previously developed by Joint Venture with Biomics, Benitec paid the JV partner $2.5million in upfront payments ($2million cash, $500k shares), with a further $3.5million and single digit royalties payable to Biomics upon successful commercialization of the program. (consistent with ASX announcement of 9 July 2015).

Note 28. Earnings per share

	Consolidated
	2016	2015
	$‘000	$‘000

Loss after income tax attributable to the owners of Benitec Biopharma Limited	(24,778)	(11,509)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	142,312,486	115,507,308
Weighted average number of ordinary shares used in calculating diluted earnings per share	142,312,486	115,507,308

Notes to the financial statements

30 June 2016 (continued)

Note 28. Earnings per share (continued)

	Cents	Cents
Basic earnings per share	(17.41)	(9.96)
Diluted earnings per share	(17.41)	(9.96)

Outstanding options to acquire ordinary shares are not considered dilutive for the years ended 30 June 2016 and 30 June 2015.

On 15 July 2015 the, Company issued 647,333 ordinary shares for acquisition of IP rights, refer note 14.On 15 August 2015, the Company issued 30,000,000 ordinary shares and 10,000,000 options refer note 14.

Note 29. Share-based payments

Benitec Biopharma Limited Employees Share Option Plan (ESOP):

Description of plan

The Group may from time to time issue employee’s options to acquire shares in the parent at a fixed price. Each option when exercised entitles the option holder to one share in the Parent Company. Options are exercisable on or before an expiry date, do not carry any voting or dividend rights and are not transferable except on death of the option holder.

The following table shows the number and weighted average exercise price (WAEP) of share options issued under the ESOP:

	2016	2016	2015	2015
	Number	WAEP	Number	WAEP

Outstanding at the beginning of the year	12,500,000	1.234	8,608,000	1.229
Granted during the year	6,720,000	0.77	4,284,000	1.250
Exercised during the year	—	—	(320,000)	0.521
Lapsed or forfeited during the year	(7,000,000)	1.06	(72,000)	1.250

Outstanding at the end of the year	12,220,000	1.079	12,500,000	1.234

Options exercisable at the end of the year	8,292,000		7,734,334

Details of ESOP share options outstanding as at end of year:

Grant date	Expiry date	Exercise	2016	2015
		price	Number	Number*
26/09/2011	26/09/2016	1.25	2,800,000	2,800,000
17/11/2011	17/11/2016	1.25	600,000	1,800,000
07/02/2012	07/02/2017	1.25	156,000	156,000
18/07/2012	18/07/2017	1.25	—	400,000
16/11/2012	16/11/2017	1.25	400,000	400,000
22/08/2013	22/08/2018	1.25	480,000	2,080,000
10/11/2013	18/05/2018	0625	400,000	400,000
15/05/2014	15/05/2019	1.50	180,000	180,000
17/12/2014	17/12/2019	1.25	2,634,000	3,334,000
06/05/2015	06/05/2020	1.25	650,000	950,000
12/11/2015	12/11/2020	0.77	3,920,000	—

			12,220,000	12,500,000

Notes to the financial statements

30 June 2016 (continued)

Note 29. Share-based payments (continued)

*	The prior year options numbers initially only included shares issued under the employee share option plan. The note this year includes both shares issued under the employee share option scheme and the directors option scheme.

The weighted average remaining life of the options issued under the ESOP at 30 June 2016 was 2 years and 7 months (2015: 3 years and 4 months).

For the options granted during the year, the valuation model inputs used to determine the fair value at the grant date are as follows

Grant date	Expiry date	Share price	Exercise	Expected *	Dividend	Risk-free	Fair value
		at grant date	price	volatility	yield	interest rate	at grant date
12/11/2015	17/12/2020	$0.40	$0.77	88.35%	-%	2.4%	$0.2344

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were $1,745,947 (2015: $1,502,726).

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

Item 19. Exhibits

Exhibits	Description

1.1	Constitution of Benitec Biopharma Limited (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.1	Deposit Agreement, dated May 30, 2014, between Benitec Biopharma Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 27, 2015)

4.2	Form of Amendment to Deposit Agreement between Benitec Biopharma Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 27, 2015)

4.3	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2)

4.4	Form of Global Warrant to Purchase ADSs (included in Exhibit 4.5)

4.5	Form of ADS Warrant Agent Agreement, between Benitec Biopharma Limited and The Bank of New York Mellon, as warrant agent (incorporated by reference to Exhibit 4.5 to Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed with the SEC on August 10, 2015)

4.6	License Agreement, dated December 23, 2009, between Commonwealth Scientific and Industrial Research Organisation (“CSIRO”) and Benitec (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.7	Research and Collaboration Agreement–Overall Project, dated July 11, 2014, between Biomics Biotech Co., Ltd and Benitec (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.8	Share Subscription Agreement, dated October 24, 2016, between Nant Capital, LLC and Benitec

4.9	Collaborative Research and License Agreement, dated November 11, 2014, between 4D Molecular Therapeutics, LLC and Benitec (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 27, 2015) †

4.10	Lease Agreement, dated May 12, 2014, between Hayward Point Eden I Limited Partnership and Benitec (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.11	First Amendment to Lease Agreement, dated May 7, 2015, between Hayward Point Eden I Limited Partnership and Benitec (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.12	Commercial Lease Agreement, dated October 11, 2016, between Ho-Group North Sydney Pty Limited and Benitec

4.13	Form of Executive Employment Agreement for executive officers (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.14	Form of Deed of Access, Insurance and Indemnity for Directors and Officers (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.15	Earn-Out Agreement, dated July 9, 2015, between Biomics Biotech Co., Ltd and Benitec (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 27, 2015)

4.16	Benitec Officers’ and Employees’ Share Option Plan (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on November 17, 2015

4.17	Consultancy Agreement of Chief Financial Officer, dated July 1, 2016, between Benitec and CoSA Pty Ltd

8.1	List of significant subsidiaries of Benitec Biopharma Limited (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

Exhibits	Description

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

†	Confidential treatment requested. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Benitec Biopharma Limited

By:	/s/ Greg West
	Name:	Greg West
	Title:	Chief Executive Officer

Date: October 28, 2016