Form 20-F
period 2017-06-30
Benitec Biopharma LTD/ADR
filed 2017-10-23
CIK 1552795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2017

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

205,142,734 Ordinary Shares at June 30, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical fact included in this Annual Report on Form 20-F, regarding our strategy, future operations, financial position, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report on Form 20-F, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project,” or the negative of these terms, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report on Form 20-F, we caution you that these statements are based on a combination of facts and important factors currently known by us and our expectations of the future, about which we cannot be certain.

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

The consolidated statement of profit or loss and other comprehensive income data and consolidated statement of financial position data for and as of the fiscal years ended June 30, 2015, 2016 and 2017 are derived from the audited consolidated financial statements included in this Annual Report on Form 20-F. In our management’s opinion, these financial statements include all adjustments necessary for the fair presentation of our financial condition as of such dates and our results of operations for such periods.

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

(in thousands, except per share data)	For the year ended June 30,
	2017		2016		2015
Statement of Profit or Loss and Other Comprehensive Income Data:
Revenue:
Revenue	A$	586	A$	464	A$	1,081
Other income		10,507		3,590		2,891

Total revenue		11,093		4,054		3,972

Costs and expenses:
Royalties and license fees		(272)		(139)		(40)
Research and development		(6,925)		(13,287)		(6,228)
Employment related		(5,015)		(6,283)		(3,425)
Share based expenses		(386)		(1,746)		(1,503)
Travel related expenses		(629)		(1,023)		(1,039)
Consultants costs		(976)		(1,020)		(882)
Occupancy costs		(550)		(500)		(275)
Depreciation		(217)		(290)		(61)
Corporate expenses		(1,540)		(1,139)		(957)
Net loss foreign exchange		(266)		(414)		—
IPO costs		—		(1,191)		(1,071)
Loss on disposal of fixed assets		(7)		—		—
Write-off of clinical trial prepayment		—		(1,800)		—

Loss before income tax		(5,690)		(24,778)		(11,509)
Income tax benefit		—		—		—

Loss for the period	A$	(5,690)	A$	(24,778)	A$	(11,509)

Loss per share, basic and diluted	A$	(0.0324)	A$	(0.1741)	A$	(0.0996)
Weighted-average shares outstanding, basic and diluted		175,433,909		142,312,486		115,507

(in thousands)
	As of June 30,
	2017		2016		2015
Statement of Financial Position Data:
Cash and cash equivalents	A$	17,375	A$	18,230	A$	21,787
Total current assets		22,162		19,384		25,064
Total assets		22,666		19,890		25,520
Total current liabilities		1,125		1,035		1,642
Total liabilities		1,160		1,053		1,642
Total equity		21,506		18,837		23,878

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

	At Period End (1)	Average Rate (2)	High (3)	Low (4)
Fiscal year ended June 30,
2017	0.7692	0.7542	0.7724	0.7202
2016	0.7426	0.7272	0.7812	0.6867
2015	0.7680	0.8288	0.9458	0.7590
2014	0.9420	0.9148	0.9672	0.8716
2013	0.9275	1.0239	1.0593	0.9202
Month ended:
September 30, 2017	0.7839	0.7972	0.8121	0.7813
August 31, 2017	0.7898	0.7915	0.8011	0.7842
July 31, 2017	0.7987	0.7793	0.8046	0.7585
June 30, 2017	0.7692	0.7559	0.7692	0.7390
May 31, 2017	0.7450	0.7434	0.7539	0.7352
April 30, 2017	0.7475	0.7533	0.7602	0.7475

(1)	Determined by the published rate on the last trading day of the month or fiscal year indicated, as applicable.
(2)	Determined by averaging the published rate on the last trading day of each full month during the fiscal year indicated or by averaging the published rates for all trading days during the month indicated, as applicable.
(3)	Determined by the highest published rate during the month or fiscal year indicated, as applicable.
(4)	Determined by the lowest published rate during the month or fiscal year indicated, as applicable.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

An investment in the ADSs involves significant risks. You should carefully consider the risks described below and the other information in this Annual Report on Form 20-F, including our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially and adversely affected, the trading price of the ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Financial Condition, Capital Requirements and Largest Shareholder

We have incurred significant net losses. We anticipate that we will continue to incur significant net losses for the foreseeable future and we may never achieve or maintain profitability.

We are a biotechnology company and have not yet generated significant revenue. We have incurred losses of A$5.7 million, A$24.8 million and A$11.5 million for the fiscal years ended June 30, 2017, 2016 and 2015, respectively. We have not generated any revenues from sales of any of our product candidates.

As of June 30, 2017, we had accumulated losses of A$135.7 million. We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily through the issuance of equity securities, including the private placements in October 2016 and March 2017 to Nant Capital, LLC, research and development grants from the Australian government and payments from our collaboration partners. We have not generated, and do not expect to generate, any significant revenue for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, preclinical studies and clinical trials and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. Our ability to continue operations will depend on, among other things, our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants.

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

Our ability to generate significant revenue and achieve profitability depends on our ability to, alone or with strategic collaboration partners, successfully complete the development of and obtain the regulatory approvals for our product candidates, to manufacture sufficient supply of our product candidates, to establish a sales and marketing organization or suitable third-party alternative for the marketing of any approved products and to successfully commercialize any approved products on commercially reasonable terms. All of these activities will require us to raise sufficient funds to finance business activities. We do not expect any milestone payments from our collaborative partners to be significant in the foreseeable future. In addition, we do not anticipate generating revenue from commercializing product candidates for the foreseeable future, if ever. Our ability to generate future revenues from commercializing product candidates depends heavily on our success in:

•	establishing proof of concept in preclinical studies and clinical trials for our product candidates;

•	successfully initiating and completing clinical trials of our product candidates;

•	obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials;

•	maintaining, protecting and expanding our intellectual property portfolio, and avoiding infringing on intellectual property of third parties;

•	establishing and maintaining successful licenses, collaborations and alliances with third parties;

•	developing a sustainable, scalable, reproducible and transferable manufacturing process for our product candidates;

•	establishing and maintaining supply and manufacturing relationships with third parties that can provide products and services adequate, in amount and quality, to support clinical development and commercialization of our product candidates, if approved;

•	launching and commercializing any product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;

•	obtaining market acceptance of any product candidates that receive regulatory approval as viable treatment options;

•	obtaining favorable coverage and reimbursement rates for our products from third-party payers;

•	addressing any competing technological and market developments;

•	identifying and validating new product candidates; and

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter.

The process of developing product candidates for ddRNAi-based and antisense RNA-based therapeutics contains a number of inherent risks and uncertainties. For example, with regard to ddRNAi, it may not be possible to identify a target region of a disease-associated gene that has not been previously identified and/or patented by others, resulting in restrictions on freedom to operate for that target sequence. Silencing the target gene may not ultimately result in curing the disease as there may be more factors contributing to the development of the disease than the target gene. Silencing the target gene using ddRNAi may lead to short-term or long-term adverse effects that were not predicted or observed in preclinical studies. The delivery of the DNA construct to the target cells may not be possible, or complete or adequate to provide sufficient therapeutic benefit.

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

As of June 30, 2017, our cash and cash equivalents were A$17.4 million. We estimate that our cash and cash equivalents will be sufficient to fund our operations until approximately the fourth quarter of calendar 2018. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government grants or other third-party funding, strategic alliances and licensing arrangements or a combination of these approaches. In addition, because the length of time and activities associated with successful development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. In any event, we will require additional capital to obtain regulatory approval for our product candidates and to commercialize any product candidates that receive regulatory approval.

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

Nant Capital, LLC is our largest shareholder and may have interests that are different from Benitec’s and our other shareholders’.

Following the October 2016 and March 2017 private placements of an aggregate 58,611,638 shares to Nant Capital, LLC, or Nant Capital, Nant Capital holds 28.57% of our outstanding ordinary shares. Nant Capital is entitled to appoint, and has appointed, a director to Benitec’s board of directors. We have also entered into an exclusive sublicense agreement with an affiliate of Nant Capital and a research collaboration agreement with Nant Capital pursuant to which we have agreed to develop and commercialize an Epidermal Growth Factor Receptor, or EGFR, antisense product candidate for HNSCC, which we call BB-401. We are required to make periodic, milestone and royalty payments to Nant Capital pursuant to the exclusive sublicense agreement in connection with the development and sale of BB-401.

As a result of its ownership of our ordinary shares and its nomination of a director to our board of directors, Nant Capital is in a position to exert influence over Benitec, including election of our board of directors, corporate transactions and strategic decisions. The interests of Nant Capital may differ from or conflict with the interests of our other shareholders. In the future, if Nant Capital does not support a merger, tender offer, sale of assets or other business combination because it judges that transaction to be inconsistent with Nant Capital’s investment strategy, Benitec may be unable to enter into or consummate a transaction that would enable other shareholders to realize a premium over the then-prevailing market prices for our ordinary shares. Furthermore, if Nant Capital sells substantial amounts of the Benitec’s ordinary shares to enhance its liquidity position, fund alternative investments or for other reasons, the trading price of Benitec’s ADSs and the Warrants could decline significantly and other shareholders may be unable to sell their ADSs or Warrants at favorable prices. We cannot predict or control how Nant Capital may use the influence it has as a result of its ordinary share holdings.

Nant Capital may also exert influence over the product candidates we decide to develop, which could result in Benitec focusing on the development of BB-401 (for which we would owe payments to Nant Capital, including annual and milestone payments prior to the generation of any revenue from such product candidates, pursuant to the exclusive sublicense agreement) instead of our other product candidates. Our research collaboration agreement with Nant Capital requires us to allocate the A$5.4 million received from Nant Capital in connection with the March 2017 private placement to the development of BB-401 and future product candidates for HNSCC. Nant Capital will have a controlling vote on the committee that directs and oversees such development until those funds have been expended. As a result, Nant Capital may require us to pursue a research program that we do not believe to be in the best interest of Benitec or its other shareholders. In that case, we may be unable to pursue fully the development of our other product candidates with our limited resources of capital and staff. This could result in a change in the focus of the company and/or less diversity in our product candidate pipeline, which could delay the development of our ddRNAi technology. If Nant Capital decides to prioritize other projects or does not perform its obligations under the research collaboration agreement, we may not be able to continue development of BB-401 or other product candidates, may lose our intellectual property rights under the exclusive sublicense agreement and may suffer other losses.

We will be unable to conclude clinical trials for our product candidates for HNSCC, OPMD, AMD and hepatitis B if we are unable to raise additional financing.

We plan to develop our pipeline of product candidates using our ddRNAi technology and our antisense RNA technology to deliver therapeutics for a number of life-threatening conditions. We intend to advance our product candidates for HNSCC, OPMD, wet AMD and hepatitis B, or HBV, through clinical trials, but we will need additional financing to do so. The A$5.4 million raised as part of our strategic partnership with Nant Capital is required to be allocated to the development of BB-401 and BB-501 for the treatment of HNSCC. We expect that such funds will not be sufficient to advance BB-401 through planned clinical trials or to complete discovery studies intended to identify a ddRNAi product candidate for HNSCC. Additional funds will be required as well to advance our product candidates for wet AMD, OPMD and hepatitis B. In order to complete the planned preclinical proof of concept studies for our lead ddRNAi product candidates and planned future product candidates, to complete planned clinical trials for our BB-401, our EGFR antisense product candidate and to build the infrastructure that we believe will be necessary to commercialize our lead product candidates and planned future product candidates, we will require substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs for these product candidates.

We receive Australian government research and development grants. If we lose funding from these research and development grants, we may encounter difficulties in the funding of future research and development projects, which could harm our operating results.

We have historically received, and expect to continue to receive, grants through the Australian federal government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% (reduced from 45% at July 1, 2016) of eligible research and development expenditures by small Australian entities, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss. The Research and Development Tax Incentive grant is made by the Australian federal government for eligible research and development purposes based on the filing of an annual application. We received Research and Development Tax Incentive grants in the fiscal years ended June 30, 2017, 2016 and 2015 of A$10.5 million, A$3.6 million and A$2.3 million, respectively. This grant is available for our research and development activities in Australia, as well as activities in the United States to the extent such U.S.-based expenses relate to our activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. To the extent our research and development expenditures are deemed to be “ineligible,” then our grants would decrease. In addition, the Australian government may in the future decide to modify the requirements of, reduce the amounts of the grants available under, or discontinue the Research and Development Tax Incentive program. For instance, the Australian government released findings and a panel recommendation in 2016 that, if implemented, would reduce the amount of the grants available to small companies such as Benitec to a maximum of A$2 million per annum. A final Australian federal government response to its review of the Research and Development Tax Incentive program has not yet been released or implemented as of the date of this Annual Report. Any such change in the Research and Development Tax Incentive program could have a material adverse effect on our future cash flows and financial position.

Risks Related to the Product Development and Regulatory Approval of Our Product Candidates

Except for BB-401, our product candidates are based on ddRNAi technology. Currently, no product candidates utilizing ddRNAi technology have been approved for commercial sale and our approach to the development of ddRNAi technology may not result in safe, effective or marketable products.

We have concentrated our product research and development efforts on our ddRNAi technology, and our future success depends on successful clinical development of this technology. We plan to develop a pipeline of product candidates using our ddRNAi technology and deliver therapeutics for a number of chronic and life-threatening conditions, including OPMD, AMD and hepatitis B.

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

Only a few product candidates based on ddRNAi have been tested in either animals or humans, and a number of clinical trials conducted by other companies using other forms of RNAi technologies have not been successful. We may discover that application of ddRNAi does not possess properties required for a therapeutic benefit, such as the ability to continually express shRNAs for the period of time required to be maximally effective or the ability of viral vectors or other technologies to effectively deliver ddRNAi constructs to target cells in therapeutically relevant concentrations.

In addition, application of ddRNAi-based products in humans may result in safety issues. We currently have only limited data, and no conclusive evidence, to suggest that we can effectively produce effective therapeutic treatments using our ddRNAi technology.

We are early in our product development efforts and all of our current product candidates are still in preclinical or early clinical development. We may not be able to obtain regulatory approvals for the commercialization of some or all of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of biologics is subject to extensive regulation by the FDA and other regulatory authorities, and these regulations differ from country to country. We do not have any products on the market and are early in our development efforts. All of our ddRNAi product candidates are in preclinical development and our EGFR antisense RNA product candidate, BB-401, is in early clinical development. All of our current and future product candidates are subject to the risks of failure typical for development of biologics. The development and approval process is expensive and can take many years to complete, and its outcome is inherently uncertain. In addition, the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results.

We have not submitted an application, or received marketing approval, for any of our product candidates and will not submit any applications for marketing approval for several years. We have limited experience in conducting and managing clinical trials necessary to obtain regulatory approvals, including approval by the FDA. To receive approval, we must, among other things, demonstrate with evidence from clinical trials that the product candidate is both safe and effective for each indication for which approval is sought, and failure can occur in any stage of development. Satisfaction of the approval requirements typically takes several years and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the biopharmaceutical product. We cannot predict if or when we might receive regulatory approvals for any of our product candidates currently under development.

The FDA and foreign regulatory authorities also have substantial discretion in the biopharmaceutical product approval process. The numbers, types and sizes of preclinical studies and clinical trials that will be required for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address and the regulations applicable to any particular product candidate. Approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, and there may be varying interpretations of data obtained from preclinical studies or clinical trials, any of which may cause delays or limitations in the approval or the decision not to approve an application. Regulatory agencies can delay, limit or deny approval of a product candidate for many reasons, including:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of any future clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of any future clinical trials may not meet the level of statistical or clinical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	the patients recruited for a particular clinical program may not be sufficiently broad or representative to assure safety and effectiveness in the full population for which we seek approval;

•	the results of any future clinical trials may not confirm the positive results from earlier preclinical studies or clinical trials;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from any future clinical trials of our product candidates may not be sufficient to the satisfaction of FDA or comparable foreign regulatory authorities to support the submission of a biologics license application, or BLA, or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

•	the FDA or comparable foreign regulatory authorities may only agree to approve a product candidate under conditions that are so restrictive that the product is not commercially viable;

•	regulatory agencies might not approve or might require changes to our manufacturing processes or facilities; or

•	regulatory agencies may change their approval policies or adopt new regulations in a manner rendering our clinical data insufficient for approval.

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

We are not permitted to market our product candidates in the United States or in other countries until we receive approval of a BLA from the FDA or marketing approval from applicable regulatory authorities outside the United States. Obtaining approval of a BLA can be a lengthy, expensive and uncertain process. If we fail to obtain FDA approval to market our product candidates, we will be unable to sell our product candidates in the United States, which will significantly impair our ability to generate revenues. In addition, failure to comply with FDA and non-U.S. regulatory requirements may, either before or after product approval, if any, subject us to administrative or judicially imposed sanctions, including:

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

Because our ddRNAi product candidates and BB-401, our EGFR antisense RNA product candidate, are considered gene therapies, it is difficult to predict the time and cost of product candidate development as well as subsequently obtaining regulatory approval.

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

Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. For example, the FDA has established the Office of Tissues and Advanced Therapies (formerly Office of Cellular, Tissue and Gene Therapies) within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Currently CBER is leading efforts to clarify how the FDA will foster development of gene therapy through early interactions with sponsors, and will be providing educational materials to sponsors that describe this new approach. Gene therapy clinical trials conducted at institutions that receive funding for recombinant DNA research from the United States National Institutes of Health, or the NIH, are also subject to review by the NIH Office of Biotechnology Activities’ Recombinant DNA Advisory Committee, or the RAC. Although the FDA decides whether individual gene therapy protocols may proceed, the RAC review process can delay the initiation of a clinical trial, even if the FDA has reviewed the trial design and details and approved its initiation. Conversely, the FDA can put a proposed biological product on clinical hold even if the RAC has provided a favorable review of the product. Also, before a clinical trial can begin at any institution, that institution’s institutional review board, or IRB, and its institutional biosafety committee, or IBC, if it has one, have to review the proposed clinical trial to assess the safety of the trial. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or comparable foreign regulatory bodies to change the requirements for approval of any of our product candidates.

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

Positive results in preclinical proof of concept and animal studies of our product candidates may not result in positive results in clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical development or early stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or other regulatory authority approval. If we fail to produce positive results in our clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our product candidates, and, correspondingly, our business and financial prospects, would be negatively impacted.

Issues that may impact delivery of our therapeutics to the cell could adversely affect or limit our ability to develop and commercialize product candidates.

Successful clinical development of ddRNAi-based therapeutics is largely dependent on using the appropriate delivery methodologies, including viral vectors, to obtain therapeutically relevant concentrations of the DNA constructs that express the shRNAs in the appropriate target cells. To develop effective product candidates, we will need to license delivery technologies from third parties or develop delivery technologies with research collaborators. Similarly, delivery approaches for our EGFR antisense RNA HNSCC program may involve direct intratumoral injection into the diseased tissues. Although delivery technologies, including AAV vectors, have been identified and are well defined for specific tissue types, we continue to seek vectors with ideal delivery properties for other indications we are pursuing, including OPMD. The tissue tropism and other physical properties of AAV vectors are limited and may not be effective for other product candidates or delivery into a wide array of tissues types. AAV vectors can also trigger immune responses in some patients, and those patients will not derive clinical benefit from administration of a product candidate unless steps are taken to clinically address the issue. If we or our collaborators are not successful in identifying effective delivery methodologies to achieve a therapeutically relevant concentration for our product candidates in the target tissues, we may not succeed in developing marketable products. In addition, if we are unable to reach agreement on favorable terms, or at all, with providers of any effective vectors that we do identify, we may not succeed in completing our clinical trials or commercializing our products on a timely or profitable basis, if at all. We have only one such agreement in place that allows us to use a vector both for clinical trials and for commercialization, and that agreement is with respect to our program for the treatment of AMD.

We use AAV vectors as part of our ddRNAi approach for several indications. As such, we require licenses and the ability to manufacture large quantities of AAV particles under the FDA’s current good manufacturing practices, or cGMP, requirements and those of comparable foreign regulatory authorities in order to commercialize a product candidate using an AAV vector.

We may find it difficult to enroll patients in our current and any future clinical trials, and patients could discontinue their participation in our current and any future clinical trials, which could delay or prevent our current and any future clinical trials of our product candidates and make those trials more expensive to undertake.

Identifying and qualifying patients to participate in current and any future clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates. Patients may be unwilling to participate in any future clinical trials because of negative publicity from adverse events in the biotechnology, RNAi or gene therapy industries. Patients may be unavailable for other reasons, including competitive clinical trials for similar patient populations, and the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed. If we have difficulty enrolling a sufficient number of patients to conduct any future clinical trials as planned, we may need to delay, limit or discontinue those clinical trials. Clinical trial delays could result in increased costs, slower product development, setbacks in testing the safety and effectiveness of our technology or discontinuation of the clinical trials altogether.

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

For example, we experienced some difficulties in enrolling patients in our clinical trial of TT-034, which was discontinued for commercial reasons. These difficulties were due to several factors, including sudden changes in patients’ viral load, liver enzymes and other clinical parameters immediately prior to their dosing, as well as late withdrawal due to personal reasons. We believe the increased availability of new and effective therapies such as Sovaldi and Harvoni, which were approved for treatment of the hepatitis C virus in 2013 and 2014, respectively, and the fact that the early lower-dose cohort patients receive a sub-therapeutic dose of TT-034, may also have been contributing factors. We may face similar difficulties enrolling patients in future clinical trials for other product candidates for these and other reasons.

We or our collaborators plan to seek initial marketing approval for our product candidates in the United States, Australia and Europe. We may not be able to initiate or continue any future clinical trials in a timely manner if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA or comparable foreign regulatory agencies. Our ability to successfully initiate, enroll and complete a clinical trial in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

•	difficulty in establishing or managing relationships with contract research organizations, or CROs, clinical sites and physicians;

•	different standards for the conduct of clinical trials;

•	our inability to locate and engage qualified local consultants, physicians and partners; and

•	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of biopharmaceutical and biotechnology products and treatments.

In addition, patients enrolled in current and any future clinical trials may discontinue their participation at any time during the trial as a result of a number of factors, including experiencing adverse events, which may or may not be judged related to our product candidates under evaluation. The discontinuation of patients in any one of our trials may cause us to delay or discontinue our clinical trial, or cause the results from that trial not to be positive or sufficient to support either partnering with a pharmaceutical or biotechnology company to further develop and commercialize the product candidate or filing for regulatory approval of the product candidate.

We may encounter substantial delays in current and any future clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

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

In addition, if we or our third-party collaborators make significant manufacturing or formulation changes to our product candidates, we or they may need to conduct additional studies to bridge the modified product candidates to earlier versions to ensure comparability, safety and efficacy of the two different product candidates.

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

If the results of our current or any future clinical trials are inconclusive or if there are safety concerns or adverse events associated with our product candidates, we may:

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

Treatment with our product candidates may produce undesirable side effects or adverse reactions or events. For example, the AAV vector and related capsid protein, which we are currently using to deliver many of our ddRNAi product candidates, could cause adverse immunological side effects due to preexisting and/or recall responses to the naturally occurring virus from which the vector is engineered, or to the DNA construct product itself. These responses may also interfere with therapeutic efficacy if not identified and managed optimally.

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

If any such adverse events occur, our current and any future clinical trials could be suspended or discontinued and the FDA or comparable foreign regulatory authorities could order us to cease further development or deny approval of our product candidates for any or all targeted indications. The product-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial. If we elect or are required to delay, suspend or discontinue any clinical trial of any of our product candidates, the commercial prospects of such product candidates will be harmed and our ability to generate product revenues from any of these product candidates will be delayed or eliminated. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, if any of our biopharmaceutical product candidates receive marketing approval, the FDA could require us to adopt a REMS to ensure that the benefits of the product outweigh its risks, which may include, among other things, a medication guide outlining the risks of gene therapies for distribution to patients and a communication plan to patients and healthcare practitioners. Other elements to assure safe use in a mandated REMS could include, but are not limited to, restrictions upon distribution and prescribing, additional prescriber training, establishment of patient registries and other measures that could limit commercialization of the product. Comparable foreign regulating authorities might require adoption of measures similar to a REMS. Furthermore, if we or others later identify undesirable side effects caused by our product candidate, a number of potentially significant negative consequences could result, including:

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

If we or any third parties that we engage to assist us, are unable to successfully develop or obtain marketing approval or clearance for related diagnostics for our therapeutic product candidates, or experience delays in doing so:

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

We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if our product candidates demonstrate safety and efficacy in clinical trials, the regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or comparable foreign regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials and the review process. Regulatory agencies may also approve a treatment candidate for fewer or more limited indications than requested, may not approve the price we intend to charge for our product candidate, may limit our ability to promote the product, may impose significant limitations upon the approval of the product, including, but not limited to, narrow indications, significant warnings, precautions or contraindications with respect to conditions of use, or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. The FDA or comparable foreign regulatory authorities may impose a REMS or other conditions upon our approval that limit our ability to commercialize the product candidate.

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

If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:

•	issue a warning letter asserting that we are in violation of the law;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to permit government reimbursement of our product by government-sponsored third-party payer’s;

•	refuse to approve a pending BLA or supplements to a BLA submitted by us for other indications or new product candidates;

•	seize our product; or

•	refuse to allow us to enter into or continue supply contracts, including government contracts.

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

Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Regulatory approval of a product candidate in one country does not ensure approval in any other country, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in other countries. Also, regulatory approval for any of our product candidates may be withdrawn based on adverse events reported or regulatory decisions made in other countries. If we fail to comply with the regulatory requirements in international markets and/or fail to receive applicable marketing approvals, our target market will be reduced, our ability to realize the full market potential of our product candidates will be compromised and our business may be adversely affected.

Our future prospects may also depend on our or our collaborators’ ability to successfully develop a pipeline of additional product candidates, and we and our collaborators may not be successful in efforts to use our platform technologies to identify or discover additional product candidates.

The success of our business depends primarily upon our ability to identify, develop and commercialize products based on our platform technology. We do not have any products on the market and are early in our development efforts. All of our product candidates are in preclinical development or early clinical development. Our product candidates derived from our platform technology may not successfully complete investigational new drug, or IND, enabling studies, and our research programs may fail to identify other potential product candidates for clinical development for a number of reasons. Our and our collaborators’ research methodology may be unsuccessful in identifying potential product candidates, our potential product candidates may not demonstrate the necessary preclinical outcomes to progress to clinical studies, or our product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

If any of these events occur, we may be forced to discontinue our development efforts for a program or programs. Research programs to identify new product candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

We may not be able to obtain orphan drug exclusivity, where relevant, in all markets for our product candidates.

Of our current pipeline product candidates, the only one designed for treatment of an indication that would likely qualify for rare disease status is our ddRNAi therapeutic for the treatment of OPMD. Regulatory authorities in some jurisdictions, including the United States, may designate drugs or biological products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a product intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. The FDA may also designate a product as an orphan drug if it is intended to treat a disease or condition of more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product candidate.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for such indication for that time period. The applicable period is seven years in the United States. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

In January 2017, the European Commission granted orphan drug designation status in the European Union for BB-301, as an orphan medicinal product for the treatment of OPMD. Even if we obtain orphan drug exclusivity for a product in the United States or for additional products in the European Union, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition, and the same drug could be approved for a different condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug, made by a competitor, for the same condition if the FDA concludes that the competitive product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, the European Medicines Agency, or the EMA, can approve a competitive product if the orphan drug no longer meets the criteria for orphan designation (including sufficient profitability), if the competitive product is safer, more effective or otherwise clinically superior, or if the orphan drug cannot be supplied in sufficient quantities.

Risks Related to Our Reliance on Third Parties

Our prospects for successful development and commercialization of our products are dependent to varying degrees upon the research, development, commercialization, and marketing efforts of our collaborators.

We rely on third parties for certain aspects of the research, development, commercialization and marketing of our current and any future product candidates. Other than as provided for in our collaboration agreements, we have no control over the resources, time and effort that our collaborators may devote to the development of product candidates. We are dependent on our collaborators to conduct some aspects of the research and development of each of our product candidates, and expect to need access to them to facilitate and/or to complete the regulatory process. We will likely rely on a pharmaceutical company for the successful marketing and commercialization of any such product candidates for which they/we receive approval, if any. There can be no guarantee at this stage that we will conclude a partnership with such a company on favorable terms, or at all, nor even if we do so, that success will be achieved.

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

We rely on third parties to conduct our preclinical studies, our current clinical trials and expect to rely on third parties to conduct any future clinical trials. If these third parties do not meet our deadlines or otherwise conduct the studies as required, we may be delayed in progressing, or ultimately may not be able to progress, product candidates to clinical trials, our clinical development programs could be delayed or unsuccessful, and we may not be able to commercialize or obtain regulatory approval for our product candidates when expected, or at all.

We do not have the ability to conduct all aspects of our preclinical testing or our current or any future clinical trials ourselves. We are dependent on third parties to conduct the preclinical studies for our product candidates and will depend on third parties to conduct our current and any future clinical trials for our product candidates, and therefore the timing of the initiation and completion of these trials and studies is reliant on third parties and may occur at times substantially different from our estimates or expectations.

In the case of clinical trials, we expect to rely on CROs and third-party collaborators to conduct any future clinical trials in accordance with our clinical protocols and regulatory requirements. We expect our CROs, investigators and third-party collaborators will play a significant role in the conduct of these trials and subsequent collection and analysis of data. There is no guarantee that any CROs, investigators or the other third-party collaborators on which we rely for administration and conduct of our current and any future clinical trials will devote adequate time and resources to such trials or perform as contractually required. If any of these third parties fails to meet expected deadlines, fails to adhere to our clinical protocols, fails to meet regulatory requirements or otherwise performs in a substandard manner, any future clinical trials may be extended, delayed or terminated. If our current or any of our future clinical trial sites terminates for any reason, we may lose all of the information on subjects enrolled in any such clinical trials.

If we cannot contract with acceptable third parties on commercially reasonable terms, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials or meet expected deadlines, our clinical development programs could be delayed or discontinued.

In all events, we are responsible for ensuring that each of our preclinical studies, our current clinical trials and any future clinical trials are conducted in accordance with the general investigational plan and protocols for the study or trial. The FDA requires clinical trials to be conducted in accordance with current GCP, including for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights and confidentiality of clinical trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements, and any failure to satisfy these responsibilities and requirements, whether caused by us or by third parties upon whom we rely, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We have not yet secured manufacturing capabilities for commercial quantities of our product candidates or established facilities in the desired locations to support commercialization of our product candidates. We intend to rely on third-party manufacturers for commercialization, but have not entered into any agreements with such manufacturers to support our product candidates currently in development. We may be unable to negotiate agreements with third-party manufacturers to support our commercialization activities on commercially reasonable terms.

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

Physicians, patients, third-party payers or others in the medical community may not be receptive to our product candidates, and we may not generate any future revenue from the sale or licensing of our product candidates.

Even if we obtain approval for a product candidate, we may not generate or sustain revenue from sales of the product if the product cannot be sold at a competitive cost or if it fails to achieve market acceptance by physicians, patients, third-party payers or others in the medical community. These market participants may be hesitant to adopt a novel treatment based on ddRNAi or antisense RNA technology, and we may not be able to convince the medical community and third-party payers to accept and use, or to provide favorable reimbursement for, any product candidates developed by us or our existing or future collaborators. Market acceptance of our product candidates will depend on, among other factors:

•	the safety and efficacy of our product candidates;

•	our ability to offer our products for sale at competitive prices;

•	the relative convenience and ease of administration of our product candidates;

•	the prevalence and severity of any adverse side effects associated with our product candidates;

•	the terms of any approvals and the countries in which approvals are obtained;

•	limitations or warnings contained in any labeling approved by the FDA or comparable foreign regulatory authorities;

•	conditions upon the approval imposed by FDA or comparable foreign regulatory authorities, including, but not limited to, a REMS;

•	the willingness of patients to try new treatments and of physicians to prescribe these treatments;

•	the availability of government and other third-party payer coverage and adequate reimbursement; and

•	availability of alternative effective treatments for the disease indications our product candidates are intended to treat and the relative risks, benefits and costs of those treatments.

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

The development and commercialization of pharmaceutical products is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized biotechnology companies, as well as technology being developed at universities and other research institutions. Our competitors have developed, are developing or could develop product candidates and processes competitive with our product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community, patients and third-party payers, and any new treatments that enter the market.

There may be a significant number of products that are currently under development, and may become commercially available in the future, for the treatment of conditions for which we are developing, and may in the future try to develop, product candidates.

This increasingly competitive landscape may compromise the development of our product candidates. For example, improvements in the efficacy, delivery and success rates of competitors’ product candidates, in conjunction with a reduction in the price and duration of their treatments, diminished partnering interest from pharmaceutical companies in our product candidate TT-034 for the treatment of the hepatitis C virus, or HCV. This caused us to announce in February 2016 the discontinuation of our program to develop TT-034 before the conclusion of its clinical trial.

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

In addition, our ddRNAi-based product candidates would compete with antisense and other RNA-based pharmaceutical products currently under development. Like RNAi therapeutics, antisense products target mRNA with the objective of suppressing the activity of specific genes. The development of antisense products is more advanced than that of RNAi therapeutics, and antisense technology may become the preferred technology for products that target mRNAs. Our HNSCC product candidate BB-401 is based on antisense RNA technology.

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

The availability of coverage and adequate reimbursement by governmental and private payers is essential for most patients to be able to afford expensive treatments. Sales of our product candidates will depend substantially, both in the United States and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by third-party payers. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the reimbursement amounts approved by third-party payers may not be high enough to allow us to establish or maintain pricing sufficient to realize a return on our investment.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payers tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products.

The intended use of a biopharmaceutical product by a physician can also affect pricing. For example, CMS could initiate a National Coverage Determination administrative procedure, by which the agency determines which uses of a therapeutic product would and would not be reimbursable under Medicare. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain.

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

Moreover, increasing efforts by governmental and other third-party payers, in the United States and abroad, to cap or reduce healthcare costs, have resulted in legislation and reforms such as, in the United States, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care Education Reconciliation Act, or the ACA. The ACA may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. In addition, other legislative changes have been adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year effective April 2013 that, due to subsequent legislative amendments to the statute, will stay in effect through 2024 unless additional Congressional action is taken. Additionally, in January 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could negatively affect coverage or reduce the reimbursement for any of our product candidates that receive regulatory approval.

We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription pharmaceutical products and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. We cannot predict what healthcare reform initiatives may be adopted in the future. Further federal, state and foreign legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on biopharmaceutical product pricing. Such reforms could depress pricing for any product candidates that we may successfully develop and for which we may obtain regulatory approval and may negatively affect our overall financial condition and ability to develop additional product candidates.

Our relationships with third-party payers, healthcare professionals and customers in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to significant penalties.

Our relationships with third-party payers, healthcare professionals and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, that may constrain the business or financial arrangements and relationships through which we sell, market and distribute any biopharmaceutical products for which we obtain marketing approval. In addition, we may be subject to transparency laws and patient privacy regulation by the federal government and by the U.S. states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to, the following:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid;

•	federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on covered healthcare providers, health plans and healthcare clearinghouses, as well as their business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal Open Payments program, created under the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the CMS information related to payments or other transfers of value made to physicians, and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by the physicians and their immediate family members by the 90th day of each subsequent calendar year, and disclosure of such information will be made by CMS on a publicly available website; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payers, including private insurers; state and foreign laws that require biopharmaceutical or biotechnology companies to comply with the industry voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require biopharmaceutical or biotechnology manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Our success largely depends on the continued service of key management and other specialized personnel, including Mr. Gregory West (Chief Executive Officer) and Dr. David Suhy, PhD (Chief Scientific Officer). The loss of one or more members of our management team or other key employees or advisors could delay or increase the cost of our research and development programs and materially harm our business, financial condition, results of operations and prospects. The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. We are dependent on the continued service of our technical personnel because of the highly technical nature of our product candidates and the specialized nature of the regulatory approval process for our product candidates. Because our management team and key employees are not obligated to provide us with continued service, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our management team members or key employees. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

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

As of June 30, 2017, we had A$17.4 million in cash and cash equivalents. We historically have invested substantially all of our available cash and cash equivalents, including the net proceeds of our U.S. initial public offering, in cash deposits meeting the criteria of our investment policy, which is focused on the preservation of our capital. These investments are subject to general credit, liquidity, market and interest rate risks. We may realize losses in the fair value of these investments, which would have a negative effect on our financial results. In addition, should our investments cease paying or reduce the amount of interest paid to us, our interest income would suffer. The market risks associated with our investment portfolio may have an adverse effect on our results of operations, liquidity and financial condition.

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

We have not carried out any analysis as to whether we have met the COT or, failing the COT, the SBT over relevant periods. In addition, future shareholding changes may result in a significant ownership change for us. It is therefore uncertain as to whether any of our tax losses carried forward as of June 30, 2017 will be available to be carried forward and available to offset our assessable income, if any, in future periods.

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

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or other jurisdictions. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may initiate opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. For example, three of our patents licensed from CSIRO that expire in 2019 have been subject to oppositions before the European Patent Office (EPO), and these oppositions have resulted in appealable decisions to maintain one of the European patents and to revoke two others. Each of those EPO decisions has been appealed. One of the appeals filed by CSIRO has been dismissed and the relevant European patent was revoked. The remaining two appeals are still underway and we cannot know whether these appeals, if carried through, will be decided favorably for us. Furthermore, even if our patents and patent applications are unchallenged, they may not adequately protect our intellectual property, provide exclusivity for our product candidates or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties.

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

We have in-licensed certain ddRNAi-related and antisense RNA intellectual property from third-party licensors. We rely on some of these third parties to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property we license. We have not had and do not have primary control over these activities for certain of our patents or patent applications and other intellectual property rights we license, and therefore cannot guarantee that these patents and applications will be prosecuted or enforced in a manner consistent with the best interests of our business. We cannot be certain that such activities by third parties have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. Additionally, we may not be able to control the publication or other disclosures of research carried out by our licensors relating to technology that could otherwise prove patentable. Pursuant to the terms of some of our license agreements with third parties, some of our third-party licensors have the right, but not the obligation, to control enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents. Even if we are permitted to pursue such enforcement or defense, we will require the cooperation of our licensors, and cannot guarantee that we would receive it and on what terms. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. If we cannot obtain patent protection, or enforce existing or future patents against third parties, our competitive position and our financial condition could suffer.

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

For example, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. Such proceedings could result in revocation, amendments to our patent claims or statements being made on the record such that our claims may no longer be construed to cover our product candidates. For example, three of our patents licensed from CSIRO have been subject to oppositions before the EPO, and these oppositions have resulted in appealable decisions to maintain one European patent and to revoke two others. Each of those EPO decisions has been appealed. One of the appeals filed by CSIRO has been dismissed and the relevant European patent was revoked. The remaining two appeals are still underway. Outcomes or statements on the record in one country could have a disadvantageous effect on prosecution or enforcement of a patent or patent application in another country. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that no invalidating prior art exists or that the patent examiner was aware of all material prior art during prosecution.

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

Prior to our U.S. initial public offering, our securities were not listed on any U.S. stock exchange, we were not a reporting company under the Exchange Act and there had been only a limited public market in the United States for the ADSs and no public market in the United States for the Warrants. Although the ADSs and Warrants are listed on The NASDAQ Capital Market, if an active public market in the United States for the ADSs and Warrants does not continue to develop, the market price and liquidity of the ADSs and Warrants may be adversely affected. The initial public offering price for the ADSs and Warrants was determined by negotiation between us and the underwriter. The price at which the ADSs are traded has declined below the initial public offering price, and the price at which the Warrants are traded has not exceeded the Warrant exercise price. The ADS price and/or the Warrant price may continue to decline, which means you may experience a decrease in the value of your ADSs and Warrants regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could cause us significant financial harm.

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

The Australian home country practices described above may afford less protection to holders of the ADSs and Warrants than that provided under NASDAQ rules. See Item 10.B “Additional Information – Memorandum and Articles of Association” and Item 16G “Corporate Governance.”

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

Section 404(a) of the Sarbanes-Oxley Act requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we rely on the exemption provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until such time as we are no longer an emerging growth company.

The presence of any material weaknesses in our internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

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

We believe we were likely a PFIC in fiscal 2017 and fiscal 2016. This arose due to the decline in the value of our shares and the fact that the applicable PFIC rules treat our working capital as a passive asset for purposes of the PFIC asset test.

We do not intend to provide U.S. holders with the information that would permit such investors to make a qualified electing fund, or QEF, election. However, U.S. holders may be able to make a timely “mark-to-market” election that would mitigate some of the adverse U.S. tax consequences associated with our PFIC status. U.S. holders should discuss this with their tax advisors.

We also note that U.S. holders in a PFIC are subject to additional U.S. information reporting rules. If a U.S. holder owns ordinary shares or ADSs or warrants during any year in which we were a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a PFIC or Qualified Electing Fund), generally with the U.S. holder’s federal income tax return for that year. Since our fiscal year ends June 30, calendar year U.S. holders would typically need to file the IRS Form 8621 with their 2017 U.S. federal tax return. Any new U.S. holders that acquired our stock in the past year should consider whether they can (or wish to) make a timely PFIC mark to market election with their 2016 or 2017 U.S. federal tax return. Since the PFIC tests are applied only at the end of a taxable year, no assurance of our PFIC status can be provided for fiscal 2018 or future years. We strongly urge U.S. holders to discuss this matter with their tax advisors.

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

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’, ADS holders’ or Warrant holders’ opportunity to sell their ordinary shares, ADSs or Warrants and may further restrict the ability of our shareholders, ADS holders and Warrants holders to obtain a premium from such transactions. See Item 10.B “Additional Information – Memorandum and Articles of Association.”

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

Benitec Biopharma Limited was incorporated under the laws of Australia in 1995 and has been listed on the Australian Securities Exchange, or ASX, since 1997. Since we were incorporated in Australia in 1995, we have devoted the majority of our resources to development efforts relating to ddRNAi. While we have established some licensing arrangements, we do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily from private placements of ordinary shares, including A$31.5 million of gross proceeds raised from private placements in February 2014 as well as A$8.1 million of aggregate gross proceeds raised from private placements to Nant Capital in October 2016 and March 2017, and from our U.S. initial public offering in August 2015, the gross proceeds of which equaled US$13.8 million. We have also been awarded research and development grants from the Australian federal government, totaling A$2.3 million in fiscal 2015, A$3.6 million in fiscal 2016 and A$10.5 million in fiscal 2017, which includes an accrual of A$4.2 million. We have earned licensing revenue from licensing our ddRNAi technology to five biopharmaceutical companies, totaling A$0.2 million in fiscal 2016 and A$0.3 million in fiscal 2017.

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

On October 24, 2016, we entered into a strategic engagement with Nant Capital. The strategic engagement included a scientific collaboration in clinical programs and an immediate private placement to Nant Capital, LLC of 29,305,819 ordinary shares in Benitec, representing 19.9% of our outstanding capital (for a post-issuance holding of 16.7%). The shares were priced at A$0.0895 per share, representing the 7-day volume weighted average price of the ordinary shares on the ASX prior to the execution of a share purchase subscription agreement. We received A$2.62 million in gross proceeds from Nant Capital in connection with the October 2016 issuance.

On March 13, 2017, an additional 29,305,819 full paid ordinary shares were issued to Nant Capital at A$0.1859 per share. We received A$5.45 million in gross proceeds from Nant Capital in connection with the March 2017 issuance. As a result of this placement, Nant Capital had a post-issuance holding of 28.57% of Benitec’s issued capital.

Our headquarters are located at 99 Mount Street, Suite 1201, North Sydney, New South Wales, 2060 Australia. Our telephone number is +61 2 9555 6986. Our website address is www.benitec.com. Our agent for service of process in the United States is Tacere Therapeutics, Inc., 3940 Trust Way, Hayward, CA 94545.

B.	Business Overview.

Overview

We are a biotechnology company developing a proprietary therapeutic technology platform that combines RNA interference, or RNAi, with gene therapy with a goal of providing sustained, long-lasting silencing of disease-causing genes from a single administration. We are using our technology, called DNA-directed RNA interference, or ddRNAi, to develop our pipeline of product candidates for the treatment of several chronic and life-threatening human diseases, such as head and neck squamous cell carcinoma, or HNSCC, oculopharyngeal muscular dystrophy, or OPMD, wet age-related macular degeneration, or AMD, and hepatitis B. By combining the specificity and gene silencing effect of RNAi with gene therapy, we believe ddRNAi has the potential to produce long-lasting silencing of disease-causing genes from a single administration, which could minimize the requirement for patients to take regular doses of medicine.

Through our strategic collaboration with Nant Capital, we are developing an Epidermal Growth Factor Receptor (EGFR) antisense RNA product candidate (BB-401) for the treatment of HNSCC. EGFR is the cell-surface receptor for members of the epidermal growth factor family (EGF family) of extracellular protein ligands. EGFR is a well validated oncology target and has been shown to be a key driver of the growth of HNSCC lesions with more than 80% of HNSCC lesions exhibiting significantly elevated levels of EGFR versus concentrations found in non-malignant tissues. BB-401 functions via post transcriptional gene silencing whose route of administration and molecular target paves the way for a ddRNAi follow-on therapeutic. Thus, the clinical data we gather with BB-401 will inform the development of a second-generation EGFR targeted asset we are developing using our ddRNAi proprietary technology. Termed BB-501, this asset will be targeted towards silencing EGFR. If we can silence EGFR, which has been shown to be drivers of lesion growth in HNSCC, then the lesions should shrink or be eradicated completely. It would be expected therefore that patients with EGFR positive tumors would have a much higher response rate to BB-501 than patients who have EGFR negative tumors.

We will require additional financing to progress our product candidates through to key inflection points. These diseases have large patient populations, with the exception of OPMD, which is a rare disease. In addition, we have licensed our ddRNAi technology to other biopharmaceutical companies whose pipeline programs are progressing towards, or are in, clinical development for applications including HIV/AIDS, retinitis pigmentosa, Huntington’s disease, cancer immunotherapy and intractable neuropathic pain.

Our objective is to become the leader in discovering, developing, clinically validating and commercializing ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations and, as a result, provide a better life for patients with these diseases.

Many human diseases are known to be caused by the inappropriate expression of a gene or multiple genes. It has been observed that RNAi is a potential mechanism to specifically turn off, or silence, genes whose sequences are known. Thus, RNAi can potentially be used to treat or cure diseases with a genetic basis by targeting a specific region of the molecular sequence of the disease-causing gene. RNAi is potentially applicable to over 20,000 human genes and a large number of disease-causing microorganism-specific genes. The mechanism of action of RNAi involves the introduction of pre-synthesized complexes of duplex short interfering RNA, or siRNA, into a cell. The siRNA’s sequence is constructed to match a short region of the target gene. The siRNA is processed by the cell’s own enzymes to destroy the target gene’s messenger RNA, or mRNA, thus preventing the disease-causing gene from being expressed. This occurs as long as the siRNA remains prevalent in the cell.

In this standard RNAi approach, double-stranded siRNA is produced synthetically and subsequently introduced into the target cell either by chemical modification of the RNA or by a range of other delivery methods. While clinical efficacy has been demonstrated for a number of indications utilizing this approach, it has a number of limitations, including:

•	treatment requires repeat administration for multiple cycles in order to maintain its efficacy;

•	patient adherence challenges due to dosing frequency and treatment duration;

•	therapeutic concentrations of siRNA are not stably maintained because the levels of synthetic siRNA in the cells decrease over time;

•	novel chemical modifications or novel delivery materials are typically required to introduce the siRNA into the target cells, making it complicated to develop therapeutics;

•	can have an adverse immune response, or interferon response, potentially resulting in serious adverse effects;

•	requirement for specialized delivery formulations for those diseases caused by multiple disease-causing genes; and

•	siRNA only acts to silence genes, but cannot be used to replace defective genes with normally functioning genes.

This siRNA approach is being developed by several other companies, including Alnylam Pharmaceuticals, Inc. or Alnylam, Arbutus Biopharma Corporation, or Arbuts (formerly known as Tekmira Pharmaceuticals Corporation before its name change and integration with OnCore BioPharma), and Dicerna Pharmaceuticals, Inc., or Dicerna.

Our ddRNAi technology differs from the standard siRNA approach and is designed to utilize the specificity and gene silencing effect of RNA interference while overcoming many of the limitations associated with the ongoing administration of siRNA. Our ddRNAi approach combines the specificity of gene silencing using RNAi with the delivery capability of gene therapy vectors. Unlike siRNA, our ddRNAi technology starts with a DNA construct. Gene therapy vectors, which are carrier molecules, often viruses, that deliver genetic material into the cell, are used to deliver the DNA construct to the nucleus of the targeted cells. The DNA construct then generates double-stranded short hairpin RNAs, or shRNAs, which are processed by the cell resulting in the conversion of the shRNA into siRNAs, which in turn silence the disease-associated genes. Advantages of our ddRNAi approach include:

•	when paired with gene therapy delivery vectors, ddRNAi is designed to produce sustained, long-lasting silencing of the disease-causing gene, following a single administration, leading to the potential for “one shot” cures for a wide range of diseases, which could eliminate the requirement for patient compliance to take regular doses of medicine for long-term management of their disease;

•	ddRNAi technology can potentially use a range of clinically validated gene therapy vectors, enabling it to target a wide range of tissues, including, but not limited to, the liver;

•	because ddRNAi uses the cell’s own transcriptional mechanisms to produce shRNA, a constant level of shRNA can potentially be produced so that intracellular levels of siRNA do not fall below threshold levels required for disease suppression;

•	modulation of transcriptional activity in the cells can potentially be fine-tuned to achieve optimal concentrations of shRNA;

•	off-tissue effects may be minimized by the use of tissue specific promoters;

•	the DNA constructs are shielded in gene therapy vectors that could potentially be designed to avoid activating the interferon response;

•	ddRNAi provides the option to both silence the defective gene and replace the defective gene with a normal version, using the same gene therapy vector, thus the silencing and replacement of the mutant gene occurs in the same cell, which we believe is ideally suited to developing therapeutics for a number of genetic disorders;

•	ddRNAi constructs can be designed to express multiple siRNAs in the same cell, targeting either a single gene at several different sites to maximize gene silencing or multiple genes in distinct cellular pathways, potentially enabling treatment of complex genetic diseases such as cancer, diabetes and heart disease; and

•	ddRNAi constructs can potentially be designed to simultaneously express siRNAs as well as other genetic sequences, such as those that encode for proteins.

Our strategy is to discover, develop and commercialize treatments that leverage the capabilities of ddRNAi. We intend to do so by progressing our pipeline of ddRNAi-based therapeutics designed to treat and cure a number of human diseases, thereby demonstrating the broad clinical application of ddRNAi.

Our cash and cash equivalents will advance our product candidates for OPMD, AMD and hepatitis B. In addition, the A$5.4 million funds raised in March 2017 as part of our strategic partnership with Nant Capital have been allocated to the development of BB-401 for the treatment of HNSCC and future product candidates to treat HNSCC. We expect that additional funds will be required to advance BB-401 through planned clinical trials and to complete discovery studies intended to identify a follow-on ddRNAi product candidate for HNSCC. Additional financing will also be needed to advance our product candidates for hepatitis B, AMD and OPMD through clinical trials.

In October 2016, we entered into a strategic relationship with Nant Capital. As part of that strategic relationship, we issued Nant Capital a total of 58,611,638 of our ordinary shares for a combined total consideration of A$8.1 million in private placements in October 2016 and March 2017, resulting in Nant Capital holding 28.57% of our ordinary shares. In December 2016, we entered into an exclusive sublicense agreement with NantWorks, LLC, or NantWorks, an affiliate of Nant Capital, pursuant to which we acquired rights to intellectual property, including preclinical and clinical data, relating to a product candidate, now named BB-401, for the treatment of HNSCC. In January 2017, we entered into a research collaboration agreement with Nant Capital pursuant to which we will manage the clinical development of BB-401, a recombinant DNA construct that produces an antisense RNA with specificity against Epidermal Growth Factor Receptor, or EGFR, for the treatment of HNSCC. EGFR is the cell-surface receptor for members of the epidermal growth factor family of extracellular protein ligands. EGFR is a well-validated oncology target and has been shown to be a key driver of the growth of HNSCC lesions with more than 80% of HNSCC lesions exhibiting significantly elevated levels of EGFR versus concentrations found in non-malignant tissues. The mechanism of action of BB-401 is considered to be post-transcriptional gene silencing.

The research collaboration agreement with Nant Capital allocates the A$5.4 million received from Nant Capital in the March 2017 private placement to the development of BB-401 for the treatment of HNSCC and to the development of BB-501, a ddRNAi product candidate for the treatment of HNSCC. Nant Capital will have a controlling vote on the joint steering committee that directs and oversees such development of BB-401 and BB-501 until those funds have been expended.

We have also initiated a discovery stage program, called BB-501, using our ddRNAi platform to develop follow-on ddRNAi DNA constructs designed to target EGFR. We expect to use the clinical data obtained from the BB-401 program to inform the development of this follow-on product candidate. Our goal in that development is to increase the efficacy of target EGFR silencing using our ddRNAi technology.

Our product candidate for the treatment of OPMD is BB-301. In April 2017, in vivo efficacy data using a dual AAV vector system were published in the scientific journal, Nature Communications. We believe these results, which come from an ongoing collaboration with the Royal Holloway University in London, demonstrate that a dual vector approach to ‘silence and replace’ the mutant poly-A binding protein N1, or PABPN1, gene can correct many of the key clinical features of OPMD in A17 mice. The A17 mouse model is a well validated in vivo system that mimics most of the features of human OPMD patients. We believe these results support our technology’s design to ‘silence’ the expression from a mutant gene and concomitantly express a normal copy of that same gene to restore function. In August 2017, we announced a new vector designed to ‘silence and replace’ the disease-causing gene in a single construct similar to the dual vector system in which the ‘silence’ and ‘replace’ are delivered in separate vectors. We believe a single vector product would simplify the regulatory process and reduce the complexity of the clinical strategy for BB-301. We anticipate initiating IND-enabling work and plan to progress BB-301 into the clinic in the second half of calendar 2018.

In addition to OPMD, we are focusing on developing product candidates to treat AMD and HBV. For selected product candidates, at the appropriate stage, we may collaborate with large pharmaceutical companies to further co-develop and, if approved, commercialize our ddRNAi products to achieve broad product distribution. For certain disease indications we deem to be outside of our immediate focus, we will continue to out-license, where appropriate, applications of our ddRNAi technology for the development of a range of therapeutics, which we believe could provide further validation of our technology’s potential to address numerous diseases.

Our AMD product candidate, BB-201, is comprised of a novel adeno associated virus, or AAV, capsid that delivers a recombinant DNA cassette engineered to express steady state levels of three shRNA that inhibit vascular endothelial growth factor-a, or VEGF-a, vascular endothelial growth factor-b, or VEGF-b, and placental growth factor, or PlGF, three clinically validated genes whose inappropriate expression is shown to lead to the progression of wet AMD. We have established collaborations with third parties to use directed evolution to identify novel viral capsids with the potential for delivery to the retinal cells that express these proteins using direct intravitreal injection, a commercially attractive route of administration. We intend to take the most promising capsids into efficacy studies in a wet AMD model. We believe a laser-induced model of neovascularization in non-human primates provides a well validated model to test the efficacy of our vectors. We anticipate initiating IND-enabling work late in calendar 2017 and anticipate completing IND-enabling research for BB-201 late in calendar 2018.

We are developing BB-103 (previously known as BB-HB-331) for the treatment of the hepatitis B virus, or HBV. HBV is a small DNA virus that, according to the World Health Organization, or WHO, infects up to 240 million people worldwide and results in up to 780,000 deaths per year. Infection with HBV occurs in phases ranging from a silent, acute phase that may be resolved by the immune system, to a persistent chronic infection requiring life-long therapy. In the case of a chronic HBV infection, the presence of viral particles and proteins, particularly the s-antigen, causes hepatic inflammation leading to liver dysfunction, acute hepatic failure, cirrhosis or hepatocellular carcinoma. Patients suffering from HBV have limited treatment options from therapies consisting of antivirals and, less commonly, interferon therapy. These treatments require adherence to strict recurrent treatment regimens, may cause HBV to mutate and develop antiviral drug resistance, and may only provide viral suppression through the course of administration, and not a cure. The long-term use of interferon, particularly in high doses, may also be associated with significant side effects, including nausea, vomiting, shortness of breath, dizziness and fatigue, that can cause patients to deviate from the course of treatment. There is a need for safe and convenient novel therapeutics that restore host immune response through targeted HBV surface antigen, or HBsAg, knockdown offering HBV patients the potential for ‘functional cures’ by eliminating virus producing cells. BB-103 is designed to be a single administration ddRNAi-based therapy that is delivered using a gene therapy vector that targets the liver and inhibits viral replication and s-antigen production on a long-term basis. We believe that combining BB-103 with a nucleoside inhibitor, or NUC, a class of drug currently used to treat HBV in infected individuals, will help spur the patient’s own immune system to produce anti-s-antigen antibodies and may eliminate their requirement for daily antiviral treatments to control the disease.

In March 2016, we announced results of our in vivo study of BB-102, a first-generation HBV ddRNAi therapeutic predecessor to BB-103. Key findings of the in vivo study indicate that a single BB-102 treatment can result in suppression of HBV in the PhoenixBio, or PXB, chimeric mouse model, in which a substantial portion of the mouse liver cells have been replaced with human hepatocytes making the animals susceptible to HBV infection. We believe these results demonstrate the potential utility of an approach that combines RNAi with gene therapy to treat HBV. In December 2016, we announced efficacy results of a follow on in vivo study in the PXB chimeric mouse model using a single administration of BB-101, BB-102, or BB-103 combined with a daily dosing regimen of an antiviral agent which is the current standard of care used to treat HBV. We believe the key findings of this follow-on study demonstrated even further and more durable suppression of HBV in an in vivo model when paired with current standard of care agents for treatment of HBV and support progression of our lead product candidate for treatment of HBV, BB-103, toward clinical trials.

In April 2017, we completed a pre-IND submission with the FDA in which the feedback provided by the agency included a defined path towards the clinic. We have been working closely with key opinion leaders and clinicians to finalize the design of the protocol for a BB-103 human study and we are seeking partnerships to move the BB-103 program into the clinic.

We have completed a Phase I/IIa clinical trial for our now discontinued product candidate, TT-034, which we were developing to treat patients chronically infected with the most common genotype of HCV, before winding down the program for commercial reasons. We believe the clinical trial results for TT-034 provide support for the safety of our platform technology.

Our Strengths

We believe that the combination of our proprietary ddRNAi technology and our deep expertise and know-how in designing and clinical development of gene therapy, and specifically ddRNAi-based therapeutics, will enable us to achieve and maintain a leading position in gene silencing for treatment of human disease. Our key strengths include:

•	A first mover advantage for ddRNAi-based therapeutics;

•	Exclusive rights to a novel, proprietary ddRNAi technology platform that is potentially the basis of single-administration therapies with sustained, long-term silencing of disease-causing genes;

•	A pipeline of programs focused on life threatening or chronic diseases with either large patient populations, including hepatitis B and AMD, or rare disease status potentially supporting an orphan drug classification, including OPMD;

•	Collaborations with third parties to expand the technology platform and develop additional expertise in DNA delivery technologies, in scalable manufacturing, in DNA construct design and in developing related diagnostics to help identify the most appropriate patient populations to benefit from these novel treatments;

•	Out-licensing agreements with third parties utilizing our ddRNAi technology to develop therapies outside of our core research areas, which we believe could provide further validation of our technology’s potential to address numerous diseases;

•	Our development team has significant experience in designing and developing ddRNAi therapeutics and includes founding scientists in the ddRNAi field;

•	Ability to leverage our gene therapy expertise to develop additional gene silencing therapeutics, including our EGFR antisense RNA product; and

•	Rights to intellectual property that includes a patent portfolio protecting our ddRNAi technology platform in numerous jurisdictions through 2019, and a growing portfolio of patents protecting improvements to our ddRNAi technology and product candidates in numerous jurisdictions through at least 2025.

Our Strategy

Our objective is to become the leader in discovering, developing, clinically validating and commercializing ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations, and to thereby provide a better life for patients with these diseases. Our strategy to accomplish this goal is to:

•	Continue the scientific development of our existing pipeline programs. We continue our preclinical research efforts for our ddRNAi therapeutics targeted to treat patients impacted by HNSCC, OPMD, AMD and HBV. We are also finalizing the Phase 2 clinical plans for BB-401, our EGFR antisense RNA product for the treatment of patients with HNSCC. As an antisense agent, BB-401 is aligned with our internal expertise in gene therapy and gene silencing. It functions via post transcriptional gene silencing and paves the way for a ddRNAi follow-on therapeutic to treat patients with HNSCC. By the end of calendar 2018, we expect to advance our product candidates for HNSCC and OPMD into clinical trials.

We will continue to advance programs in core disease areas to the appropriate proof of concept stage before we may seek partnering activities for each program to co-develop an asset with pharmaceutical companies. Where appropriate we will seek to progress programs through to commercialization ourselves. For example, our pipeline program to treat an orphan indication, OPMD, is seen as a candidate for this latter approach, and in January 2017, the European Commission granted orphan drug designation for BB-301 as an orphan medicinal product for the treatment of OPMD.

•	Prioritise the future development of our ddRNAi technology by identifying new diseases and ddRNAi strategies with a high probability of commercial success and value to shareholders.

Each of our key pipeline indications are directed towards diseases with high unmet medical need or large patient populations. We believe there is a strong rationale for treating these diseases and other diseases that have well-characterized gene targets that can be silenced, thus preventing the disease-causing gene from being expressed.

In addition to progressing our pipeline of product candidates, we will further develop and improve our ddRNAi platform technology and its associated intellectual property through in-house development and in-licensing of complementary technologies. One such example is our relationship with 4D Molecular Therapeutics LLC, or 4DMT. Through our collaboration with 4DMT, we have identified novel AAV capsids that might deliver our ddRNAi constructs to the retinal cells from an intravitreal injection to treat human ocular diseases.

•	Establish co-development agreements with other companies using our scientific capability and intellectual property platform. The adaptability of our platform also presents an opportunity for us to selectively form collaborations to expand our capabilities and product offerings into a range of diseases and potentially to more broadly accelerate the development and commercialization of ddRNAi therapeutics.

Our development team has significant experience in designing and developing ddRNAi therapeutics and includes founding scientists in the ddRNAi field.

We actively protect our intellectual property and proprietary technology that are important to our business, which includes seeking and maintaining patents claiming our ddRNAi technology, and other inventions relating to our specific products in development, or otherwise commercially and/or strategically important to the development of our business. We have rights to intellectual property that includes a patent portfolio protecting our ddRNAi technology platform in numerous jurisdictions through 2019, and a growing portfolio of patents protecting improvements to our ddRNAi technology and product candidates in numerous jurisdictions through at least 2025.

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

Our Pipeline

We are developing a portfolio of product candidates based on our proprietary ddRNAi gene silencing technology focused on chronic and life-threatening conditions with disease-associated genes.

In-House Programs

The following table sets forth our product candidates and their development status.

Our cash and cash equivalents will advance our product candidates for OPMD, AMD and hepatitis B. A$5.4 million of the funds raised in March 2017 as part of our strategic partnership with Nant Capital must be allocated to the development of BB-401 for the treatment of HNSCC and future product candidates to treat conditions related to HNSCC. We expect that such funds will not be sufficient to advance BB-401 through planned clinical trials or to complete discovery studies intended to identify a ddRNAi product candidate for HNSCC. Additional financing will also be needed to advance our product candidates for HNSCC, OPMD, AMD and hepatitis B through clinical trials. Our hepatitis C program was terminated in February 2016.

BB-401 and BB-501 for the Treatment of HNSCC

Overview

We acquired rights to BB-401 from Nant Capital and are developing BB-401 for the treatment of HNSCC. BB-401 is a DNA plasmid that produces an antisense RNA that targets the EGFR mRNA and prevents its translation into its cognate protein by a mechanism of action we describe as post-transcriptional gene silencing. EGFR is the cell-surface receptor for members of the epidermal growth factor family, or EGF family, of extracellular protein ligands. EGFR is a well-validated oncology target and has been shown to be a key driver of the growth of HNSCC lesions with more than 80% of HNSCC lesions exhibiting significantly elevated levels of EGFR versus concentrations found in non-malignant tissues.

Head and neck cancers often begin in the moist mucosal surfaces inside the head and neck, such as inside the mouth and the throat. According to GlobalData (Head and Neck Squamous Cell Carcinoma – Opportunity Analysis and Forecast to 2024, February 2016), approximately 64,000 new patients will be diagnosed annually in the United States with HNSCC and 50% of the patients are expected to develop recurrent or metastatic disease, with approximately 13,000 annual deaths expected in the United States from HNSCC.

Squamous cell carcinoma of the head and neck accounts for more than 90% of all head and neck cancers, and more than 50% of HNSCC patients present with Stage III or higher disease (locally advanced or metastatic), which has higher potential for progression and recurrence. The relative five-year survival rate for metastatic head and neck cancers is <38%, and can be as low as 4% for recurrent or metastatic Stage IV disease. We expect total drug sales for HNSCC in the United States, France, Germany, Italy, Spain, United Kingdom and Japan to increase from an aggregate US$386 million in 2014 to US$1.53 billion in 2024, at a compound annual growth rate of 14.8%.

Current HNSCC Treatment

Organ-preservation is emphasized in HNSCC treatment, especially in the early stages of the disease. However, patients who have advanced HNSCC are at a much greater risk of developing recurrent metastatic HNSCC. In these cases of advanced HNSCC, surgical removal of affected tissue is commonly recommended in the first-line, often in conjunction with radiotherapy.

Where chemotherapy is determined to be an appropriate treatment option, platinum-based regimens are the most common approach while cisplatin-based therapies are often considered the most desirable form of treatment. Induction chemotherapy—where chemotherapy is administered to patients prior to radiotherapy—is also becoming more common. In theory, the administered chemotherapy agents act as radiosensitizers, increasing the efficacy of subsequent radiotherapy. Additionally, this allows for the greater intensification of systemic therapy without the concomitant increase in toxicity. Randomized clinical trials have demonstrated increased overall survival with induction chemotherapy followed by radiotherapy, compared to radiotherapy alone. However, little work has been done to directly compare the efficacy of adding induction chemotherapy to chemoradiotherapy.

Historically, cytotoxic chemotherapies have made up the bulk of the market for HNSCC treatments and we believe there is an opportunity for new products to address the limitations of current treatment options. In 2015, only two agents approved for the treatment of HNSCC—Eli Lilly’s Erbitux and Nordic Pharma/Taiho’s TS-1 (tegafur + gimeracil + oteracil)—were the subject of effective patents in the United States. The remainder of this market was composed of generics. Cisplatin remains the standard treatment for HNSCC due to its greater efficacy over other chemotherapy agents. However, as a traditional cytotoxic agent, its use is limited by its high toxicity and relatively poor safety profile.

Erbitux is the only targeted agent approved for HNSCC. It is targeted to act on EGFR which is the same target as BB-401 and BB-501. Erbitux is favored for its improved safety profile compared to cisplatin and other cytotoxic agents, but it is not always effective. We believe there remains a need for more effective targeted treatments.

The table below lists common treatments for head and neck cancers. Treatment schedules for each drug differ depending on its use as a single modality treatment or in conjunction with other treatments.

Common Treatments for Head and Neck Cancers
Therapeutic Class	Company/Brand	First Launch Year in 7MM	Dosing Regimen
Targeted therapy: anti-EGFR monoclonal antibody	Erbitux (cetuximab)/Adventis	2006	Systemic administration of 400 mg/m2 loading dose on day one, followed with 250 mg/m2 weekly until disease progression.

Chemotherapy: Nucleotide analog (precursor/prodrug)	TS-1 (tegafur + gimeracil + oteracil)/Nordic Pharma and Taiho Pharmaceutical	2001	Given in combination with cisplatin as part of a chemoradiotherapy regimen, TS-1 is administered orally at a dose of 60mg twice daily for 14 consecutive days. After a washout period of 21 days, another 14 consecutive days of treatment is administered.

Chemotherapy: platinum-based agent	Cisplatin (generic)	1978	In post-operative chemoradiotherapy regimes, cisplatin is commonly recommended, and is given by systemic administration at a dose of 100 mg/m2 every 3 weeks for the duration of the treatment schedule.

Chemotherapy: anti-microtubule	Docetaxel (generic)	2006	Administered as a 40-100 mg/m2 IV infusion over 60 minutes, every 3 weeks.

Chemotherapy: nucleotide analog	Fluorouracil (generic)	1957	Administered in combination with cisplatin, Fluorouracil is given in a 1000mg/m2 IV infusion on days 1–4, every 3 weeks.

Chemotherapy: anti-folate/DNA synthesis disruptor	Methotrexate (generic)	1953	Starting dose of 40mg/m2 weekly IV injection, adjusting dosage as necessary.

Source: GlobalData 5-FU = fluorouracil; IV = intravenous

The FDA recently approved the first immunotherapy for the treatment of HNSCC in the United States. In August 2016, Keytruda (pembrolizumab), developed by Merck, to be used for treatment of patients with advanced HNSCC who have not responded to platinum-based chemotherapy. In November 2016, the FDA approved Opdivo (nivolumab), developed by Bristol-Myers Squibb, for the treatment of patients with metastatic or recurrent HNSCC who have not responded to a progression of platinum-based therapy. Keytruda is projected to become a widely-used treatment in part because its approval as a primary treatment option for metastatic HNSCC would result in a large potential patient pool. In addition, as prior treatment with checkpoint inhibitors could preclude checkpoint inhibition in subsequent therapy lines, its positioning also reduces the potential patient pool for some checkpoint inhibitors launching only in the second-line, such as Opdivo.

HNSCC Treatments in Development

The market for HNSCC drugs is relatively small and other companies are developing a number of therapies to treat HNSCC that would compete with BB-401 and BB-501. These companies have six compounds currently in Phase III clinical trials specifically targeting HNSCC, and a number of others under development are in Phase II clinical trials. The mechanisms of action vary considerably between these competing products, but there are a few common themes.

The products in Phase II and Phase III clinical trials include a number of gene therapy agents. The use of live viral vectors for the delivery of functional genes to disrupt cancer cell growth and survival is not a new concept and has been replicated numerous times in vitro but their trial in human subjects is often the topic of controversial debate. While the trials of these viral agents are still in the relatively early stages of clinical development, the repercussions on the market and regulatory landscape could be substantial if they are eventually approved. Of the pipeline agents that have reached late stage development in HNSCC, immunotherapies feature most prominently.

Our HNSCC Therapeutic – BB-401

BB-401, a 39-basepair oligonucleotide that is an antisense molecule to eGFR mRNA, is currently being developed for the treatment of recurrent or metastatic HNSCC in patients who have failed all available standard therapies. Treatment comprises antisense DNA molecules that correspond to a 39-base pair sequence of DNA derived from human EGFR contained within a plasmid construct. Plasmids containing the antisense DNA will be injected into tumors of patients with HNSCC. BB-401 will be administered weekly as a direct intratumoral injection.

Ongoing Development Plans for BB-401

Our immediate goals in the BB-401 development plan is focused on initiating and completing a phase II clinical study. Pursuant to the terms of our exclusive sublicense agreement with NantWorks and our research collaboration agreement with Nant Capital, we will manage the continued clinical development of BB-401 and future product candidates for the treatment of HNSCC. The research collaboration agreement with Nant Capital allocates approximately A$5.4 million received from Nant Capital in connection with the March 2017 private placement to the development of BB-401 and future product candidates for HNSCC. Nant Capital will have a controlling vote on the joint steering committee that directs and oversees such development until those funds have been expended. We also agreed to sublicense certain intellectual property to NantOmics, LLC, or NantOmics, an affiliate of Nant Capital, to allow NantOmics to develop and commercialize a companion diagnostics to therapeutics developed pursuant to the research and collaboration agreement and to enter into a related services agreement with NantOmics. Under these agreements, Benitec would grant NantOmics an exclusive world-wide license to and the rights to use the results for such companion diagnostics.

Prior to our relationship with Nant Capital, clinical studies were completed by University of Pittsburgh as well as the University of Texas Health Sciences Center that explored the anti-tumour efficacy of BB-401 in recurrent and metastatic patients with advanced HNSCC.

The first Phase I study involved 17 patients with lesions that were unresponsive to standard anti-cancer therapies. In this study, BB-401 (referred to as EGFR-AS) was administered to target malignant lesions once per week for four weeks. Key observations of this study included:

•	Reductions in the sizes of some malignant lesions as described below.

•	Five of the patients experienced an Objective Response which provides for an Objective Response Rate of 29%. Two patients experienced a 100% reduction in size by Response Evaluation Criteria in Solid Tumors, or RECIST, and three patients experienced Partial Responses when the reduction was greater than 30% by RECIST.

•	An additional two patients had reductions between 19% and 29% of the original size, resulting in seven patients, or 41% of the clinical trial participants, reporting a halt in disease progression

•	The mean duration of anti-tumor response was 6.5 months.

•	No grade 3 or grade 4 dose-limiting toxicities were noted in the Phase I study.

A second Phase I study of 6 patients evaluated the potential for BB-401 to improve the efficacy of an existing multi-agent anti-cancer treatment regimen comprised of cetuximab along with intensity-modulated radiotherapy, which has been approved for treatment of locally or regionally advanced HNSCC. The combination of cetuximab with radiation therapy has a demonstrated Objective Response Rate of 74%. Reductions of an additional 29% were observed in five of six patients treated with BB-401 in combination with radiation therapy and cetuximab resulting in an objective response rate of 83%. We intend to further investigate the activity of single-agent BB-401 to determine the best position for BB-401 in current HNSCC therapy. We intend to progress the development of BB-401 and are targeting the initiation of a Phase 2 clinical trial of BB-401 early in calendar 2018.

Our ddRNAi-based HNSCC Therapeutic – BB-501

We intend to use our ddRNAi proprietary technology to develop BB-501 which is designed to silence the expression of EGFR. The clinical data obtained from the past and our planned future clinical trials for BB-401 will be used to inform the development pathway for BB-501. Our hypothesis is that, if EGFR can be silenced, then the HNSCC lesions may shrink or could possibly be eradicated completely because EGFR has been shown to be a driver of HNSCC legion growth. We have completed the selection and optimization of shRNAs and have progressed to mouse xenograft models in order to test for in vivo efficacy. We anticipate IND-enabling studies for BB-501 may be completed in calendar 2019.

BB-301 for Treatment of Oculopharyngeal Muscular Dystrophy

We are developing BB-301 for the treatment of OPMD, an autosomal-dominant inherited, slow-progressing, late-onset degenerative muscle disorder that usually starts in patients during their 50s or 60s. The disease is manifested by progressive swallowing difficulties, or dysphagia, and eyelid drooping, or ptosis, due to specific effects on the pharyngeal and cricopharyngeal muscle, which is located at the top of the esophagus. The disease is caused by a specific mutation in the poly(A)-binding protein nuclear 1, or PABPN1, gene. The main pathological characteristic of OPMD is the presence of dense intranuclear inclusions of mutated PABPN1 protein.

BB-301 utilizes a “silence and replace” approach designed to silence the mutant PABPN1 gene with a ddRNAi construct and replace the mutant gene with the normal PABPN1 gene, delivered with an AAV vector.

Results from in vivo studies in an animal model of OPMD support proof of concept of this approach in BB-301 individual components. In conjunction with collaborators, we are working to optimize the in vivo delivery of BB-301 and, assuming successful results, we plan to develop BB-301 through IND-enabling studies, and subsequent submission of an IND application.

OPMD is a rare disease and has been reported in at least 33 countries. Patients suffering with OPMD are well identified and are aggregated in particular regions, which we believe should simplify clinical development and commercialization of BB-301, if it is approved. The largest OPMD cluster is in the French-Canadian population, with estimated prevalence of one in every one thousand people, and its highest prevalence is among Bukhara Jews living in Israel, where it affects one in six hundred people. In Europe, the estimated prevalence is one in one hundred thousand people. The relatively low abundance of patients afflicted by this disease allows this indication to be characterized as a rare disease, and on January 17, 2017, the European Commission granted orphan drug designation for BB-301 as an orphan medicinal product for the treatment of OPMD. At the appropriate stage in development, we plan to seek orphan drug designation in the United States.

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

Bioblast Pharma Ltd., or Bioblast, an Israeli biotechnology company, is developing Cabaletta. Bioblast is currently planning a Phase IIb clinical trial in Canada. Cabaletta is a solution of trehalose administered intravenously and we believe that it will require ongoing re-administration to remain effective.

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

BB-301—Design and Mechanism of Action

BB-301 is designed to target three distinct regions of the PABPN1 mRNA, by generating three separate shRNAs from a single DNA construct, and to express a silencing-resistant version of the normal PABPN1 gene (Figure 4).

Figure 4. BB-301 AAV “silence and replace” combination vector

BB-301 is comprised of a ddRNAi DNA construct expressing three separate shRNAs targeting three separate regions of the PABPN1 gene, designed to silence the defective PABPN1 gene in OPMD patients, combined with a gene expression construct that produces a silencing-resistant version of the normal PABPN1 gene, delivered using an AAV vector.

In collaboration with researchers at the Royal Holloway University of London and the Institut de Myologie in Paris, we have observed effective silencing of the PABPN1 gene in vitro by the ddRNAi construct. Furthermore, we have generated a gene expression construct that produces a silencing-resistant version of the normal PABPN1 gene. The mechanism of action of BB-301 is shown in Figure 5.

Figure 5. The mechanism of action of BB-301

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

In in vivo studies using a transgenic mouse model of OPMD at the Royal Holloway University of London and the Institut de Myologie, we observed a normalization of muscle strength following administration of the ddRNAi and gene expression constructs (Figure 6). The full results of the studies were published in Nature Communications in April 2017.

Figure 6. Restoration of muscle function in vivo following gene silencing and replacement

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

Ongoing Development Plans for BB-301

In December 2016, we signed a new Research and Collaboration Agreement with the Royal Holloway University of London and the Institut de Myologie in Paris to support in vivo studies of our ddRNAi based therapeutics for the treatment of OPMD. Under the collaboration with the Royal Holloway University of London, we have ongoing in vivo studies in an animal model of OPMD with the lead clinical candidates.

In August 2017, we announced our innovative vector design to ‘silence and replace’ the disease-causing gene in a single construct. The single vector system has shown activity consistent with the dual vector system in which the ‘silence’ and ‘replace’ are delivered in separate vectors. Being a single product simplifies the regulatory process and reduces the complexity of the clinical strategy for BB-301. We anticipate initiating a clinical trial in the second half of calendar 2018, subject to toxicity results and future regulatory review.

BB-201 for the Treatment of Age-Related Macular Degeneration

Overview

We are developing a ddRNAi-based therapy for the treatment of wet AMD, which is designated BB-201. The delivery vector for BB- 201 is comprised of a novel AAV capsid that has been developed in collaboration with 4DMT and is designed to deliver ddRNAi constructs to the retina using a direct intravitreal injection. The aim of this program is to develop a therapeutic that provides long-term treatment of AMD from a single intravitreal injection. We believe this could replace the need for regular subretinal injections of protein based therapeutics into the eye, which is the current standard of care.

AMD is one condition that leads to the deterioration of the eye’s macula. The macula is a small area in the retina that is responsible for central vision. AMD is the leading cause of blindness and visual impairment in older adults, often involving blood vessel overgrowth and damage to the retina resulting in the loss of vision in the central visual field. The vascular endothelial growth factor, or VEGF-a, is responsible for stimulating the new blood vessel growth. The disease occurs in two forms, wet and dry. Dry AMD is the most common type of macular degeneration and affects 85% to 90% of the people with AMD. Dry AMD often develops into wet AMD.

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

According to a study published in JAMA Ophthalmology, AMD is the leading cause of irreversible vision loss in the United States, affecting an estimated 1.75 million people. It is estimated that 196 million people will be affected by AMD worldwide by 2020 according to a study published in The Lancet Global Health.

There are a number of treatments currently available for wet AMD. According to GlobalData, the annual wet AMD treatment market across the United States, the United Kingdom, Germany, France, Spain, Italy and Japan will almost double from US$5.1 billion in 2013 to US$10.1 billion by 2023.

Current AMD Treatments

According to GlobalData, the global AMD treatment market is dominated by anti-VEGF drugs, including Lucentis, Avastin and Eylea.

•	Lucentis (ranibizumab) is an antibody fragment, or macromolecule, that directly inhibits VEGF-a by binding to it and thus preventing its binding to the corresponding receptor in the retina. The main challenge for Lucentis is that it requires frequent administration, typically monthly or bimonthly, via intravitreal injections.

•	Avastin (bevacizumab) is a monoclonal antibody that also binds to VEGF-a. Although approved only for use in colon cancer, it is used off label for AMD. It is also injected intravitreally and requires ongoing regular injections to maintain its effect.

•	Eylea (aflibercept) is a recombinant fusion protein consisting of portions of human VEGF receptors 1 and 2 extracellular domains fused to the Fc portion of human IgG1. It is recommended to be injected intravitreally every four weeks for the first three months and every eight weeks thereafter. Eylea is thought to work by inhibiting VEGF-a, VEGF-b and PlGF.

•	Macugen (pegaptanib) is an RNA aptamer that is directed against VEGF-a. It is recommended to be injected intravitreally every six weeks.

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

Our ddRNAi-based AMD Therapeutic—BB-201

There are several challenges in the development of AMD therapeutic market and we believe that our ddRNAi technology has the potential to address and overcome a number of these challenges, including:

•	The relatively short half-life of current standard-of-care therapies results in the need for regular administration by intravitreal injection every four to eight weeks. We believe our ddRNAi-based therapeutics have the potential for sustained inhibition of disease progression, possibly for months or years, from a single intravitreal injection.

•	AMD therapeutic programs under development at a number of other gene therapy companies focus on administering the product to target cells by subretinal injection. We are co-developing with 4DMT AAV vectors to target the subretinal cells following intravitreal injection, which we believe is a more commercially viable and less invasive route of administration and is the route used in most current anti-VEGF therapies.

•	There are no approved treatments for dry AMD. We have designed and tested a ddRNAi construct, termed BB-202, that we believe has potential to address this unmet market need. BB-202 may be progressed in development at a later date.

BB-201 Design and Mechanism of Action

•	We are developing a ddRNAi-based product candidate for wet AMD, called BB-201. BB-201 has been designed to address many of the limitations for therapeutics for AMD currently on the market or under development.

•	BB-201 is a ddRNAi construct expressing a three independent shRNAs that inhibit the expression of genes that encode for the VEGF-a, VEGF-b and PGF (Figure 7). VEGF-a is responsible for stimulating the new blood vessel growth in wet AMD.

Figure 7. Our AMD ddRNAi construct

BB-201 is a construct that uses three independent promoters to drive the expression of short hairpin RNA that target VEGF-a, VEGF-b and PGF and is intended for use in subjects with wet AMD.

We have observed in in vitro studies that BB-201 (Figure 8) is effective at “silencing” the target genes.

Figure 8. Effects of BB-201 on VEGF-a, VEGF-b and PGF in vitro.

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

Ongoing Development Plan for AMD – Development of Novel Delivery Vector

We have engaged in a collaboration with 4DMT to identify novel AAV capsids that, when delivered by intravitreal injection, will deliver our ddRNAi constructs to the retinal cells of the eye. As a result of this collaboration we have been able to demonstrate enhanced transduction of ocular tissues with several novel AAV capsids. Being able to deliver drugs in therapeutically relevant concentrations is a key challenge in drug development. We believe these outcomes demonstrate the commercial applicability of having a vector that can transduce the retina following an intravitreal injection. The wet AMD program is the first program in this space and we anticipate exploring additional ddRNAi product candidates for other ocular indications, in particular retinal diseases, using these novel viral vectors as a key component in that platform.

We are now initiating in vivo proof of concept studies in which these novel capsids will be used to deliver the BB-201 DNA construct that expresses an shRNA designed to silence VEGF-a, VEGF-b and PGF in a non-human primate model in which AMD has been induced by the treatment of the retina with a laser. The mechanism of action of BB-201 is shown in Figure 9.

Figure 9. The expected mechanism of action of BB-201

Following an intravitreal injection, the DNA construct is delivered to the nucleus of retinal cells via an AAV vector (A). Upon reaching the nucleus, the construct expresses three types of shRNAs that are processed by the cell’s endogenous machinery to produce siRNAs that cleave the VEGF-a, VEGF-b and PGF mRNA and prevents the corresponding proteins from being expressed and thus preventing it from stimulating the growth of new blood vessels.

We anticipate completing in vivo preclinical proof of concept studies in calendar 2017. Subject to regulatory discussions, we anticipate initiating IND-enabling work in 2018 and anticipate completing IND-enabling studies for BB-201 in late calendar 2018. We will need to seek additional financing to proceed with clinical trials for our product candidate for AMD.

BB-103 for the Treatment of Hepatitis B

We are developing BB-103 for the treatment of HBV. Results of in vivo and in vitro studies, from December 2016, March 2016 and December 2015, have, we believe, demonstrated the potential utility of an approach that combines RNAi with gene therapy to treat HBV, and we intend to advance the HBV program towards the clinic. However, we will need to seek additional financing to proceed with clinical trials for BB-103.

We have completed a Phase I/IIa clinical trial for our now discontinued product candidate, TT-034, which we were developing to treat patients chronically infected with the most common genotype of HCV. The trial achieved its primary end point of safety of TT-034 in HCV patients, based on safety within the liver and other organs of the nine patients that were dosed in the study. There was one serious adverse event observed, a pulmonary embolism resulting from a fall, and it was classified as unrelated to the therapy. That event was resolved within four weeks. Three other adverse events (diarrhoea, light-headedness and bradycardia) were also observed and considered possibly treatment related. All of those events were mild in nature and resolved completely. No adverse event met the pre-defined criteria for a dose-limiting toxicity. In addition, no T-cell capsid response was seen in any of the subjects, as has been previously reported at similar high-dose levels in other systemic trials with AAV. While transduction of hepatic tissues was seen, there was no reduction in viral load in treated patients, which was a secondary endpoint of the study. We believe that our experience with the TT-034 clinical trial will be of value in designing and implementing our other programs, in particular HBV, as both HBV and HCV replicate in the liver. We have designed certain aspects of BB-103 to mimic the design elements of TT-034.

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

According to GlobalData, a market research firm, the global hepatitis B therapeutics market was worth $2.4 billion in 2014, and is expected to reach a total of $3.0 billion by 2024 at a Compound Annual Growth Rate of 2.4%. The current therapies used as standard of care for HBV consist of antivirals composed of nucleotide and nucleoside analogues, or NUC, and, less commonly, interferon therapy.

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

Most of these therapies can provide long-term viral load suppression but have low cure rates and have the additional risk of drug-resistant mutations. The long-term use of interferon, particularly in high doses, may also be associated with significant side effects, including nausea, vomiting, shortness of breath, dizziness and fatigue, adding to issues with patient compliance for the course of treatment. We believe that there is significant unmet medical need for HBV treatment due to the following factors:

•	inability of existing therapies to address the risk of recurrence of the infection, once an antiviral therapeutic is removed, due to the persistence of HBV covalently closed circular DNA, or cccDNA. cccDNA is a supercoiled DNA molecule that is present in the nucleus of HBV-infected cells and acts as a reservoir for further HBV infectivity. cccDNA is responsible for persistence of infection in the natural course of chronic HBV infection and during prolonged antiviral therapy;

•	mutations in the HBV genome conferring resistance to existing therapies; and

•	long treatment regimens and, in some cases, significant debilitating side effects associated with current therapies, which lead to a risk of patient non-compliance.

A problem inherent to all of the current HBV antiviral treatment approaches is their inability to achieve a curative outcome. According to a study published in the Journal of Viral Hepatitis in 2014, HBsAg clearance occurs in only 3% of patients treated with a NUC and 7.8% of patients treated with interferon. Sustained suppression of HBV cccDNA by treatment with a NUC is only possible with continued treatment for many years, and clear-cut guidelines on when to stop treatment are not yet available. The study’s authors concluded that there is a need for alternative therapeutic approaches such as drugs that can preferentially target stages in the life cycle of HBV, referred to as direct acting anti-virals, or DAAs, as well as new immunotherapeutic approaches. BB-103 is designed to be single administration ddRNAi-based therapy that is delivered using a gene therapy vector that targets the liver and inhibits viral replication and s-antigen production on a long-term basis. We believe that combining BB-103 with a NUC, a class of drugs currently used to treat the HBV in infected individuals, will help spur the patient’s own immune system to produce anti-s-antigen antibodies and eliminate their daily anti-viral treatments to control disease.

There are three late-stage pipeline agents in development for the treatment of hepatitis B, including TAF, GS-9620 and GS-4774. These products aim to fulfill key unmet needs by targeting improvements in safety and tolerability, and by more effectively lowering serum HBsAg which may indicate better long term disease outcomes.

Our ddRNAi-based Hepatitis B Therapeutic—BB-103

We are developing BB-103 to address many of the limitations of therapeutics for HBV currently on the market and those in development. BB-103 is designed to be a single administration ddRNAi-based therapy that is delivered using a gene therapy vector that targets the liver and inhibits viral replication and s-antigen production on a long-term basis. Although initially developed as a monotherapy, we believe that combining BB-103 with a NUC, a class of drugs currently used to treat the HBV in infected individuals, will help spur the patient’s own immune system to produce anti-s-antigen antibodies and eliminate their daily anti-viral treatments to control disease.

BB-103 has been designed to target the liver and produce steady state levels of anti-HBV shRNAs that inhibit viral replication and viral protein production. This includes the hepatitis B surface-antigen, or s-antigen, which is thought to be the principal component of the long-term immunosuppression and chronicity associated with disease progression. The BB-103 therapeutic vector is being developed to be used in combination with other anti-viral compounds.

BB-103 has been designed to mimic certain design elements of TT-034, our now discontinued product candidate for the treatment of HCV, and we believe useful information was obtained from the TT-034 clinical trial which could be beneficial for the clinical development of BB-103, the IND-enabling studies, the design and regulatory approval pathway for initial clinical trials, and potentially the starting clinical dose, in light of the similarities between TT-034 and BB-103. Although HBV and HCV are a DNA and RNA virus respectively, both replicate predominantly in the hepatocytes of infected subjects, the target tissue for BB-103 and TT-034:

•	both use identical AAV8 capsids for delivery;

•	many of the components of the recombinant expression construct remain unchanged including the use of three simultaneously expressed ddRNAi components directed to cleave viral RNA;

•	the data from the TT-034 clinical study has provided a solid understanding of the safety of a ddRNAi product in humans as well as establishing a relationship between the dose administered and the level of DNA transduction and transgene expression; and

•	the extensive pre-clinical toxicology package from the development of TT-034 provides relevant information for BB-103.

BB-103—Design and Mechanism of Action

The design of the BB-103 DNA construct takes advantage of the structure of the HBV genome. The hepatitis B virus is a small DNA virus with four overlapping open reading frames, meaning several genes are produced from the same DNA sequence by shifting the starting point of the translation process (Figure 10). These four genes are known as the core, surface, X and polymerase genes. The core gene encodes the core nucleocapsid protein, which is important in viral packaging and thought to help stabilize cccDNA, and hepatitis B e-antigen. The surface gene encodes proteins, including s-antigen. The X gene encodes the X protein, which has properties that may be important in liver carcinogenesis. The polymerase gene encodes a large protein with functions critical for viral packaging and replication. Although HBV is a DNA virus, it replicates through an RNA intermediate. BB-103 targets the viral mRNA at three overlapping regions of the genome (Figure 10), simultaneously silencing the surface, X, core and polymerase genes. As a result, we believe that the long-term suppression of HBV viral replication, through silencing of the polymerase gene and targeting the HBV RNA used for replication, the inhibition of HBV viral proteins production, including the s-antigen production, through silencing of the surface gene, and the inhibition of the cccDNA, through silencing of the core protein gene, could lead to eradication of HBV infection in patients by a single administration of BB-103 when paired with a NUC.

In vitro Development Highlights

Our bioinformatics analysis of the major HBV genotypes, A through H, has identified several well-conserved regions of the genome for targeting with ddRNAi therapeutics. We have designed numerous shRNAs to target these regions, and we have identified lead candidates based on several factors, including activity, hyperfunctionality, meaning the highest activity at lowest levels, and the ability of the shRNA strand to be incorporated into the cell’s natural RNA processing mechanism. The final clinical construct we have chosen is illustrated in Figure 11.

Figure 10. The design for BB-103

A

B

The design for BB-103 is based on the design of TT-034, utilizing an AAV capsid and a triple construct targeting three separate conserved regions on the HBV mRNA (A); The shRNAs target regions on the overlapping reading frames of the HBV genome (B), allowing simultaneous targeting of the mRNAs that express viral proteins including DNA polymerase, s-antigen and core proteins.

Figure 11. The mechanism of action of BB-103

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

Initial in vitro data from preclinical results in December 2015 demonstrated the efficacy of BB-102, a first generation compound expressing similar anti-HBV shRNA, to suppress multiple aspects of HBV in infected human liver cells. The in vitro data was supported by in vivo experiment in the chimeric mouse model results reported in March 2016, which demonstrated suppression of HBV in vivo in a mouse model following a single administration. Key findings from the in vivo study indicated that a single BB-102 treatment:

•	reduced serum HBV DNA by 1.83 logs, equivalent to 98.5% elimination of circulating HBV;

•	reduced intracellular liver HBV DNA by 94.9%;

•	suppressed serum antigens, HBsAg and HBV envelope antigen (HBeAg), by 97.6% and 92.5%, respectively; and

•	decreased levels of HBV viral RNA and cccDNA.

In vivo data released in December 2016 and February 2017 from our preclinical study in the PXB chimeric mouse model demonstrated enhanced HBV suppression from a single administration of a ddRNAi agent in combination with a daily dosing regimen of antiviral medication that is a current standard of care for HBV. In this in vivo study, BB-101, BB-102 and BB-103 were administered once at the beginning of treatment, and anti-HBV activity was monitored over the course of 13 weeks by following serum HBV DNA, HBsAg and HBeAg on a weekly basis. At the conclusion of the study, intracellular HBV DNA as well as cccDNA was quantified. In combination studies, a single dose of ddRNAi agents were administered with a daily dose of entecavir, a nucleoside reverse transcriptase inhibitor, or a pegylated interferon agent that was administered twice a week for the duration of the study.

We believe the results of this study demonstrate sustained suppression of HBV in an in vivo model when paired with current standard of care agents for treatment of HBV and support progression of our lead product candidate for treatment of HBV toward clinical trials. Key findings from this in vivo study are:

•	A single dose of BB-103 and BB-102 in the absence of other antiviral agents resulted in a maximum drop of serum HBV DNA levels at 2.17 log and 1.87 log reduction. A modest rebound of HBV DNA levels was noted following 56 days of treatment. A treatment arm consisting only of daily dosing of entecavir resulted in a 2.63 log drop in serum HBV DNA levels.

•	A single dose of BB-103 and BB-102 in combination with daily dosing of entecavir resulted in a drop of serum HBV DNA levels below 3.72 log, the lower limit of quantification for the assay. The lower limit of quantification for an assay represents the lowest value that can result in accurate quantification of HBV DNA levels. Although HBV DNA is detectable below this level, it cannot be quantified accurately. The reduction in viral burden continued to diminish until the end of the 91 day study.

•	A single dose of BB-103 in combination with daily dosing of entecavir resulted in a drop in HBsAg levels by 2.14 log, and a single dose of BB-102 in combination with daily dosing of entecavir resulted in a drop in HBsAg levels by 1.86 log. Treatment with entecavir alone only resulted in a drop in HBsAg levels by 0.46 log.

•	A single dose of BB-103 in combination with daily dosing of entecavir resulted in a drop in HBeAg levels by 1.90 log, and a single dose of BB-102 in combination with daily dosing of entecavir resulted in a drop in HBeAg levels by 1.42 log. Treatment with entecavir alone only resulted in a drop in HBeAg levels by 0.37 log.

In April 2017, we completed a pre-IND submission with the FDA in which the feedback provided by the agency included details regarding steps required to initiate a clinical trial for BB-103. We have been working closely with key opinion leaders and clinicians to finalize the design of the protocol for the BB-103 human study and we are seeking partnerships to allow us to begin clinical trials for BB-103.

TT-034 for the Treatment of Hepatitis C

Hepatitis C is a complex public health problem, characterized by a high prevalence of chronic infection by an RNA virus, an increasing burden of HCV-associated disease, low rates of testing and treatment, and the prospect of increasing incidence associated with injectable drug abuse. According to the WHO, over 170 million individuals worldwide have chronic hepatitis C. Chronic infection can result in cirrhosis and death in 20% of patients due to end-stage liver disease or hepatocellular carcinoma. We have been developing a ddRNAi-based therapeutic, TT-034, for the treatment of the most common genotype of the human hepatitis C virus. We began a Phase I/IIa first-in-human clinical trial of TT-034 in January 2014. Following the commencement of the clinical trial of TT-034, a number of new and effective therapeutics were approved for the treatment of HCV. Competitors’ products showed improvements in the efficacy, delivery and success rate of treatments for HCV while, at the same time, reducing the price and duration of their treatments.

As a result of the increasingly competitive landscape, in February 2016 we concluded that the TT-034 program no longer offered the commercial value necessary to attract a worthwhile commercial partnership deal and, as a result, did not warrant additional expenditure or focus of our resources beyond completion of the existing patients.

This phase I/IIa clinical study enrolled nine patients who received a single intravenous infusion of TT-034 at escalating doses. Patients were monitored for safety and efficacy assessments over 24 weeks following the administration of TT-034. A liver biopsy, collected 21 days post dosing, was used to assess hepatic TT-034 DNA levels and shRNA expression.

These results show the administered doses of TT-034 to be well tolerated with no treatment related serious adverse events observed. In the nine patients dosed, one serious adverse event, a pulmonary embolism resulting from a fall, was observed and classified as unrelated to therapy. That event resolved within four weeks. Three other adverse events (diarrhoea, light-headedness and bradycardia) were also observed and considered possibly treatment related. All of those events were mild in nature and resolved completely. No adverse event met the pre-defined criteria for a dose-limiting toxicity. In addition, no T-cell capsid response was seen in any of the subjects, as has been previously reported at similar high dose levels in other companies’ systemic trials with AAV. The patients dosed with TT-034 will be followed in a pre-planned follow-up study where they will have annual health checks for four and one-half years following completion of the study.

While transduction of hepatic tissues was seen, the assessment of TT-034 treatment on viral load, a secondary endpoint of the study, showed no reduction in viral load in the treated subjects.

We believe the data collected from this study will have a positive impact not only on Benitec’s other therapeutic programs, but also for the field of gene therapy as a whole. This is the first time DNA transduction and transgene expression could be measured directly in hepatic tissues following systemic administration. We have been able to use the data from this study to implement design changes in our clinical constructs and to ensure that our other therapeutics programs benefit from this study.

Our Out-Licensed Programs

We have licensed our ddRNAi technology to companies who are developing therapeutic programs in five disease areas. These licenses expand the areas and number of ddRNAi-based therapeutics being developed. Each of them provides a potential opportunity for further clinical validation of the technology and potential revenue opportunity. These licenses have been granted to small early-stage biotechnology companies with modest upfront and early development milestone payments and greater milestone payments due upon later-stage program success. Under these agreements, we have received aggregate payments of A$0.2 million and A$0.3 million for the fiscal years ended June 30, 2016 and June 30, 2017, respectively. We do not expect that any milestone payments we may receive in the future will be significant to our business.

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

New Areas for ddRNAi Application

We believe the applicability of ddRNAi to disease treatment could be further expanded using a number of strategies that are in the early stages of development. These strategies are summarized below.

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

Ocular diseases

We believe that a number of retinal diseases beyond AMD could be targeted by ddRNAi therapeutics, assuming the AAV capsid selection program with 4DMT is successful. This program aims to produce an AAV capsid that can target a broad range of ocular cells following an intravitreal injection. We have exclusive access to the selected AAV capsids from 4DMT for all ocular indications using ddRNAi.

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

As of October 2017, we own a total of fifteen patent families, of which three are in the provisional phase, four are in the Patent Cooperation Treaty, or PCT, phase and others have progressed to national phase and are under prosecution. These families include granted patents in the United States (8), Europe (3), Australia (3), Canada (1) and New Zealand (1). We have more than 22 pending national/regional applications in a total of 15 jurisdictions (counting as one jurisdiction the member states of the European Patent Convention). This intellectual property portfolio for our ddRNAi technology, improvements to the technology and product-specific patents can be commercialized collectively or in individual product candidate programs.

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

Two of the CSIRO patents in the first family were opposed by third parties before the European Patent Office. The European Patent Office Opposition Board published decisions in these proceedings in July 2014 and July 2015.

In its July 2014 decision, the Board revoked the first of these two related European patents and, in its July 2015 decision, it revoked the second. CSIRO appealed both decisions. One of the appeals was dismissed resulting in the European patent being revoked in its entirety. The appeal in respect of the other European patent is still underway. The U.S. patent corresponding to the two currently revoked European patents was upheld, with modified claims, upon re-examination at the USPTO in 2011, but we cannot know whether the remaining appeals regarding the revoked European patents, if undertaken and carried through to completion, will be decided favorably for us. If the remaining appeal is decided in our favor, the granted patent will be scheduled to expire in 2019. If, on the other hand, the remaining appeal is not decided in our favor and results in revocation of the European patent, the Company believes that such revocation should have no materially adverse effect upon our other owned and licensed patents and patent applications described below.

In the second patent family, one of the CSIRO patents was subject to opposition proceedings in the European Patent Office and one of the patent applications was subject to USPTO interference proceedings. In February 2015, the European Patent Office Opposition Board published its decision to uphold CSIRO’s European patent in the second family. The opponents have appealed this decision. Although three of the four opponents have subsequently withdrawn their oppositions during the appeal process, one of the opponents is continuing with the appeal. In October 2012, the USPTO issued its decision to refuse to grant CSIRO’s claims involved in the interference proceedings. CSIRO appealed this decision to the United States Court of Appeals for the Federal Circuit, which reversed the USPTO’s decision and granted the relevant claims to CSIRO. On remand, the Patent Trial and Appeal Board cancelled the opposing party’s involved claims. The opposing party had until the deadline of March 28, 2016 to petition the U.S. Supreme Court to review the Federal Circuit’s decision but did not file such an appeal.

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

Our ddRNAi-based treatment for hepatitis B

Our patent portfolio related to our ddRNAi-based treatment for hepatitis B includes one patent family relating to single-stranded RNA and shRNA sequences to a range of target regions of the hepatitis B viral genome. This patent family was jointly filed with Biomics Biotech Co., Ltd., or Biomics, and Biomics subsequently assigned its ownership interests in the patent to us. This patent family includes two patents granted in the United States, a patent granted in Europe and pending applications in the United States, Europe, Australia, Brazil, Canada, China, Hong Kong, India, South Korea and Russia. We expect any patents granted in this patent family to have expired by October 2031.

This patent family is the outcome of a collaborative research agreement between us and Biomics which was commenced in August 2009. The arrangement provided for both parties to receive a share of any revenue generated from commercializing this patent family commensurate with our respective contributions to the intellectual property subject to the agreement, in which contributions were equal. In July 2015, we entered into an earn-out agreement with Biomics pursuant to which we acquired all rights, title and interest in this patent family in exchange for upfront and milestone payments. At the time of signing the agreement, we paid Biomics A$2.5 million consisting of A$2.0 million in cash and 647,333 ordinary shares (having a value of A$500,000 at the time the agreement was entered into). These shares could not be traded until October 1, 2015 and thereafter Biomics may only sell up to A$100,000 in value of those shares in any calendar month.

A PCT application claiming priority to an earlier filed U.S. priority document has also been filed by us to claim composition of matter and methods of using a range of RNA molecules in the treatment of hepatitis B. This new patent filing claims the shRNA sequences that are under development as the lead candidates for HBV, and also include other target and RNA sequences to different regions of the HBV genome. This new patent application names us as the sole applicant.

We have also filed a further U.S. priority document to claim composition of matter and methods of using a range of short hairpin microRNA, or shmiR, in the treatment of hepatitis B. This new patent filing claims the shmiR sequences that are under development as the lead candidates for HBV, as well as constructs comprising combinations of those shmiRs. This new patent application names us as the sole applicant.

Our ddRNAi-based therapeutic candidates for AMD

Our patent portfolio for AMD includes two patent families relating to target genes for AMD. The first patent family relates to a first set of target gene sequences for our two ddRNAi-based therapeutic candidates which are currently under development for AMD. This patent family includes pending applications in the United States, Europe, Australia, Canada, China, Hong Kong, India, Israel, Mexico, Singapore, Japan, South Africa, South Korea and Russia. We expect any patents granted in this patent family to expire in January 2034. The second patent family exists as a U.S. priority document and relates to a second set of target gene sequences for our two ddRNAi-based therapeutic candidates which are currently under development for AMD. This U.S. priority document was filed solely in our name. We expect to file a PCT application claiming priority from this U.S. priority document in early 2018.

Our RNA-based treatment for HNSCC

Pursuant to the exclusive sublicense agreement with NantWorks we have licensed two patents relating to the inhibition of human squamous cell carcinoma in vivo by EGFR antisense RNA. The license from NantWorks includes an exclusive worldwide sublicense to make, use and sell technology using the listed intellectual property for a term of ten years from the date of the first sale of a therapeutic using the intellectual property or the expiration of the last claim of the licensed patent rights, whichever is sooner. We paid NantWorks an initial licensing fee as well as closing costs in connection with the execution of the exclusive sublicense agreement in the high tens of thousands of dollars in aggregate and will be required to pay NantWorks maintenance fees in the low to mid tens of thousands of dollars annually, as well as aggregate milestone payments of over $5 million relating to the development of a therapeutic product candidate for the treatment of HNSCC. We are also required to pay royalties on net sales of any products and services using the licensed intellectual property equal to a low double-digit percentage of such net sales. The initial term of the exclusive sublicense is the earlier of 10 years after the date of the first commercial sale of licensed technology or the expiration of the relevant patent rights.

TT-034—ddRNAi-based treatment for hepatitis C

Our patent portfolio related to our now discontinued product candidate TT-034 includes two patent families relating primarily to the shRNA sequences of TT-034 and the expression cassette design of the therapeutic. The first patent family has claims for methods and genetic constructs that use the shRNA sequences of TT-034 in the treatment of hepatitis C. The patent family relates to a range of different shRNA sequences, and includes the three candidate shRNA sequences incorporated in TT-034, as well as using ddRNAi to deliver the shRNA. The design of the expression cassette in this patent family is for three shRNA sequences with independent promoters driving the expression of each shRNA. As of October 2017, this patent family included patents granted in the United States (3), Europe, Australia, Canada, China, Israel, Japan and Korea. We expect any patents granted in this patent family to expire in March 2025.

The second patent family also includes claims for methods and genetic constructs using the shRNA sequences of TT-034 in the treatment of hepatitis C. The design of the expression in this patent family is for a single promoter to drive the expression of multiple shRNA sequences. As of October 2017, this patent family included patents granted in the United States (3), Australia, China, Europe, Canada, New Zealand and Hong Kong. We expect any patents granted in this patent family to expire in February 2026.

As a result of discontinuing development our product candidate TT-034, we are in the process of evaluating the value of the hepatitis C patent portfolio and will consider scaling back patent holdings in the above families if it is deemed that the patents are longer aligned with our activities.

Targeting the T-Cell Receptor

We have filed a U.S. priority document for the CAR-T program entitled “Reagents for Producing T-Cells with Non-Functional TCR Compositions Comprising Same and Use Thereof.” This U.S. priority document was filed solely in our name. We expect to file a PCT application claiming priority from this U.S. priority document in the third quarter of calendar 2017.

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

Trademarks

Our trademarks include registrations for company branding and product names for our pipeline in development.

Trade Mark (program)	Trade Mark Number	Filing date	Jurisdiction	Status
BENITEC®	1103049	10 Mar 2006	Australia	Registered
BENITEC™	86795296	21 Oct 2015	United States	Registered
BENITEC™	1728797	16 Sep 2015	Australia	Registered
BENITEC™	14680003	16 Oct 2015	Europe	Registered
BENITEC BIOPHARMA®	1448046	13 Sep 2011	Australia	Registered
BENITEC BIOPHARMA®	4636053	11 Feb 2014	United States	Registered
SILENCING GENES FOR LIFE®	1448041	13 Sep 2011	Australia	Registered
SILENCING GENES FOR LIFE®	4807242	22 Dec 2014	United States	Registered

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

Manufacturing is subject to extensive regulations that impose various procedural and documentation requirements, which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. Our contract manufacturing organizations manufacture our product candidates under cGMP conditions. cGMP is a regulatory standard for the production of pharmaceuticals that will be used in humans.

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

•	Alnylam, Arbutus and Arrowhead—developing siRNA-based therapeutics for hepatitis B;

•	Adverum Biotechnologies, Inc., Applied Genetic Technologies Corporation and Oxford Biomedica—developing gene therapies for wet AMD.

We are not aware of any companies developing a gene therapy or gene silencing approach for OPMD. There are other therapies either being marketed or currently in development for all of these diseases, some of which already have significant market share. Our product candidates, if approved, would also compete with treatments that have already been approved and accepted by the medical community, patients and third-party payers.

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

We anticipate that we will face intense and increasing competition as new products enter the market and advanced technologies become available. We expect any treatments that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, convenience of administration and delivery, price, the level of competition and the availability of reimbursement from government and other third-party payers.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, we expect that our therapeutic products, if approved, will be priced at a significant premium over competitive products and our ability to compete may be affected in many cases by insurers or other third-party payers seeking to encourage the use of competitive products including biosimilar or generic products.

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

Recent Developments in Regulation of Gene Therapy

The FDA has provided guidance for the development of gene therapy products. For example, the FDA has established the Office of Tissues and Advanced Therapies (formerly Office of Cellular, Tissue and Gene Therapies) within CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its reviews. In addition, the FDA has issued a growing body of clinical guidelines, chemical, manufacturing and control, or CMC, guidelines and other guidelines, all of which are intended to facilitate industry’s development of gene therapy products.

In 2016, Section 3033 of the 21st Century Cures Act created a new product category called “regenerative medicine advanced therapy”, or the RMAT designation. The RMAT designation gives the sponsor of a new investigational biologic access to increased meeting opportunities with the FDA, in a manner comparable to those offered to sponsors of therapies designated as “breakthrough therapies” by the FDA. Because the designated products meet the criteria for unmet medical need in the treatment of a serious condition, they may be eligible for priority review, in which the initial assessment of the BLA is reduced from 12 months to eight months, and accelerated approval, which bases approval on an effect on a predictive surrogate endpoint or an intermediate clinical endpoint. RMATs qualifying for such accelerated approval may be able to satisfy licensing requirements through commitment to post-approval clinical studies as well as real-world data such as patient registries and health record analysis. The eligibility of the RMAT-designated product for these expedited programs can be discussed with the FDA at specific development meetings, but we do not know whether any of our current or future product candidates will be eligble for RMAT designation. We believe the increased access to the FDA during early development is a benefit for sponsors, because the typical Type B development meetings are normally restricted to one each at the stages of pre-IND, end of Phase II/pre-Phase III and pre-BLA submission. In addition, the option to qualify for a fast-track program, also based on the potential to serve an unmet medical need in the treatment of a serious condition, allows for a so-called “rolling review” of parts of the BLA, which can be submitted for assessment following agreement of a review timetable with CBER.

The FDA plans to include certain gene therapy products that permanently alter tissue and produce a sustained therapeutic benefit as part of the products that will meet the definition of being eligible to come under the pathway enabled by RMAT designation. RMAT designation enables gene therapy products to access the FDA’s existing expedited programs to help foster the development and approval of gene therapy products. Our product candidates may not be eligible for RMAT designation now or in the future.

In 2012, the EMA approved a gene therapy product called Glybera, which is the first gene therapy product approved by regulatory authorities in the United States or the European Union. In May 2016, the EMA approved a second gene therapy product called Strimvelis, the first approved ex vivo stem cell gene therapy, to treat patients with a very rare disease called ADA-SCID (Severe Combined Immunodeficiency due to Adenosine Deaminase deficiency).

In August 2017, the FDA approved the first gene therapy product in the United States. The FDA approved Kymriah (tisagenlecleucel) for the treatment of certain pediatric and young adult patients with a form of acute lymphoblastic leukemia (ALL). Kymriah is a genetically-modified autologous T-cell immunotherapy. Because of the risk of cytokine release syndrome and neurological events, Kymriah is being approved with a REMS.

Marketing Approval

In the United States, for premarket approval purposes, the FDA regulates gene therapy products as biologics under the FDC Act, the PHS Act and related regulations.

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

The testing and approval process for both a drug and biologic requires substantial time, effort and financial resources and this process may take several years to complete. Data obtained from clinical trials is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products.

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

If a product candidate that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication than the one for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same biological product as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug status in the European Union has similar, but not identical, benefits.

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

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it would, if approved, be a significant improvement in the safety, effectiveness, treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new biological or drug product designated for priority review in an effort to reduce the review period from 12 to eight months. Additionally, a product may be eligible for accelerated approval. Biological or drug products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on an intermediate clinical endpoint. As a condition of approval, the FDA may require that a sponsor of a biological or drug product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Lastly, under the provisions of the new Food and Drug Administration Safety and Innovation Act, enacted in 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug or biological that is intended, alone or in combination with one or more other drugs or biological, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biological may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs and biologicals designated as breakthrough therapies receive the same benefits as drugs and biologicals with Fast Track designation. In addition, the FDA must take certain additional actions, such as intensive guidance on an efficient drug development program (beginning as early as Phase 1), and organizational commitment involving senior managers, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Fast Track designation and breakthrough therapy designation may expedite the product development and approval process, and priority review may expedite the approval process. However, these three paths do not change the standards for approval. Accelerated approval designation changes the standards for product approval and thus may expedite the development and/or approval process.

FDA Additional Requirements

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 clinical trials may be made a condition to be satisfied for continuing drug and biologic approval. The results of Phase 4 clinical trials can confirm the efficacy of a product candidate and can provide important safety information. In addition, the FDA has expressed statutory authority to require sponsors to conduct post-market studies to specifically address safety issues identified by the agency.

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

FDA Post-Approval Requirements

Any products manufactured or distributed by us or on our behalf pursuant to FDA approvals are subject to continuing regulation by the FDA, including requirements for record-keeping, reporting of adverse experiences with the biologic or drug, and submitting biological product deviation reports to notify the FDA of unanticipated changes in distributed products. Manufacturers are required to register their facilities with the FDA and certain state agencies, and are subject to periodic announced or unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements, which impose certain quality processes, manufacturing controls and documentation requirements upon us and our third-party manufacturers in order to ensure that the product is safe, has the identity and strength, and meets the quality, purity and potency characteristics that it purports to have. In November 2013, the Drug Quality and Security Act, or DQSA, became law and establishes requirements to facilitate the tracing of prescription drug and biological products through the supply distribution chain. This law includes a number of new requirements that are being implemented over time and require us to devote additional resources to satisfy these requirements, including serializing the product and using new technology and data storage to electronically trace the product from manufacturer to dispenser. If our products are not covered by the serialization and tracing requirements of the DQSA, they may be subject to state pedigree and traceability requirements. We cannot be certain that we or our present or future suppliers will be able to comply with the cGMP and other FDA regulatory requirements. If our present or future suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, refuse to approve any BLA, force us to recall a product from distribution, shut down manufacturing operations or withdraw approval of the applicable BLA. Noncompliance with cGMP or other requirements can result in issuance of warning or untitled letters, civil and criminal penalties, seizures, and injunctive action.

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

Patent Term Restoration and Marketing Exclusivity

Depending on the timing, duration and specifics of FDA marketing approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biological is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent and within sixty days of approval of the biological product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

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

Pediatric exclusivity is another type of exclusivity in the United States. Pediatric exclusivity, if granted, provides an additional six months of exclusivity to be attached to any existing marketing exclusivity, e.g., twelve year exclusivity, or patent protection for a drug. This six month exclusivity, which runs from the end of other exclusivity protection or patent delay, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

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

Pharmaceutical Coverage, Pricing and Reimbursement

Sales of our products, when and if approved for marketing, will depend, in part, on the extent to which our products will be covered by third-party payer, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations. These third-party payers are increasingly reducing reimbursements for medical products, biologicals, drugs and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of interchangeable products. Adoption of price controls and cost containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payer not to cover our product candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition.

The containment of healthcare costs has become a priority of federal, state and foreign governments. Third-party payers are increasingly challenging the prices charged for drug products and medical services, examining the medical necessity and reviewing the cost effectiveness of drug products and medical services, in addition to questioning safety and efficacy. If these third-party payers do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after FDA approval or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit.

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the ACA, was enacted. The ACA includes measures that have significantly changed, and are expected to continue to significantly change, the way healthcare is financed by both governmental and private insurers. Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

Facilities

Our corporate headquarters are located in Sydney, Australia and consist of approximately 1,350 square feet of leased office space under a lease that expires in September 2019. Our research and development facility is located in Hayward, California, and consists of approximately 4,750 square feet of leased office space under a lease that expires in May 2018.

We believe that our existing facilities are adequate for our current needs.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results.

We are a biotechnology company with a pipeline of in-house and partnered therapeutic programs based on our patented gene silencing technology, ddRNAi. We are developing treatments for chronic and life-threatening human diseases such as HNSCC, OPMD, wet AMD and hepatitis B based on this technology. In addition, we have licensed ddRNAi technology to other biopharmaceutical companies that are progressing their programs towards, or are in, clinical development for applications, including HIV/AIDS, retinitis pigmentosa, Huntington’s disease, cancer immunotherapy and intractable neuropathic pain. Through our scientific partnership with Nant Capital, we are also developing an antisense RNA product for the treatment of HNSCC.

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

We have incurred losses from operations in each year since inception. Our net losses were A$5.7 million, A$24.8 million and A$11.5 million for the fiscal years ended June 30, 2017, 2016 and 2015, respectively. The majority of our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses will increase substantially in connection with our ongoing activities as we:

•	pursue clinical proof of concept across our ddRNAi programs, including treatments for OPMD, AMD and hepatitis B;

•	continue preclinical development of immunotherapy programs and non-viral delivery of DNA constructs through preclinical proof of concept;

•	continue our research and development efforts of ddRNAi-based technology;

•	progress BB-401, our antisense EGFR therapeutic, into a Phase 2 clinical study for the treatment of HNSCC;

•	seek regulatory approval for our product candidates; and

•	add personnel and resources to support our product development and commercialization efforts.

As of June 30, 2017, we had cash and cash equivalents of A$17.4 million.

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

We expect to incur losses for the foreseeable future, and we expect these losses to increase as we continue our development of, and seek regulatory approvals for, our product candidates. Because of the numerous risks and uncertainties associated with product development in our field, we are unable to predict the timing or amount of increased expenses, or when or if we will be able to generate product revenue or achieve or maintain profitability. Our ability to generate revenue from licensing, strategic alliances and collaboration arrangements and product sales will depend on a number of factors, including, among others, obtaining and maintaining adequate coverage and reimbursement from third-party payers for any of our product candidates that may receive regulatory approval. Even if we are able to generate revenues from licensing programs, strategic alliances or collaboration arrangements or commercial sale of our products, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and we could be forced to reduce our operations.

Financial operations overview

Revenue & other income

To date, we have derived revenues and other income from licensing fees and interest income. We have not generated any revenues from the sales of products. Revenues from licensing fees and interest income are included in the revenue line item on our statements of profit or loss. The Research and Development Tax Incentive is recognized as other income.

Our licensing fees have been generated through the licensing of our ddRNAi technology to biopharmaceutical companies.

Our grant income is generated through the Australian federal government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% (reduced from 45% at July 1, 2016) of eligible research and development expenditures, including salaries, by small Australian entities having a tax loss. For this purpose, small Australian entities are defined as those with less than A$20 million in revenue. This grant is available for our research and development activities in Australia, as well as activities in the United States to the extent such U.S.-based expenses relate to our activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. Up until June 30, 2016 the grants were determined by the Australian government following the completion of a fiscal year based upon eligible research and development expenditures, grants are recorded in the fiscal year received rather than the fiscal year to which they relate. In the year ended June 30, 2017 reporting period detailed reporting systems were implemented to allow for the first time a reliable estimate to be made of the grant income that is expected to be received for the current period. In determining the estimate management reviews historical claims, Government overseas findings enabling the claim of overseas expenditure and the allocation of staff and overheads costs within approved projects. To the extent our research and development expenditures are deemed to be “ineligible,” then our grants would decrease. In addition, the Australian government may in the future decide to modify the requirements of, reduce the amounts of the grants available under, or discontinue the Research and Development Tax Incentive program. For instance, the Australian government recently released findings and a panel recommendation that if implemented would reduce the amount of the grants available to small companies such as Benitec to a maximum of A$2 million per annum. Any such change in the Research and Development Tax Incentive program could have a material adverse effect on our future cash flows and financial position.

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

Impairment

We assess at the end of each fiscal year and half year whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing is required for an asset, such as goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. No impairment was recorded in fiscal years 2017 or 2015. In fiscal 2016, we recorded an impairment of A$1.8 million in relation to the write-off of a clinical trial prepayment that had originally been made for a non-small cell lung cancer program. The non-small cell lung cancer program was cancelled in fiscal 2016.

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

Royalties and license fees

We pay royalties and license fees in connection with our licensing of intellectual property from third parties. In December 2016, we entered into an exclusive sublicence agreement with NantWorks, pursuant to which we have agreed to develop and commercialize an antisense RNA product candidate for HNSCC, which we call BB-401. We are required to make periodic, milestone and royalty payments to Nant Capital pursuant to the exclusive sublicense agreement in connection with the development and sale of BB-401.

In August 2009, we entered into a collaborative agreement with Biomics Biotech Co., Ltd. pursuant to which we agreed to share any revenue generated from commercializing our jointly filed patents which relate to single-stranded RNA and shRNA sequences for treatment of hepatitis B. In July 2015, we entered into an earn-out agreement with Biomics pursuant to which we acquired all rights, title and interest in these patents in exchange for upfront and milestone payments. At the time of signing the agreement, we paid Biomics A$2.5 million consisting of A$2.0 million in cash and 647,333 ordinary shares (having a value of A$500,000 at the time the agreement was entered into). These shares could not be traded until October 1, 2015 and thereafter Biomics may only sell up to A$100,000 in value of those shares in any calendar month.

In August 2013, we entered into a commercial license arrangement with NewSouth Innovations Pty Limited, or NSi, of University of New South Wales for the patent portfolio relating to discontinued therapeutic product candidate for non-small cell lung cancer. In October 2016, the license with NSi was terminated.

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

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We analyze our estimates and judgments and we base our estimates and judgments on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may vary from our estimates. Our significant accounting policies are detailed in Note 1 to our consolidated financial statements for the fiscal year ended June 30, 2017 appearing elsewhere in this report. We have summarized below the accounting policies of particular importance to the portrayal of our financial position and results of operations and that require the application of significant judgment or estimates by our management.

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

Results of Operations

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this report.

Comparison of the fiscal years ended June 30, 2017 and 2016

(in thousands)	For the fiscal year ended June 30,				Increase (Decrease)
	2017		2016
Revenue:
Licensing revenue and royalties	A$	333	A$	247	A$	86
Finance income—interest		253		217		36

Other income:
Australian Government Research and Development refundable tax offset		10,507		3,590		6,917

Total revenue and other income	A$	11,093	A$	4,054		7,039

Licensing revenue and royalties increased by A$0.1 million, from A$0.2 million in fiscal 2016 to A$0.3 million in fiscal 2017, primarily due to timing differences in the recognition of such revenue.

Finance income remained relatively unchanged at A$0.2 million in fiscal 2016 and fiscal 2017 as a result of holding cash in low yielding U.S. dollar bank accounts.

Other income, consisting of our Research and Development refundable tax offset from the Australian Government, increased by A$6.9 million, from A$3.6 million in fiscal 2016 to A$10.5 million in fiscal 2017. This increase is primarily due to the detailed reporting systems that were implemented for the first time to allow for a reliable estimate to be made of the grant income that is expected to be received for the period, thus grant income for the year ended June 30, 2017 includes an estimate of research and development grant receivable for June 30, 2017 of A$4.2 million. See Note 2 and Note 5 of our June 30, 2017 financial statements included in this Annual Report on Form 20-F for more detailed information on research and development incentives.

Expenses

Research and development expense. Research and development expense decreased by A$6.4 million, from A$13.3 million in fiscal 2016 to A$6.9 in fiscal 2017, primarily due to inclusion in fiscal 2016 of A$2.5 million expenditure relating to the acquisition of full rights to the patents underlying our preclinical hepatitis B therapeutic program from our collaborator, Biomics, and fiscal 2017 showing the effect of reduced expenditure on the discontinued hepatitis C program and non-small cell lung cancer program.

Employment related expenses. Employment-related expenses decreased by A$1.3 million in fiscal 2017 compared to fiscal 2016 primarily due to management restructuring.

Share based expenses. Share based expenses decreased by A$1.3 million, from A$1.7 million in fiscal 2016 to A$0.4 million in fiscal 2017, largely due to fewer employee options being issued. Share based expenses are calculated using a Black-Scholes model. The share based expense model uses a data set that includes share price and exercise price, exercise probability, volatility, exercise time and interest rates. We recognize share based expenses over the service period in which the employee earns the award, which is the vesting period of the award.

Travel related costs. Travel related costs decreased by A$0.4 million, from A$1.0 million in fiscal 2016 to A$0.6 million in fiscal 2017, primarily related to travel incurred in the prior period to support the U.S. IPO.

Consultants costs. Consultants costs remained relatively unchanged at A$1.0 million in fiscal 2016 and fiscal 2017. We retained specialist advisers in relation to our key product candidate programs and for media and shareholder relations capabilities.

Occupancy costs. Occupancy costs remained relatively unchanged at A$0.5 million in fiscal 2016 and A$0.55 million in fiscal 2017, reflecting continued lease obligations in California and Australia.

Corporate expenses. Corporate expenses increased by A$0.4 million from A$1.1 million in fiscal 2016 to A$1.5 million in fiscal 2017 due to additional costs related to NASDAQ and SEC compliance costs.

IPO costs. We incurred legal, accounting and other costs of A$1.2 million during fiscal 2016 in relation to our U.S. initial public offering that was completed in August 2015. We did not incur any U.S. IPO-related costs during fiscal 2017.

Write-off of clinical trial prepayment. In 2013 we had contracted with a clinical research organization to manage the initial clinical development and trials for our non-small cell lung cancer therapeutic candidate. The expected cost of the clinical trial was paid in advance in order to secure favorable commercial terms. As a result of feedback from potential commercial partners and investors, we decided in fiscal 2016 to discontinue the non-small cell lung cancer program, allowing resources to be focused on developing other preclinical programs. In August 2016, we reached agreement for the return of A$0.9 million of the prepayment due to the cancellation of the program and this amount was recovered during fiscal 2017. The remaining A$1.8 million of the prepayment was written off in fiscal 2016. No such write-off was incurred in fiscal 2017.

Loss for the period

As a result of the foregoing, our loss for the period after income tax benefit decreased by A$19.1 million, from A$24.8 million in fiscal 2016 to A$5.7 million in fiscal 2017.

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

Corporate expenses. Corporate expenses increased by A$0.2 million from A$1.0 million in fiscal 2015 to A$1.2 million in fiscal 2016 due to U.S. IPO costs.

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

We have incurred cumulative losses and negative cash flows from operations since our inception in 1995 and, as of June 30, 2017, we had accumulated losses of A$135.7 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and licensing arrangements.

We had no borrowings in fiscal 2015, fiscal 2016 or fiscal 2017 and do not currently have a credit facility.

As of June 30, 2017, we had cash and cash equivalents of A$17.4 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 180 days.

Cash flows

The following table sets forth the sources and uses of cash for each of the periods set forth below:

	For the fiscal year ended June 30,
(in thousands)	2017		2016		2015

Net cash used in operating activities	A$	(8,304)	A$	(20,208)	A$	(9,692)
Net cash provided by (used in) investing activities		(302)		(342)		(505)
Net cash provided by financing activities		7,939		17,510		52

Operating activities. Net cash used in operating activities for fiscal 2017, fiscal 2016 and fiscal 2015 was A$8.3 million, A$20.2 million and A$9.7 million, respectively. The use of net cash in all periods resulted from our net losses.

Investing activities. Net cash used in investing activities in fiscal 2017, 2016 and 2015 was A$0.3million, A$0.3 million and A$0.5 million, respectively, and mostly related to purchases of equipment.

Financing activities. Net cash provided by financing activities was A$7.9 million, A$17.5 million and A$0.05 million for fiscal 2017, fiscal 2016 and fiscal 2015, respectively. All such cash from financing activities related to the issuance of ordinary shares, including A$8.0 million in gross proceeds from private placements in fiscal 2017 and our U.S. initial public offering in fiscal 2016 with gross proceeds of A$18.8 million (US$13.8 million).

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

We expect that our cash and cash equivalents will be sufficient to enable us to complete planned preclinical proof of concept studies for certain of our ddRNAi product candidates until approximately the fourth quarter of calendar 2018. In order to complete the planned preclinical proof of concept studies for our lead ddRNAi product candidates and to build the infrastructure that we believe will be necessary to commercialize our lead product candidates, we will require substantial additional funding. We will also require substantial additional funding to complete clinical trials for BB-401.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the timing and costs of our planned clinical trials for our ddRNAi product candidates;

•	the timing and costs of our planned preclinical studies for our ddRNAi product candidates;

•	the timing and costs of our planned clinical trials for the EGFR antisense asset that was in-licensed from Nant;

•	the number and characteristics of product candidates that we pursue;

•	the outcome, timing and costs of seeking regulatory approvals;

•	revenue received from commercial sales of any of our product candidates that may receive regulatory approval;

•	the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish;

•	the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and

•	the extent to which we need to in-license or acquire other products and technologies.

C.	Research and Development, Patents and Licenses, etc.

Research and development expenses consist primarily of costs incurred for the development of our product candidates, which include:

•	expenses incurred under agreements with academic research centers, clinical research organizations and investigative sites that conduct our clinical trials; and

•	the cost of acquiring, developing, and manufacturing clinical trial materials.

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

We cannot determine with certainty the duration and completion costs of the current or future product development, preclinical studies or clinical trials of our product candidates. The duration, costs, and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, and expense of our ongoing as well as any additional clinical trials and other research and development activities;

•	the countries in which trials are conducted;

•	future clinical trial results;

•	our relationship with collaborators;

•	uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;

•	potential additional safety monitoring or other studies requested by regulatory agencies;

•	significant and changing government regulation; and

•	the timing and receipt of any regulatory approvals.

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

Our research and development expenses, categorized by product candidate or program, in fiscal 2017, fiscal 2016 and fiscal 2015 were as follows:

	For the year ended June 30,
Product candidate or program	2017		2016		2015
TT-034 for the treatment of HCV	A$	1,066,875	A$	3,248,758	A$	3,171,886
BB-103 and BB-101 for the treatment of HBV		1,353,351		3,924,457		491,878
BB-201 and BB-202 for the treatment of AMD		2,049,897		2,796,851		1,179,269
BB-301 for treatment of OPMD		595,060		817,494		—
BB-401 and BB-501 for the treatment of HNSCC		518,438		—		—
New Technologies		74,915		175,226		—
Tribetarna for the treatment of drug-resistant NSCLC*		—		390,530		761,047
Other project related research and development costs (includes insurance, legal, IP and lab equipment costs)		1,266,834		1,933,501		624,211

Total	A$	6,925,370	A$	13,286,817	A$	6,228,291

*	program discontinued in October 2016.

We plan to increase our research and development expenses for the foreseeable future as we continue later stage development of ddRNAi product candidates and explore further potential applications of our technology, including for our antisense RNA product candidate BB-401.

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

We are currently working to advance our product candidates for OPMD, AMD and hepatitis B through to completion of preclinical proof of concept studies and IND-enabling studies. Based on cash requirements and financing, we plan to continue to advance our product candidates through to submission of an IND application and potentially completion of clinical proof of concept.

E.	Off-Balance Sheet Arrangements.

We did not have over the past three fiscal years, and we currently do not have, any off-balance sheet arrangements as defined in the rules and regulations of the Securities and Exchange Commission.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations as of June 30, 2017:

	Payments due by period (A$ thousand)
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Operating lease obligations	A$	258	A$	169	A$	89	A$	—	A$	—
Obligations under contracts with clinical research organizations		588		132		330		126		—

Total	A$	846	A$	301	A$	419	A$	126	A$	—

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

The following table sets forth information covering our current directors and executive officers.

Name	Position

Greg West	Chief Executive Officer and Company Secretary

Jerel A. Banks	Chairman of the Board of Directors

David Suhy	Chief Scientific Officer

Cliff Holloway*	Chief Business and Operating Officer

Bryan Dulhunty	Chief Financial Officer

John Chiplin	Director

J. Kevin Buchi	Director

Megan Boston	Director

Peter Francis	Director

*	Tendered his resignation effective January 8, 2018

Greg West has been our Chief Executive Officer since August 2016 and, prior to that was Interim Chief Executive Officer from December 2015. He was also our Chief Financial Officer from May 2011 until August 2016 and has been Company Secretary since May 2011. From May 2010 to January 2011, he was Chief Financial Officer at Immune Systems Therapeutics, Ltd., a medical diagnostic company. Mr. West is an Australian Chartered Accountant. He is a Director and Audit Committee Chairman of each of UOWD Limited (a business arm of Wollongong University) and IDP Education Limited and Education Australia Limited. He worked at PricewaterhouseCoopers and has held finance executive roles with financial institutions, including BT Financial Group, Deutsche Bank AG and IAG New Zealand Limited.

Dr. Jerel A Banks was appointed Chairman of our Board on October 12, 2017 and has been a director since October 2016. Dr. Banks is the Chief Investment Officer of Nant Capital, LLC. Prior to joining Nant Capital, LLC, Dr. Banks served as vice president, portfolio manager and research analyst for the Franklin Biotechnology Discovery Fund at Franklin Templeton Investments from 2012 to 2015. Dr. Banks currently serves as a Director of Genos Research, Inc. Prior to his tenure at Franklin Templeton Investments, he worked as a biotechnology equity research analyst at Sectoral Asset Management from 2011 to 2012. From 2008 to 2011, Dr. Banks worked as a biotechnology equity research analyst at Apothecary Capital, the healthcare investment management team for the family investment office of the Bass Family of Fort Worth, Texas. Dr. Banks began his career in investment management as a healthcare equity research associate at Capital Research Company where he was a member of the equity research team from 2006 to 2008. Dr. Banks earned an M.D. from the Brown University School of Medicine and a Ph.D. in Organic Chemistry from Brown University, and he holds a an A.B. in Chemistry from Princeton University.

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

Dr. Cliff Holloway has been our Chief Business and Operating Officer since August 2016. Prior to joining our company, Dr. Holloway served as CEO and Managing Director of Sienna Cancer Diagnostics Ltd since 2015. Dr. Holloway served as CEO and Managing Director of Immune System Therapeutics Ltd from 2012 to 2014 and CEO and Executive Director of Biosceptre International Ltd from 2010 to 2012. He has been a director of Newstar Ventures Pty Ltd. since 2014. He was formerly VP Business Development at ASX listed biotechnology company Arana Therapeutics Ltd, which was acquired by Cephalon Inc (now Teva Pharmaceuticals Industries Ltd) in 2009. Dr. Holloway has extensive experience in biopharmaceutical and healthcare related technologies with a focus on commercialization and product development. He holds a Bachelor of Pharmacy and a PhD in Medicinal Chemistry from the University of Nottingham, United Kingdom.

Bryan Dulhunty has been our Chief Financial Officer since August 2016. He previously served as executive chairman, director, managing director, chief financial officer and company secretary of a number of ASX-listed and non-listed biotech companies. For the period 2004 to 2012, Mr. Dulhunty held various roles with Viralytics Ltd, including non-executive director, executive chairman and managing director. Since 2012, Mr. Dulhunty has run his own consultancy business, CoSA Pty Ltd, that provides financial and regulatory services to companies in the life science industry including Benitec. Mr. Dulhunty holds a Bachelor of Economics from the University of Sydney and is an Australian Chartered Accountant.

Dr. John Chiplin was a Director since February 2010. Dr. Chiplin is a founder of and has served as a Managing Director of investment company, Newstar Ventures Ltd., since 1998. More recently, he has served as a director of Medistem, Inc. through its acquisition by Intrexon Corporation in 2014, as founding Chief Executive Officer of Arana Therapeutics Limited from 2006 through its acquisition by Cephalon, Inc. in 2009, as director of Domantis Ltd through its acquisition by GlaxoSmithKline plc in 2006, and as Managing Director of ITI Life Sciences Fund from 2003 to 2005. Dr. Chiplin currently serves on the board of directors of Adalta Pty Ltd, ScienceMedia Inc., Prophecy Inc., Batu Biologics Inc., The Coma Research Institute and Cynata Therapeutics Limited which is traded on the ASX. Dr. Chiplin’s Pharmacy and PhD degrees are from the University of Nottingham, Nottingham, United Kingdom.

J. Kevin Buchi has been a Director since April 2013. Since August 2013, he has served as Chief Executive Officer of TetraLogic Pharmaceuticals Corporation. Mr. Buchi served as Chief Executive Officer of Cephalon, Inc., or Cephalon, from December 2010 through its acquisition by Teva Pharmaceutical Industries Ltd in October 2011. After the acquisition Mr. Buchi served as Corporate Vice President, Global Branded Products of Teva Pharmaceuticals Industries Ltd. Mr. Buchi joined Cephalon in 1991 and held various positions, including Chief Operating Officer, from January 2010 to December 2010, Chief Financial Officer and Head of Business Development prior to being appointed Chief Executive Officer. Mr. Buchi currently serves as President and Chief Executive Officer and a member of the Board of Directors of TetraLogic Pharmaceuticals Corp. Mr. Buchi is also on the Board of Directors of Stemline Therapeutics, Inc., Forward Pharma A/S, Alexza Pharmaceuticals, Inc. and Epirus Biopharmaceuticals Inc. Mr. Buchi has a B.A. in chemistry from Cornell University and a Masters in Management from Kellogg Graduate School of Management at Northwestern University. He is also a Certified Public Accountant.

Megan Boston has been a Director since August 2016. From April 2014 to July 2016, she was Managing Director of Omni Market Tide Limited, an ASX-listed technology company and from April 2014 to June 2015, she was Chief Executive Officer of GRT Exchange, an Australian technology company. Since 2010, Ms. Boston has been a Director or Deputy Chair of Adult Multicultural and Education Service in Australia and a Board member and Chair of the Audit and Risk Committee for the Victorian Human Rights and Equal Opportunity Commission. Previously Ms. Boston was a Board Member and Chair of the Finance, Audit and Risk Committee for Beyond Medical Education, a provider of General Practitioner training services in regional Victoria, Australia. Ms. Boston was appointed as Managing Director of Neuroscope Ltd in 2017. Ms. Boston is an Australian Chartered Accountant.

Peter Francis has been a director since February 2006 and was previously Chairman of the Board until October 12, 2017. Since 1993, Mr. Francis has been a partner at Francis Abourizk Lightowlers, a firm of commercial and technology lawyers with offices in Melbourne, Australia. He is a legal specialist in the areas of intellectual property and licensing and provides legal advice to corporations and research bodies. Mr. Francis completed his studies in law and jurisprudence at Monash University.

There are no family relationships among any of our directors or executive officers and no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management was selected as such, except Dr. Banks was appointed as a Director in October 2016 following the acquisition by Nant Capital, LLC of 19.9% of Benitec’s then-outstanding ordinary shares. Following the March 2017 private placement, Nant Capital held 28.57% of our total post-issuance voting power. We are required to make periodic, milestone and royalty payments to Nant Capital pursuant to the exclusive sublicense agreement in connection with the development and sale of BB-401. In addition, the research collaboration agreement with Nant Capital allocates the A$5.4 million received from Nant Capital in the March 2017 private placement to the development of both HNSCC assets, BB-401 and BB-501. Nant Capital will have a controlling vote on the joint steering committee that directs and oversees such development of BB-401 until those funds have been expended.

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

In addition to other remuneration provided in our Constitution, all of our directors are entitled to be paid by us for reasonable travel, accommodation and other expenses incurred by the directors in attending general meetings, board meetings, committee meetings or otherwise in connection with our business.

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

Details of Remuneration for fiscal 2017

The following tables set forth all of the compensation awarded to, earned by or paid to each individual who served as director and executive officer in fiscal 2017.

	Short Term Benefits			Post- Employment Benefits	Long Term Benefits	Share- Based Payments
	Cash Salary and Fees A$	Cash Bonus A$	Non- Monetary A$	Super Annuation A$	Employee Leave A$	Options A$	Total A$
Non-Executive Directors:

Peter Francis	113,328	—	—	11,400	—	92,265	219,993
Jerel Banks	52,130	—	—	—	—	—	52,130
Megan Boston	68,160	—	—	6,475	—	—	74,635
Kevin Buchi	76,650	—	—	—	—	57,159	133,809
John Chiplin	84,863	—	—	—	—	57,159	142,022
Iain Ross*	51,873	—	—	—	—	40,101	91,974

Executive Officers:

Greg West	400,000	—	(9,231)	19,616	19,328	142,527	572,240
David Suhy	352,789	—	(12,019)	19,516	—	26,775	387,061
Cliff Holloway**	283,077	—	(3,846)	19,616	—	—	298,847

	1,482,870	—	(25,096)	76,623	19,328	418,986	1,972,711

*	No longer a director since October 1, 2016.
**	Tendered his resignation effective January 8, 2018

The proportion of remuneration at risk and the fixed proportion are as follows:

	Fixed remuneration		At risk – STI (bonus)		At risk – LTI (options)
Name	2017	2016	2017	2016	2017	2016
Non-Executive Directors:

Peter Francis	57%	36%	—	—	43%	—
Kevin Buchi	57%	38%	—	—	43%	62%
John Chiplin	60%	39%	—	—	40%	—
Megan Boston	100%	—	—	—	—	—
Jerel Banks	100%	—	—	—	—	—
Iain Ross*	56%	39%	—	—	44%	—

Executive Officers:

Greg West	72%	66%	—	12%	28%	22%
David Suhy	93%	67%	—	12%	7%	21%
Cliff Holloway	100%	—	—	—	—	—

*	No longer a director since October 1, 2016.

The proportion of the cash bonus paid/payable or forfeited is as follows:

	Cash bonus paid/payable		Cash bonus forfeited
Name	2017	2016	2017	2016
Executive Officers:

Greg West	—	100%	—	—
David Suhy	—	100%	—	—
Cliff Holloway	—	—	—	—

There were no shares issued to directors and executive officers as part of compensation during the year ended June 30, 2017. The terms and conditions of each grant of options over ordinary shares affecting remuneration of directors and executive officers during fiscal 2017 is as follows:

Grant date	No. granted	Expiry date	Exercise price		Fair value per option at grant date
08/10/2016	2,200,000	08/10/2021	A$	0.1665	A$	0.0962

Details of options over ordinary shares granted, vested and lapsed for directors and executive officers as part of compensation during the year ended June 30, 2017 are set out below:

Name	Number of options granted	Grant date	Value per option at grant date (A$)	Value of options at grant date (A$)	Number vested	Exercise price (A$)		Vested and first exercise date	Last exercise date
Greg West	2,200,000	08/10/2016	0.0962	211,640	—	A$	0.1665	08/10/2017	08/09/2021

Options granted carry no dividend or voting rights. Options vest over five years with vesting based on remaining in service. There is no other performance criteria.

Subsequent to the fiscal 2017 year end, our executive officers were issued with additional options under our Employee Share Option Plan, as follows:

Name	Number of options granted	Grant date	Exercise price (A$)		Expiry date
Greg West	2,000,000	07/17/2017	A$	0.196	07/16/2022
David Suhy	1,500,000	07/17/2017	A$	0.196	07/16/2022
Cliff Holloway	800,000	07/17/2017	A$	0.196	07/16/2022

Employment Agreements with Executive Officers

The key provisions of the employment agreements (other than remuneration) are set out below for each of our executive officers. None of these employment agreements have termination dates.

Name of executive officer	Title of executive officer	Date employment agreement commenced	Notice period required to terminate without cause by either party
Greg West	Chief Executive Officer	August 10, 2016	Six months
Cliff Holloway	Chief Business Officer	August 10, 2016	Three months
Bryan Dulhunty	Chief Financial Officer	July 1, 2016	Three months
David Suhy	Chief Scientific Officer	August 28, 2012	At will

Consequences of Performance on Shareholder Wealth

The earnings of Benitec and its subsidiaries for the five years ended June 30, 2017 are summarized below:

	2013 A$‘000	2014 A$‘000	2015 A$‘000	2016 A$‘000	2017 A$‘000
Loss after income tax	(3,488)	(7,039)	(11,509)	(24,778)	(5,690)

The factors that are considered to affect total shareholders return are summarized below:

	2013	2014	2015	2016	2017
Share price at financial year end (A$)	0.38	1.15	0.69	0.097	0.125
Basic earnings per share (cents per share)	(8.25)	(7.78)	(9.96)	(17.41)	(3.24)

Additional Disclosures Relating to Key Management Personnel

The number of shares in Benitec held during fiscal 2017 by each director and executive officer, including their personally related parties, is set out below:

	Balance at the start of the year	Received as part of remuneration	Exercise of options	Disposables / other	Balance at the end of the year
Ordinary shares
Peter Francis	424,174	—	—	—	424,174
Kevin Buchi	861,539	—	—	—	861,539
John Chiplin	200,000	—	—	—	200,000
Iain Ross*	66,364	—	—	(66,364)	—

	1,552,077	—	—	(66,634)	1,485,713

*	Iain Ross resigned as a director on September 30, 2016.

The number of options over ordinary shares in Benitec held during the financial year ended June 30, 2017 by each director and other executive officers, including their personally related parties, is set out below:

	Balance at the start of the year	Granted	Exercised	Expired /forfeited /other	Balance at the end of the year	Vested and exercisable	Vested and unexercisable
Options over ordinary shares
Peter Francis*	3,000,000	—	—	(1,600,000)	1,400,000	933,334	—
Kevin Buchi*	1,240,000	—	—	—	1,240,000	960,000	—
John Chiplin*	1,240,000	—	—	(400,000)	840,000	560,000	—
Greg West**	1,000,000	2,200,000	—	(120,000)	3,080,000	880,000	—
David Suhy**	1,200,000	—	—	—	1,200,000	1,200,000	—
Iain Ross***	1,240,000	—	—	(1,240,000)	—	—	—

	8,920,000	2,200,000	—	(3,360,000)	7,760,000	4,533,334	—

*	Non-Executive Directors options.
**	Employee Share Option Plan options.
***	Iain Ross resigned as a director on September 30, 2016.

Employee Share Option Plan

We had an employee share option plan that was approved by our shareholders in November 2009 and was in effect until November 2014. Our shareholders approved a new Officers’ and Employees’ Option Plan at our 2015 Annual General Meeting in November 2015.

The following employee options to purchase ordinary shares of Benitec Biopharma Limited were outstanding as at the date of this Annual Report:

		Share options outstanding at June 30, 2017
		Exercise	Number
Grant date	Expiry date	price	under option
November 16, 2012 **	November 16, 2017	$1.25	400,000
November 10, 2013 *	May 18, 2018	$0.62	400,000
August 22, 2013 **	August 22, 2018	$1.25	480,000
May 15, 2014 **	May 15, 2019	$1.50	180,000
December 17, 2014 **	December 17, 2019	$1.25	2,334,000
May 6, 2015 **	May 6, 2020	$1.25	650,000
November 12, 2015*	November 12, 2020	$0.77	3,080,000
August 9, 2016**	August 9, 2021	$0.1665	2,200,000
August 17, 2017**	August 16, 2022	$0.196	9,450,000

			19,174,000

*	Non-Executive Directors options.
**	Employee Share Option Plan options.

No employee options were exercised during fiscal 2017. No person entitled to exercise the options had or has any right by virtue of the option to participate in any share issue of the Company or of any other body corporate.

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

Audit and Risk Committee. The members of our Audit and Risk Committee are Megan Boston and Kevin Buchi. Our board of directors has determined that each of them meets the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 and the applicable rules of The NASDAQ Capital Market and Rule 10A-3(b)(1)(iv)(2) under the Exchange Act. In March 2017 Benitec elected to follow home country practice in compliance with Australian law and ASX rules with respect to the NASDAQ rule that requires a company to maintain an audit committee of at least three members. As a result, Benitec is required to maintain an audit committee of at least two members, each of whom is independent under relevant rules of NASDAQ and the SEC. See Item 16D. “Exemptions from the Listing Standards for Audit Committees.”

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

As of June 30, 2017, we had 18 full-time employees, 12 of whom have a PhD or other post-graduate degrees. Of these full-time employees, 14 are engaged in research and development activities and 4 are engaged in finance, legal, human resources, facilities and general management. Our employees are located in Sydney, Australia and at our scientific laboratories located in Hayward, California. None of our employees is represented by any labor union.

E.	Share Ownership.

The following table and accompany footnotes set forth information regarding the beneficial ownership of our ordinary shares based on 205,142,734 ordinary shares outstanding as of June 30, 2017 by each of our directors and executive officers individually and as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of June 30, 2017. Information with respect to beneficial ownership has been furnished to us by each director, executive officer, or 5% or more shareholder, as the case may be. Ordinary shares subject to options currently exercisable or exercisable within 60 days of June 30, 2017 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

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

	Ordinary Shares Beneficially Owned***			Options***
Shareholder	Number	Percent		Number
Officers and Directors
Peter Francis	424,174		*	933,334
Greg West	—		*	880,000
David Suhy	—		*	1,200,000
John Chiplin	200,000		*	560,000
Kevin Buchi	861,539		*	960,000
Jerel Banks	—	—		—
Megan Boston	—	—		—
Cliff Holloway	—	—		—
Iain Ross**	—		*	—

Officers and directors as a group (9 persons)	1,485,713		*	4,533,334

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Benitec.
**	No longer a director since October 1, 2016.
***	Table includes shares and options which vested or vest within 60 days of June 30, 2017.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on 205,142,734 ordinary shares outstanding as of June 30, 2017 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
5% Shareholders
Nant Capital, LLC	58,611,638	28.57%

Based on information known to us, as of August 31, 2017, we had 16 shareholders with registered addresses in the United States who held an aggregate of 62,487,004 of our outstanding ordinary shares, or approximately 30.48% of our outstanding ordinary shares. In addition, 35,786,160 of our outstanding ordinary shares are held in the form of ADSs representing 17.44% of our outstanding ordinary shares. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based upon substantial shareholder notices filed with the ASX):

•	In October 2016, Nant Capital, LLC acquired 29,305,819 ordinary shares, or 16.7% interest of our total post-issuance voting power, in connection with a private placement. Nant Capital, LLC increased its shareholding to 28.57% of our total post-issuance voting power in March 2017 through a private placement, for an aggregate holding of 58,611,638 ordinary shares.

•	As a result of dilution from private placements in October 2016 and March 2017, Dr. Christopher Bremner ceased to be a substantial holder. As at June 30, 2016, Dr. Christopher Bremner held 8,133,547 ordinary shares, or approximately 5.5% of our total voting power as of that date.

•	Sabby Management, LLC increased its interest by 1.2%, from 7.54% in August 2015 to 8.67% of the total voting power as at December 31, 2015. Sabby Management, LLC beneficially owned an aggregate of 12,697,331 ordinary shares as of December 31, 2015, up from 11,000,000 aggregate ordinary shares acquired in August 2015 in connection with our initial public offering in the United States. Sabby Management, LLC controls the Sabby Healthcare Master Fund and the Sabby Volatility Warrant Master Fund, which beneficially owned 10,781,061 and 1,916,270 ordinary shares, respectively, as of December 31, 2015. Hal Mintz is the Manager of Sabby Management, LLC. In April 2016, Sabby Management, LLC reported that in March 2016 it sold 5,345,860 ordinary shares and, as at June 30, 2016, beneficially held an aggregate of 7,351,471 ordinary shares, or 5.02% of the total voting power. On January 12, 2017, Sabby Management, LLC reported that it ceased to be a substantial holder as at December 31, 2016 as a result of new ordinary shares we issued as part of a capital raising in October 2016.

•	RA Capital Management, LLC, or RA Capital, and its associates became a substantial shareholder on February 28, 2014, when it reported that it held 7,009,345 ordinary shares, or 7.0%, of the total voting power as of that date. Between April 2014 and July 2015, RA Capital acquired an aggregate of 7,009,346 ordinary shares for A$7,500,000 and sold an aggregate of 3,589,366 ordinary shares for A$3,602,867. On July 1, 2015, RA Capital reported that it held 10,429,325 ordinary shares, or 9.00% of the total voting power, as of that date. In August 2015, RA Capital reported that it sold 5,454,582 ordinary shares and ceased to own more than 5% of Benitec’s ordinary shares.

•	Dalit Pty Ltd, or Dalit, became a substantial shareholder on July 23, 2013, when it reported that it held 4,545,455 ordinary shares, or 6.17%, of the total voting power as of that date. As a result of a capital raising in February 2014, it ceased to be a substantial shareholder. Dalit reported in October 2016 that it ceased to be a substantial holder due to dilution from the issuance of new ordinary shares in capital raisings.

B.	Related Party Transactions.

Other than as disclosed below, since July 1, 2014, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) executive officers and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

Nant Capital, LLC

•	In October 2016, we entered into a strategic relationship with Nant Capital. As part of that strategic relationship, we issued Nant Capital a total of 58,611,638 of our ordinary shares for a combined total consideration of A$8.1 million in private placements in October 2016 and March 2017, resulting in Nant Capital holding 28.57% of our ordinary shares. Nant Capital is entitled to appoint, and has appointed, a director to Benitec’s board of directors.

In December 2016, we entered into an exclusive sublicense agreement with NantWorks, LLC, an affiliate of Nant Capital, pursuant to which we acquired rights to intellectual property, including preclinical and clinical data, relating to a product candidate, now named BB-401, for the treatment of HNSCC. We are required to make periodic, milestone and royalty payments to Nant Capital pursuant to the exclusive sublicense agreement in connection with the development and sale of BB-401. In fiscal 2017, we made royalty payments to Nant Capital of A$79,449, and in August 2017 we made patent expense reimbursements of A$44,486.

In January 2017, we entered into a research collaboration agreement with Nant Capital pursuant to which we will manage the clinical development of BB-401, a recombinant DNA construct that produces an antisense RNA with specificity against EGFR for the treatment of HNSCC. The research collaboration agreement with Nant Capital allocates the A$5.4 million received from Nant Capital in the March 2017 private placement to the development of BB-401 and BB-501. Nant Capital will have a controlling vote on the joint steering committee that directs and oversees such development of BB-401 and BB-501 until those funds have been expended.

Other Related Parties

•	Legal services at normal commercial rates totaling A$191,050 for fiscal 2017, A$116,540 for fiscal 2016, A$143,684 for fiscal 2015 and A$108,913 for fiscal 2014 were provided by Francis Abourizk Lightowlers, a law firm in which Mr. Peter Francis is a partner and has a beneficial interest. In addition, Benitec temporarily rented office space in Melbourne from Francis Abourizk Lightowlers and the associated rental cost was A$11,102 during fiscal 2016.

•	Consultancy fees were paid for services totaling A$32,133 for fiscal 2017, A$165,983 for fiscal 2016, A$118,013 for fiscal 2015 and A$40,000 for fiscal 2014 provided by NewStar Ventures Ltd, a corporation in which Dr. John Chiplin and Cliff Holloway are directors and have beneficial interests.

•	Annabel West, the wife of Greg West, our Chief Executive Officer, was employed by us as a part-time clerical and administrative assistant. Annabel West was paid wages of A$39,691, A$47,722, and A$53,783, respectively, for fiscal 2017, fiscal 2016 and fiscal 2015.

•	While Dr. Cliff Holloway was appointed our Chief Business and Operating Officer in August 2016, his wife, Sakura Holloway, was our Intellectual Property Counsel from May 2014 to October 2016. During the period August 2016 to October 2016 when Cliff was employed, Sakura was paid wages of A$92,500.

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

There were no events that have arisen subsequent to June 30, 2017 and prior to the signing of this Annual Report that would likely have a material impact on the financial results presented.

Item 9. The Offer and Listing.

A.	Listing Details.

The NASDAQ Capital Market

Since August 18, 2015, our ordinary shares in the form of ADSs and Warrants have been trading on The NASDAQ Capital Market under the symbols “BNTC” and “BNTCW”, respectively. The following table sets forth the high and low sales for our ADSs and Warrants for the periods indicated as reported on The NASDAQ Capital Market, rounded to the nearest cent:

	US$ High	US$ Low
ADSs
Fiscal Year Ended
June 30, 2017	$5.48	$1.20
June 30, 2016	$9.00	$1.22
Fiscal Year Ending June 30, 2018
First Quarter 2018 (ended September 30, 2017)	$2.38	$1.85
Second Quarter 2018 (through October 16, 2017)	$3.45	$2.07
Fiscal Year Ended June 30, 2017
First Quarter 2017 (ended September 30, 2016)	$2.06	$1.20
Second Quarter 2017 (ended December 31, 2016)	$1.86	$1.30
Third Quarter 2017 (ended March 31, 2017)	$4.44	$1.39
Fourth Quarter 2017 (ended June 30, 2017)	$5.48	$1.85
Fiscal Year Ended June 30, 2016
First Quarter 2016 (ended September 30, 2015)	$9.00	$6.00
Second Quarter 2016 (ended December 31, 2015)	$7.30	$3.95
Third Quarter 2016 (ended March 31, 2016)	$4.34	$1.22
Fourth Quarter 2016 (ended June 30, 2016)	$1.90	$1.22
Month Ended
August 2017	$2.35	$1.88
July 2017	$2.38	$1.85
June 2017	$2.56	$1.85
May 2017	$3.16	$2.16
April 2017	$5.48	$2.42
March 2017	$3.05	$2.24

Warrants
Fiscal Year Ended
June 30, 2017	$1.09	$0.03
June 30, 2016	$3.99	$0.31
Fiscal Year Ending June 30, 2018
First Quarter 2018 (ended September 30, 2017)	$0.39	$0.30
Second Quarter 2018 (through October 16, 2017)	$0.37	$0.11
Fiscal Year Ended June 30, 2017
First Quarter 2017 (ended September 30, 2016)	$0.82	$0.24
Second Quarter 2017 (ended December 31, 2016)	$0.66	$0.03
Third Quarter 2017 (ended March 31, 2017)	$1.09	$0.06
Fourth Quarter 2017 (through June 30, 2017)	$0.58	$0.30
Fiscal Year Ended June 30, 2016
First Quarter 2016 (ended September 30, 2015)	$3.99	$2.01
Second Quarter 2016 (ended December 31, 2015)	$3.50	$.75
Third Quarter 2016 (ended March 31, 2016)	$2.50	$0.31
Fourth Quarter 2016 (through June 30, 2016)	$1.00	$0.40
Month Ended
August 2017	$0.39	$0.37

	US$ High	US$ Low
July 2017	$0.39	$0.35
June 2017	$0.35	$0.34
May 2017	$0.50	$0.30
April 2017	$0.58	$0.30
March 2017	$0.51	$0.27

Australian Securities Exchange

Our ordinary shares have been trading on the ASX since 1997. The following table presents, for the periods indicated, the high and low market prices for our ordinary shares reported on the ASX, under the symbol BLT. All prices are in Australian dollars and rounded to the nearest cent.

	High	Low
	A$	A$
Annual:
Fiscal year ended June 30,
2017	0.28	0.09
2016	1.00	0.09
2015	1.32	0.52
2014	2.38	0.28
2013	0.53	0.28

Quarterly:
Fiscal year ending June 30, 2018
Second quarter (through October 16, 2017)	0.19	0.14
First quarter	0.16	0.12
Fiscal year ended June 30, 2017
First quarter	0.16	0.09
Second quarter	0.13	0.09
Third quarter	0.21	0.11
Fourth quarter	0.28	0.12
Fiscal year ended June 30, 2016
First quarter	0.96	0.69
Second quarter	0.56	0.27
Third quarter	0.33	0.12
Fourth quarter	0.13	0.09

Most Recent Six Months:
March 2017	0.20	0.15
April 2017	0.28	0.18
May 2017	0.19	0.15
June 2016	0.15	0.12
July 2017	0.16	0.12
August 2017	0.16	0.12

B.	Plan of Distribution.

Not applicable.

C.	Markets.

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

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975, or the FATA, which generally applies to acquisitions or proposed acquisitions:

•	by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian public company; and

•	by non-associated foreign persons that would result in such foreign persons having an aggregate interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian public company, where the Australian company is valued above the monetary threshold prescribed by FATA.

However, no such review or approval under the FATA is required if the foreign acquirer is a U.S. entity or an entity from certain other countries and the value of the target is less than A$1,094 million.

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

Commonwealth Scientific & Industrial Research Organization (“CSIRO”) License Agreement

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

Nant Capital, LLC Strategic Engagement and Scientific Collaboration

In October 2016, we entered into a strategic relationship with Nant Capital. As part of that strategic relationship, pursuant to a share subscription agreement we issued Nant Capital a total of 58,611,638 of our ordinary shares for a combined total consideration of A$8.1 million in private placements in October 2016 and March 2017, resulting in Nant Capital holding 28.57% of our ordinary shares. Under the terms of the share subscription agreement, Nant Capital is entitled to appoint, and has appointed, a director to Benitec’s board of directors. Upon completion of the initial placement of ordinary shares in October 2016, Jerel A Banks, the Chief Investment Officer of Nant Capital, was appointed to the Board of Directors of Benitec on October 25, 2016.

In December 2016, we entered into an exclusive sublicense agreement with NantWorks, LLC, or NantWorks, an affiliate of Nant Capital, pursuant to which we acquired rights to intellectual property, including preclinical and clinical data, relating to a product candidate, now named BB-401, for the treatment of HNSCC. The license from NantWorks includes an exclusive worldwide sublicense to make, use and sell technology using the listed intellectual property for a term of ten years from the date of the first sale of a therapeutic using the intellectual property or the expiration of the last claim of the licensed patent rights, whichever is sooner. We paid NantWorks an initial licensing fee as well as closing costs in connection with the execution of the exclusive sublicense agreement in the high tens of thousands of dollars in aggregate and will be required to pay NantWorks maintenance fees in the low to mid tens of thousands of dollars annually, as well as aggregate milestone payments of over $5 million relating to the development of a therapeutic product candidate for the treatment of HNSCC. We are also required to pay royalties on net sales of any products and services using the licensed intellectual property equal to a low double-digit percentage of such net sales. The initial term of the exclusive sublicense is the earlier of 10 years after the date of the first commercial sale of licensed technology or the expiration of the relevant patent rights.

In January 2017, we entered into a research collaboration agreement with Nant Capital pursuant to which we will manage the clinical development of BB-401. Our research collaboration agreement with Nant Capital requires us to allocate the A$5.4 million received from Nant Capital in connection with the March 2017 private placement to the development of BB-401 and future product candidates for HNSCC. Under the terms of the research collaboration agreement, Nant Capital will have a controlling vote on the joint steering committee that directs and oversees such development of BB-401 until those funds have been expended.

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

Dividends paid to a non-corporate U.S. holder on shares or ADSs will generally be taxable at the preferential rates applicable to long-term capital gains provided (a) that certain holding period requirements are satisfied, (b) the U.S.-Australia income tax treaty is a qualified treaty and we are eligible for benefits under the treaty or our ordinary shares or ADSs are readily tradable on a U.S. securities market, and (c) provided that we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC. The Treaty has been approved for the purposes of the qualified dividend rules and the ADSs and Warrants are listed on NASDAQ. If, as is likely, the Company is currently a PFIC, any dividends paid to a non-corporate U.S. holder will not qualify for the preferential tax rates ordinarily applicable to “qualified dividends.” In the case of a corporate U.S. holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

The U.S. dollar value of any foreign currency received upon a sale or other disposition of ordinary shares or ADSs or Warrants will be calculated by reference to the spot rate in effect on the date of sale or other disposal (or, in the case of a cash basis or electing accrual basis taxpayer, at the spot rate of exchange on the settlement date). A U.S. holder will have a tax basis in the foreign currency received equal to that U.S. dollar amount, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of the foreign currency. This foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss for foreign tax credit limitation purposes. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual basis U.S. holder should not recognize any gain or loss on such conversion.

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

We believe it is likely the Company qualified as a PFIC for fiscal 2017 and fiscal 2016. This arose because of the decline in the Company’s stock price coupled with the fact that the applicable PFIC rules treat working capital as passive assets for purposes of the PFIC Asset Test. As a consequence, any gain realized on the sale or other disposition of ordinary shares or ADSs or warrant would in general not be treated as a capital gain. Instead, a U.S. holder would be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for the ordinary shares or ADSs or Warrants and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the special tax rates applicable to qualified dividend income if the company were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable under the tax rules described above. Assuming the shares or ADSs are “marketable stock”, a U.S. holder may mitigate the adverse tax consequences described above by timely electing to be taxed annually on a mark-to-market basis with respect to such shares or ADSs.

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

Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares or warrants. This summary is based upon the premise that the holder is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment (referred to as a “Non-Australian Shareholder” in this summary).

Australian Income Tax

Nature of ADSs for Australian Taxation Purposes

Ordinary shares represented by ADSs held by a U.S. holder will be treated for Australian taxation purposes as held under a “bare trust” for such holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to Non-Australian Shareholders which, for Australian taxation purposes, will be the same as to U.S. holders of ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable to Non-Australian Shareholders will be subject to dividend withholding tax, to the extent the dividends are not foreign (i.e., non-Australian) sourced and declared to be conduit foreign income, or CFI, and are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not CFI paid by us to which a resident of the United States is beneficially entitled is limited to 15%.

If a company that is a Non-Australian Shareholder directly owns a 10% or more interest, the Australian tax withheld on unfranked dividends (that are not CFI) paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances, the rate of withholding can be reduced to zero.

Exercise of Warrants

Any capital gain or loss on exercise of a warrant is disregarded. The amount paid to acquire the warrant, and the amount paid to exercise the warrant, are both included in the cost base and reduced cost base of the ordinary shares underlying the Warrants.

Tax on Sales or other Dispositions of Shares or Warrants—Capital Gains Tax

Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares or warrants (or recognize a capital loss on the lapse of a warrant), unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last two years prior to disposal.

Non-Australian Shareholders who own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our assets held directly or indirectly, determined by reference to market value, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains of Foreign Shareholders at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

The 50% capital gains tax discount is not available to Non-Australian Shareholders on gains accrued after May 8, 2012. Companies are not entitled to a capital gains tax discount.

Broadly, where there is a disposal of certain taxable Australian property, the purchaser will be required to withhold and remit to the Australian Taxation Office (“ATO”) 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the value of the taxable Australian property is less than A$750,000, the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending, or the transaction is conducted using a broker operated crossing system. There is also an exception to the requirement to withhold where the ATO Commissioner issues a clearance certificate which broadly certifies that the vendor is not a foreign person. The Non-Australian Shareholder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return.

Tax on Sales or other Dispositions of Shares or Warrants—Shareholders Holding Shares and Warrants on Revenue Account

Some Non-Australian Shareholders may hold ordinary shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the ordinary shares and/or warrants included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on ordinary shares and/or warrants held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Double Taxation Convention between the United States and Australia.

To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

The comments above in “Tax on Sales or Other Dispositions of Shares or Warrants—Capital Gains Tax” regarding a purchaser being required to withhold 12.5% tax on the acquisition of certain taxable Australian property equally applies where the disposal of the Australian real property asset by a foreign resident is likely to generate gains on revenue account, rather than a capital gain.

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

Stamp Duty

No Australian stamp duty is payable by Australian residents or non-Australian residents on the issue, transfer and/or surrender of the ADSs, warrants or the ordinary shares in Benitec, provided that the shares issued, transferred and/or surrendered do not represent 90% or more of the issued shares in Benitec.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.

Goods and Services Tax

The supply of ADSs, warrants and/or ordinary shares in Benitec will not be subject to Australian goods and services tax.

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

As of June 30, 2017, 2016 and 2015, we had cash and cash equivalents of A$17.4 million, A$18.2 million and A$21.8 million, respectively, primarily held in bank accounts and term deposits. Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in the general level of Australian interest rates. Our available for sale securities are subject to interest rate risk and will fall in value if market interest rates increase. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% increase in interest rates would not have a material effect on the fair market value of our portfolio.

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

See Note 18 of our June 30, 2017 financial statements included in this Annual Report on Form 20-F for more detailed information on our financial risk management.

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

Commencing October 2015, we began, and intend to continue, to use the net proceeds we received from our initial public offering as disclosed in our Registration Statement on Form F-1. None of proceeds from our initial public offering in the United States were used for direct or indirect payments to our directors, officers or their associates, or to persons owning 10% or more of our equity securities, or to our affiliates.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of June 30, 2017, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

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

Management’s Annual Report on Internal Control over Financial Reporting

The management of Benitec is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2017 based on the criteria set forth in “Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission” (“COSO 2013”). Based on our evaluation under the criteria set forth in COSO 2013, our management concluded that our internal control over financial reporting was effective as of June 30, 2017.

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

Item 16B. Code of Ethics

We have established a Code of Conduct, which sets out the standards of behavior that apply to every aspect of our dealings and relationships, both within and outside Benitec. The Code of Conduct applies to all directors, executive officers and employees of Benitec. The Code of Conduct is available on our website at www.benitec.com. For additional information regarding our Code of Conduct, see Item 6.C., “Directors, Senior Management and Employees—Board Practices—Code of Conduct.”

Item 16C. Principal Accountant Fees and Services

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the Company:

	2017 A$	2016 A$

Audit Fees	241,933	178,250
Audit-Related Fees	30,361	33,895
Tax Fees	23,150	22,250

Total	295,444	234,395

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

Exemptions from certain NASDAQ Corporate Governance Rules

The NASDAQ listing rules allow for a foreign private issuer, such as Benitec, to follow its home country practices in lieu of certain of the NASDAQ’s corporate governance standards. In connection with our NASDAQ Listing Application, we have relied on and expect to continue to rely on exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions are described below:

•	Although the majority of our directors currently qualify as independent under the NASDAQ Listing Rules, we have relied on and expect in the future to continue to rely on an exemption from these independence requirements for a majority of our board of directors as prescribed by NASDAQ Listing Rules. The ASX Listing Rules do not require us to have a majority of independent directors although ASX Corporate Governance Principles and Recommendations do recommend a majority of independent directors. During fiscal 2017, we did, however, have a majority of directors who were “independent” as defined in the ASX Corporate Governance Principles and Recommendations, which definition differs from NASDAQ’s definition. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ from the independence requirements under NASDAQ Listing Rules, we may seek to claim this exemption in the future.

•	We have relied on and expect to continue to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under NASDAQ Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we seek to claim this exemption.

•	We have relied on and expect to continue to rely on an exemption from the quorum requirements applicable to meetings of shareholders under NASDAQ Listing Rules. In compliance with Australian law, our Constitution provides that three shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. NASDAQ Listing Rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from NASDAQ’s quorum requirements, we seek to claim this exemption.

•	We will rely an exemption from the requirement that at least two members of a compensation committee be “independent” as defined in NASDAQ Rule 5605(a)(2). The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, which is comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its fiscal year. Benitec was not included on the S&P/ASX300 Index at the beginning of its its last fiscal year and, hence, is not required under ASX Listing Rules to have a remuneration (compensation) committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee comprised of at least three members, a majority of whom (including the chair) are “independent”. While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and is different from the definition in NASDAQ Rule 5605(a)(2). That being said, Benitec has, and expects to continue to have, a Remuneration and Nominations Committee consisting of three non-executive directors.

•	We have relied on and expect to continue to rely on an exemption from the requirement prescribed by NASDAQ Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from NASDAQ requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan. Due to differences between Australian law and rules and the NASDAQ shareholder approval requirements, we seek to claim this exemption.

•	We have relied on and expect to continue to rely on an exemption from NASDAQ audit committee requirements set forth in NASDAQ Listing Rule 5605(c)(2), whereby the audit committee must have three independent members. The ASX Listing Rules and Australian law do not require an Australian company to have three independent audit committee members unless it is included in the S&P/ASX300 Index at the beginning of its fiscal year. Benitec was not included on the S&P/ASX300 Index at the beginning of its last fiscal year and, hence, is not required under ASX Listing Rules to have three independent audit committee members. NASDAQ has agreed that Benitec may have two directors on its audit committee so long as both directors satisfy NASDAQ’s definition of “independence,” as is currently the case.

Item  16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Refer to “Item 18 – Financial Statements” below

Item 18. Financial Statements

Our Consolidated Financial Statements commencing on page F-1, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Benitec Biopharma Limited

We have audited the accompanying consolidated statement of financial position of Benitec Biopharma Limited and subsidiaries (the “Company”) as of June 30, 2017 and 2016, and the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benitec Biopharma Limited and subsidiaries as of June 30, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/S/ Grant Thornton
GRANT THORNTON AUDIT PTY LTD
Sydney, NSW, Australia

October 23, 2017

BENITEC BIOPHARMA LIMITED

Consolidated Statement of profit or loss and other comprehensive income

For the year ended 30 June 2017

	Consolidated
	Note	2017	2016	2015
		$‘000	$‘000	$‘000

Revenue	4	586	464	1,081
Other income	5	10,507	3,590	2,891

Total Income		11,093	4,054	3,972

Expenses
Royalties and licence fees		(272)	(139)	(40)
Research and development	6	(6,925)	(13,287)	(6,228)
Employee benefits expense		(5,015)	(6,283)	(3,425)
Share-based expense		(386)	(1,746)	(1,503)
Travel related costs		(629)	(1,023)	(1,039)
Consultants costs		(976)	(1,020)	(882)
Occupancy costs		(550)	(500)	(275)
Depreciation		(217)	(290)	(97)
Corporate expenses		(1,540)	(1,139)	(921)
Foreign exchange realized loss		(98)	(414)	—
Foreign exchange unrealized loss		(168)	—	—
IPO costs		—	(1,191)	(1,071)
Loss on disposal of fixed assets		(7)	—	—
Write-off of clinical trial prepayment		—	(1,800)	—

Total Expenses		(16,783)	(28,832)	(15,481)

Loss before income tax		(5,690)	(24,778)	(11,509)
Income tax	7	—	—

Loss after income tax for the year attributable to the owners of Benitec Biopharma Limited	16	(5,690)	(24,778)	(11,509)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit and loss
Foreign currency translation gain/loss		34	(19)	6

Total comprehensive income/(loss) for the year attributable to the owners of Benitec Biopharma Limited		(5,656)	(24,797)	(11,503)

Basic earnings/(loss) cents per share	26	(3.24)	(17.41)	(9.96)
Diluted earnings/(loss) cents per share	26	(3.24)	(17.41)	(9.96)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Financial Position

as at 30 June 2017

	Note	2017	2016
		$‘000	$‘000

ASSETS
Current Assets
Cash and cash equivalents	8	17,375	18,230
Other financial assets		100	28
Trade and other receivables	9	4,406	977
Other	10	281	149

Total Current Assets		22,162	19,384

Non-Current Assets
Deposits		59	—
Plant and equipment	11	445	506

Total Non-Current Assets		504	506

TOTAL ASSETS		22,666	19,890

LIABILITIES

Current liabilities
Trade and other payables	12	919	833
Provisions	13	206	202

Total Current Liabilities		1,125	1,035

Non-Current Liabilities
Provisions		35	18

Total Non-Current Liabilities		35	18

TOTAL LIABILITIES		1,160	1,053

NET ASSETS		21,506	18,837

EQUITY
Issued capital	14	155,580	147,641
Reserves	15	1,674	2,565
Accumulated losses	16	(135,748)	(131,369)

TOTAL EQUITY		21,506	18,837

The above statement of financial position should be read in conjunction with the accompanying notes

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Changes in Equity

for the year ended 30 June 2017

	Issued		Accumulated	Total
	capital	Reserves	losses	equity
	$‘000	$‘000	$‘000	$‘000

Balance at 1 July 2014	129,186	641	(96,286)	33,541

Loss after income tax	—	—	(11,509)	(11,509)
Other comprehensive income - Foreign exchange translation reserve	—	6	—	6

Total comprehensive income	—	6	(11,509)	(11,503)

Contributions of equity, net of transaction costs	337	—	—	337
Share-based payments	—	1,503	—	1,503
Transfer of expired share-based payments	—	(4)	4	—
Transfer to share capital for options exercised	108	(108)	—	—

Balance at 30 June 2015	129,631	2,038	(107,791)	23,878

	Issued		Accumulated	Total
	capital	Reserves	losses	equity
	$‘000	$‘000	$‘000	$‘000

Balance at 1 July 2015	129,631	2,038	(107,791)	23,878

Loss after income tax	—	—	(24,778)	(24,778)
Other comprehensive income - Foreign exchange translation reserve	—	(19)	—	(19)

Total comprehensive income	—	(19)	(24,778)	(25,797)

Contributions of equity, net of transaction costs	18,010	—	—	18,010
Share-based payments	—	1,746	—	1,746
Transfer of expired share-based payments	—	(1,200)	1,200	—

Balance at 30 June 2016	147,641	2,565	(131,369)	18,837

	Issued		Accumulated	Total
	capital	Reserves	losses	equity
	$‘000	$‘000	$‘000	$‘000

Balance at 1 July 2016	147,641	2,565	(131,369)	18,837

Loss after income tax	—	—	(5,690)	(5,690)
Other comprehensive income - Foreign exchange translation reserve	—	34	—	34

Total comprehensive income	—	34	(5,690)	(5,656)

Contributions of equity, net of transaction costs	7,939	—	—	7,939
Share-based payments	—	386	—	386
Transfer of expired share-based payments	—	(1,311)	1,311	—

Balance at 30 June 2017	155,580	1,674	(135,748)	21,506

The above statement of changes in equity should be read in conjunction with the accompanying notes

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Cash Flows

for the year ended 30 June 2017

	Note	2017	2016	2015
		$‘000	$‘000	$‘000

Cash flows from operating activities
Receipts from customers		333	340	307
Research and development grants		6,274	3,590	2,318
Interest received		242	217	774
Receipts of prepayment	9	791	—	—
Payments to suppliers and employees		(15,944)	(24,355)	(13,091)

Net cash used in operating activities	25	(8,304)	(20,208)	(9,692)

Cash flows from investing activities
Purchase of plant and equipment	11	(171)	(342)	(505)

Security deposits		(131)	—	—

Net cash used in investing activities		(302)	(342)	(505)

Cash flows from financing activities
Proceeds from issue of shares		8,072	19,462	385
IPO and share issue transaction costs		(133)	(1,952)	(333)

Net cash from financing activities		7,939	17,510	52

Net decrease in cash and cash equivalents		(667)	(3,040)	(10,145)
Cash and cash equivalents at the beginning of the financial year		18,230	21,787	31,359
Effects of exchange rate changes on cash and cash equivalents		(188)	(517)	573

Cash and cash equivalents at the end of the financial year	8	17,375	18,230	21,787

The above statement of cash flows should be read in conjunction with the accompanying notes

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017

Note 1. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These general purpose financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and Interpretations issued by the International Accounting Standards Board (‘IASB’).

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

New, revised or amending Accounting Standards and Interpretations adopted

In the current year, there were no amendments to IFRSs issued by the IASB that were effective for the current financial year that had a material effect on the Company, mandatorily effective for an accounting period that begins on or after 1 July 2016.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2017 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

•	IFRS 9 Financial Instruments - addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. In December 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

Impact - The entity is yet to undertake a detailed assessment of the impact of IFRS 9. However, based on the entity’s preliminary assessment, the Standard is not expected to have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2019.

Mandatory application date / Date of adoption by group - Must be applied for financial years commencing on or after 1 January 2018.

•	IFRS 15 Revenue from Contracts with Customers - The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer; so the notion of control replaces the existing notion of risks and rewards.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

Impact - The entity is yet to undertake a detailed assessment of the impact of IFRS 15. However, based on the entity’s preliminary assessment, the Standard is not expected to have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2019 because the Group does not yet have material revenue.

The standard permits a modified retrospective approach for the adoption. Under this approach, entities will recognise transitional adjustments in retained earnings on the date of initial application (eg 1 July 2017), ie without restating the comparative period. They will only need to apply the new rules to contracts that are not completed as of the date of initial application.

Mandatory application date / Date of adoption by group - commencing on or after 1 January 2018. Expected date of adoption by the group: 1 July 2018

•	IFRS 16 Leases - The IASB has issued a new standard for the recognition of leases. This will replace IAS 17: Leases. The new standard introduces a single lessee accounting model that no longer requires leases to be classified as operating or financing.

Other major changes include, the recognition of a right-to-use asset and liability, depreciation of right-to-use assets in line with IAS 16: Property Plant and Equipment, variable lease payments that depend on an index or rate are included in the initial measurement of lease liability, option for lessee to not separate non-lease components and account for all components as a lease, and additional disclosure requirements.

Impact - The entity has undertaken a detailed review and has concluded that there will be no material impact on its financial position on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2020 to the immaterial size of leases entered into by the Group. The Group’s only lease is the lease on its head office and research and development facilities. Commitments are set out in note 22. The Mandatory application date / Date of adoption by group - Must be applied for financial years commencing on or after 1 January 2019. Expected date of adoption by the group: 1 July 2019.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Going concern

The directors have prepared the financial statements on a going concern basis after taking into consideration the net loss for the year of $5.690m (2016: $24.778m) and the cash and cash equivalents balance of $17.375m (2016: $18.230m). The directors have recognised the capital raisings in the last 3 years, performed a review of the cash flow forecasts, considered the cash flow needs of the Group, and believe that the strategies in place are appropriate to generate funding which will be sufficient to maintain the going concern status of the Group. Much of the forecast cash expenditure is project related and is discretionary. Timing of this expenditure is regularly reviewed and is dependent upon the Group being able to generate funding. If these strategies are unsuccessful then the Group may need to realise its assets and extinguish liabilities other than in the ordinary course of business and at amounts different to those disclosed in the financial report.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Benitec Biopharma Limited (‘Company’ or ‘parent entity’) as at 30 June 2017 and the results of all subsidiaries for the year then ended. Benitec Biopharma Limited and its subsidiaries together are referred to in these financial statements as the ‘Group’.

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

The Company’s 100% owned subsidiary, Tacere Therapeutics, Inc. has a 31 December year end. For consolidation purposes Tacere prepares financial statements for the 12 month period ended 30 June that are used to consolidate into the group accounts.

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

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

Research and development grant revenue is recognised as income when a reliable estimate can be made of the amounts receivable.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

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

Leasehold improvements	shorter of the lease term and life of asset
Plant and equipment	3-7 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of plant and equipment is derecognised upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

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

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries and other employee benefits expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

Employee benefits not expected to be settled within 12 months of the reporting date are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 1. Significant accounting policies continued

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

Rounding of amounts

Amounts in this report have been rounded to the nearest thousand dollars, or in certain cases the nearest dollar.

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

Research and development expenses

Management does not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred. Research and development expenses relate primarily to the cost of conducting clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally, the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being

The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 2. Critical accounting judgements, estimates and assumptions continued

Research and development refundable tax offsets

The Group accounts for the federal government research and development grant tax incentive when a reliable estimate of the amounts receivable can be made. In the year ended June 30 2017 reporting period detailed reporting systems were implemented to allow for the first time a reliable estimate to be made of the grant income that is expected to be received for the current period. In determining the estimate management reviews historical claims, Government overseas findings enabling the claim of overseas expenditure and the allocation of staff and overheads costs within approved projects. Grant Income for the year ended June 30 2017 includes an estimate of Research and Development grant receivable for June 30 2017 of $4,233k. (refer Note 5)

Share-based payment transactions

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

Costs of capital raising

Costs directly attributable to an equity transaction are held in the statement of financial position until the completion of the transaction. On completion, the costs will be applied against issued capital.Costs associated with abandoned or sub-optimal equity transactions are expensed to profit or loss in the year the transaction is determined to no longer be viable under existing conditions.

Note 3. Operating segments

Identification of reportable operating segments

The Group has only one operating segment during the financial year, being the global commercialisation by licensing and partnering of patents and licences in biotechnology, more specifically in functional genomics, with applications in biomedical research and human therapeutics. This operating segment is based on the internal reports that are reviewed and used by the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources. The information reported to the CODM is on at least quarterly. The group sources some of its revenue from the United States of America and therefore presents the split by geographical region.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 3. Operating segment continued

Geographical locations	Revenues from External Customers			Non current assets excluding financial assets and income tax
	June 2017 $‘000	June 2016 $‘000	June 2015 $‘000	June 2017 $‘000	June 2016 $‘000	June 2015 $‘000
Australia	333	247	307	112	127	456
USA	—	—	—	333	379	—

	333	247	307	445	506	456

Note 4. Revenue

	2017	2016	2015
	$‘000	$‘000	$‘000
Licensing revenue and royalties	333	247	307
Interest	253	217	774

	586	464	1,081

Note 5. Other income

Australian Government Research and Development refundable tax offset:

- Received during the year relating to prior expenditure	6,274	3,590	2,318
- Estimated relating to current year expenditure due in 2018FY (Refer to Note 2)	4,233	—	—
- Net foreign exchange gain	—	—	573

	10,507	3,590	2,891

Note 6. Expenses

Loss before income tax includes the following specific expenses:

Depreciation
Leasehold improvements	53	205	10
Plant and equipment	164	85	87

Total depreciation	217	290	97

Research and development
Project expenses	6,456	12,240	4,983
Other IP related expenses	469	1,047	1,245

Total research and development	6,925	13,287	6,228

Employee benefits expense
Defined contribution superannuation expense	240	280	128
Employee benefits expense excluding superannuation	4,775	6,003	3,297

	5,015	6,283	3,425

Rental expense relating to operating leases
Minimum lease payments	376	265	179

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 7. Income tax benefit

	2017	2016	2015
	$‘000	$‘000	$‘000

Income tax benefit
Current tax	—	—	—
Aggregate income tax benefit	—	—	—

Numerical reconciliation of income tax benefit and tax at the statutory rate
Loss before income tax benefit	(5,690)	(24,778)	(11,509)

Tax at the statutory tax rate of 27.5% (2016 30%, 2015 30%)	(1,565)	(7,433)	(3,453)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
R&D expenses	2,676	4,151	695
R and D incentive income	(2,889)	(1,090)	(695)
Legal expenses	154	59	15
Share-based payments	106	524	451
Timing differences utilised not previously recognised	(506)	(277)	(15)
Write off prepayment	—	540	—
Impact of foreign exchange rate differences	2	46	—

	(2,022)	(3,480)	(3,002)

Tax losses not brought to account	2,022	3,480	3,002

Income tax benefit	—	—	—

The above potential tax benefit has not been recognised in the statement of financial position. These tax losses are recognised only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses. The 2016 numbers have been amended due to the lodgement of an amended 2016 tax return.

Tax losses for which no deferred tax asset has been recognised - Australia
- Tax losses not recognised	60,382	53,031	43,677
- Capital losses not recognised	1,272	1,272	1,272
- Other deferred tax assets not recognised	2,776	4,225	3,838

	64,430	58,528	48,787

Potential tax benefit of tax assets not recognised at 27.5% (30%)	17,718	17,558	14,636

Tax losses for which no deferred tax asset has been recognised - US (Tacere)
- Tax losses not recognised	955	1,137	1,119

Potential tax benefit of tax assets not recognised at 34% - US	324	387	380

The above potential tax benefit, which excludes tax losses, for deductible temporary differences has not been recognised in the statement of financial position as the recovery of this benefit is uncertain.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 8. Current assets - cash and cash equivalents

	2017	2016
	$‘000	$‘000

Cash at bank	4,349	552
Cash on deposit	13,026	17,678

	17,375	18,230

Note 9. Current assets - trade and other receivables

Settlement receivable*	109	900
Australian Government Research and Development refundable tax offset receivable	4,233	—
Other receivable	64	77

	4,406	977

*	On August 26, 2016, a settlement agreement was reached for the return of $900k of a $2.7m clinical trial prepayment that had previously been shown in the June 2015 financial statements. Payment was due on 31 December 2016. Subsequent to year end the outstanding settlement receivable was received. The prepayment had originally been made to conduct a small cell lung cancer program. The lung cancer program was cancelled in the year ended June 2016. Other than above there is no receivable balance that is either past due or impaired.

Note 10. Current assets - other

	2017	2016
	$‘000	$‘000

Prepayments	281	149

	281	149

Note 11. Non-current assets - property, plant and equipment

Leasehold improvements - at cost	79	264
Less: Accumulated depreciation	(19)	(220)

	60	44

Plant and equipment - at cost	889	877
Less: Accumulated depreciation	(504)	(415)

	385	462

	445	506

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 11. Non-current assets - property, plant and equipment continued

	Leasehold	Plant and
	improvement	equipment	Total
	$‘000	$‘000	$‘000

Balance at 30 June 2015	237	219	456

Additions	12	330	342
Depreciation expense	(205)	(85)	(290)
FX loss	—	(2)	(2)

Balance at 30 June 2016	44	462	506

Additions	74	97	171
Depreciation expense	(53)	(164)	(217)
FX loss	(5)	(10)	(15)

Balance at 30 June 2017	60	385	445

Note 12. Current liabilities - trade and other payables

	2017	2016
	$‘000	$‘000

Trade payables	174	538
Other payables	745	295

	919	833

Note 13. Current liabilities - provisions

Employee benefits	179	202
Provision for make good (Restoration of leased property to its original condition)	27	—

	206	202

Note 14. Equity - issued capital

	2017	2016	2017	2016
	Shares	$‘000	$‘000	$‘000

Ordinary shares - fully paid	205,142,734	146,529,096	155,580	147,641

Movements in ordinary share capital

Details	Date	Shares	Issue price	$‘000

Balance	30 June 2016	146,529,096		147,641
Issue of shares Nant Capital	24 October 2016	29,305,819	0.0895	2,623
Issue of shares Nant Capital	13 March 2017	29,305,819	0.1859	5,448
Conversion of Warrants	11 April 2017	2,000	0.3635	1
Share issue transaction costs				(133)

Balance	30 June 2017	205,142,734		155,580

The weighted average number of shares on issue during the twelve months to June 30, 2017 was		175,433,909

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 14. Equity - issued capital continued

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

The capital risk management policy remains unchanged from the prior year.

Note 15. Equity Reserves

	2017	2016
	$‘000	$‘000

Foreign currency reserve	(1,285)	(1,319)
Share-based payments reserve	2,959	3,884

	1,674	2,565

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

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 15. Equity Reserves continued

	Foreign	Share-based
	currency	payments	Total
	$‘000	$‘000	$‘000

Balance at 30 June 2015	(1,300)	3,338	2,038

Foreign currency translation	(19)	—	(19)
Share-based payments	—	1,746	1,746
Transfer of expired share-based payments	—	(1,200)	(1,200)

Balance at 30 June 2016	(1,319)	3,884	2,565

Foreign currency translation	34	—	34
Share-based payments	—	386	386
Transfer of expired share-based payments	—	(1,311)	(1,311)

Balance at 30 June 2017	(1,285)	2,959	1,674

Note 16. Equity - accumulated losses

	2017	2016
	$‘000	$‘000

Accumulated losses at the beginning of the financial year	(131,369)	(107,791)
Loss after income tax benefit for the year	(5,690)	(24,778)
Transfer from share-based payment reserve for expired options	1,311	1,200

Accumulated losses at the end of the financial year	(135,748)	(131,369)

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

	2017	2016
	$‘000	$‘000

Financial Assets
Cash and cash equivalents	17,375	18,230
Trade and other receivables	4,406	977

Total Financial Assets	21,781	19,307

Financial Liabilities
Trade and other payables	919	833

Total Financial Liabilities	919	833

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 18. Financial instruments continued

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

At the June 30 2017 the Company held USD cash or cash equivalents of AUD$906k and trade payables and accruals of AUD$260k. Net USD exposure in AUD of $646k. Each 1 cent movement in the AUD/USD exchange rate has an +/- effect of AUD $6k on profit and net assets of the Company. Exposures to foreign exchange rates vary during the year depending on the volume of overseas transactions. None the less the analysis above is considered to be appropriate of the Group’s exposure to currency risk.

Interest rate risk

The Group generates income from interest on surplus funds. At reporting date, the Group had the following assets exposed to Australian variable interest rate risk that are not designated in cash flow hedges.

As at the reporting date, the Group had the following variable rate cash and cash equivalents outstanding:

	2017		2016
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$‘000%	%	$‘000

Cash and cash equivalents	1%	17,375	1%	18,230

Net exposure to cash flow interest rate risk		17,375		18,230

The company has forecast reducing cash balances over the coming twelve months, as a result net exposure to interest risk will diminish. An analysis by remaining contractual maturities in shown in ‘liquidity and interest rate risk management’ below.

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 18. Financial instruments continued

Liquidity risk continued

The Group manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities

Remaining contractual maturities

The following tables detail the Group’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid.

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
2017	%	$‘000	$‘000	$‘000	$‘000	$‘000
Non-derivatives
Non-interest bearing
Trade payables	-%	174	—	—	—	174
Other payables	-%	745	—	—	—	745

Total non-derivatives		919	—	—	—	919

2016	%	$‘000	$‘000	$‘000	$‘000	$‘000
Non-derivatives
Non-interest bearing
Trade payables	-%	538	—	—	—	538
Other payables	-%	295	—	—	—	295

Total non-derivatives		833	—	—	—	833

2015
Non-derivatives
Non-interest bearing
Trade payables		760	—	—	—	760
Other payables		689	—	—	—	689

Total non-derivatives		1,449	—	—	—	1,449

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 19. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel of the Group is set out below:

	2017	2016	2015
	$	$
Short-term employee benefits	1,539,777	2,048,543	1,735,847
Post-employment benefits	76,623	55,630	96,353
Long-term benefits	32,537	13,209	—
Share-based payments	418,986	1,011,851	1,036,123

	2,067,923	3,129,233	2,868,323

Note 20. Contingent liabilities and commitments

Tacere Inc. (100% owned subsidiary of entity)

On December 18, 2012, the Company announced the appointment of Synteract, Inc. as its Clinical Research Organisation responsible for the progression of TT-034 into Phase I/IIa clinical trials in the U.S. The Company has negotiated a contract with favourable commercial terms, in some instances requiring prepayment, for Synteract to continue to manage the Phase I/IIa clinical trial and the long term patient follow-up through 2016 and beyond. While the Company announced on February 20, 2016 that is was terminating the HCV program, Benitec is committed to completing the study and the company’s estimate of the cost, assuming all patients remain in the study and the follow-up continues to 2021 is a maximum of $600k. The scenario of all patients remaining in the study to 2021 is most unlikely and the actual cost is likely to be far less than the nominated contingency of $600k.

Parent entity

On July 20, 2016, the Company signed a contract with RxGen Inc. to conduct a study to evaluate the ocular tolerance of GFP expressing vector variants in non-human primates. On February 22, 2017, the Company signed a second contract with RxGen Inc. to conduct an additional evaluation of the ocular tolerance of GFP expressing vector variants in non-human primates. On June 8, 2017, the Company signed a third contract with RxGen Inc. to conduct an evaluation of the efficacy of ddRNAi vector candidates in a laser-induced choroidal neovascularization model in African green monkeys. It is estimated that $600k is outstanding under these contracts.

On December 20, 2016, the Company signed a Collaborative Research Agreement with Royal Holloway University of London to support studies in an OPMD animal model with the Company’s clinical constructs. It is estimated that $500k is outstanding under these contracts.

On May 22, 2017, the Company signed a Master Services Agreement with VGXI, Inc. to manufacture clinical supplies of BB-401 to support the planned Phase 2 clinical trial. It is estimated that $250k is outstanding under these contracts

The Company has contracted for scientific work on the therapeutic programs, as described above, and payments total approximately $2,030k. (June 30, 2016: $2,720k).

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 21. Commitments

	2017	2016	2015
	$‘000	$‘000	$‘000
Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	169	126	118
One to five years	89	98	378

	258	224	496

Operating lease commitments includes contracted amounts for offices under non-cancellable operating leases expiring within 3 years with, in some cases, options to extend. The leases have various escalation clauses. On renewal, the terms of the leases are renegotiated.

Parent entity

Benitec Biopharma Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 23.

Note 22. Related party transactions

	2017	2016	2015
	$	$	$
The following transactions occurred with related parties:
Payment for other expenses:
Legal services paid / payable to Francis Abourizk Lightowlers, a law firm in which Mr Peter Francis is a partner and has a beneficial interest.	191,050	116,540	143,684

Consultancy fees for executive duties paid/payable to NewStar Ventures Ltd, a corporation in which Dr John Chiplin is a director and has a beneficial interest.	32,133	165,983	118,013

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

Note 23. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 23. Interests in subsidiaries continued

	Principal place of business /	2017	2016	2015
Name	Country of incorporation	%	%

Benitec Australia Limited	Australia	100.00%	100.00%	100.00%
Benitec Biopharma Limited	United Kingdom	100.00%	100.00%	100.00%
Benitec, Inc.	USA	100.00%	100.00%	100.00%
Benitec LLC	USA	100.00%	100.00%	100.00%
RNAi Therapeutics, Inc.	USA	100.00%	100.00%	100.00%
Tacere Therapeutics, Inc.*	USA	100.00%	100.00%	100.00%

All companies in the Group adopt the same accounting policies.

*	Note Tacere year end is 31 December which was the year end date when the Company was acquired.

Note 24. Events after the reporting period

No matter or circumstance has arisen since 30 June 2017 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

Note 25. Reconciliation of loss after income tax to net cash used in operating activities

	2017 $‘000	2016 $‘000	2015 $‘000

Loss after income tax benefit for the year	(5,690)	(24,778)	(11,509)

Adjustments for:
Accrued provision Promega	18	60	—
Accrued R&D grant	(4,233)	—	—
Accrued interests	(10)	—	—
Loss on sale	6	—	—
Depreciation and amortisation	217	290	97
Share-based payments	386	1,746	1,503
Unrealised Foreign exchange	242	506	(567)
Issue of ordinary shares to Biomics	—	500	—
Impairment of prepayment	—	1,800	—
Change in operating assets and liabilities:
Increase/(Decrease) in trade and other receivables	814	(854)	(1)
(Decrease)/Increase in other current assets	(182)	1,178	98
Increase/(Decrease) in trade and other payables	106	(683)	661
(Decrease)/Increase in employee benefits	(3)	27	26
Increase/(Decrease) in provision	25	—	—

Net cash used in operating activities	(8,304)	(20,208)	(9,692)

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 26. Earnings per share

Loss after income tax attributable to the owners of Benitec Biopharma Limited	(5,690)	(24,778)	(11,509)

	Number	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	175,433,909	142,312,486	115,507,308
Weighted average number of ordinary shares used in calculating diluted earnings per share	175,433,909	142,312,486	115,507,308

	Cents	Cents	Cents
Basic earnings per share	(3.24)	(17.41)	(9.96)
Diluted earnings per share	(3.24)	(17.41)	(9.96)

Outstanding options to acquire ordinary shares are not considered dilutive for the years ended 30 June 2017 and 30 June 2016.

Note 27. Share-based payments

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

The following table shows the number and weighted average exercise price (WAEP) of share options issued under the ESOP:

	2017	2017	2016	2016	2015	2015
	Number	WAEP	Number	WAEP	Number
Outstanding at the beginning of the year	12,220,000	1.234	12,500,000	1.234	8,608,000	1.229
Granted during the year	2,200,000	0.166	6,720,000	0.77	4,284,000	1.250
Exercised during the year	—	—	—	—	(320,000)	0.521
Lapsed or forfeited during the year	(4,696,000)	1.164	(7,000,000)	1.06	(72,000)	1.250

Outstanding at the end of the year	9,724,000	0.832	12,220,000	1.079	12,500,000	1.234

Options exercisable at the end of the year	6,497,333		8,292,000		7,734,334

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2017 continued

Note 27. Share-based payments continued

Details of ESOP share options outstanding as at end of year:

			2017	2016	2015
		Exercise	Number	Number	Number*
Grant date	Expiry date	price	under option	Under option	Under option
26 September 2011	26 September 2016		—	2,800,000	2,800,000
17 November 2012	17 November 2017	$1.25	400,000	600,000	1,800,000
7 February 2012	7 February 2017	$1.25	—	156,000	156,000
6 November 2012	16 November 2017	$1.25	—	400,000	400,000
10 November 2013 **	18 May 2018	$0.62	400,000	400,000	400,000
22 August 2013	22 August 2018	$1.25	480,000	480,000	2,080,000
15 May 2014	15 May 2019	$1.50	180,000	180,000	400,000
17 December 2014	17 December 2019	$1.25	2,334,000	2,634,000	180,000
6 May 2015	6 May 2020	$1.25	650,000	650,000	3,334,000
12 November 2015**	12 November 2020	$0.77	3,080,000	3,920,000	950,000
9 August 2016	9 August 2021	$0.1665	2,200,000	—	—

			9,724,000	12,220,000	12,500,000

*	The prior year options numbers initially only included shares issued under the employee share option plan. The note this year includes both shares issued under the employee share option scheme and the directors option scheme.

The weighted average remaining life of the options issued under the ESOP at 30 June 2017 was 2 years and 10 months (2016: 2 years and 7 months).

For the options granted during the year, the valuation model inputs used to determine the fair value at the grant date are as follows:

Grant date	Expiry date	Share price	Exercise	Expected *	Dividend	Risk-free	Fair value
		at grant date	price	volatility	yield	interest rate	at grant date
10/8/2016	10/8/2021	$0.115	$0.1665	91.52%	-%	2.4%	$0.0962

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were $386k (2016: $1.75m).

**	expected volatility was determined with reference to the Benitec share price based on historical volatility.

Item 19. Exhibits

Exhibits	Description

1.1	Constitution of Benitec Biopharma Limited (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.1	Deposit Agreement, dated May 30, 2014, between Benitec Biopharma Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares (incorporated by reference to the Company’s Registration Statement on Form F-6 (No. 333-196105) filed with the SEC on May 20, 2014)

4.2	Amendment to Deposit Agreement between Benitec Biopharma Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares (incorporated by reference to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form F-6 (No. 333-196105) filed with the SEC on July 21, 2015)

4.3	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2)

4.4	Form of Global Warrant to Purchase ADSs (included in Exhibit 4.5)

4.5	Form of ADS Warrant Agent Agreement, between Benitec Biopharma Limited and The Bank of New York Mellon, as warrant agent (incorporated by reference to Exhibit 4.5 to Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed with the SEC on August 10, 2015)

4.6	License Agreement, dated December 23, 2009, between Commonwealth Scientific and Industrial Research Organisation (“CSIRO”) and Benitec (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.7	Research and Collaboration Agreement–Overall Project, dated July 11, 2014, between Biomics Biotech Co., Ltd and Benitec (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.8	Share Subscription Agreement, dated October 24, 2016, between Nant Capital, LLC and Benitec (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 1, 2017)

4.9	Collaborative Research and License Agreement, dated November 11, 2014, between 4D Molecular Therapeutics, LLC and Benitec (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 27, 2015) †

4.10	Lease Agreement, dated May 12, 2014, between Hayward Point Eden I Limited Partnership and Benitec (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.11	First Amendment to Lease Agreement, dated May 7, 2015, between Hayward Point Eden I Limited Partnership and Benitec (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.12	Commercial Lease Agreement, dated October 11, 2016, between Ho-Group North Sydney Pty Limited and Benitec (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on October 28, 2016)

4.13	Form of Executive Employment Agreement for executive officers (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

Exhibits	Description

4.14	Form of Deed of Access, Insurance and Indemnity for Directors and Officers (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.15	Earn-Out Agreement, dated July 9, 2015, between Biomics Biotech Co., Ltd and Benitec (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 27, 2015)

4.16	Benitec Officers’ and Employees’ Share Option Plan (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on November 17, 2015)

4.17	Consultancy Agreement of Chief Financial Officer, dated July 1, 2016, between Benitec and CoSA Pty Ltd (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on October 28, 2016)

4.18	Exclusive Sublicense Agreement, dated December 23, 2016, between Benitec Biopharma Limited and NantWorks, LLC (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-3 filed with the SEC on June 1, 2017) †

4.19	Research Collaboration Agreement, dated January 27, 2017, between Benitec Biopharma Limited and Nant Capital, LLC (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-3 filed with the SEC on June 1, 2017)

8.1	List of significant subsidiaries of Benitec Biopharma Limited (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

23.1	Consent of Grant Thornton Audit Pty Ltd

†	Confidential treatment requested. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Benitec Biopharma Limited

By:	/S/ Greg West
	Name:	Greg West
	Title:	Chief Executive Officer

Date: October 23, 2017