Form 20-F
period 2018-06-30
Benitec Biopharma LTD/ADR
filed 2018-10-30
CIK 1552795

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

(Mark one)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2018

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

Dr. Jerel Banks

Chief Executive Officer

99 Mount Street, Suite 1201

North Sydney, NSW, 2060, Australia

Tel: +61 2 9555 6986

Fax: +612 9818 2238

(Name, telephone, e‑mail and/or facsimile number and address of company contact person)

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

257,029,426 Ordinary Shares at June 30, 2018

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S‑T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b‑2 of the Exchange Act:

Large accelerated filer ☐	Non‑accelerated filer ☒

Accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act). ☐ Yes  ☒ No

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

Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 20-F appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report on Form 20-F is the property of its respective holder.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical fact included in this Annual Report on Form 20-F, regarding our strategy, future operations, financial position, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report on Form 20-F, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project,” or the negative of these terms, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements.  Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report on Form 20-F, we caution you that these statements are based on a combination of facts and important factors currently known by us and our expectations of the future, about which we cannot be certain.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data.

The following tables set forth summary historical financial data for the periods indicated.

The following selected consolidated financial data as of June 30, 2018 and 2017 and for the fiscal years ended June 30, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of June 30, 2016, 2015, and 2014 and for the fiscal years ended June 30, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F.

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

(in thousands, except per share data)	For the year ended June 30
	2018		2017		2016		2015		2014
Statement of Profit or Loss and Other Comprehensive Income Data:
Revenue and other income
Revenue	A$	620	A$	586	A$	464	A$	1,081	A$	598
Other income		4,087		10,507		3,590		2,891		776
Total revenue and other income		4,707		11,093		4,054		3,972		1,374
Costs and expenses:
Royalties and license fees		(451)		(272)		(139)		(40)		(193)
Research and development		(6,890)		(6,925)		(13,287)		(6,228)		(3,758)
Employment related		(5,094)		(5,015)		(6,283)		(3,425)		(2,444)
Share based expenses		(434)		(386)		(1,746)		(1,503)		(355)
Travel related expenses		(468)		(629)		(1,023)		(1,039)		(585)
Consultants costs		(783)		(976)		(1,020)		(882)		(653)
Occupancy costs		(587)		(550)		(500)		(275)		(122)
Depreciation		(194)		(217)		(290)		(61)		(13)
Corporate expenses		(1,360)		(1,540)		(1,139)		(957)		(633)
Net loss foreign exchange		(44)		(266)		(414)		—		(111)
IPO costs		—		—		(1,191)		(1,071)		—
Change in market value of listed investment		(41)		—		—		—		—
Loss on disposal of fixed assets		(1)		(7)		—		—		—
Write-off of clinical trial prepayment		—		—		(1,800)		—		—
Loss before income tax		(11,640)		(5,690)		(24,778)		(11,509)		(7,493)
Income tax benefit		—		—		—		—		454
Loss for the period		(11,640)		(5,690)		(24,778)		(11,509)		(7,039)
Loss per share, basic and diluted		(0.0553)		(0.0324)		(0.1741)		(0.0996)		(0.0778)
Weighted-average shares outstanding, basic and diluted		210,454,829		175,433,909		142,312,486		115,507		90,432

(in thousands)
	As of June 30
	2018		2017		2016		2015		2014
Statement of Financial Position Data:
Cash and cash equivalents	A$	16,085	A$	17,375	A$	18,230	A$	21,787	A$	31,359
Total current assets		20,895		22,162		19,384		25,064		34,448
Total assets		21,339		22,666		19,890		25,520		34,496
Net assets		18,744		21,506		18,837		23,878		33,541
Total current liabilities		2,547		1,125		1,035		1,642		955
Total liabilities		2,595		1,160		1,053		1,642		955
Total equity		18,744		21,506		18,837		23,878		33,541

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

	At Period	Average
	End (1)	Rate (2)	High (3)	Low (4)
Fiscal year ended June 30,
2018	0.7391	0.7753	0.8121	0.7353
2017	0.7692	0.7542	0.7724	0.7202
2016	0.7426	0.7272	0.7812	0.6867
2015	0.7680	0.8288	0.9458	0.7590
2014	0.9420	0.9148	0.9672	0.8716
Month ended:
September 30, 2018	0.7222	0.7203	0.7296	0.7103
August 31, 2018	0.7260	0.7326	0.7441	0.7213
July 31, 2018	0.7431	0.7406	0.7467	0.7360
June 30, 2018	0.7391	0.7494	0.7664	0.7353
May 31, 2018	0.7564	0.7527	0.7588	0.7435
April 30, 2018	0.7570	0.7698	0.7804	0.7545

(1)	Determined by the published rate on the last trading day of the month or fiscal year indicated, as applicable.
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

We are a biotechnology company and have not yet generated significant revenue. We have incurred losses of A$11.6 million, A$5.7 million and A$24.8 million for the fiscal years ended June 30, 2018, 2017 and 2016, respectively. We have not generated any revenues from sales of any of our product candidates.

As of June 30, 2018, we had accumulated losses of A$146.8 million. We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily through the issuance of equity securities (including a private placement in May 2018 as well as an entitlement offer in June 2018), research and development grants from the Australian government and payments from our collaboration partners. We have not generated, and do not expect to generate, any significant revenue for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, preclinical studies and clinical trials and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. Our ability to continue operations will depend on, among other things, our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants.

We expect to continue to incur significant expenses and we may incur operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

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

We may receive milestone payments from our collaborative partners in the foreseeable future. However, we do not anticipate generating revenue from commercializing product candidates for the foreseeable future, if ever.

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

We will need to continue our efforts to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain capital when needed may negatively impact our ability to continue as a going concern.

Developing ddRNAi products is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance our product candidates in preclinical studies and in future clinical trials and as we undertake preclinical studies of new product candidates.

As of June 30, 2018, our cash and cash equivalents were A$16.1 million. We estimate that our cash and cash equivalents will be sufficient to fund our operations until approximately the end of calendar 2020. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government grants or other third-party funding, strategic alliances and licensing arrangements or a combination of these approaches. In addition, because the length of time and activities associated with successful development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. In any event, we will require additional capital to obtain regulatory approval for our product candidates and to commercialize any product candidates that receive regulatory approval.

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

Nant Capital, LLC is our largest shareholder and may have interests that are different from Benitec's and our other shareholders.

Following the October 2016 and March 2017 private placements of an aggregate 58,611,638 shares to Nant Capital, LLC and an entitlement offer subscribed by Nant Capital for additional 29,305,819 ordinary shares, Nant Capital holds 34.21% of our outstanding ordinary shares. Nant Capital is entitled to appoint, and has appointed, a director to Benitec’s board of directors. Nant Capital's representative on the Board, Dr. Jerel Banks, also became Chief Executive Officer of Benitec in June 2018.

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

As a result of its ownership of our ordinary shares and its nomination of a director to our board of directors, Nant Capital may exert influence over Benitec, including election of our board of directors, corporate transactions and strategic decisions. The interests of Nant Capital may differ from or conflict with the interests of our other shareholders. In the future, if Nant Capital does not support a merger, tender offer, sale of assets or other business combination because it judges that transaction to be inconsistent with Nant Capital’s investment strategy, Benitec may be unable to enter into or consummate a transaction that would enable other shareholders to realize a premium over the then-prevailing market prices for our ordinary shares. Furthermore, if Nant Capital sells substantial amounts of the Benitec’s ordinary shares to enhance its liquidity position, fund alternative investments or for other reasons, the trading price of Benitec’s ADSs and the Warrants could decline significantly and other shareholders may be unable to sell their ADSs or Warrants at favorable prices. We cannot predict or control how Nant Capital may use the influence it has as a result of its ordinary share holdings.

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

We will be unable to conduct and conclude clinical trials for our product candidates for HNSCC, AMD and hepatitis B if we are unable to raise additional financing.

We plan to develop our pipeline of product candidates using our ddRNAi technology and our antisense RNA technology to deliver therapeutics for a number of life-threatening conditions. We intend to advance our product candidates through clinical trials, but we will need additional financing to do so. The A$5.4 million raised as part of our strategic partnership with Nant Capital is required to be allocated to the development of BB-401 and BB-501 for the treatment of HNSCC. We expect that such funds will not be sufficient to advance BB-401 through planned clinical trials or to complete discovery studies intended to identify a ddRNAi product candidate for HNSCC. Additional funds will be required as well to advance our product candidates for wet AMD and hepatitis B. In order to complete the planned preclinical proof of concept studies for our lead ddRNAi product candidates and planned future product candidates, to complete planned clinical trials for our BB-401, our EGFR antisense product candidate and to build the infrastructure that we believe will be necessary to commercialize our lead product candidates and planned future product candidates, we will require substantial additional funding. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs for these product candidates.

We receive Australian government research and development grants. If we lose funding from these research and development grants, we may encounter difficulties in the funding of future research and development projects, which could harm our operating results.

We have historically received, and expect to continue to receive, grants through the Australian federal government's Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% (2017:43.5%) of eligible research and development expenditures by small Australian entities, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss. The Research and Development Tax Incentive grant is made by the Australian federal government for eligible research and development purposes based on the filing of an annual application. We expect to receive a Research and Development Tax Incentive grant of A$4.0 m for the period end 30, June 2018. We have received Research and

Development Tax Incentive grants in the fiscal years ended June 30, 2017, 2016 and 2015 of A$10.5 million, A$3.6 million and A$2.3 million, respectively. This grant is available for our research and development activities in Australia, as well as activities in the United States to the extent such U.S.-based expenses relate to our activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. To the extent our research and development expenditures are deemed to be "ineligible," then our grants would decrease. In addition, the Australian government may in the future decide to modify the requirements of, reduce the amounts of the grants available under, or discontinue the Research and Development Tax Incentive program. Following a 2016 review of the Research and Development Tax Incentive, in the 2018-19 Federal Budget the Australian government announced reforms to the Research and Development Tax Incentive that will apply for fiscal years starting on or after July 1, 2018. If implemented, these measures would reduce the rate of refundable offset for small companies such as Benitec to 41% of eligible research and development expenditures, based on Benitec’s corporate income tax rate of 27.5% plus a premium of 13.5%. Cash refunds will also be capped at a maximum of A$4 million per annum. However, it is currently proposed that refundable Research and Development tax offsets from Research and Development expenditure on clinical trials will not count towards this cap.  This measure may therefore not cap the refund we obtain from our research and development activities in Australia; however, the proposed draft legislation has not yet been introduced to Parliament. The proposed change to the refundable offset rate in the Research and Development Tax Incentive program could have a material adverse effect on our future cash flows and financial position.

Risks Related to the Product Development and Regulatory Approval of Our Product Candidates

Except for BB-401, our product candidates are based on ddRNAi technology. Currently, no product candidates utilizing ddRNAi technology have been approved for commercial sale and our approach to the development of ddRNAi technology may not result in safe, effective or marketable products.

We have concentrated our product research and development efforts on our ddRNAi technology, and our future success depends on successful clinical development of this technology. We plan to develop a pipeline of product candidates using our ddRNAi technology and deliver therapeutics for a number of chronic and life-threatening conditions, including AMD and hepatitis B.

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

We have not submitted a marketing application, or received marketing approval, for any of our product candidates and will not submit any applications for marketing approval for several years. We have limited experience in conducting and managing clinical trials necessary to obtain regulatory approvals, including marketing approval by the FDA. To receive marketing approval, we must, among other things, demonstrate with evidence from clinical trials that the product candidate is both safe and effective for each indication for which approval is sought, and failure can occur in any stage of development. Satisfaction of the marketing approval requirements typically takes several years and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the biopharmaceutical product. We cannot predict if or when we might receive regulatory approvals for any of our product candidates currently under development.

The FDA and foreign regulatory authorities also have substantial discretion in the biopharmaceutical product approval process. The numbers, types and sizes of preclinical studies and clinical trials that will be required for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address and the regulations applicable to any particular product candidate. Approval policies, regulations or the type and amount of clinical data necessary to gain marketing approval may change during the course of a product candidate's clinical development and may vary among jurisdictions, and there may be varying interpretations of data obtained from preclinical studies or clinical trials, any of which may cause delays or limitations in the marketing approval or the decision not to approve an application. Regulatory agencies can delay, limit or deny marketing approval of a product candidate for many reasons, including:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of any future clinical trials;
•	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;
•	the results of any future clinical trials may not meet the level of statistical or clinical significance required by the FDA or comparable foreign regulatory authorities for approval;
•	the patients recruited for a particular clinical program may not be sufficiently broad or representative to assure safety and effectiveness in the full population for which we seek approval;
•	the results of any future clinical trials may not confirm the positive results from earlier preclinical studies or clinical trials;
•	we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;
•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
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

Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. Also, before a clinical trial can begin at any institution, that institution's institutional review board, or IRB, and its institutional biosafety committee, or IBC, if it has one, have to review the proposed clinical trial to assess the safety of the trial. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or comparable foreign regulatory bodies to change the requirements for approval of any of our product candidates.

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

We use AAV vectors as part of our ddRNAi approach for several indications. As such, we require licenses and the ability to manufacture large quantities of AAV particles under the FDA's current good manufacturing practices, or cGMP, requirements and those of comparable foreign regulatory authorities in order to commercialize a product candidate using an AAV vector.

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
•

clinicians' and patients' perceptions of the potential advantages of the product being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	patient referral practices of physicians; and
•	ability to monitor patients adequately during and after treatment.

For example, we experienced some difficulties in enrolling patients in our clinical trial of TT-034, which was discontinued for commercial reasons. These difficulties were due to several factors, including sudden changes in patients' viral load, liver enzymes and other clinical parameters immediately prior to their dosing, as well as late withdrawal due to personal reasons. We believe the increased availability of new and effective therapies such as

Sovaldi and Harvoni, which were approved for treatment of the hepatitis C virus in 2013 and 2014, respectively, and the fact that the early lower-dose cohort patients receive a sub-therapeutic dose of TT-034, may also have been contributing factors. We may face similar difficulties enrolling patients in future clinical trials for other product candidates for these and other reasons.

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

Before obtaining marketing approval from regulatory authorities for the sale of any of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical trials are expensive and time-consuming, and their outcome is uncertain. We cannot guarantee that any clinical trials will be initiated or conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	inability to generate sufficient preclinical, toxicology or other data to support the initiation of human clinical trials;
•	delays in reaching consensus with regulatory agencies on trial design;
•	identifying, recruiting and training suitable clinical investigators;
•	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;
•	delays in obtaining required IRB or IBC approval at each clinical trial site;
•	delays in recruiting suitable patients to participate in our clinical trials;
•	imposition of a clinical hold by regulatory agencies, including after an inspection of our clinical trial operations or trial sites;
•	failure by our CROs, other third parties or us to adhere to clinical trial requirements;
•	failure to perform in accordance with the FDA's good clinical practices, or GCP, or applicable regulatory requirements in other countries;
•	inability to manufacture, test, release, import or export for use sufficient quantities of our product candidates for use in clinical trials;

•	failure to manufacture our product candidate in accordance with cGMP requirements or applicable regulatory guidelines in other countries;
•	delays in the testing, validation and manufacturing of our product candidates;
•	delays in the delivery of our product candidates to the clinical trial sites;
•	delays in having patients complete participation in a trial or return for post-treatment follow-up;
•	clinical trial sites dropping out of a trial;
•	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;
•	changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols; or
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

We may develop related diagnostics for some of our therapeutic product candidates. Such related diagnostics are subject to regulation by the FDA and typically to comparable foreign regulatory authorities as medical devices and typically require separate regulatory approval or clearance prior to commercialization. Marketing approval or clearance of the diagnostic will require sufficient data to support its safety and efficacy. In addition, at least in some cases, the FDA and comparable foreign regulatory authorities may require the development and regulatory approval or clearance of a related diagnostic as a condition to approving our therapeutic product candidates. While we have some, limited experience in developing diagnostics, we plan to rely in large part on third parties to perform these functions. We may seek to enter into arrangements with one or more third parties to create a related diagnostic for use with our current or future product candidates.

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

In addition, product manufacturers and their establishments, products and applications are subject to payment of user fees/or and continual review and periodic inspections by the FDA and comparable foreign regulatory authorities for compliance with cGMP and comparable foreign requirements, and adherence to commitments made in the BLA. If we or a regulatory agency discover previously unknown problems with a product such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:

•	issue a warning letter asserting that we are in violation of the law;
•	seek an injunction or impose civil or criminal penalties or monetary fines;
•	suspend or withdraw regulatory approval;
•	suspend any ongoing clinical trials;
•	refuse to permit government reimbursement of our product by government-sponsored third-party payers;
•	refuse to approve a pending BLA or supplements to a BLA submitted by us for other indications or new product candidates;

•	seize our product; or
•	refuse to allow us to enter into or continue supply contracts, including government contracts.

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

Our future prospects may also depend on our or our collaborators' ability to successfully develop a pipeline of additional product candidates, and we and our collaborators may not be successful in efforts to use our platform technologies to identify or discover additional product candidates.

The success of our business depends primarily upon our ability to identify, develop and commercialize products based on our platform technology. We do not have any products on the market and are early in our development efforts. All of our product candidates are in preclinical development or early clinical development. Our product candidates derived from our platform technology may not successfully complete investigational new drug, or IND, enabling studies, and our research programs may fail to identify other potential product candidates for clinical development for a number of reasons. Our and our collaborators' research methodology may be unsuccessful in identifying potential product candidates, our potential product candidates may not demonstrate the necessary preclinical outcomes to progress to clinical studies, or our product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

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

Of our current pipeline product candidates, only our ddRNAi therapeutic for the treatment of OPMD has been designated with orphan drug status. In January 2018, the FDA granted such designation after OPMD had been designated an orphan drug in January 2017 by the European Commission. Regulatory authorities in some jurisdictions, including the United States, may designate drugs or biological products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a product intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. The FDA may also designate a product as an orphan drug if it is intended to treat a disease or condition of more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product candidate. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for such indication for that time period. The applicable period is seven years in the United States. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. While there is no guarantee, FDA orphan drug designation may provide a range of benefits, including a potential fast track process for clinical regulatory approval, potential tax credits for qualified clinical trials and an exemption from FDA application user fees.

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

We expect to continue to rely on third-party manufacturers for preclinical and clinical grade product candidates and if we receive regulatory approval for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party's failure to execute on our manufacturing requirements could adversely affect our business in a number of ways, including:

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

Our ability to receive payments under our collaboration agreements depends on our ability to clearly delineate our rights under those agreements. We have out-licensed portions of our intellectual property to our collaborators with the intent that our collaborators will develop product candidates based on our ddRNAi technology to address specific conditions, including HIV/AIDS, and certain cancers. However, a collaborator may use our intellectual property without our permission, dispute our ownership of intellectual property rights, or argue that our intellectual property does not cover, or add value to, any product candidates they develop. If a dispute arises, it may result in costly patent office procedures and litigation, and our collaborator may refuse to pay us while the dispute is ongoing. Furthermore, regardless of any resort to legal action, a dispute with a collaborator over intellectual property rights may damage our relationship with that collaborator and may also harm our reputation in the industry. Even if we are entitled to payments from our collaborators, we may not actually receive these payments, or we may experience difficulties in collecting the payments to which we believe we are entitled. After our collaborators launch commercial products containing our licensed traits, we will need to rely on the good faith of our collaborators to report to us the sales they earn from these products and to accurately calculate the payments we are entitled to, a process that will involve complicated and difficult calculations. Although we seek to address these concerns in our collaboration agreements by reserving our right to audit financial records, such provisions may not be effective.

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

Even if we timely develop a manufacturing process and successfully transfer it to the third-party manufacturers of our product candidates, if such third-party manufacturers are unable to produce the necessary quantities of our product candidates, or do so in compliance with cGMP or with pertinent foreign regulatory requirements, and within our planned time frame and cost parameters, the development and sales of our product candidates, if approved, may be impaired.  In some jurisdictions, approval of the manufacturer may be required.  There is no guarantee such approval can be obtained.

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

If any of our product candidates are approved for commercialization, it is our current intention to market them on a worldwide basis, either alone or in collaboration with others. In addition, we conduct development activities in various jurisdictions throughout the world. We expect that we will be subject to additional risks related to engaging in international operations, including:

•	different regulatory requirements for approval of biopharmaceutical products in foreign countries;
•	reduced protection for intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;
•	economic weakness, including inflation, or political instability in particular foreign economies and markets;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
•	workforce uncertainty in countries where labor unrest is more common than in Australia or the United States;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

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

Our relationships with third-party payers, healthcare professionals and customers in the United States and elsewhere may be subject to anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to significant penalties.

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

•

the federal Open Payments program, created under the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to report annually to the CMS information related to payments or other transfers of value made to physicians, and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by the physicians and their immediate family members by the 90th day of each subsequent calendar year, and disclosure of such information will be made by CMS on a publicly available website; and

•

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payers, including private insurers; state and foreign laws that require biopharmaceutical or biotechnology companies to comply with the industry voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require biopharmaceutical or biotechnology manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Our success largely depends on the continued service of key management and other specialized personnel, including Dr. Jerel Banks (Chief Executive Officer) and Ms. Megan Boston (Executive Director and Head of Operations Australia). The loss of one or more members of our management team or other key employees or advisors, if not adequately replaced, could delay or increase the cost of our research and development programs and materially harm our business, financial condition, results of operations and prospects. The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. We are dependent on the continued service of our technical personnel because of the highly technical nature of our product candidates and the specialized nature of the regulatory approval process for our product candidates. Because our management team and key employees are not obligated to provide us with continued service, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our management team members or key employees. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

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

We could face potential product liability and, if successful claims are brought against us, we may incur substantial liability and costs.

The use of our product candidates in clinical trials and the sale of any products for which we may in the future obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our product candidates. There is a risk that our product candidates may induce adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation;
•	withdrawal of clinical trial participants;
•	costs due to related litigation;
•	distraction of management's attention from our primary business;
•	substantial monetary awards to patients or other claimants;
•	the inability to commercialize our product candidates;
•	decreased demand for our product candidates, if approved for commercial sale; and
•	increased cost, or impairment of our ability, to obtain or maintain product liability insurance coverage.

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

As of June 30, 2018, we had A$16.1 million in cash and cash equivalents. We historically have invested substantially all of our available cash and cash equivalents, including the net proceeds of our U.S. initial public offering, in cash deposits meeting the criteria of our investment policy, which is focused on the preservation of our capital. These investments are subject to general credit, liquidity, market and interest rate risks. We may realize losses in the fair value of these investments, which would have a negative effect on our financial results. In addition, should our investments cease paying or reduce the amount of interest paid to us, our interest income would suffer. The market risks associated with our investment portfolio may have an adverse effect on our results of operations, liquidity and financial condition.

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

We have not carried out any analysis as to whether we have met the COT or, failing the COT, the SBT over relevant periods. In addition, future shareholding changes may result in a significant ownership change for us. It is therefore uncertain as to whether any of our tax losses carried forward as of June 30, 2018 will be available to be carried forward and available to offset our assessable income, if any, in future periods.

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

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. What constitutes a trade secret and what protections are available for trade secrets varies from state to state in the United States and country by country worldwide. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets can be difficult to detect, could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, others may independently discover our trade secrets and proprietary information. For example, the FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA's disclosure policies may change in the future, if at all.

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

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. If we fail to obtain a required license, we may be unable to effectively market product candidates based on our technology, which could limit our ability to generate revenue or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

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

For example, we sometimes collaborate with U.S. and foreign academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution's rights in technology resulting from the collaboration. Regardless of such right of first negotiation for intellectual property, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program.

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

We are a party to license agreements that require us to remit royalty payments and other payments related to in-licensed intellectual property. Under our in-license agreements, we may pay up-front fees and milestone payments and be subject to future royalties. We cannot precisely predict the amount, if any, of royalties we will owe in the future, and if our calculations of royalty payments are incorrect, we may owe additional royalties, which could negatively affect our results of operations. As our product sales increase, we may, from time to time, disagree with our third-party collaborators as to the appropriate royalties owed, and the resolution of such disputes may be costly, may consume management's time, and may damage our relationship with our collaborators. Furthermore, we may enter into additional license agreements in the future, which may also include royalty, milestone and other payments.

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

Certain of our key employees and personnel are or were previously employed at universities, medical institutions or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee's former employer or other third parties. Litigation may be necessary to defend against these claims. Furthermore, universities or medical institutions who employ some of our key employees and personnel in parallel to their engagement by us may claim that intellectual property developed by such person is owned by the respective academic or medical institution under the respective institution intellectual property policy or applicable law. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs, be a distraction to management and other employees, and damage our relationships with the academic and medical institutions.

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

An important change introduced by the Leahy-Smith Act is that, as of March 16, 2013, the United States transitioned to a "first-to-file" system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. It is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

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

Prior to our U.S. initial public offering, our securities were not listed on any U.S. stock exchange, we were not a reporting company under the Exchange Act and there had been only a limited public market in the United States for the ADSs and no public market in the United States for the Warrants. Although the ADSs and Warrants are listed on The NASDAQ Capital Market, if an active public market in the United States for the ADSs and Warrants does not continue to develop, the market price and liquidity of the ADSs and Warrants may be adversely affected. The initial public offering price for the ADSs and Warrants was determined by negotiation between us and the underwriter. The price at which the ADSs are traded has declined below the initial public offering price, and the price at which the Warrants are traded has not exceeded the Warrant exercise price. The ADS price and/or the Warrant price may continue to decline, which means you may experience a decrease in the value of your ADSs and Warrants regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company's securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could cause us significant financial harm.

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

As a foreign private issuer whose ADSs and Warrants are listed on NASDAQ, we will be permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ requirements. For example, we may follow home country practice with regard to the composition of the board of directors and quorum requirements applicable to shareholder meetings. A foreign private issuer must disclose in its annual reports filed with the SEC the requirements with which it does not comply followed by a description of its applicable home country practice. The Australian home country practices described above may afford less protection to holders of the ADSs and Warrants than that provided under NASDAQ rules. See Item 16G “Corporate Governance.”

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act, that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a U.S. company whose securities are registered under the Exchange Act, nor are we required to comply with the SEC's Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

If we lose our status as a "foreign private issuer", then we will be subject to additional reporting obligations and costs like a U.S. domestic issuer under U.S. securities laws.

As discussed above, as long as we are a foreign private issuer, we are exempt from certain rules under the Exchange Act. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter.

If we were to lose that status, then the exemptions under the Exchange Act that we currently enjoy would no longer be available and, as a result, our costs for complying with the requirements of the Exchange Act would increase.

We are an "emerging growth company" (as defined in the JOBS Act) and the reduced disclosure requirements applicable to emerging growth companies may make the ADSs or Warrants less attractive to investors and, as a result, adversely affect the price of the ADSs or Warrants.

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

Section 404(a) of the Sarbanes-Oxley Act requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we rely on the exemption provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until such time as we are no longer an emerging growth company and are an accelerated or large accelerated filer.

The presence of any material weaknesses in our internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management's attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

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

•

We and the ADR depositary may amend or terminate the deposit agreement without the ADS holders' consent in a manner that could prejudice ADS holders. We may also amend the ADS Warrant Agent Agreement without the consent of any Warrant holder for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the ADS Warrant Agent Agreement or adding or changing any other provisions with respect to matters or questions arising under that agreement as we and the Warrant Agent deem shall not adversely affect the interest of the Warrant holders. We may also modify or amend the ADS Warrant Agent Agreement in other respects with the vote or written consent of the holders of at least 65% of the then outstanding Warrants.

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

As a holder of ADSs (and not the ordinary shares underlying your ADSs), we will not treat you as one of our shareholders, and you will not be able to exercise shareholder rights. The ADR depositary will be the holder of the ordinary shares underlying your ADSs, and ADS holders will be able to exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares will receive notice of shareholders' meetings by mail and will be able to exercise their voting rights by either attending the shareholders meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide notice to the ADR depositary of any such shareholders meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date. If we so instruct, the ADR depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders as soon as practicable after receiving notice from us of any such meeting. To exercise their voting rights, ADS holders must then instruct the ADR depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the ADR depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADSs for which the ADR depositary fails to receive timely voting instructions will not be voted.

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

If we are classified as a "passive foreign investment company," then our U.S. shareholders could suffer adverse tax consequences as a result.

Generally, if, for any taxable year, at least 75% of our gross income is passive income or at least 50% of the average quarterly value of our gross assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, a U.S. holder of our ordinary shares or ADSs may suffer adverse U.S. federal income tax consequences, including having gains realized on the sale of our ordinary shares or ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares or ADSs by individuals who are U.S. holders, and having interest charges added to their tax on distributions from us and on gains from the sale of our ordinary shares or ADSs. See Item 10.E “Additional Information – Taxation.”

We believe we were likely a PFIC in fiscal 2018 and fiscal 2017. This arose due to the decline in the value of our shares and the fact that the applicable PFIC rules treat our working capital as a passive asset for purposes of the PFIC asset test.

We do not intend to provide U.S. holders with the information that would permit such investors to make a qualified electing fund, or QEF, election. However, U.S. holders may be able to make a timely "mark-to-market" election that would mitigate some of the adverse U.S. tax consequences associated with our PFIC status. U.S. holders should discuss this with their tax advisors.

We also note that U.S. holders in a PFIC are subject to additional U.S. information reporting rules. If a U.S. holder owns ordinary shares, ADSs or Warrants during any year in which we were a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a PFIC or Qualified Electing Fund), generally with the U.S. holder's federal income tax return for that year. Since our fiscal year ends June 30, calendar year U.S. holders would typically need to file the IRS Form 8621 with their 2017 U.S. federal tax return. Any new U.S. holders that acquired our stock in the past year should consider whether they can (or wish to) make a timely PFIC mark to market election with their 2016 or 2017 U.S. federal tax return. Since the PFIC tests are applied only at the end of a taxable year, no assurance of our PFIC status can be provided for fiscal 2018 or future years. We strongly urge U.S. holders to discuss this matter with their tax advisors.

If a U.S. person is treated as owning at least 10% of our equity, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our equity, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any).  If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation) with respect to such United States shareholders, such that these United States shareholders will be subject to the controlled foreign corporation rules.  A United States shareholder of a controlled foreign corporation may be required to annually report and include in such shareholder's U.S. taxable income such shareholder's pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions.  An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with the foregoing obligations may subject you to significant monetary penalties and may prevent the statute of limitations from starting with respect to your U.S. federal tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any of such controlled foreign corporations, or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.  United States investors should consult their own tax advisors regarding the potential application of the foregoing rules to its investment in ordinary shares, ADSs and Warrants.

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

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person's voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders', ADS holders' or Warrant holders' opportunity to sell their ordinary shares, ADSs or Warrants and may further restrict the ability of our shareholders, ADS holders and Warrants holders to obtain a premium from such transactions. See Item 10.B “Additional Information – Memorandum and Articles of Association.”

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

Benitec Biopharma Limited was incorporated under the laws of Australia in 1995 and has been listed on the Australian Securities Exchange, or ASX, since 1997. Since we were incorporated in Australia in 1995, we have devoted the majority of our resources to development efforts relating to ddRNAi. While we have established some licensing arrangements, we do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily from private placements of ordinary shares, including A$31.5 million of gross proceeds raised from private placements in February 2014 as well as A$8.1 million of aggregate gross proceeds raised from private placements to Nant Capital in October 2016 and March 2017, and from our U.S. initial public offering in August 2015, the gross proceeds of which equaled US$13.8 million (A$18.84m). We have also been awarded research and development grants from the Australian federal government, totaling A$3.6 million in fiscal 2016, A$10.5 million in fiscal 2017 and we expect to receive A$4.0 million in 2018. We have earned licensing revenue from licensing our ddRNAi technology to five biopharmaceutical companies, totaling A$0.3 million in fiscal 2017 and A$0.4 million in fiscal 2018.

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

In November 2014, we entered into a collaboration research and license agreement with 4DMT to develop a delivery vector for a ddRNAi-based therapy that we are developing for the treatment of wet AMD, which is designated BB-201.

In August 2015, we completed our U.S. initial public offering in which we issued 30,000,000 ordinary shares (represented by 1,500,000 ADSs) and 575,000 Warrants. The ADSs and Warrants are listed on The NASDAQ Capital Market.

In October 2016, we entered into a strategic engagement with Nant Capital. The strategic engagement included a scientific collaboration in clinical programs and an immediate private placement to Nant Capital, LLC of 29,305,819 ordinary shares in Benitec, representing 19.9% of our outstanding capital (for a post-issuance holding of 16.7%). The shares were priced at A$0.0895 per share, representing the 7-day volume weighted average price of the ordinary shares on the ASX prior to the execution of a share purchase subscription agreement. We received A$2.62 million in gross proceeds from Nant Capital in connection with the October 2016 issuance.

In March 2017, an additional 29,305,819 fully paid ordinary shares were issued to Nant Capital at A$0.1859 per share. We received A$5.45 million in gross proceeds from Nant Capital in connection with the March 2017 issuance.

In May 2018, we issued 15,444,020 fully paid ordinary shares representing 772,201 American Depositary Shares (ADS) at a market price of A$0.17 per share to Highbridge Capital Management LLC ("Highbridge"). We received A$2,625,483 in gross proceeds. On June 4, 2018, we issued 36,442,672 in a 1-for-2 entitlement offer, with Nant Capital subscribing 29,305,819 ordinary shares. We received A$6,195,254 in gross proceeds. As a result of the institutional placement and the entitlement offer, Nant Capital increased its holding to 34.21% of Benitec's issued capital.

In fiscal 2018, we underwent a restructuring of our management team. In January 2018, Dr. Cliff Hollway resigned as Chief Business and Operations Officer. In June 2018, Mr. Greg West resigned as Chief Executive Officer and Company Secretary. Mr. West was replaced by Dr. Jerel Banks as Chief Executive Officer and by Mr. Oliver Kidd, as Company Secretary. In June 2018, Ms. Megan Boston was appointed to the role of Executive Director as Head of Operations Australia. In June 2018, Dr. David Suhy resigned as Chief Scientific Officer. This restructuring, together with the partnership with Axovant Sciences, is part of our strategy to redefine the core proprietary programs on which we will focus our efforts.

Our headquarters are located at 99 Mount Street, Suite 1201, North Sydney, New South Wales, 2060 Australia. Our telephone number is +61 2 9555 6986. Our website address is www.benitec.com.   Our agent for service of process in the United States is Tacere Therapeutics, Inc., 3940 Trust Way, Hayward, CA 94545.

B.	Business Overview.

Overview

Benitec Biopharma is a clinical-stage biotechnology company focused on the development of novel genetic medicines.  The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration.

The ddRNAi-based genetic medicines under development by Benitec represent a pipeline of proprietary and partnered product candidates that can, potentially, be used to meaningfully improve upon the existing standards of care for chronic and life-threatening human diseases. The primary research and development efforts of the Company have been directed towards disorders that include head and neck squamous cell carcinoma, or HNSCC, oculopharyngeal muscular dystrophy, or OPMD, wet age-related macular degeneration, or AMD, and hepatitis B. Moreover, research and development aimed at the development of ddRNAi-based therapeutics for new programs partnered with Axovant Sciences are expected to begin during fiscal 2019. See "Collaboration Programs with Axovant" below in this section for more information.

Through the combination of the targeted gene silencing effect of RNAi together with the durable gene expression associated with the use of modified viral vectors, ddRNAi has the potential to produce durable silencing of disease-causing genes following a single administration of the proprietary genetic medicine. This novel attribute of the investigational agents emerging from the platform could facilitate the achievement of robust clinical activity while greatly reducing the dosing frequencies traditionally expected for medicines employed for the management of chronic diseases. Additionally, the establishment of chronic gene silencing via ddRNAi-based genetic medicines could significantly reduce the risk of patient non-compliance during the course of medical management of potentially fatal disorders.

We will require additional financing to progress our product candidates through to key inflection points. In addition, we have licensed our ddRNAi technology to other biopharmaceutical companies whose pipeline programs are progressing towards, or are in, clinical development for applications including HIV/AIDS, and cancer immunotherapy.

Our objective is to become the leader in discovering, developing, clinically validating and commercializing ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations and, as a result, provide a better life for patients with these diseases.

Many human diseases are known to be caused by the inappropriate expression of a gene or multiple genes. It has been observed that RNAi is a potential mechanism to specifically turn off, or silence, genes whose sequences are known. Thus, RNAi can potentially be used to treat or cure diseases with a genetic basis by targeting a specific region of the molecular sequence of the disease-causing gene. RNAi is potentially applicable to over 20,000 human genes and a large number of disease-causing microorganism-specific genes. The mechanism of action of RNAi involves the introduction of pre-synthesized complexes of duplex short interfering RNA, or siRNA, into a cell. The siRNA's sequence is constructed to match a short region of the target gene. The siRNA is processed by the cell's own enzymes to destroy the target gene's messenger RNA, or mRNA, thus preventing the disease-causing gene from being expressed. This occurs as long as the siRNA remains prevalent in the cell.

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

Our ddRNAi technology differs from the standard siRNA approach and is designed to utilize the specificity and gene silencing effect of RNA interference while overcoming many of the limitations associated with the ongoing administration of siRNA. Our ddRNAi approach combines the specificity of gene silencing using RNAi with the delivery capability of gene therapy vectors. Unlike siRNA, our ddRNAi technology starts with a DNA construct. Gene therapy vectors, which are carrier molecules, often viruses, that deliver genetic material into the cell, are used to deliver the DNA construct to the nucleus of the targeted cells. The DNA construct then generates double-stranded short hairpin RNAs, or shRNAs, which are processed by the cell resulting in the conversion of the shRNA into siRNAs, which in turn silence the disease-associated genes. Advantages of our ddRNAi approach include:

•

when paired with gene therapy delivery vectors, ddRNAi is designed to produce sustained, long-lasting silencing of the disease-causing gene, following a single administration, leading to the potential for "one shot" cures for a wide range of diseases, which could eliminate the requirement for patient compliance to take regular doses of medicine for long-term management of their disease;

•	ddRNAi technology can potentially use a range of clinically validated gene therapy vectors, enabling it to target a wide range of tissues, including, but not limited to, the liver;
•

because ddRNAi uses the cell's own transcriptional mechanisms to produce shRNA, a constant level of shRNA can potentially be produced so that intracellular levels of siRNA do not fall below threshold levels required for disease suppression;

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

For selected product candidates, at the appropriate stage, we may collaborate with large pharmaceutical companies to further co-develop and, if approved, commercialize our ddRNAi products to achieve broad product distribution. For certain disease indications we deem to be outside of our immediate focus, we will continue to out-license, where appropriate, applications of our ddRNAi technology for the development of a range of therapeutics, which we believe could provide further validation of our technology's potential to address numerous diseases.

Our cash and cash equivalents will advance our product candidates for HNSCC, AMD and hepatitis B. We expect that our cash expenditures to particular product candidates would be reduced to the extent we enter into collaborative partnerships.

Head and Neck Squamous Cell Carcinoma - HNSCC

In October 2016, we entered into a strategic relationship with Nant Capital. As part of that strategic relationship, we issued Nant Capital a total of 58,611,638 of our ordinary shares for a combined total consideration of A$8.1 million in private placements in October 2016 and March 2017. In December 2016, we entered into an exclusive sublicense agreement with NantWorks, LLC, or NantWorks, an affiliate of Nant Capital, pursuant to which we acquired rights to intellectual property, including preclinical and clinical data, relating to a product candidate, now named BB-401, for the treatment of HNSCC. In January 2017, we entered into a research collaboration agreement with Nant Capital pursuant to which we will manage the clinical development of BB-401, a recombinant DNA construct that produces an antisense RNA with specificity against Epidermal Growth Factor Receptor, or EGFR, for the treatment of HNSCC. EGFR is the cell-surface receptor for members of the epidermal growth factor family of extracellular protein ligands. EGFR is a well-validated oncology target and has been shown to be a key driver of the growth of HNSCC lesions with more than 80% of HNSCC lesions exhibiting significantly elevated levels of EGFR versus concentrations found in non-malignant tissues. The mechanism of action of BB-401 is considered to be post-transcriptional gene silencing.

We have also initiated a discovery stage program, called BB-501, using our ddRNAi platform to develop follow-on ddRNAi DNA constructs designed to target EGFR. The research collaboration agreement with Nant Capital allocates the A$5.4 million received from Nant Capital in the March 2017 private placement to the development of BB-401 for the treatment of HNSCC and to the development of BB-501, a ddRNAi product candidate for the treatment of HNSCC. Nant Capital will have a controlling vote on the joint steering committee that directs and oversees such development of BB-401 and BB-501 until those funds have been expended. We expect to use the clinical data obtained from the BB-401 program to inform the development of this follow-on product candidate. Our goal in that development is to increase the efficacy of target EGFR silencing using our ddRNAi technology. In March 2018, we commenced a Phase II study designed to explore the safety, tolerability and efficacy of BB-401

We expect to use the clinical data obtained from the BB-401 program to inform the development of this follow-on product candidate. Our goal in that development is to increase the efficacy of target EGFR silencing using our ddRNAi technology.

Oculopharyngeal Muscular Dystrophy - OPMD

Our product candidate for the treatment of OPMD is BB-301 (now AXO-AAV-OPMD). In April 2017, in vivo efficacy data using a dual AAV vector system were published in the scientific journal, Nature Communications. These results, which come from a collaboration with the Royal Holloway University in London, demonstrated that a dual vector approach to 'silence and replace' the mutant poly-A binding protein N1, or PABPN1, gene could correct many of the key clinical features of OPMD in A17 mice. The A17 mouse model is a well validated in vivo system that mimics most of the features of human OPMD patients. We believed these results supported our technology's design to 'silence' the expression from a mutant gene and concomitantly express a normal copy of that same gene to restore function. Therefore, in August 2017, we announced a new vector designed to ‘silence and replace’ the disease-causing gene in a single construct similar to the dual vector system in which the ‘silence’ and ‘replace’ are delivered in separate vectors.  We believe a single vector product would simplify the regulatory process and reduce the complexity of the clinical strategy for the type of product candidate we are developing. In line with our development strategy, in July 2018, we entered into a license agreement with Axovant Sciences ("Axovant"). In particular, this agreement allows us to enhance AXO-AVV-OPMD as a single vector gene therapy construct system which uses the unique "silence-and-replace" methodology we have been developing. We believe this agreement will further the development of our core "silence-and-replace" platform - See Item 10C "Material Contracts" for a summary of our agreement with Axovant.

Wet Age-related Macular Degeneration - AMD

Our AMD product candidate, BB-201, is comprised of a novel adeno associated virus, or AAV, capsid that delivers a recombinant DNA cassette engineered to express steady state levels of three shRNA that inhibit vascular endothelial growth factor-a, or VEGF-a, vascular endothelial growth factor-b, or VEGF-b, and placental growth factor, or PlGF, three clinically validated genes whose inappropriate expression is shown to lead to the progression of wet AMD. We have established collaborations with third parties to use directed evolution to identify novel viral capsids with the potential for delivery to the retinal cells that express these proteins using direct intravitreal injection, a commercially attractive route of administration. In 2017 we tested the efficacy of our vectors and the selected capsids in a laser-induced model of neovascularization in non-human primates. After completion of molecular analyses from this study, we determined that additional work will be required if we are to continue the development of the AMD program.

Hepatitis B

We are also developing BB-103 (previously known as BB-HB-331) for the treatment of the hepatitis B virus, or HBV. HBV is a small DNA virus that, according to the World Health Organization, or WHO, infects up to 240 million people worldwide and results in up to 780,000 deaths per year. Infection with HBV occurs in phases ranging from a silent, acute phase that may be resolved by the immune system, to a persistent chronic infection requiring life-long therapy. In the case of a chronic HBV infection, the presence of viral particles and proteins, particularly the s-antigen, causes hepatic inflammation leading to liver dysfunction, acute hepatic failure, cirrhosis or hepatocellular carcinoma. Patients suffering from HBV have limited treatment options from therapies consisting of antivirals and, less commonly, interferon therapy. These treatments require adherence to strict recurrent treatment regimens, may cause HBV to mutate and develop antiviral drug resistance, and may only provide viral suppression through the course of administration, and not a cure. The long-term use of interferon, particularly in high doses, may also be associated with significant side effects, including nausea, vomiting, shortness of breath, dizziness and fatigue, that can cause patients to deviate from the course of treatment. There is a need for safe and convenient novel therapeutics that restore host immune response through targeted HBV surface antigen, or HBsAg, knockdown offering HBV patients the potential for ‘functional cures' by eliminating virus producing cells. BB-103 is designed to be a single administration ddRNAi-based therapy that is delivered using a gene therapy vector that targets the liver and inhibits viral replication and s-antigen production on a long-term basis. We believe that combining BB-103 with a nucleoside inhibitor, or NUC, a class of drug currently used to treat HBV in infected individuals, will help spur the patient’s own immune system to produce anti-s-antigen antibodies and may eliminate their requirement for daily antiviral treatments to control the disease.

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

In April 2017, we completed a pre-IND submission with the FDA in which the feedback provided by the agency included a defined path towards the clinic. We have been working with opinion leaders and clinicians to finalize the study design. In October 2017, we were granted a new patent in the US regarding our HBV program with respect to the use of the RNAi agent to treat Hepatitis B infection. The Company is seeking partnerships to support the progression of BB-103 into the clinic.

We have completed a Phase I/IIa clinical trial for our now discontinued product candidate, TT-034, which we were developing to treat patients chronically infected with the most common genotype of HCV, before winding down the program for commercial reasons. We believe the clinical trial results for TT-034 provide support for the safety of our platform technology.

Collaboration Programs with Axovant

In July 2018, we also entered into a collaboration agreement that will allow us and Axovant to collaborate on five research plans regarding investigational gene therapy products for neurological disorders. Axovant will fully fund each of the five research plans and will have exclusive global rights to products developed under these research plans. The first investigational gene therapy product will focus on developing a single vector silence-and-replace gene therapy product targeting the C9orf72 gene, which is associated with amyotrophic lateral sclerosis (ASL) and frontotemporal dementia (FTD) - See Item 10C "Material Contracts" for a summary of our agreement with Axovant.

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
•

a pipeline of programs focused on life threatening or chronic diseases with either large patient populations, including hepatitis B and AMD, or rare disease status potentially supporting an orphan drug classification;

•

collaborations with third parties to expand the technology platform and develop additional expertise in DNA delivery technologies, in scalable manufacturing, in DNA construct design and in developing related diagnostics to help identify the most appropriate patient populations to benefit from these novel treatments;

•

out-licensing agreements with third parties utilizing our ddRNAi technology to develop therapies outside of our core research areas, which we believe could provide further validation of our technology's potential to address numerous diseases;

•	our development team has significant experience in designing and developing ddRNAi therapeutics;
•	ability to leverage our gene therapy expertise to develop additional gene silencing therapeutics, including our EGFR antisense RNA product; and
•

rights to intellectual property that includes a patent portfolio protecting our ddRNAi technology platform in numerous jurisdictions through 2019, and a growing portfolio of patents protecting improvements to our ddRNAi technology and product candidates in numerous jurisdictions through at least 2025.

Our Strategy

Benitec endeavours to become the leader in discovering, developing, and commercializing ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need. The following strategy has been put in place to drive the company towards these goals:

•	Selectively develop proprietary and partnered pipeline programs

Benitec will continue to enroll patients onto the BB-401 Phase II clinical study. BB-401, the EGFR-targeted antisense RNA product, is undergoing clinical evaluation in a Phase II study for the treatment of patients with advanced HNSCC.  BB-401 is a plasmid-derived antisense agent and, as such, is fundamentally aligned with the internal research and development expertise of the Benitec team which has historically focused on the discovery and development of gene therapy and gene silencing agents. BB-401 functions via post transcriptional gene silencing and could, potentially, provide compelling proof-of-concept data to support the development of a ddRNAi-based second generation therapeutic to treat patients with HNSCC and other advanced solid tumors.

Benitec will work in concert with Axovant Sciences to complete the preclinical development work and the core development work underlying the achievement of FDA-compliant chemistry, manufacturing, and controls-related processes and Good Manufacturing Practices for AXO-AAV-OPMD (formerly designated as BB-301).

Preclinical research efforts supporting the development of proprietary ddRNAi-based therapeutics targeted towards the treatment of HBV and AMD have continued, and research and development activities geared towards the development of ddRNAi-based therapeutics for the five programs partnered with Axovant Sciences, C9orf72 gene-related ALS and FTD, are slated to begin over the coming months - See Item 10C "Material Contracts" for a summary of our agreement with Axovant.

•	Identify new clinical indications for which our proprietary ddRNAi-based genetic medicines have a high probability of biological, clinical, and commercial success

Following the recent restructuring of the management team, and the execution of the transformative research, development, and commercial partnership with Axovant Sciences, the senior leadership team of Benitec will work to redefine the core proprietary programs on which our efforts will focus.

Benitec will provide additional details on the strategic direction of the research and development efforts of the Company over the next six months.

•

Continue to explore and secure research and development partnerships with global biopharmaceutical companies supported by the differentiated nature of our scientific platform and intellectual property portfolio

Our senior leadership team will continue to explore partnership opportunities with global pharmaceutical companies, as we expect the unique attributes of the proprietary ddRNAi approach and the breadth of potential clinical applications to support the formation of collaborations over a broad range of disorders with significant unmet medical need. Our development team has significant experience in designing and developing ddRNAi therapeutics.

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

The mechanism of action of RNAi involves the introduction of siRNA into a cell. The siRNA's sequence is constructed to match a short region of the target gene. The siRNA is processed by the cell's own enzymes to destroy the target gene's mRNA, thus preventing the disease-causing gene from being expressed. This occurs as long as the siRNA remains prevalent in the cell. In the standard RNAi approach, siRNA is produced synthetically in the laboratory and introduced into the target cell either by chemical modification of the RNA or by a range of delivery materials. A number of other companies, including Alnylam, Arbutus, and Dicerna, utilize this approach in their RNAi product candidates.

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

The vector can be given intravenously or injected directly into a specific tissue in the body, where it enters individual cells. Alternatively, a sample of the patient's cells can be removed and exposed to the vector in a laboratory setting. The cells containing the vector are then returned to the patient where they produce the expressed RNA or protein.

ddRNAi

Our ddRNAi technology utilizes DNA as the therapeutic molecule designed to generate shRNAs continuously in the target cell. A range of viral and non-viral gene therapy vectors can be used to deliver the DNA construct into the cell's nucleus. Once delivered, the DNA sequence codes for specific shRNAs, which are then processed by the cell's endogenous machinery into siRNA. The siRNA created by the cell then completes the RNAi cycle described above by cleaving the mRNA of the target gene thus preventing the disease-causing gene from being expressed.

Figure 2. The ddRNAi approach.

A DNA construct is delivered to the target cell's nucleus by a gene therapy vector (A) such as an AAV. Once in the nucleus, the DNA construct continuously produces shRNAs (B) which are processed by an enzyme called Dicer into siRNAs (C). The processed siRNA is incorporated into RISC and silences the target gene using the same mechanism shown in Figure 1.

Our Pipeline

We are developing a portfolio of product candidates based on our proprietary ddRNAi gene silencing technology focused on chronic and life-threatening conditions with disease-associated genes.

In-House Programs

The following table sets forth our product candidates and their development status.

Our cash and cash equivalents will advance our product candidates for HNSCC, AMD and hepatitis B. We expect that our cash expenditures to particular product candidates would be reduced to the extent we enter into collaborative partnerships. Our hepatitis C program was terminated in February 2016.

BB-401 and BB-501 for the Treatment of HNSCC

Overview

BB-401 is a DNA plasmid that expresses an antisense RNA molecule targeting the EGFR mRNA, thus, preventing its translation into its cognate protein via post-transcriptional gene silencing. Benitec acquired the rights to BB-401 from Nant Capital in 2016, and BB-401 is currently undergoing clinical evaluation in a Phase 2 study in patients with advanced HNSCC. EGFR is the cell-surface receptor for members of the epidermal growth factor family, or EGF family, of extracellular protein ligands. EGFR is a well-validated oncology target and has been shown to be a key driver of the growth of HNSCC lesions with more than 80% of HNSCC lesions exhibiting significantly elevated levels of EGFR versus concentrations found in non-malignant tissues.

Head and neck cancers often begin in the moist mucosal surfaces inside the head and neck, such as inside the mouth and the throat.  The global incidence of HNSCC is expected to increase from approximately 119,000 cases in 2016 to over 136,000 cases in 2026.  Squamous cell carcinoma of the head and neck accounts for more than 90% of all head and neck cancers, and more than 50% of HNSCC patients present with Stage III or higher disease (locally advanced or metastatic), which has higher potential for progression and recurrence.  For patients with recurrent of metastatic HNSCC the median overall survival is 7.8 months and the five-year survival rate is 3.6%.

Total drug sales in the HNSCC markets in the seven major markets (United States, France, Germany, Italy, Spain, United Kingdom and Japan) are expected to increase from $579.4 million in 2016 to just over $4.1 billion in 2026, at a Compound Annual Growth Rate (CAGR) of 21.6% (GlobalData Report (March 2018): Head and Neck Squamous Cell Carcinoma – Opportunity Analysis and Forecast to 2026).

Our HNSCC Therapeutic – BB-401

BB-401 drives the expression of a 39-base pair oligonucleotide that is an antisense molecule to EGFR mRNA, and this investigational agent is currently being developed for the treatment of recurrent or metastatic HNSCC in patients who have failed all available standard therapies. Treatment comprises antisense DNA molecules that correspond to a 39-base pair sequence of DNA derived from human EGFR contained within a plasmid construct.  BB-401 plasmids containing the EGFR-targeted antisense DNA will be injected into malignant tumors of patients with advanced HNSCC. BB-401 will be administered weekly as a direct intratumoral injection.

Ongoing Development Plans for BB-401

The first Phase 1 study involved 20 patients with lesions that were unresponsive to standard anti-cancer therapies. In this study, BB-401 (referred to as EGFR-AS) was administered to target malignant lesions once per week for four weeks. Seventeen patients completed the planned, four-week, course of dosing and were evaluable for response to therapy. Key observations of this study included:

•	Disease responses described below as defined by reductions in the sizes of the injected malignant lesions.
•

Five of the patients experienced an Objective Response which provides for an Objective Response Rate of 29.4%. Two patients experienced a 100% reduction in the size of the injected lesions by Response Evaluation Criteria in Solid Tumors, or RECIST, leading to a Complete Response Rate of 11.8%, and three patients experienced Partial Responses which is defined by a reduction in the size of the injected lesion of 30% or greater by RECIST, and these data supported a Partial Response Rate of 17.6%.

•	Additionally, two patients had reductions in the sizes of the injected lesions of between 19%-to-29% of the original size, defined as a Stable Disease Rate of 11.8%.
•	These data demonstrated that seven patients, or 41.2% of the evaluable clinical trial participants, achieved a definable Clinical Benefit.
•	The mean duration of anti-tumor response was 6.5 months.
•	No grade 3 or grade 4 dose-limiting toxicities were noted in the Phase I study.

A second Phase 1 study of 6 patients evaluated the potential for BB-401 to improve the efficacy of an existing multi-agent anti-cancer treatment regimen comprised of cetuximab along with intensity-modulated radiotherapy, which has been approved for treatment of locally or regionally advanced HNSCC. The combination of cetuximab with radiation therapy has a demonstrated Objective Response Rate of 74%. In five of six patients treated with BB-401 in combination with radiation therapy and cetuximab the Objective Response rate was 83%.

Key milestones achieved and next steps include:

•

The Company is investigating the single agent activity of BB-401 in a Phase II clinical study which is designed as an open label study to explore the safety, tolerability and efficacy of BB-401 following intratumoral injections.  The Phase 2 study patients are refractory to all standard therapies such as surgery, chemotherapy and immunotherapy. The study is being conducted at 5-to-8 sites in Australia and Russia. As of June 30, 2018, all regulatory and ethics committee approvals have been received in Australia and Russia and the study is underway.

•

In parallel to returning BB-401 to the clinic, the Company has initiated a discovery stage program using its proprietary ddRNAi platform, to develop follow-on anti-EGFR strategies. The clinical data obtained from the BB-401 program will be used to inform the development pathway of BB-501 and ddRNAi therapeutic designed to silence the expression of EGFR. It is thought that the efficiency of target knockdown will be significantly greater with RNA interference as opposed to the post transcriptional gene silencing mechanism of BB-401.

As EGFR is a key oncoprotein in many epithelial malignancies, Benitec intends to explore other potential clinical indications, including rare cancers.

Our ddRNAi-based HNSCC Therapeutic – BB-501

We intend to use our ddRNAi proprietary technology to develop BB-501, which is designed to silence the expression of EGFR. The clinical data obtained from the past and our planned future clinical trials for BB-401 will be used to inform the development pathway for BB-501. Our hypothesis is that, if EGFR can be silenced, then the HNSCC lesions may shrink or could possibly be eradicated completely because EGFR has been shown to be a driver of HNSCC legion growth. As of June 30, 2018, selection and optimization of shRNAs was completed and in vivo testing in mouse xenograft models in order to test for in vivo efficacy continues. We anticipate IND-enabling studies for BB-501 may be initiated in calendar 2019.

AXO-AAV-OPMD for Treatment of Oculopharyngeal Muscular Dystrophy

We are developing AXO-AAV-OPMD for the treatment of OPMD, an autosomal-dominant inherited, slow-progressing, late-onset degenerative muscle disorder that usually starts in patients during their 50s or 60s. The disease is manifested by progressive swallowing difficulties, or dysphagia, and eyelid drooping, or ptosis, due to specific effects on the pharyngeal and cricopharyngeal muscle, which is located at the top of the esophagus. The disease is caused by a specific mutation in the poly(A)-binding protein nuclear 1, or PABPN1, gene. The main pathological characteristic of OPMD is the presence of dense intranuclear inclusions of mutated PABPN1 protein.

AXO-AAV-OPMD utilizes a "silence and replace" approach designed to silence the mutant PABPN1 gene with a ddRNAi construct and replace the mutant gene with the normal PABPN1 gene, delivered with an AAV vector.

OPMD is a rare disease and has been reported in at least 33 countries. Patients suffering with OPMD are well identified and are aggregated in particular regions, which we believe should simplify clinical development and commercialization of AXO-AAV-OPMD, if it is approved. The largest OPMD cluster is in the French-Canadian population, with estimated prevalence of one in every one thousand people, and its highest prevalence is among Bukhara Jews living in Israel, where it affects one in six hundred people. In Europe, the estimated prevalence is one in one hundred thousand people. The relatively low abundance of patients afflicted by this disease allows this indication to be characterized as a rare disease. In January 2017, the European Commission granted orphan drug designation for AXO-AAV-OPMD as an orphan medicinal product for the treatment of OPMD. In January 2018, AXO-AVV-OPMD received orphan drug designation in the United States. In July 2018, we licensed AXO-AAV-OPMD to Axovant for continued development.

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

The Institut de Myologie in Paris has undertaken a Phase I/II trial of a cell transplantation therapy, grafting autologous myoblasts isolated from spared muscles into the pharyngeal muscle. This is a significantly invasive procedure requiring surgery in two different sites of a patient's body.

Our ddRNAi-Based OPMD Therapeutic — AXO-AAV-OPMD

We are developing AXO-AAV-OPMD, a single administration ddRNAi-based gene therapy, to correct the gene defect which causes the disease and to address many of the limitations of therapeutic approaches currently available and those in development for OPMD. AXO-AAV-OPMD is a monotherapy delivered using an AAV vector and is designed to silence the expression of the mutant PABPN1 gene in esophageal muscle cells of OPMD patients while simultaneously introducing a silencing-resistant normal form of the gene to restore its original function. We believe OPMD is well suited for this "silence and replace" approach since the genetic mutation is well characterized and the target tissue is relatively small. Once validated, we believe a similar approach could be applied to other inherited disorders.

AXO-AAV-OPMD —Design and Mechanism of Action

AXO-AAV-OPMD is designed to target three distinct regions of the PABPN1 mRNA, by generating three separate shRNAs from a single DNA construct, and to express a silencing-resistant version of the normal PABPN1 gene (Figure 4).

Figure 4. AXO-AAV-OPMD AAV "silence and replace" combination vector

AXO-AAV-OPMD is comprised of a ddRNAi DNA construct expressing three separate shRNAs targeting three separate regions of the PABPN1 gene, designed to silence the defective PABPN1 gene in OPMD patients, combined with a gene expression construct that produces a silencing-resistant version of the normal PABPN1 gene, delivered using an AAV vector.

In collaboration with researchers at the Royal Holloway University of London and the Institut de Myologie in Paris, we have observed effective silencing of the PABPN1 gene in vitro by the ddRNAi construct. Furthermore, we have generated a gene expression construct that produces a silencing-resistant version of the normal PABPN1 gene. The mechanism of action of AXO-AAV-OPMD is shown in Figure 5.

Figure 5. The mechanism of action of AXO-AAV-OPMD

The DNA construct is delivered to the affected muscle cells via an AAV vector. Upon reaching the nucleus, the construct expresses one or two independent shRNAs that are processed by the cell's endogenous machinery to produce siRNAs that cleave the mutant PABPN1 mRNA and silence the expression of the mutant gene. In addition, the PABPN1 gene expression construct expresses a silencing-resistant version of the normal PABPN1 gene, which we believe may promote restoration of muscle function to the cell.

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

Ongoing Development Plans for AXO-AAV-OPMD

In August 2017, following the results of the in vitro studies conducted by researchers at the Royal Holloway University of London and the Institut de Myologie in Paris, we announced our innovative vector design to ‘silence and replace’ the disease-causing gene in a single construct. The single vector system has shown activity consistent with the dual vector system in which the ‘silence’ and ‘replace’ are delivered in separate vectors.

In January 2018, the FDA granted BB-301 (now named AXO-AVV-OPMD) orphan drug designation.

In line with our strategy, in July 2018, we entered into a license agreement with Axovant. Pursuant to the agreement, Axovant has been granted an exclusive license to the global rights for AXO-AAV-OPMD. Under the agreement, Axovant will assume all future development costs. Our collaboration with Axovant allows us to enhance AXO-AVV-OPMD as a single vector gene therapy construct system which uses the unique "silence-and-replace" methodology we have been developing. Axovant plans to initiate a placebo-controlled clinical study in 2019. We believe this agreement will further the development of our core "silence-and-replace" platform. We believe that AXO-AAV-OPMD, as a single vector gene therapy construct system, simplifies the regulatory process and reduces the complexity of the clinical strategy necessary to its development - See Item 10C "Material Contract" for a summary of our agreement with Axovant.

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

AMD is one condition that leads to the deterioration of the eye's macula. The macula is a small area in the retina that is responsible for central vision. AMD is the leading cause of blindness and visual impairment in older adults, often involving blood vessel overgrowth and damage to the retina resulting in the loss of vision in the central visual field. The vascular endothelial growth factor, or VEGF-a, is responsible for stimulating the new blood vessel growth. The disease occurs in two forms, wet and dry. Dry AMD is the most common type of macular degeneration and affects 85% to 90% of the people with AMD. Dry AMD often develops into wet AMD.

Wet AMD is the more advanced type of AMD. In wet AMD, which is also called exudative, or neovascular, AMD, the Bruch's membrane underlying the retina thickens, then breaks. The oxygen supply to the macula is disrupted and, as a result, new abnormal blood vessels grow through the subretinal membrane towards the macula, often raising the retina. The blood vessels are fragile, and often leak fluids that damage the macula. VEGF-a is a key molecule known to stimulate the new blood vessel growth in wet AMD. Although the wet form of the disease affects only 10% to 15% of those who have AMD, wet AMD accounts for 90% of the severe vision loss caused by macular degeneration.

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

We have observed in in vitro studies that BB-201 (Figure 8) is effective at "silencing" the target genes.

Figure 8. Effects of BB-201 on VEGF-a, VEGF-b and PGF in vitro.

VEGF-a

VEGF-b

PGF

A retinal pigment epithelial cell line cultured in vitro was treated with adenovirus harboring the BB-201 expression construct and monitored for up to 144 hours for inhibition of protein (light bars) and mRNA (black bars) as well as expression of the shRNA produced (triangles). "MOI" represents the multiplicity of infection. The production of anti-VEGF-a, VEGF-b and PGF shRNAs inside of the cells correlated with significant silencing of the respective target mRNA.

Ongoing Development Plan for AMD – Development of Novel Delivery Vector

The Company is exploring the development of a ddRNAi-based therapy for the treatment of wet AMD, which is designated BB-201.  The delivery vector for BB- 201 is comprised of a novel AAV capsid that has been developed in collaboration with 4DMT and is designed to deliver ddRNAi constructs to the retina using a direct intravitreal injection. The aim of this program is to develop a therapeutic that provides long-term treatment of AMD from a single intravitreal injection. We believe this could replace the need for regular intravitreal injections of protein based therapeutics into the eye, which is the current standard of care.

We completed in vivo preclinical proof of concept studies in fiscal 2017. In fiscal 2018, we completed the molecular analyses of the retinal tissue from an in-vivo proof of concept study in a non-humane primate. These data indicated that additional optimization work on the BB-201 AMD program was required to progress the program forward. We intend to continue to review these plans internally.

BB-103 for the Treatment of Hepatitis B

We are developing BB-103 for the treatment of HBV.  Results of in vivo and in vitro studies, from December 2016, March 2016 and December 2015, have, we believe, demonstrated the potential utility of an approach that combines RNAi with gene therapy to treat HBV, and we intend to advance the HBV program towards the clinic. However, we will likely need to seek additional financing to support the additional IND-enabling work and to proceed with clinical trials for BB-103.

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

A problem inherent to all of the current HBV antiviral treatment approaches is their inability to achieve a curative outcome. According to a study published in the Journal of Viral Hepatitis in 2014, HBsAg clearance occurs in only 3% of patients treated with a NUC and 7.8% of patients treated with interferon. Sustained suppression of HBV cccDNA by treatment with a NUC is only possible with continued treatment for many years, and clear-cut guidelines on when to stop treatment are not yet available. The study's authors concluded that there is a need for alternative therapeutic approaches such as drugs that can preferentially target stages in the life cycle of HBV, referred to as direct acting anti-virals, or DAAs, as well as new immunotherapeutic approaches. BB-103 is designed to be single administration ddRNAi-based therapy that is delivered using a gene therapy vector that targets the liver and inhibits viral replication and s-antigen production on a long-term basis. We believe that combining BB-103 with a NUC, a class of drugs currently used to treat the HBV in infected individuals, will help spur the patient’s own immune system to produce anti-s-antigen antibodies and eliminate their daily anti-viral treatments to control disease.

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

In vitro Development Highlights

Our bioinformatics analysis of the major HBV genotypes, A through H, has identified several well-conserved regions of the genome for targeting with ddRNAi therapeutics. We have designed numerous shRNAs to target these regions, and we have identified lead candidates based on several factors, including activity, hyperfunctionality, meaning the highest activity at lowest levels, and the ability of the shRNA strand to be incorporated into the cell's natural RNA processing mechanism. The final clinical construct we have chosen is illustrated in Figure 11.

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

Figure 11. The mechanism of action of BB-103

The DNA construct is delivered to the nucleus of hepatocytes via an AAV vector. Upon reaching the nucleus the construct expresses three different types of shRNAs (B) that are processed by the cell's endogenous machinery to produce siRNAs that cleave the HBV mRNA and thus prevent the virus from replicating and producing viral proteins.

In vivo Development Highlights and Ongoing Development Plan for BB-103

Benitec is developing BB-103 for the treatment of HBV. Results of in vivo and in vitro studies, from December 2016, March 2016 and December 2015, demonstrated the potential utility of an approach that combines RNAi with gene therapy to treat HBV. In April 2017, we completed a pre-IND submission with the FDA in which the feedback provided by the agency included details regarding steps required to initiate a clinical trial for BB-103. We have been working closely with key opinion leaders and clinicians to finalize the design of the protocol for the BB-103 human study and we are seeking partnerships to allow us to begin clinical trials for BB-103. In October 2017, we were granted a new patent in the United States regarding our HBV program for the use of the RNAi agent to treat Hepatitis B infection.

TT-034 for the Treatment of Hepatitis C

Hepatitis C is a complex public health problem, characterized by a high prevalence of chronic infection by an RNA virus, an increasing burden of HCV-associated disease, low rates of testing and treatment, and the prospect of increasing incidence associated with injectable drug abuse. According to the WHO, over 170 million individuals worldwide have chronic hepatitis C. Chronic infection can result in cirrhosis and death in 20% of patients due to end-stage liver disease or hepatocellular carcinoma. We have been developing a ddRNAi-based therapeutic, TT-034, for the treatment of the most common genotype of the human hepatitis C virus. We began a Phase I/IIa first-in-human clinical trial of TT-034 in January 2014. Following the commencement of the clinical trial of TT-034, a number of new and effective therapeutics were approved for the treatment of HCV. Competitors' products showed improvements in the efficacy, delivery and success rate of treatments for HCV while, at the same time, reducing the price and duration of their treatments.

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

These results show the administered doses of TT-034 to be well tolerated with no treatment related serious adverse events observed. In the nine patients dosed, one serious adverse event, a pulmonary embolism resulting from a fall, was observed and classified as unrelated to therapy. That event resolved within four weeks. Three other adverse events (diarrhoea, light-headedness and bradycardia) were also observed and considered possibly treatment related. All of those events were mild in nature and resolved completely. No adverse event met the pre-defined criteria for a dose-limiting toxicity. In addition, no T-cell capsid response was seen in any of the subjects, as has been previously reported at similar high dose levels in other companies' systemic trials with AAV. The patients dosed with TT-034 have been followed in a pre-planned safety follow-up study.  In 2018 we received agreement from the FDA to terminate this safety study.

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

Our Out-Licensed Programs

We have licensed our ddRNAi technology to companies who are developing therapeutic programs in two disease areas. These licenses expand the areas and number of ddRNAi-based therapeutics being developed. Each of them provides a potential opportunity for further clinical validation of the technology and potential revenue opportunity. These licenses have been granted to small early-stage biotechnology companies with modest upfront and early development milestone payments and greater milestone payments due upon later-stage program success. Under these agreements, we have received aggregate payments of A$0.33 million and A$0.38 million for the fiscal years ended June 30, 2017, and June 30, 2018, respectively. We do not expect that any milestone payments we may receive in the future will be significant to our business.

HIV/AIDS

In March 2012, we granted a non-exclusive, royalty-bearing, worldwide license to a U.S.-based biotechnology company, Calimmune, Inc., or Calimmune. Under the agreement, Calimmune can develop, use and commercialize ddRNAi to silence up to three targets for the treatment or prevention of HIV/AIDS. Calimmune's approach was developed with core technology from the laboratory of Dr. David Baltimore, a Nobel Laureate in the area of HIV/AIDS, and involves silencing the gene that codes for a receptor protein known as CCR5. Calimmune's HIV/AIDS treatment is known as Cal-1. In August 2017, the CSL Behring subsidiary of CSL Ltd. announced that it will acquire Calimmune Inc. gaining two ex vivo autologous gene therapy candidates and two stem cell therapy technologies.  As part of this deal, CSL Behring also acquired CAL-1, the autologous T cell and blood stem cell therapy in Phase I/II testing to treat HIV infection. The announcement indicated that CSL Behring is evaluating options for developing this candidate, including licensing or partnering as the company is unlikely to develop the candidate on its own.

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

Cancer Immunotherapy

In August 2013, we granted an exclusive, royalty-bearing, worldwide license to a U.S.-based biotechnology company, Regen Biopharma Inc., or Regen, to use ddRNAi for silencing expression of indoleamine 2,3—dioxygenase, or IDO, in dendritic cells. Regen is developing a cancer immunotherapy using the licensed technology. IDO is associated with immune-suppression and is overexpressed in some cancers. Regen has reported preclinical evidence that modification of these cells using ddRNAi targeting the silencing of IDO may significantly enhance their efficacy in cancer immunotherapy. Regen's first treatment, which is for breast cancer, is called dCellVax.

The license provides for modest upfront and milestone payments, payable in cash or stock of Regen's parent company at Regen's discretion, and single-digit percentage royalty payments on net sales. In addition, we receive a percentage of any sub-licensing revenues received. Unless terminated at an earlier date, the license agreement continues until the expiration or termination of all patents subject to the license. We may terminate the license agreement in the event of certain breaches or if Regen has not met a defined sales milestone or commences an action or proceeding with respect to the patent rights. Regen may terminate the license agreement, in whole or in part, at will.

New Areas for ddRNAi Application

We believe the applicability of ddRNAi to disease treatment could be further expanded using a number of strategies that are in the early stages of development. These strategies are summarized below.

Immunotherapies

One approach to immunotherapy involves engineering patients' own immune cells to recognize and attack their tumors. This approach is called adoptive cell transfer, or ACT. ACT utilizes T cells. After isolation from a patient's blood, the T cells are genetically engineered to produce special receptors on their surface called chimeric antigen receptors, or CARs. CARs are proteins that enable T cells to recognize a specific protein, or antigen on tumor cells. These engineered CAR T cells are cultured and expanded in the laboratory and then infused into the patient. After the infusion, the technology relies on the T cells multiplying in the patient's body and, with guidance from their engineered receptor, recognize and kill cancer cells that harbor the antigen on their surfaces.

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

Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. For more information, please see "Risk Factors—Risks Related to Our Intellectual Property."

As of October 2018, we own a total of twenty patent families, of which four are in the provisional phase, six are in the Patent Cooperation Treaty, or PCT, phase and others have progressed to national phase and are under prosecution. These families include granted patents in the United States (11), Europe (3), Australia (3), Canada (1), China (1), Russia (1), South Africa (1), Hing Kong (1) and New Zealand (2). We have more than 34 pending national/regional applications in a total of 17 jurisdictions (counting as one jurisdiction the member states of the European Patent Convention). This intellectual property portfolio for our ddRNAi technology, improvements to the technology and product-specific patents can be commercialized collectively or in individual product candidate programs.

We also have a portfolio of in-licensed patents relating to the ddRNAi platform technology. The license from Commonwealth Scientific & Industrial Research Organization, or CSIRO, includes irrevocable, exclusive rights in the field of human therapeutics to CSIRO's patents claiming ddRNAi. The license includes two patent families with patents in the United States (3), Europe (3), the United Kingdom (4), India (2), Japan (3), New Zealand (3), Singapore (1), South Africa (2), South Korea (1), China (1), Australia (3) and Canada (2). The license also includes four pending national/regional applications in a total of four jurisdictions.

ddRNAi Platform Technology

In December 2009, we entered into a commercial license arrangement with CSIRO for two patent families relating to ddRNAi technology. This worldwide license in the field of human therapeutics is exclusive and irrevocable. In exchange for the license, we issued ordinary shares to CSIRO, and we are required to pay CSIRO approximately A$300,000 in the event of corporate transactions such as a merger, sale, change of control, capital reconstruction or insolvency event relating to Benitec. In January 2010, Benitec reached a settlement with CSIRO to replace the original Licence Agreement and Commercial Agreement with a new exclusive Licence Agreement for the use of intellectual property and the Capital Growth Agreement with the issue of ordinary shares. As part of the settlement, a Transition Agreement was put in place in order to facilitate the change from the old agreements to the new agreement and to deal with a number of other matters. Under the terms of the Transition Agreement, Benitec agreed to pay CSIRO an amount of A$297,293 for past patent costs only in the event of a trigger event, being either a corporate transaction or an insolvency event.

The two patent families exclusively licensed from CSIRO include different aspects of the ddRNAi technology. The first of these patent families relates to DNA constructs and methods for using DNA to deliver RNA molecules, particularly shRNA, directed to the target gene. The granted U.S. patents in this family include claims to the structure and design of the DNA constructs, as well as human, animal and plant cells containing such DNA constructs and methods of using these constructs to reduce expression of a target gene. We expect the remaining US patent granted in this patent family to expire in April 2020.

The second patent family is an extension of the first patent family and relates to chimeric DNA and methods for using DNA to deliver RNA molecules, particularly shRNA. The granted U.S. Peter  in this family claims DNA constructs and methods for reducing expression of a target gene in a plant as well as plant cells, subject matter that is not within our current field of use. We expect any patents granted in this patent family to expire in April 2019.

Moreover, under the license agreement, following notice to us and receipt of our comments, if any, CSIRO has control over prosecution of patent applications and litigation, if any.

Two of the CSIRO patents in the first family were opposed by third parties before the European Patent Office. The European Patent Office Opposition Board published decisions in these proceedings in July 2014 and July 2015.

In its July 2014 decision, the Board revoked the first of these two related European patents and, in its July 2015 decision, it revoked the second. CSIRO appealed both decisions. One of the appeals was dismissed resulting in the European patent being revoked in its entirety. The appeal in respect of the other European patent is still underway. The U.S. patent corresponding to the two currently revoked European patents was upheld, with modified claims, upon re-examination at the USPTO in 2011.  The Company believes that the revoked European patents  should have no materially adverse effect upon our other owned and licensed patents and patent applications described below.

In the second patent family, one of the CSIRO patents was subject to opposition proceedings in the European Patent Office and one of the patent applications was subject to USPTO interference proceedings. In February 2015, the European Patent Office Opposition Board published its decision to uphold CSIRO's European patent in the second family. The opponents have appealed this decision and all four opponents have subsequently withdrawn their oppositions during the appeal process.  In October 2012, the USPTO issued its decision to refuse to grant CSIRO's claims involved in the interference proceedings. CSIRO appealed this decision to the United States Court of Appeals for the Federal Circuit, which reversed the USPTO's decision and granted the relevant claims to CSIRO. On remand, the Patent Trial and Appeal Board cancelled the opposing party’s involved claims.  The opposing party had until the deadline of March 28, 2016 to petition the U.S. Supreme Court to review the Federal Circuit’s decision but did not file such an appeal.

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

Our ddRNAi-based treatment for hepatitis B

Our patent portfolio related to our ddRNAi-based treatment for hepatitis B includes one patent family relating to single-stranded RNA and shRNA sequences to a range of target regions of the hepatitis B viral genome. This patent family was jointly filed with Biomics Biotech Co., Ltd., or Biomics, and Biomics subsequently assigned its ownership interests in the patent to us. This patent family includes three patents granted in the United States, a patent granted in Europe (validated in the UK only), a patent granted in China, two patents granted in Hong Kong, a patent granted in Russia and pending applications in the United States, Europe, Australia, Brazil, Canada, India, and South Korea. We expect any patents granted in this patent family to have expired by October 2031.

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

A further patent family relating to shRNA sequences to a range of additional target regions of the hepatitis B viral genome was filed solely in the name of Benitec. This patent family includes claims the shRNA sequences that are under development as the lead candidates for HBV, and also include other target and RNA sequences to different regions of the HBV genome. This patent family entered national phase in Australia, Canada, China, Europe, Hong Kong, India, Israel, Japan, Singapore, South Korea and the United States.

We also filed a PCT application on 5 May 2017 to claim composition of matter and methods of using a range of short hairpin microRNA, or shmiR, in the treatment of hepatitis B. This patent filing claims the shmiR sequences that are under development as the lead candidates for HBV, as well as constructs comprising combinations of those shmiRs. This new patent application names us as the sole applicant.

Our ddRNAi-based therapeutic candidates for AMD

Our patent portfolio for AMD includes two patent families relating to target genes for AMD. The first patent family relates to a first set of target gene sequences for our two ddRNAi-based therapeutic candidates which are currently under development for AMD. This patent family includes pending applications in the United States, Europe, Australia, Canada, China, Hong Kong, India, Israel, Mexico, Singapore, Japan, South Africa, South Korea and Russia and one granted patent in the US. We expect any patents granted in this patent family to expire in January 2034. The second patent family exists as a PCT application and relates to a second set of target gene sequences for our two ddRNAi-based therapeutic candidates which are currently under development for AMD. This U.S. priority document was filed solely in our name.

Our RNA-based treatment for HNSCC

Pursuant to the exclusive sublicense agreement with NantWorks we have licensed two patents relating to the inhibition of human squamous cell carcinoma in vivo by EGFR antisense RNA. The license from NantWorks includes an exclusive worldwide sublicense to make, use and sell technology using the listed intellectual property for a term of ten years from the date of the first sale of a therapeutic using the intellectual property or the expiration of the last claim of the licensed patent rights, whichever is sooner. We paid NantWorks an initial licensing fee as well as closing costs in connection with the execution of the exclusive sublicense agreement in the high tens of thousands of dollars in aggregate and will be required to pay NantWorks maintenance fees in the low to mid tens of thousands of dollars annually, as well as aggregate milestone payments of over $5 million relating to the development of a therapeutic product candidate for the treatment of HNSCC. We are also required to pay royalties on net sales of any products and services using the licensed intellectual property equal to a low double-digit percentage of such net sales. The initial term of the exclusive sublicense is the earlier of 10 years after the date of the first commercial sale of licensed technology or the expiration of the relevant patent rights. In addition to the licensed-in IP for the HNSCC program, we are in the process of preparing two new U.S. provisional patent documents relating to our second generation ddRNAi-based therapeutic candidate for HNSCC, BB-501, which is currently under development.  We expect that these two new U.S. provisional patent documents will be filed in November 2018.

TT-034—ddRNAi-based treatment for hepatitis C

Our patent portfolio related to our now discontinued product candidate TT-034 includes two patent families relating primarily to the shRNA sequences of TT-034 and the expression cassette design of the therapeutic. The first patent family has claims for methods and genetic constructs that use the shRNA sequences of TT-034 in the treatment of hepatitis C. The patent family relates to a range of different shRNA sequences, and includes the three candidate shRNA sequences incorporated in TT-034, as well as using ddRNAi to deliver the shRNA. The design of the expression cassette in this patent family is for three shRNA sequences with independent promoters driving the expression of each shRNA. As of October 2018, this patent family included patents granted in the United States (3), Europe, Australia, and Canada. We expect any patents granted in this patent family to expire in March 2027.

The second patent family also includes claims for methods and genetic constructs using the shRNA sequences of TT-034 in the treatment of hepatitis C. The design of the expression in this patent family is for a single promoter to drive the expression of multiple shRNA sequences. As of October 2018, this patent family included a single patent granted in the United States only. Other patent and application in this family have been abandoned in view of the decision to discontinue the HCV program. We expect any patents granted in this patent family to expire in April 2027.

As a result of discontinuing development our product candidate TT-034, we are in the process of evaluating the value of the hepatitis C patent portfolio and will consider scaling back patent holdings in the above families if it is deemed that the patents are longer aligned with our activities.

AXO-AAV-OPMD - Our ddRNAi-based treatment for OPMD

Our patent portfolio for OPMD includes two patent families relating to shRNA and shmiRs targeting PABPN1 (the causative gene for OPMD), as well as ‘silence and replace’ therapeutics and treatment strategies for OPMD.  These two families cover the OPMD therapeutic candidate previously under development at Benitec, which has recently been licensed to Axovant together with our OPMD patent families.  The first patent family arose out of a collaboration with Royal Holloway University of London (RHUL) and relates to three target regions within PABPN1.  RHUL assigned its ownership interests in this patent family to Benitec, This patent family proceeds as a PCT application and will enter the national/regional phase in November 2018. We expect any patents granted in this patent family to expire in April 2037.  The PCT application and the related U.S. priority document were filed solely in our name.  The second patent family also exists as a PCT application and relates to a second set of target gene sequences within PABPN1 as well as ‘silence and replace’ constructs relevant to the OPMD therapeutic candidate previously under development at Benitec.  The PCT application and the related U.S. priority document were filed solely in our name.

Targeting the T-Cell Receptor

We filed a PCT application for the CAR-T program entitled "Reagents for Producing T-Cells with Non-Functional TCR Compositions Comprising Same and Use Thereof." This PCT relates to the use of our ddRNAi technology to target specific T-cell subunits and inhibit endogenous T-cell receptors.  This PCT application was filed solely in our name.

We have also filed a U.S. priority document for the CAR-T program entitled "CD-70 deficient CAR-T cells, and reagents and method for producing same", This patent application relates to the use of our ddRNAi platform to knock out CD-70 in CAR-T cells. This U.S. priority document was filed solely in our name. We expect to file a PCT application claiming priority from this U.S. priority document in the last quarter of calendar 2018.

AAV with modified phospholipase domain

We have filed a PCT application entitled "Adeno-associated virus (AAV) with modified phospholipase domain." This application relates to AAV with a modified capsid protein, specifically a modified phospholipase (PLA2) domain.  This U.S. priority document was filed solely in our name, and is currently licensed to Axovant.

Treating ALS

We have filed a U.S. priority document entitled "Reagents for Treating Amyotrophic Lateral Sclerosis (ALS) and/or Frontotemporal Dementia (FTD) and Use Thereof." This application relates to specific shRNAs and shmiRs targeting regions of the C9orf72, which is known to cause ALS. This U.S. priority document was filed solely in our name, and is licensed to Axovant.  We expect to file a PCT application claiming priority from this U.S. priority document in the third quarter of calendar 2019.

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

Laws and Regulations Regarding Patent Terms

The term of individual patents depends upon the legal terms of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee. A patent's term may be lengthened by a patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent. The patent term of a European patent is 20 years from its filing date, which, unlike in the United States, is not subject to patent term adjustments.

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

Trademarks

Our trademarks include registrations for company branding and product names for our pipeline in development.

Trade Mark (program)	Trade Mark Number	Filing date	Jurisdiction	Status
BENITEC®	1103049	10 Mar 2006	Australia	Registered
BENITEC™	86795296	21 Oct 2015	United States	Registered
BENITEC™	1728797	16 Sep 2015	Australia	Registered
BENITEC™	14680003	16 Oct 2015	Europe	Registered
BENITEC BIOPHARMA®	1448046	13 Sep 2011	Australia	Registered
BENITEC BIOPHARMA®	4636053	11 Feb 2014	United States	Registered
GIVING DISEASE THE SILENT TREATMENT®	1851660	11 Jan 2018	Australia	Registered
GIVING DISEASE THE SILENT TREATMENT®	1389399	15 Feb 2018	Europe	Registered
SILENCING GENES FOR LIFE®	1448041	13 Sep 2011	Australia	Registered
SILENCING GENES FOR LIFE®	4807242	22 Dec 2014	United States	Registered

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

Government regulation may delay or prevent testing or marketing of our products and impose costly procedures upon our activities. The testing and marketing approval process, and the subsequent compliance with appropriate statutes and regulations, requires substantial time, effort, and financial resources, and we cannot be certain that the FDA or any other regulatory agency will grant marketing approvals for our products or any future products on a timely basis, if at all. The FDA's or any other regulatory agency's policies may change and additional governmental regulations may be enacted that could prevent or delay regulatory approval of our products or any future products or approval of new indications or label changes. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative, judicial, or administrative action, either in the United States or abroad.

Recent Developments in Regulation of Gene Therapy

The FDA has provided guidance for the development of gene therapy products. For example, the FDA has established the Office of Tissues and Advanced Therapies (formerly Office of Cellular, Tissue and Gene Therapies) within CBER, to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its reviews. In addition, the FDA has issued a growing body of clinical guidelines, chemical, manufacturing and control, or CMC, guidelines, regenerative medicine guidelines a and other guidelines, all of which are intended to facilitate industry's development of gene therapy products.

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

In August 2017, the FDA approved the first gene therapy product in the United States. The FDA approved Kymriah (tisagenlecleucel) for the treatment of certain pediatric and young adult patients with a form of acute lymphoblastic leukemia (ALL). Kymriah is a genetically-modified autologous T-cell immunotherapy. Because of the risk of cytokine release syndrome and neurological events, Kymriah is being approved with a REMS. In December 2017, the FDA approved Luxturna (voretigene neparvovec-rzyl), a gene therapy to treat children and adult patients with an inherited form of vision loss that may result in blindness. Luxturna is the first directly administered gene therapy approved in the United States that targets a disease caused by mutations in a specific gene.

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
•

FDA's pre-approval inspection of manufacturing facilities to assess compliance with cGMPs and, if applicable, the FDA's good tissue practices, or GTPs, for the use of human cellular and tissue products to prevent the introduction, transmission, or spread of communicable diseases;

•	FDA's audit of clinical trial sites that generated data in support of the BLA; and
•	FDA approval of a BLA, which must occur before a product can be marketed or sold.

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

Where a gene therapy trial is conducted at, or sponsored by, institutions receiving NIH funding for recombinant DNA research, prior to the submission of an IND to the FDA, a protocol and related documentation is submitted to and the trial is registered with the NIH Office of Science Policy, or OSP.

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

The clinical investigation of an investigational product is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined in some cases. The three phases of an investigation are as follows:

•

Phase I includes the initial introduction of an investigational product into humans. Phase I clinical trials may be conducted in patients with the target disease or condition or on healthy volunteers. These studies are designed to evaluate the safety, metabolism, pharmacokinetics and pharmacologic actions of the investigational product in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness. During Phase I clinical trials, sufficient information about the investigational product's pharmacokinetics and pharmacological effects may be obtained to permit the design of Phase II clinical trials. The total number of participants included in Phase I clinical trials varies, but is generally in the range of 20 to 80.

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

Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events; any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects; or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor's initial receipt of the information. The FDA typically recommends that sponsors observe subjects for potential gene therapy-related delayed adverse events for a 15-year period, including a minimum of five years of annual examinations followed by 10 years of annual queries, either in person or by questionnaire, of trial subjects.

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

Biologics License Application Approval Process

In order to obtain approval to market a biologic in the United States, a BLA must be submitted to the FDA that provides data from nonclinical studies and clinical trials and manufacturing information establishing to the FDA's satisfaction the safety, purity, and potency or efficacy of the investigational product for the proposed indication. The BLA must be accompanied by a substantial user fee payment unless a waiver or exemption applies.

The FDA will initially review the BLA for completeness before it accepts it for filing. Under the FDA's procedures, the agency has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency's threshold determination that the application is sufficiently complete to permit substantive review. After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed product is safe, pure and potent, which includes determining whether it is effective for its intended use, and whether the product is being manufactured in accordance with cGMP, to assure and preserve the product's identity, safety, strength, quality, potency and purity, and in accordance with biological product standards. The FDA will inspect the facilities at which the product is manufactured to ensure the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. For a human cellular or tissue product, the FDA also will not approve the product if the manufacturer is not in compliance with the GTPs. These are FDA regulations that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products, which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission, and spread of communicable disease. Additionally, before approving a BLA, the FDA may inspect one or more clinical sites to assure compliance with GCP.

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

If a product candidate that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication than the one for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same biological product as defined by the FDA or if our product candidate is determined to be contained within the competitor's product for the same indication or disease. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug status in the European Union has similar, but not identical, benefits.

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

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it would, if approved, be a significant improvement in the safety, effectiveness, treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new biological or drug product designated for priority review in an effort to reduce the review period from 12 to eight months. Additionally, a product may be eligible for accelerated approval. Biological or drug products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on an intermediate clinical endpoint. As a condition of approval, the FDA may require that a sponsor of a biological or drug product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Lastly, under the provisions of the new Food and Drug Administration Safety and Innovation Act, enacted in 2012, a sponsor can request designation of a product candidate as a "breakthrough therapy." A breakthrough therapy is defined as a drug or biological that is intended, alone or in combination with one or more other drugs or biological, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biological may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs and biologicals designated as breakthrough therapies receive the same benefits as drugs and biologicals with Fast Track designation. In addition, the FDA must take certain additional actions, such as intensive guidance on an efficient drug development program (beginning as early as Phase 1), and organizational commitment involving senior managers, intended to expedite the development and review of an application for approval of a breakthrough therapy.

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

Pediatric Research Equity Act

Under the Pediatric Research Equity Act, or PREA, as amended, a BLA or supplement must contain data to assess the safety and efficacy of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Manufacturers must submit a pediatric study plan to the IND not later than 60 days after the end-of-phase 2 meeting with the FDA; if there is no such meeting, before the initiation of any phase 3 studies or a combined phase 2 and phase 3 study; or if no such study will be conducted, no later than 210 days before a marketing application or supplement is submitted. The intent of PREA is to compel sponsors whose products have pediatric applicability to study those products in pediatric populations, rather than ignoring pediatric indications for adult indications that could be more economically desirable. The FDA may grant deferrals for submission of data or full or partial waivers. By its terms, PREA does not apply to any product for an indication for which orphan designation has been granted, unless the FDA issues regulations stating otherwise. Because the FDA has not issued any such regulations, submission of a pediatric assessment is not required for an application to market a product for an orphan-designated indication. In a July 2018 guidance, the FDA announced that it does not expect to grant any additional orphan drug designations to drugs for pediatric subpopulations of common diseases (i.e., diseases or conditions with an overall prevalence of 200,000 or greater). Pediatric subpopulation orphan designations that have already been granted will not be affected by this change.

Patent Term Restoration and Marketing Exclusivity

Depending on the timing, duration and specifics of FDA marketing approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biological is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent and within sixty days of approval of the biological product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

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

Pediatric exclusivity is another type of exclusivity in the United States. Pediatric exclusivity, if granted, provides an additional six months of exclusivity to be attached to any existing marketing exclusivity, e.g., twelve year exclusivity, or patent protection for a drug. This six month exclusivity, which runs from the end of other exclusivity protection or patent delay, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued "Written Request" for such a trial.

Government regulation outside the United States

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a request for a clinical trial authorization, or CTA, must be submitted to each country's national health authority and an independent ethics committee, much like the FDA and the IRB, respectively. Once the CTA is approved in accordance with a country's requirements, clinical trial development may proceed.

The requirements and process governing the conduct of clinical trials, product approval or licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of a biological product under European Union regulatory systems, we must submit a marketing authorization application. The application required in the European Union is similar to a BLA in the United States, with the exception of, among other things, country-specific document requirements. The European Union also provides opportunities for market exclusivity. For example, in the European Union, upon receiving marketing authorization, a new biological generally receives eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the European Union from referencing the innovator's data to assess a biosimilar application. During the additional two-year period of market exclusivity, a biosimilar marketing authorization can be submitted, and the innovator's data may be referenced, but no biosimilar product can be marketed until the expiration of the market exclusivity. The innovator may obtain an additional one year of market exclusivity if the innovator obtains an additional authorization during the initial eight year period for one or more new indications that demonstrate significant clinical benefit over existing therapies. This data and market exclusivity regime in the European Union of a total of 10 or 11 years protects against generic competition, but does not protect against the launch of a competing product if the competitor, rather than referencing the clinical data of the originator, has conducted its own clinical trials to support its marketing authorization application.

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

Pharmaceutical Coverage, Pricing and Reimbursement

Sales of our products, when and if approved for marketing, will depend, in part, on the extent to which our products will be covered by third-party payers, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations. These third-party payers are increasingly reducing reimbursements for medical products, biologicals, drugs and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of interchangeable products. Adoption of price controls and cost containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payer not to cover our product candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition.

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

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the ACA, was enacted. The ACA includes measures that have significantly changed, and are expected to continue to significantly change, the way healthcare is financed by both governmental and private insurers. Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

C.	Organizational Structure.

We have four significant subsidiaries:

Name	Country of Incorporation	Percentage Owned
Benitec Limited	U.K.	100%
Benitec, Inc.	Delaware, U.S.	100%
Tacere Therapeutics, Inc.	Delaware, U.S.	100%
Benitec Australia Limited	Australia	100%

D.	Property, Plant and Equipment.

Facilities

Our corporate headquarters are located in Sydney, Australia and consist of approximately 1,350 square feet of leased office space under a lease entered into with Ho-Group North Sydney Pty Limited that expires in September 2019. Our research and development facility is located in Hayward, California, and consists of approximately 4,750 square feet of leased office space under a lease that expires in June 2021.

We believe that our existing facilities are adequate for our current needs.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results.

We are a biotechnology company with a pipeline of in-house and partnered therapeutic programs based on our patented gene silencing technology, ddRNAi. We are developing treatments for chronic and life-threatening human diseases such as HNSCC, OPMD, wet AMD and hepatitis B based on this technology. In addition, we have licensed ddRNAi technology to other biopharmaceutical companies that are progressing their programs towards, or are in, clinical development for applications, including HIV/AIDS and cancer immunotherapy. Through our scientific partnership with Nant Capital, we are also developing an antisense RNA product for the treatment of HNSCC.

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

We have incurred losses from operations in each year since inception. Our net losses were A$11.6 million, A$5.7 million and A$24.8 million for the fiscal years ended June 30, 2018, 2017 and 2016, respectively. The majority of our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses will increase substantially in connection with our ongoing activities as we:

•	pursue preclinical and clinical proof of concept across our ddRNAi programs;
•	continue preclinical development of immunotherapy programs and non-viral delivery of DNA constructs through preclinical proof of concept;
•	continue our research and development efforts of ddRNAi-based technology;
•	progress BB-401, our antisense EGFR therapeutic, through to completion of a Phase II clinical study for the treatment of HNSCC;
•	seek regulatory approval for our product candidates; and
•	add personnel and resources to support our product development and commercialization efforts.

As of June 30, 2018, we had cash and cash equivalents of A$16.1 million.

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

Our grant income is generated through the Australian federal government's Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% (2017:43.5%) of eligible research and development expenditures, including salaries, by small Australian entities having a tax loss. For this purpose, small Australian entities are defined as those with less than A$20 million in revenue. This grant is available for our research and development activities in Australia, as well as activities in the United States to the extent such U.S.-based expenses relate to our activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. Previously the grant income was only taken up on the lodgement of the previous year’s tax return, which was the time at which it was considered a reliable estimate could be made. In the year ended June 30, 2017 reporting period detailed reporting systems were implemented to allow for the first time a reliable estimate to be made of the grant income that is expected to be received for the current period. In determining the estimate management reviews historical claims, Government overseas findings enabling the claim of overseas expenditure and the allocation of staff and overheads costs within approved projects. To the extent our research and development expenditures are deemed to be "ineligible," then our grants would decrease. In addition, the Australian government may in the future decide to modify the requirements of, reduce the amounts of the grants available under, or discontinue the Research and Development Tax Incentive program. For instance, the Australian government recently released findings and a panel recommendation that if implemented would reduce the amount of the grants available to small companies such as Benitec to a maximum of A$4 million per annum. Previously, we have been awarded research and development grants from the Australian federal government, totaling A$3.6 million in fiscal 2016, A$10.5 million in fiscal 2017 and A$4.0 million we expect to receive in 2018. Any such change in the Research and Development Tax Incentive program could have a material adverse effect on our future cash flows and financial position.

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

Impairment

We assess at the end of each fiscal year and half year whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing is required for an asset, such as goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, we make an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. No impairment was recorded in fiscal years 2018 or 2017. In fiscal 2016, we recorded an impairment of A$1.8 million in relation to the write-off of a clinical trial prepayment that had originally been made for a non-small cell lung cancer program. The non-small cell lung cancer program was cancelled in fiscal 2016.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognized in those expense categories consistent with the function of the impaired asset.

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

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We analyze our estimates and judgments and we base our estimates and judgments on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may vary from our estimates. Our significant accounting policies are detailed in Note 1 to our consolidated financial statements for the fiscal year ended June 30, 2018, appearing elsewhere in this report. We have summarized below the accounting policies of particular importance to the portrayal of our financial position and results of operations and that require the application of significant judgment or estimates by our management.

Research and development expenses

Management does not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalization of development costs. These costs have been recognized as an expense when incurred. Research and development expenses relate primarily to the cost of conducting clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally, the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being the length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

Research and development refundable tax offsets

The Company accounts for the federal government research and development grant tax incentive when a reliable estimate of the amounts receivable can be made. In the year ended June 30, 2017 reporting period detailed reporting systems were implemented to allow for the first time a reliable estimate to be made of the grant income that is expected to be received for the current period. In determining the estimate management reviews historical claims, Government overseas findings enabling the claim of overseas expenditure and the allocation of staff and overheads costs within approved projects. Judgement is also applied in determining the eligibility of the activities undertaken in Australia and overseas. Grant Income for the year ended June 30, 2018 includes an estimate of Research and Development grant receivable for June 30, 2018 of A$4.0 million.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Recovery of deferred tax assets

Deferred tax assets are recognized for deductible temporary differences only if the Company considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Given the Company’s and each individual entities’ history of recent losses, the Company has not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether the Company or its subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilized.

Results of Operations

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this report.

Comparison of the fiscal years ended June 30, 2018 and 2017

(in thousands)	For the fiscal year ended June 30,				Increase
	2018		2017		(Decrease)
Revenue:
Licensing revenue and royalties	A$	378	A$	333	A$	45
Finance income—interest		242		253		(11)

Other income:
Australian Government Research and Development grants		3,999		10,507		(6,508)
Foreign exchange unrealized gain		87		—		87
Other		1		—		1

Total revenue and other income	A$	4,707	A$	11,093		(6,386)

Licensing revenue and royalties increased by A$0.1 million, from A$0.3 million in fiscal 2017 to A$0.4 million in fiscal 2018, primarily due to  timing differences in the recognition of such revenue.

Finance income remained relatively unchanged as the interest rates remain consistent, at A$0.2 million in fiscal 2017 and fiscal 2018. We receive finance income in the form of interests on our cash deposited in low yielding U.S. dollar bank accounts.

Other income, consisting of our Research and Development refundable tax offset from the Australian Government, decreased by A$6 million, from A$10 million in fiscal 2017 to A$4 million in fiscal 2018. This decrease is primarily due to the inclusion of an estimation of the grant income for the twelve months ended June 30, 2018, of A$4 million, whilst in the previous corresponding period we included grant income of A$6 million for the fiscal year 2016 and an estimation for twelve months to June 30, 2017, of A$4 million. In 2017 a new reporting system was implemented to allow a reliable estimate to be made of the grant income. As a result, an estimation of grant income for each quarter is now taken to account on a quarterly basis. Previously the grant income was only taken up on the lodgement of the previous year’s tax return, which was the time at which it was considered a reliable estimate could be made. It is noted that grant income recognized in the current period, will be received subsequent to the claim being made, on lodgement, of the June 2018 income tax return. See Note 2 and Note 4 of our June 30, 2018 financial statements included in this Annual Report on Form 20-F for more detailed information on research and development incentives.

Expenses

Research and development expense. Research and development expense remained at A$6.9 million in fiscal 2018, as the increase in costs of the OPMD and the HNSCC programs was offset by decrease in costs of the programs related to HVB, HCV and AMD.

Employment related expenses. Employment-related expenses increased by A$0.1 million in fiscal 2018 compared to fiscal 2017 primarily due to payments related to our management restructuring.

Share based expenses. Share based expenses slightly increased by A$48 thousand from A$386 thousand  to A$434 thousand in fiscal 2017 to A$0.4 million in fiscal 2018, largely due to new options issued to employees. Share based expenses are calculated using a Black-Scholes model. The share based expense model uses a data set that includes share price and exercise price, exercise probability, volatility, exercise time and interest rates. We recognize share based expenses over the service period in which the employee earns the award, which is the vesting period of the award.

Travel related costs. Travel related costs decreased by A$0.2 million, from A$0.6 million in fiscal 2017 to A$0.5 million in fiscal 2018, primarily due to a decrease in overseas business trips.

Consultants costs. Consultants costs decreased by A$0.2 million from A$1.0 million in fiscal 2017 to A$0.8 million in fiscal 2018 as a result of more administrative tasks being performed in house, such as the Research and Development returns. We retained specialist advisers in relation to our key product candidate programs and for media and shareholder relations capabilities.

Occupancy costs. Occupancy costs remained relatively unchanged at approximately A$0.6 million in fiscal 2018, as a result of largely unchanged lease liabilities in California and Australia.

Corporate expenses. Corporate expenses decreased by A$0.2 million from A$1.5 million in fiscal 2017 to A$1.4 million in fiscal 2018 primarily due to reduction in legal fees.

Loss for the period

As a result of the foregoing, our loss for the period after income tax benefit increased by A$6.0 million, from A$5.7 million in fiscal 2017 to A$11.6 million in fiscal 2018.

Given our and our subsidiaries’ history of recent losses, we have not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we or our subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilized.

Comparison of the fiscal years ended June 30, 2017 and 2016

Revenue

(in thousands)	For the fiscal year ended June 30,				Increase
	2017		2016		(Decrease)
Revenue:
Licensing revenue and royalties	A$	333	A$	247	86
Finance income—interest		253		217	36

Other income:
Australian Government Research and Development refundable tax offset		10,507		3,590	6,917

Total revenue and other income	A$	11,093	A$	4,054	7,039

Licensing revenue and royalties increased by A$0.1 million, from A$0.2 million in fiscal 2016 to A$0.3 million in fiscal 2017, primarily due to timing differences in the recognition of such revenue.

Finance income remained relatively unchanged at A$0.2 million in fiscal 2016 and fiscal 2017 as a result of holding cash in low yielding U.S. dollar bank accounts.

Other income, consisting of our Research and Development refundable tax offset from the Australian Government, increased by A$6.9 million, from A$3.6 million in fiscal 2016 to A$10.5 million in fiscal 2017. This increase is primarily due to the detailed reporting systems that were implemented for the first time to allow for a reliable estimate to be made of the grant income that is expected to be received for the period, thus grant income for the year ended June 30, 2017 includes an estimate of research and development grant receivable for June 30, 2017 of A$4.2 million. See Note 2 and Note 4 of our June 30, 2017 financial statements included in this Annual Report on Form 20-F for more detailed information on research and development incentives.

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

We have incurred cumulative losses and negative cash flows from operations since our inception in 1995 and, as of June 30, 2018, we had accumulated losses of A$146.8 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and licensing arrangements.

We had no borrowings in fiscal 2018, fiscal 2017or fiscal 2016 and do not currently have a credit facility.

As of June 30, 2018, we had cash and cash equivalents of A$16.1 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 180 days.

Cash flows

The following table sets forth the sources and uses of cash for each of the periods set forth below:

	For the fiscal year ended June 30,
(in thousands)	2018		2017		2016

Net cash used in operating activities	A$	(9,794)	A$	(8,304)	A$	(20,208)
Net cash provided by (used in) investing activities		(147)		(302)		(342)
Net cash provided by financing activities		8,507		7,939		17,510

Operating activities. Net cash used in operating activities for fiscal 2018, 2017 and 2016 was A$9.8 million, A$8.3 million and A$20.2 million, respectively. The use of net cash in all periods is primarily related to payments to suppliers and employees.

Investing activities. Net cash used in investing activities in fiscal 2018, 2017 and 2016 was A$0.1 million, A$0.3 million and A$0.3 million, respectively, and primarily related to purchases of equipment and, for fiscal 2018, a clinical trial deposit.

Financing activities. Net cash provided by financing activities was A$8.5 million, A$7.9 million and A$17.5 million for fiscal 2018, 2017 and 2016, respectively. All such cash from financing activities related to the issuance of ordinary shares, including A$8.8 million in gross proceeds from a private placement and entitlement offer in fiscal 2018, A$8.0 million in gross proceeds from private placements in fiscal 2017 and A$18.8 million (US$13.8 million) in gross proceeds from our U.S. initial public offering in fiscal 2016, partially offset by IPO and share issue transaction costs.

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

We expect that our cash and cash equivalents will be sufficient to enable us to complete planned preclinical proof of concept studies for certain of our ddRNAi product candidates until approximately the fourth quarter of calendar 2020. In order to complete the planned preclinical proof of concept studies for our lead ddRNAi product candidates and to build the infrastructure that we believe will be necessary to commercialize our lead product candidates, we will require substantial additional funding. We will also require substantial additional funding to complete clinical trials for BB-401.

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

Our research and development expenses, categorized by product candidate or program, in fiscal 2018, fiscal 2017 and fiscal 2016 were as follows:

	For the year ended June 30,
Product candidate or program	2018		2017		2016
TT-034 for the treatment of HCV	A$	85,128	A$	1,066,875	A$	3,248,758
BB-103 for the treatment of HBV		221,055		1,353,351		3,924,457
BB-201 for the treatment of AMD		709,495		2,049,897		2,796,851
AXO-AAV-OPMD for treatment of OPMD		2,814,783		595,060		817,494
BB-401 and BB-501 for the treatment of HNSCC		1,832,261		518,438		—
New technologies		20,304		74,915		175,226
Tribetarna for the treatment of drug-resistant NSCLC*		—		—		390,530
Other project related research and development costs (includes insurance, legal, IP and lab equipment costs)		1,207,283		1,266,834		1,933,501
Total	A$	6,890,309	A$	6,925,370	A$	13,286,817

*	program discontinued in October 2016.

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

We are currently working to advance our product candidates through preclinical proof of concept studies and IND-enabling studies. Based on cash requirements and financing, we plan to continue to advance our product candidates through to submission of an IND application and potentially completion of clinical proof of concept.

E.	Off-Balance Sheet Arrangements.

We did not have over the past three fiscal years, and we currently do not have, any off-balance sheet arrangements as defined in the rules and regulations of the Securities and Exchange Commission.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations as of June 30, 2018:

	Payments due by period (A$ thousand)
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Operating lease obligations	A$	512	A$	219	A$	293	A$	—	A$	—
Total	A$	512	A$	219	A$	293	A$	—	A$	—

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

The following table sets forth information covering our current directors and executive officers.

Name	Position
Jerel Banks	Chief Executive Officer and Executive Chairman of the Board of Directors
Megan Boston	Executive Director and Head of Operations Australia
J. Kevin Buchi	Non-Executive Director
Peter Francis	Non-Executive Director
Georgina Kilfoil	Chief Development Officer

Dr. Jerel Banks has been a Director since October 2016, Chairman of our Board since October 2017 and Chief Executive Officer since June 2018. Dr. Banks was formerly the Chief Investment Officer of Nant Capital, LLC. Prior to joining Nant Capital, LLC, Dr. Banks served as vice president, portfolio manager and research analyst for the Franklin Biotechnology Discovery Fund at Franklin Templeton Investments from 2012 to 2015. Prior to his tenure at Franklin Templeton Investments, he worked as a biotechnology senior equity research analyst at Sectoral Asset Management from 2011 to 2012. From 2008 to 2011, Dr. Banks worked as a biotechnology equity research analyst at Apothecary Capital, the healthcare investment management team for the family investment office of the Bass Family of Fort Worth, Texas. Dr. Banks began his career in investment management as a healthcare equity research associate at Capital Research Company where he was a member of the equity research team from 2006 to 2008. Dr. Banks earned an M.D. from the Brown University School of Medicine and a Ph.D. in Organic Chemistry from Brown University, and he holds an A.B. in Chemistry from Princeton University.

Megan Boston has previously been Chief Executive Officer and Managing Director of several ASX listed entities. In over 13 years of experience, Ms. Boston has been a director across a range of industries where she chaired company boards as well as board sub-committees particularly in the area of finance and risk management. Specifically, Ms. Boston has been a Director of Benitec since August 2016 and Executive Director and Head of Operations Australia since June 2018. Previously, Ms. Boston held senior executive roles at various banking institutions in the area of risk and compliance, as well as working for PricewaterhouseCoopers. Ms. Boston holds a Bachelor of Commerce and is an Australian Chartered Accountant. Ms. Boston has also completed the company directors course diploma administered by the Australian Institute of Company Directors.

J. Kevin Buchi has been a Director since April 2013. Mr. Buchi previously served as Chief Executive Officer of TetraLogic Pharmaceuticals Corporation. Mr. Buchi served as Chief Executive Officer of Cephalon, Inc., or Cephalon, from December 2010 through its acquisition by Teva Pharmaceutical Industries Ltd in October 2011. After the acquisition Mr. Buchi served as Corporate Vice President, Global Branded Products of Teva Pharmaceuticals Industries Ltd. Mr. Buchi joined Cephalon in 1991 and held various positions, including Chief Operating Officer, from January 2010 to December 2010, Chief Financial Officer and Head of Business Development prior to being appointed Chief Executive Officer. Mr. Buchi is also on the board of directors of Amneal Pharmaceuticals and Dicerna Pharmaceuticals. Mr. Buchi has a B.A. in chemistry from Cornell University and a Masters in Management from Kellogg Graduate School of Management at Northwestern University. He is also a Certified Public Accountant.

Peter Francis has been a director since February 2006 and was previously Chairman of the Board until October 2017. Since 1993, Mr. Francis has been a partner at Francis Abourizk Lightowlers, a firm of commercial and technology lawyers with offices in Melbourne, Australia. He is a legal specialist in the areas of intellectual property and licensing and provides legal advice to corporations and research bodies. Mr. Francis completed his studies in law and jurisprudence at Monash University.

Georgina Kilfoil was appointed as our Chief Development Officer in February 2018 prior to which she served as Chief Clinical and Development Operations Officer, Chief Clinical Officer and Vice President, Clinical Operations since joining Benitec in February 2015. Prior to joining Benitec, Ms. Kilfoil was a business consultant from March 2013 to December 2014 and prior to that was Senior Vice President, Project Management at Anthera Pharmaceuticals, Inc. from March 2010 to February 2013. Previous to this, Ms. Kilfoil served as Project

Management Consultant at InClin, Inc. and Vice President of Project Management at Peninsula Pharmaceuticals, Inc. Ms. Kilfoil is a certified Project Management Professional, has a Bachelor of Science Degree in Pharmacology from the University of Bristol, United Kingdom, and a Masters of Business Administration from the Australian Graduate School of Management, Sydney, Australia.

There are no family relationships among any of our directors or executive officers and no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management was selected as such, except Dr. Banks was appointed as a Director in October 2016 following the acquisition by Nant Capital, LLC of 19.9% of Benitec's then-outstanding ordinary shares.

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

Executives typically receive a base salary based on factors such as experience and comparable industry information, options and performance incentives. Our board of directors reviews our Chief Executive Officer's remuneration package, and our Chief Executive Officer reviews the other senior executives' remuneration packages, annually by reference to the consolidated entity's performance, executive performance, and comparable information within the industry.

The performance of executives is measured against criteria agreed annually with each executive and is based predominantly on the overall success of Benitec in achieving its broader corporate goals. Bonuses and incentives are linked to predetermined performance criteria. Our board of directors may, however, exercise its discretion in relation to approving incentives, bonuses, and options, and can recommend changes to our Chief Executive Officer's recommendations. The policy is designed to attract the highest caliber of executives and reward them for performance that results in long-term growth in shareholder wealth.

Executives may be invited to participate in the employee share option plan at the Board's discretion. Options vest according to Board's determination and cannot be transferred or encumbered.

Australian executives or directors receive a superannuation guarantee contribution required by the government and do not receive any other retirement benefits.

All remuneration paid to directors and executives is valued at the cost to us and expensed. Options are valued using the Black-Scholes methodology. The board of directors' policy is to remunerate non-executive directors at market rates for comparable companies for time, commitment, and responsibilities. Our board of directors as a whole determines payments to the non-executive directors and reviews their remuneration annually, based on market practice, duties and accountability. The maximum aggregate amount of fees that can be paid to non-executive directors is subject to approval by shareholders at our annual general meeting. Fees for non-executive directors are not linked to the performance of the consolidated entity. However, to align directors' interests with shareholder interests, the directors are encouraged to hold our shares.

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

Performance Based Remuneration

Each executive's remuneration package typically has a performance-based component. The intention of this approach is to facilitate goal congruence between executives with the business and shareholders. Generally, the executive's performance based remuneration is tied to Benitec's successful achievement of certain key milestones relating to its operating activities, as well as Benitec's overall financial position.

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

Details of Remuneration for fiscal 2018

The following tables set forth all of the compensation awarded to, earned by or paid to each individual who served as director and executive officer in fiscal 2018.

	Short Term Benefits			Post- Employment Benefits	Long-Term Benefits
	Cash Salary and Fees A$	Cash Bonus A$	Non- Monetary A$	Super-annuation A$	Employee Leave A$	Share-Based Payments Options A$	Total A$
2018 Directors

Jerel Banks(1)	116,273	—	—	—	—	6,717	122,990
Peter Francis(2)	83,195	—	—	8,233	—	19,902	111,330
Megan Boston(3)	77,500	—	—	7,362	—	—	84,862
Kevin Buchi	76,650	—	—	—	—	11,941	88,591
John Chiplin(4)	28,288	—	—	—	—	—	28,288

Other Key management Personnel

Georgina Kilfoil(5)	275,000	—	(529)	20,049	—	42,370	336,890
Greg West(6)	620,974	—	—	20,049	—	96,627	737,650
David Suhy(7)	396,362	10,749	—	23,220	—	79,444	509,775
Cliff Holloway(8)	158,872	—	—	10,867	—	—	169,739
	1,833,114	10,749	(529)	89,780	—	257,001	2,190,115

(1)

Jerel Banks held the position of Non Executive director from July 2017 to October 12 2017.  He was then appointed Non Executive Chairman, a role he held to June 15, 2018.  On June 15, 2018 he was appointed executive Chairman.  On June 26, 2018, he was appointed CEO.

(2)	Peter Francis held the position of Chairman from July 1, 2017 to October 12, 2017. At this date he assumed the role of non-executive director.
(3)	Megan Boston held the position of non-executive director from July 1, 2017 to June 15, 2018. On this date she was appointed executive director and Head of Operations Australia.
(4)	John Chiplin resigned as a director on October 23, 2017.
(5)	Georgina Kilfoil was appointed as Chief Development Officer on February 9, 2018.
(6)	Greg West resigned as Chief Executive Officer and Company Secretary on June 15, 2018.
(7)	David Suhy resigned as Chief Scientific Officer on June 22, 2018.
(8)	Cliff Holloway resigned as Chief Business and Operations Officer on January 7, 2018.

The proportion of remuneration at risk and the fixed proportion are as follows:

	Fixed remuneration		At risk – STI (bonus)		At risk – LTI (options)
	2018	2017	2018	2017	2018	2017
Directors

Jerel Banks	100%	—%	—%	—%	—%	—%
Peter Francis	83%	57%	—%	—%	17%	43%
Megan Boston	100%	100%	—%	—%	—%	—%
Kevin Buchi	87%	57%	—%	—%	13%	43%
John Chiplin	100%	60%	—%	—%	—%	40%
Iain Ross*	—%	56%	—%	—%	—%	44%

Other Key Management Personnel

Georgina Kilfoil	87%	—%	—%	—%	13%	—%
Greg West	87%	72%	—%	—%	13%	28%
David Suhy	84%	93%	—%	—%	16%	7%
Cliff Holloway	100%	100%	—%	—%	—%	—%

No longer a director since October 1, 2016

The proportion of the cash bonus paid/payable or forfeited is as follows:

	Cash bonus paid/payable		Cash bonus forfeited
Name	2018	2017	2018	2017
Executive Officers:

Greg West	—	—%	—	—
David Suhy	100%	—%	—	—
Cliff Holloway	—	—	—	—

There were no shares issued to directors and executive officers as part of compensation during the year ended June 30, 2018.

The terms and conditions of each grant of options over ordinary shares affecting remuneration of directors and executive officers during fiscal 2018 is as follows:

Grant date	No. granted	Expiry date	Exercise price		Fair value per option at grant date
July 17, 2017	4,300,000	July 17, 2022	A$	0.1960	A$	0.0909
June 26, 2018	10,000,000	June 26, 2023		0.2278		0.1003

Details of options over ordinary shares granted, vested and lapsed for directors and executive officers as part of compensation during the year ended June 30, 2018 are set out below:

Name	Number of options granted	Grant date	Value per options at grant date		Value of options at grant date		Number vested/ forfeited	Exercise Price	Vested and first exercised date	Last exercise date
David Suhy	1,500,000	07/17/2017	A$	0.9090	A$	136,350	—	0.1960	07/17/2018	06/30/2019
Georgina Kilfoil	800,000	07/17/2017	A$	0.9090	A$	72,720	—	0.1960	07/17/2018	07/16/2022
Jerel Banks	10,000,000	06/26/2018	A$	0.1003	A$	1,003,000	—	0.2278	06/26/2019	06/26/2023
Greg West	2,000,000	07/17/2017	A$	0.9090	A$	181,800	(1,333,334)	0.1960	07/17/2018	09/15/2018 (already expired)

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

Name of executive officer	Title of executive officer	Date employment agreement commenced	Notice period required to terminate without cause by either party
Jerel Banks	Chief Executive Officer	June 15, 2018	Six months
Georgina Kilfoil	Chief Development Officer	February 9, 2018	Three months
Megan Boston	Executive Director and Head of Operations Australia	June 15, 2018	Six months

Mr. Banks and Ms. Boston are entitled to no non-statutory benefits in the case of termination of employment.

Consequences of Performance on Shareholder Wealth

The earnings of Benitec and its subsidiaries for the five years ended June 30, 2018, are summarized below:

	2014 A$‘000	2015 A$‘000	2016 A$‘000	2017 A$‘000	2018 A$‘000
Loss after income tax	(7,039)	(11,509)	(24,778)	(5,690)	(11,640)

The factors that are considered to affect total shareholders return are summarized below:

	2014	2015	2016	2017	2018
Share price at financial year end (A$)	0.38	1.15	0.69	0.097	0.135
Basic (loss) per share (cents per share)	(7.78)	(9.96)	(17.41)	(3.24)	(5.53)

Additional Disclosures Relating to Key Management Personnel

The number of shares in Benitec held during fiscal 2018 by each director and executive officer, including their personally related parties, is set out below:

	Balance at the start of the year	Received as part of remuneration	Purchased	Disposals / other	Balance at the end of the year
Ordinary shares
Jerel Banks	—	—	—	—	—
Peter Francis	424,174	—	212,087	—	636,261
Megan Boston	—	—	100,000	—	100,000
Kevin Buchi	861,539	—	586,671	—	1,448,210
John Chiplin	200,000	—	—	—	200,000
	1,485,713	—	898,758	—	2,384,471

The number of options over ordinary shares in Benitec held during the financial year ended June 30, 2018, by each director and other executive officers, including their personally related parties, is set out below:

	Balance at the start of the year	Granted	Exercised	Expired /forfeited /other	Balance at the end of the year	Vested and exercisable	Vested and unexercisable
Options over ordinary shares
Jerel Banks	—	10,000,000	—	—	10,000,000	—	—
Peter Francis	1,400,000	—	—	—	1,400,000	1,400,000	—
Kevin Buchi	1,240,000	—	—	(400,000)	840,000	840,000	—
John Chiplin(1)	840,000	—	—	(840,000)	—	—	—
Georgina Kilfoil	600,000	800,000	—	—	1,400,000	600,000	—
Greg West(2)	3,080,000	2,000,000	—	(2,066,668)	3,013,332	1,613,333	—
David Suhy(3)	1,200,000	1,500,000	—	(400,000)	2,300,000	800,000	—
	8,360,000	14,300,000	—	(3,706,668)	18,953,332	5,253,333	—

(1)	John Chiplin resigned as a director on October 23, 2017.
(2)	Greg West resigned as CEO and Company Secretary on June 15, 2018. Mr. West’s options expired on September 15, 2018.
(3)	David Suhy resigned as Chief Scientific Officer on June 22, 2018. His options terms were varied, and the options continue until their normal expiry date.

Employee Share Option Plan

We had an employee share option plan that was approved by our shareholders in November 2009 and was in effect until November 2014. Our shareholders approved a new Officers’ and Employees’ Option Plan at our 2015 Annual General Meeting in November 2015.

The following employee options to purchase ordinary shares of Benitec Biopharma Limited were outstanding as at June 30, 2018:

		Share options outstanding at June 30, 2018
		Exercise	Number
Grant date	Expiry date	price	under option
August 22, 2013 **	August 22, 2018	$1.25	480,000
May 15, 2014 **	May 15, 2019	$1.50	90,000
December 17, 2014 **	December 17, 2019	$1.25	2,334,000
May 6, 2015 **	May 6, 2020	$1.25	650,000
November 12, 2015*	November 12, 2020	$0.77	2,240,000
August 9, 2016**	August 9, 2021	$0.1665	1,466,666
July 17, 2017**	July 17, 2022	$0.1960	6,566,666
April 11, 2018**	April 11, 2023	$0.2980	650,000
June 26, 2018**	June 26, 2023	$0.2278	10,000,000
			24,477,332

*	Non-Executive Directors options.
**	Employee Share Option Plan options.

No employee options were exercised during fiscal 2018. No person entitled to exercise the options had or has any right by virtue of the option to participate in any share issue of the Company or of any other body corporate.

C.	Board Practices.

Board of Directors

Our board of directors currently consists of four members. Our directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed, unless their office is earlier vacated. We believe that each of our directors has relevant industry experience. The membership of our board of directors is based on the following principles:

•	our Constitution specifies that there must be a minimum of three directors and a maximum of 10, and our board of directors may determine the number of directors within those limits;
•	the membership of the board of directors has the experience needed to conduct our business operations; and
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

Remuneration and Nomination Committee. The members of our Remuneration and Nomination Committee are Peter Francis and Kevin Buchi. Kevin Buchi acts as chairman of the committee. The committee's role involves:

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

Audit and Risk Committee. The members of our Audit and Risk Committee are Peter Francis and Kevin Buchi. Our board of directors has determined that each of them meets the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 and the applicable rules of The NASDAQ Capital Market and Rule 10A-3(b)(1)(iv)(2) under the Exchange Act. In March 2017 Benitec elected to follow home country practice in compliance with Australian law and ASX rules with respect to the NASDAQ rule that requires a company to maintain an audit committee of at least three members. As a result, Benitec is required to maintain an audit committee of at least two members, each of whom is independent under relevant rules of NASDAQ and the SEC. See Item 16D. "Exemptions from the Listing Standards for Audit Committees."

Each member of our audit committee meets the financial literacy requirements of the listing standards of The NASDAQ Capital Market. Peter Francis acts as the chairman of the audit committee and our board of directors has determined that Peter Francis and Kevin Buchi as audit committee members satisfy the "financial expert" requirement, as defined by Item 407(d) of Regulation S-K under the Securities Act.

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

As of June 30, 2018, we had 15 full-time employees, 7 of whom have a PhD or other post-graduate degrees. Of these full-time employees, 10 are engaged in research and development activities and 5 are engaged in finance, legal, human resources, facilities and general management. Our employees are located in Sydney, Australia and at our scientific laboratories located in Hayward, California. None of our employees is represented by any labor union. As of June 30, 2018, 10 of our employees were located in Hayward, California, and 5 of our employees were located in Sydney, Australia.

E.	Share Ownership.

The following table and accompany footnotes set forth information regarding the beneficial ownership of our ordinary shares based on 257,029,426 ordinary shares outstanding as of June 30, 2018 by each of our directors and executive officers individually and as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of June 30, 2018. Information with respect to beneficial ownership has been furnished to us by each director, executive officer, or 5% or more shareholder, as the case may be. Ordinary shares subject to options currently exercisable or exercisable within 60 days of June 30, 2018 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

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

	Ordinary Shares Beneficially Owned(6)		Options(6)
Shareholder	Number	Percent	Number
Officers and Directors
Peter Francis	636,261	(1)	1,400,000
Greg West(2)	—	—	3,013,332
David Suhy (3)	—	—	2,300,000
John Chiplin(4)	200,000	(1)	—
Kevin Buchi	1,448,210	(1)	840,000
Jerel Banks	—	—	10,000,000
Megan Boston	100,000	(1)	—
Cliff Holloway(5)	—	—	—
Georgina Kilfoil	—	—	1,400,000
Officers and directors as a group (9 persons)	2,384,471	(1)	18,953,332

(1)	Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Benitec.
(2)	Resigned as Chief Executive Officer since June 15, 2018. Mr. West’s options expired on September 15, 2018.
(3)	Resigned as Chief Scientific Officer since June 22, 2018.
(4)	Resigned as director since October 23, 2017.
(5)	Resigned as Chief Business and Operations Officer since January 7, 2018.
(6)	Table includes shares and options which vested or vest within 60 days of June 30, 2018.

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on 257,029,426 ordinary shares outstanding as of September 30, 2018 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
5% Shareholders
Nant Capital, LLC	87,917,457	34.21%

Based on information known to us, as of September 30, 2018  we had 16 shareholders with registered addresses in the United States who held an aggregate of 62,487,004 of our outstanding ordinary shares, or approximately 43.3% of our outstanding ordinary shares. In addition, 35,786,160 of our outstanding ordinary shares are held in the form of ADSs representing 17.44% of our outstanding ordinary shares. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners. All shareholders have the same voting rights.

In October 2016, Nant Capital, LLC acquired 29,305,819 ordinary shares, or 16.7% interest of our total post-issuance voting power, in connection with a private placement. Nant Capital, LLC increased its shareholding to

28.57% of our total post-issuance voting power in March 2017 through a private placement. On June 4, 2018, we issued 36,442,672 in a 1-for-2 entitlement offer, with Nant Capital subscribing 29,305,819 ordinary shares. As a result, Nant Capital increased its holding to 34.21% of Benitec's issued capital.

In May 2018, Highbridge acquired 15,444,020 ordinary shares as represented by American Depositary Shares, or 7.00% interest of our outstanding shares. With respect to these shares, 1992 MSF International Ltd (“MSF”) also had beneficial ownership as a result of Highbridge being its trading manager (the Highbridge’s and MSF’s beneficial ownerships, collectively, the “Highbridge ownership”). In June 2018, the Highbridge ownership decreased to 6.00% as a result of the sale of 23,220 ordinary shares. On July 3, 2018, the Highbridge ownership decreased its interest to 2.64%.

B.	Related Party Transactions.

Other than as disclosed below, since July 1, 2015, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual's family; (iv) executive officers and close members of such individuals' families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

Nant Capital, LLC

•

In October 2016, we entered into a strategic relationship with Nant Capital. As part of that strategic relationship, we initially issued Nant Capital a total of 58,611,638 of our ordinary shares for a combined total consideration of A$8.1 million. Nant Capital is entitled to appoint, and has appointed, a director to Benitec’s board of directors.

In December 2016, we entered into an exclusive sublicense agreement with NantWorks, LLC, an affiliate of Nant Capital, pursuant to which we acquired rights to intellectual property, including preclinical and clinical data, relating to a product candidate, now named BB-401, for the treatment of HNSCC. We are required to make periodic, milestone and royalty payments to Nant Capital pursuant to the exclusive sublicense agreement in connection with the development and sale of BB-401. In fiscal 2017, we made royalty payments to Nant Capital of A$79,449, and reimbursed patent expense of A$44,486. Moreover, in fiscal 2018, we paid (i) in August 2017, A$5,214 as reimbursement in patent application extension, (ii) in October 2017, A$38,260 in annual maintenance fee and (iii) A$39,861 in annual maintenance fee.

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

Other Related Parties

•

Legal services at normal commercial rates totaling A$8,212 for fiscal 2018, A$191,050 for fiscal 2017 and A$116,540 for fiscal 2016 were provided by Francis Abourizk Lightowlers, a law firm in which Mr. Peter Francis is a partner and has a beneficial interest. In addition, Benitec temporarily rented office space in Melbourne from Francis Abourizk Lightowlers and the associated rental cost was A$11,102 during fiscal 2016.

•

Annabel West, the wife of Greg West, our former Chief Executive Officer, was employed by us as a part-time clerical and administrative assistant. Annabel West was paid wages of A$42,278, A$36,248 and A$47,722, respectively, for fiscal 2018, for fiscal 2017 and fiscal 2016.

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

No significant change occurred since the end of the latest fiscal year.

Item 9.  The Offer and Listing.

A.	Listing Details.

The NASDAQ Capital Market

Since August 18, 2015, our ordinary shares in the form of ADSs and Warrants have been trading on The NASDAQ Capital Market under the symbols “BNTC” and “BNTCW”, respectively. The following table sets forth the high and low sales for our ADSs and Warrants for the periods indicated as reported on The NASDAQ Capital Market, rounded to the nearest cent:

	US$ High	US$ Low
ADSs
Fiscal Year Ended
June 30, 2018	$4.20	$1.85
June 30, 2017	$5.48	$1.20
Fiscal Year Ending June 30, 2019
First Quarter 2019 (ended September 30, 2018)	$4.90	$1.97
Fiscal Year Ended June 30, 2018
First Quarter 2018 (ended September 30, 2017)	$2.38	$1.85
Second Quarter 2018 (ended December 31, 2017)	$3.45	$2.07
Third Quarter 2018 (ended March 31, 2018)	$4.20	$2.76
Fourth Quarter 2018 (ended June 30, 2018)	$3.59	$1.85
Fiscal Year Ended June 30, 2017
First Quarter 2017 (ended September 30, 2016)	$2.06	$1.20
Second Quarter 2017 (ended December 31, 2016)	$1.86	$1.30
Third Quarter 2017 (ended March 31, 2017)	$4.44	$1.39
Fourth Quarter 2017 (ended June 30, 2017)	$5.48	$1.85
Month Ended
September 2018	$2.79	$2.28
August 2018	$3.00	$2.54
July 2018	$4.90	$1.97
June 2018	$2.84	$1.85
May 2018	$3.00	$2.39
April 2018	$3.59	$2.51
Warrants
Fiscal Year Ended
June 30, 2018	$0.85	$0.11
June 30, 2017	$1.09	$0.03
Fiscal Year Ending June 30, 2019
First Quarter 2019 (ended September 30, 2018)	$0.78	$0.11
Fiscal Year Ended June 30, 2018
First Quarter 2018 (ended September 30, 2017)	$0.39	$0.30
Second Quarter 2018 (ended December 31, 2017)	$0.42	$0.11
Third Quarter 2018 (ended March 31, 2018)	$0.85	$0.15
Fourth Quarter 2018 (through June 30, 2018)	$0.40	$0.24
Fiscal Year Ended June 30, 2017
First Quarter 2017 (ended September 30, 2016)	$0.82	$0.24
Second Quarter 2017 (ended December 31, 2016)	$0.66	$0.03
Third Quarter 2017 (ended March 31, 2017)	$1.09	$0.06
Fourth Quarter 2017 (through June 30, 2017)	$0.58	$0.30
Month Ended
September 2018	$0.45	$0.14
August 2018	$0.67	$0.11
July 2018	$0.78	$0.14
June 2018	$0.28	$0.28
May 2018	$0.35	$0.24
April 2018	$0.40	$0.35

Australian Securities Exchange

Our ordinary shares have been trading on the ASX since 1997. The following table presents, for the periods indicated, the high and low market prices for our ordinary shares reported on the ASX, under the symbol BLT. All prices are in Australian dollars and rounded to the nearest cent.

	High	Low
	A$	A$
Annual:
Fiscal year ended June 30,
2018	0.33	0.11
2017	0.28	0.09
2016	1.00	0.09
2015	1.32	0.52
2014	2.38	0.28

Quarterly:
Fiscal year ending June 30, 2019
First quarter	0.34	0.14
Fiscal year ended June 30, 2018
First quarter	0.16	0.11
Second quarter	0.24	0.14
Third quarter	0.33	0.19
Fourth quarter	0.21	0.13
Fiscal year ended June 30, 2017
First quarter	0.16	0.09
Second quarter	0.13	0.09
Third quarter	0.21	0.11
Fourth quarter	0.28	0.12

Most Recent Six Months:
April 2018	0.21	0.18
May 2018	0.20	0.16
June 2018	0.17	0.13
July 2018	0.34	0.14
August 2018	0.22	0.18
September 2018	0.19	0.16

B.	Plan of Distribution.

Not applicable.

C.	Markets.

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

However, no such review or approval under the FATA is required if the foreign acquirer is a U.S. entity or an entity from certain other countries and the value of the target is less than A$1,134 million.

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

Axovant Sciences, Ltd License Agreement

In July 2018, we entered into a license agreement with Axovant. Pursuant to the agreement, Axovant has been granted an exclusive license to the global rights for BB-301 (now named AXO-AAV-OPMD) and will assume all future development costs. Moreover, we will also collaborate with Axovant on five additional research plans as part of the “Collaboration Programs” for other genetic neurological disorders using our technologies. Axovant will receive a worldwide, exclusive, royalty-bearing, sub-licensable license under certain patents and other intellectual property controlled by us to develop and commercialize products arising from each Collaboration Program.

Under the terms of the agreement, Axovant made an upfront non-refundable payment of US$10.0 million. In addition, we will receive payments from Axovant totalling up to (i) for the AXO-AAV-OPMD Program, US$67.5 million upon the achievement of specified development and regulatory milestones and US$120.0 million upon the achievement of specified sales milestones, and (ii) for each Collaboration Program, US$33.5 million upon the achievement of specified development and regulatory milestones and US$60.0 million upon the achievement of specified sales milestones. However, there can be no assurance as to the total amount of payments that we will actually receive or when they will be received.

Moreover, we will receive 30% of net profits of world-wide sales of products from the AXO-AAV-OPMD Program, subject to an agreed minimum amount for such payments. This profit-sharing payment will be made for so long as Axovant or its affiliates or sublicensees commercialize such products. Axovant will also pay us a tiered royalty based on yearly aggregate net sales of products arising from each Collaboration Program, subject to specified reductions upon the occurrence of certain events as set forth in the agreement. These royalties are required to be paid, on a product-by-product and country-by-country basis, until the latest to occur of the expiration of the last to expire valid claim of a licensed patent covering such product in such country, the expiration of regulatory exclusivity for such product in such country, or ten years after the first commercial sale of such product in such country.

Nant Capital, LLC Strategic Engagement and Scientific Collaboration

In October 2016, we entered into a strategic relationship with Nant Capital. As part of that strategic relationship, pursuant to a share subscription agreement we initially issued Nant Capital a total of 58,611,638 of our ordinary shares for a combined total consideration of A$8.1 million. Under the terms of the share subscription agreement, Nant Capital is entitled to appoint, and has appointed, a director to Benitec’s board of directors. Upon completion of the initial placement of ordinary shares in October 2016, Dr. Jerel Banks, the Chief Investment Officer of Nant Capital, was appointed to the Board of Directors of Benitec on October 25, 2016.

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

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ordinary shares, ADSs and Warrants.  This discussion is based on the laws in force as of the date of this Annual Report, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect.  The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ordinary shares, ADSs or Warrants in their particular circumstances.  This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not address the 3.8% U.S. federal “Medicare tax” on net investment income, the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ordinary shares, ADSs or Warrants.  Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

U.S. Taxation

This section describes certain material U.S. federal income tax considerations to a U.S. holder of owning ordinary shares, ADSs or Warrants, based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, published administrative interpretations of the U.S. Internal Revenue Service (“IRS”) and the U.S. Treasury, judicial decisions and the income tax treaty between the United States and Australia (the “Treaty”), all of which are subject to differing interpretations and to change, possibly with retroactive effect.  It applies only to ordinary shares, ADSs or Warrants that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares, ADSs or Warrants that is a member of a special class of holders subject to special rules, including, but not limited to, banks, insurance companies and other financial institutions, regulated investment companies, real estate investment trusts, individual retirement and other tax-deferred accounts, certain former U.S. citizens or long-term residents, brokers or dealers in securities, a trader in securities who elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organization, a person that may have been liable for alternative minimum tax, a person who directly, indirectly or constructively owns 10 percent or more of the value or voting stock of the Company, a person that holds ordinary shares, ADSs or Warrants as part of a straddle or a hedging or conversion transaction, a person that purchases or sells ordinary shares, ADSs or Warrants as part of a wash sale for tax purposes, a person whose functional currency is not the U.S. dollar, a person subject to special tax accounting rules as a result of any item of gross income with respect to ordinary shares or ADSs being taken into account in an applicable financial statement, a person who acquires ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation, or a person that is not a U.S. holder.

In this section, a “U.S. holder” means a beneficial owner of ordinary shares or ADSs, other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);
•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
•

a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable U.S. income tax regulations to be treated as a U.S. person.

If a partnership holds the ordinary shares, ADSs or Warrants, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the tax treatment of the partnership.  A partner in a partnership holding the ordinary shares, ADSs or Warrants should consult its tax adviser with regard to the U.S. federal income tax treatment of an investment in the ordinary shares, ADSs or Warrants.  This section is in part based on the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, for U.S. federal income tax purposes, a holder of ADSs will be treated as the owner of the ordinary shares represented by those ADSs.  Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.

Prospective purchasers should consult their own tax advisors concerning the U.S. federal, state, local, foreign and other tax consequences of acquiring, owning and disposing of ordinary shares or ADSs, in light of their particular circumstances.

Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes.  A U.S. holder will include the dividend income on the day actually or constructively received by the holder, in the case of ordinary shares, or by the depositary, in the case of ADSs.  We do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes.  Consequently, any distributions generally will be reported as dividend income.

Dividends paid to a non-corporate U.S. holder on ordinary shares or ADSs will generally be taxable at the preferential rates applicable to long-term capital gains provided that (a) certain holding period requirements are satisfied, (b) the Treaty is a qualified treaty and we are eligible for benefits under the Treaty or our ordinary shares or ADSs are readily tradable on a U.S. securities market, and (c) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC.  The Treaty has been approved for the purposes of the qualified dividend rules and the ADSs and Warrants are listed on NASDAQ.  If, as is likely, we are currently a PFIC, any dividends paid to a non-corporate U.S. holder will not qualify for the preferential tax rates ordinarily applicable to “qualified dividends.”  In the case of a corporate U.S. holder, dividends on ordinary shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

Dividends will be income from sources outside the United States, and generally will be “passive category” income or, for certain taxpayers, “general category” income, which are treated separately from each other for the purpose of computing the foreign tax credit allowable to a U.S. holder.  In general, a taxpayer’s ability to use foreign tax credits may be limited and is dependent on the particular circumstances.  U.S. holders should consult their own tax advisors with respect to the forgoing.

Sale, Exchange or other Disposition of Ordinary shares, ADSs or Warrants

Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of ordinary shares, ADSs or Warrants will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder’s adjusted tax basis, determined in U.S. dollars, in those ordinary shares, ADSs or Warrants.  The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than 12 months in the ordinary shares, ADSs or Warrants sold. The deductibility of capital losses is subject to limitations.

The U.S. dollar value of any foreign currency received upon a sale or other disposition of ordinary shares, ADSs or Warrants will be calculated by reference to the spot rate in effect on the date of sale or other disposal (or, in the case of a cash basis or electing accrual basis taxpayer, at the spot rate of exchange on the settlement date).  A U.S. holder will have a tax basis in the foreign currency received equal to that U.S. dollar amount, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of the foreign currency.  This foreign currency gain or loss generally will be treated as U.S.-source ordinary income or loss for foreign tax credit limitation purposes.  However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual basis U.S. holder should not recognize any gain or loss on such conversion.

Passive Foreign Investment Company

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

(a)

75 percent or more of its gross income for such year is “passive income” which for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and gains from assets that produce passive income (the “Income Test”); or

(b)

50 percent or more of the value of its gross assets (based on an average of the quarterly values of the gross assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “Asset Test”).

We believe it is likely that we qualified as a PFIC for fiscal year 2017 and fiscal year 2016.  This arose because of the decline in the Company's stock price coupled with the fact that the applicable PFIC rules treat working capital as passive assets for purposes of the Asset Test.  As we believe we were likely a PFIC in fiscal year 2017 and fiscal year 2016, we will likely be a PFIC for fiscal year 2018, because the U.S. tax laws provide that once a non-U.S. corporation becomes a PFIC, it will generally always be considered a PFIC for U.S. federal income tax purposes.  Assuming we are a PFIC, any gain realized on the sale or other disposition of ordinary shares, ADSs or Warrants would in general not be treated as a capital gain. Instead, a U.S. holder would be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for the ordinary shares, ADSs or Warrants and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.  In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the special tax rates applicable to qualified dividend income either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable under the tax rules described above.  Assuming the ordinary shares or ADSs are “marketable stock”, however, a U.S. holder may mitigate the adverse tax consequences described above by timely electing to be taxed annually on a mark-to-market basis with respect to such shares or ADSs.

A U.S. holder that makes a mark-to-market election must include in ordinary income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of such U.S. holder’s ordinary shares or ADSs at the close of the taxable year, over such U.S. holder’s adjusted tax basis therein.  An electing U.S. holder may also claim an ordinary loss deduction for the excess, if any, of such U.S. holder’s adjusted tax basis in ordinary shares or ADSs over their fair market value at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years.  Any income or deductions taken into account under these mark-to-market rules will also increase or decrease a U.S. holder’s adjusted tax basis in such U.S. holder’s ordinary shares or ADSs.  Gains from an actual sale or other taxable disposition of ordinary shares or ADSs will generally be treated as ordinary income, and any losses incurred on a sale or other taxable disposition of ordinary shares or ADSs will generally be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years.  Once made, the election cannot be revoked without the consent of the IRS unless the ordinary shares or ADSs cease to be marketable.

In addition to the mark-to-market election, the Code provides an alternative election (a “QEF election”) to U.S. holders that may mitigate the adverse U.S. federal income tax consequences to an electing U.S. holder as a result of our being a PFIC. However, we do not intend to provide holders with the information necessary to make a QEF election.  Thus, a U.S. holder seeking to mitigate the potential adverse effects of the PFIC rules should consider making the mark-to-market election described above.

Holders of PFIC stock are subject to additional U.S. information reporting rules. If a U.S. holder owns ordinary shares, ADSs or Warrants during any year in which we are a PFIC, the U.S. holder generally will be required to file IRS Form 8621 (“Information Return by a Shareholder of a PFIC or Qualified Electing Fund”) with such U.S. holder's federal income tax return for that year.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate holders of ordinary shares or ADSs.  Information reporting will apply to payments of dividends on ordinary shares or ADSs, and to proceeds from the disposition of ordinary shares, ADSs or Warrants, by a paying agent within the United States to a U.S. holder, other than U.S. holders that are exempt from information reporting and properly certify their exemption.  A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, payments of dividends on ordinary shares or ADSs, and to proceeds from the disposition of ordinary shares, ADSs or Warrants, within the United States to a U.S. holder (other than U.S. holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability.  A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such holder’s U.S. federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Foreign Financial Asset Reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of USD$50,000 are generally required to file an information statement along with their U.S. federal tax returns, currently on IRS Form 8938, with respect to such assets.  “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions.  If a U.S. holder does not include in such holder’s gross income an amount relating to one or more specified foreign financial assets, and the amount such U.S. holder omits is more than USD$5,000, any tax such U.S. holder owes for the tax year can be assessed at any time within 6 years after the filing of such U.S. holder’s federal tax return, U.S. holders who fail to report the required information could be subject to substantial penalties.  Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of the foregoing to an investment in ordinary shares, ADSs or Warrants in light of their particular circumstances.

U.S. holders are strongly encouraged to consult their tax advisors with respect to our status as a PFIC, the availability and desirability of a mark-to-market election, and all information reporting obligations, in each case with respect to ordinary shares, ADSs and Warrants and in light of such U.S. holder's particular circumstances.

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

We file periodic reports and information with the Securities and Exchange Commission. You may inspect a copy of these reports without charge at the Public Reference Room of the Securities and Exchange Commission at 100 F Street N.E., Washington, D.C. 20549 or at the Securities and Exchange Commission's regional offices 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's World Wide Web address is http://www.sec.gov.

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

As of June 30, 2018, 2017 and 2016, we had cash and cash equivalents of A$16.1 million, A$17.4 million and A$18.2 million, respectively, primarily held in bank accounts and term deposits. Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in the general level of Australian interest rates. Our available for sale securities are subject to interest rate risk and will fall in value if market interest rates increase. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% increase in interest rates would not have a material effect on the fair market value of our portfolio.

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

See Note 19 of our June 30, 2018, financial statements included in this Annual Report on Form 20-F for more detailed information on our financial risk management.

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

Item 14.  Material Modifications to the Rights of Security Holders and the Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

As of June 30, 2018, under the supervision and with the participation of our management, including our Chief Executive Officer and Executive Director and Head of Australian Operations, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

Based on such evaluation, our Chief Executive Officer and Executive Director and Head of Australian Operations concluded that our disclosure controls and procedures are effective to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them.  Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Management’s Annual Report on Internal Control over Financial Reporting

The management of Benitec is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Executive Director and Head of Australian Operations, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2018 based on the criteria set forth in "Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission" ("COSO 2013"). Based on our evaluation under the criteria set forth in COSO 2013, our management concluded that our internal control over financial reporting was effective as of June 30, 2018.

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

Item 16A.  Audit Committee Financial Expert

Each member of our audit committee meets the financial literacy requirements of the listing standards of The NASDAQ Capital Market. Peter Francis acts as the chairman of the audit committee, and our board of directors has determined that Peter Francis is an audit committee “financial expert,” as defined by Item 407(d) of Regulation S-K under the Securities Act. Peter Francis meets the independence requirements of the NASDAQ Capital Market and SEC’s rules and regulations.

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

Item 16C.  Principal Accountant Fees and Services

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the Company:

	2018	2017
	A$	A$
Audit Fees	240,806	241,933
Audit-Related Fees	24,650	30,361
Tax Fees	42,617	23,150
Total	308,073	295,444

Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2018 and 2017 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

Audit-Related fees

Fees paid in respect of filing of SEC Form F-1 and F-3 consent services, which relates to procedures required by the auditor to issue their consent in the document.

Tax fees

Grant Thornton provides tax compliance services to the Company.

Pre-approval policies and procedures

Our audit committee reviews and pre-approves all audit services and permitted non-audit services (including the fees and other terms) to be provided by our independent auditors.

In fiscal year 2018, the amount paid for services other than strictly Audit fees, as approved by the audit committee, corresponded to 21.8% of the total paid to Grant Thornton.

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

Exemptions from certain NASDAQ Corporate Governance Rules

The NASDAQ listing rules allow for a foreign private issuer, such as Benitec, to follow its home country practices in lieu of certain of the NASDAQ's corporate governance standards. In connection with our NASDAQ Listing Application, we have relied on and expect to continue to rely on exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions are described below:

•

Although the majority of our directors currently qualify as independent under the NASDAQ Listing Rules, we have relied on and expect in the future to continue to rely on an exemption from these independence requirements for a majority of our board of directors as prescribed by NASDAQ Listing Rules. The ASX Listing Rules do not require us to have a majority of independent directors although ASX Corporate Governance Principles and Recommendations do recommend a majority of independent directors. During fiscal 2017, we did, however, have a majority of directors who were "independent" as defined in the ASX Corporate Governance Principles and Recommendations, which definition differs from NASDAQ's definition. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ from the independence requirements under NASDAQ Listing Rules, we may seek to claim this exemption in the future.

•

We have relied on and expect to continue to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under NASDAQ Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we seek to claim this exemption.

•

We have relied on and expect to continue to rely on an exemption from the quorum requirements applicable to meetings of shareholders under NASDAQ Listing Rules. In compliance with Australian law, our Constitution provides that three shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. NASDAQ Listing Rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer's voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from NASDAQ's quorum requirements, we seek to claim this exemption.

•

We will rely an exemption from the requirement that at least two members of a compensation committee be "independent" as defined in NASDAQ Rule 5605(a)(2). The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, which is comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its fiscal year. Benitec was not included on the S&P/ASX300 Index at the beginning of its its last fiscal year and, hence, is not required under ASX Listing Rules to have a remuneration (compensation) committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee comprised of at least three members, a majority of whom (including the chair) are "independent". While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and is different from the definition in NASDAQ Rule 5605(a)(2). That being said, Benitec has, and expects to continue to have, a Remuneration and Nominations Committee consisting of three non-executive directors.

•

We have relied on and expect to continue to rely on an exemption from the requirement prescribed by NASDAQ Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from NASDAQ requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or 25% under certain circumstances) of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan. Due to differences between Australian law and rules and the NASDAQ shareholder approval requirements, we seek to claim this exemption.

•

We have relied on and expect to continue to rely on an exemption from NASDAQ audit committee requirements set forth in NASDAQ Listing Rule 5605(c)(2), whereby the audit committee must have three independent members. The ASX Listing Rules and Australian law do not require an Australian company to have three independent audit committee members unless it is included in the  S&P/ASX300 Index at the beginning of its fiscal year. Benitec was not included on the S&P/ASX300 Index at the beginning of its last fiscal year and, hence, is not required under ASX Listing Rules to have three independent audit committee members. NASDAQ has agreed that Benitec may have two directors on its audit committee so long as both directors satisfy NASDAQ's definition of "independence," as is currently the case.

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

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Profit or Loss and Other Comprehensive Income

for the year ended June 30, 2018

		Twelve months ended
	Notes	June 2018	June 2017	June 2016
		$’000	$’000	$’000
Revenue	4a	620	586	464
Other income	4b	4,087	10,507	3,590
Total Income		4,707	11,093	4,054

Expenses
Royalties and licence fees		(451)	(272)	(139)
Research and development	5	(6,890)	(6,925)	(13,287)
Employee benefits expense	5	(5,094)	(5,015)	(6,283)
Share-based expense		(434)	(386)	(1,746)
Travel related costs		(468)	(629)	(1,023)
Consultants costs		(783)	(976)	(1,020)
Occupancy costs		(587)	(550)	(500)
Depreciation	5	(194)	(217)	(290)
Corporate expenses		(1,360)	(1,540)	(1,139)
Foreign exchange realized loss		(39)	(98)	(414)
Foreign exchange unrealized loss		(5)	(168)	—
IPO costs		—	—	(1,191)
Change in market value of listed investment		(41)	—	—
Loss on disposal of fixed assets		(1)	(7)	—
Write-off of clinical trial prepayment		—	—	(1,800)
Total Expenses		(16,347)	(16,783)	(28,832)

Loss before income tax		(11,640)	(5,690)	(24,778)
Income tax	6	—	—	—
Loss after income tax for the period attributable to the owners of Benitec Biopharma Limited	17	(11,640)	(5,690)	(24,778)

Other comprehensive income
Foreign currency translation loss		(63)	34	(19)

Total comprehensive loss for the period attributable to the owners of Benitec Biopharma Limited		(11,703)	(5,656)	(24,797)

Basic loss for the twelve months, cents per share	28	(5.53)	(3.24)	(17.41)
Diluted loss for the twelve months, cents per share	28	(5.53)	(3.24)	(17.41)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Financial Position

for the year ended June 30, 2018

	Notes	June 2018	June 2017
		$’000	$’000
ASSETS
Current Assets
Cash and cash equivalents	7	16,085	17,375
Other financial assets	8	130	100
Trade and other receivables	9	4,255	4,406
Other assets	10	425	281
Total Current Assets		20,895	22,162

Non-Current Assets
Deposits	11	125	59
Plant and equipment	12	319	445
Total Non-Current Assets		444	504

TOTAL ASSETS		21,339	22,666

LIABILITIES

Current Liabilities
Trade and other payables	13	2,376	919
Provisions	14	171	206
Total Current Liabilities		2,547	1,125

Non-Current Liabilities
Provisions		48	35
Total Non-Current Liabilities		48	35

TOTAL LIABILITIES		2,595	1,160

NET ASSETS		18,744	21,506

EQUITY
Issued capital	15	164,087	155,580
Reserves	16	1,492	1,674
Accumulated losses	17	(146,835)	(135,748)

TOTAL EQUITY		18,744	21,506

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Changes in Equity

for the year ended June 30, 2018

	Issued capital	Reserves	Accumulated Losses	Total equity
	$’000	$’000	$’000	$’000
Balance at July 1, 2015	129,631	2,038	(107,791)	23,878

Loss after income tax	—	—	(24,778)	(24,778)
Other comprehensive income - Foreign exchange translation reserve	—	(19)	—	(19)

Total comprehensive income	—	(19)	(24,778)	(24,797)

Contributions of equity, net of transaction costs	18,010	—	—	18,010
Share-based payments	—	1,746	—	1,746
Transfer of expired share-based payments	—	(1,200)	1,200	—

Balance at June 30, 2016	147,641	2,565	(131,369)	18,837

Balance at June 30, 2016	147,641	2,565	(131,369)	18,837
Loss for the period	—	—	(5,690)	(5,690)
Other comprehensive income - Foreign exchange translation reserve	—	34	—	34

Total comprehensive income	—	34	(5,690)	(5,656)

Contributions of equity, net of transaction costs	7,939	—	—	7,939
Share based payments	—	386	—	386
Transfer of expired share based payments	—	(1,311)	1,311	—
At June 30, 2017	155,580	1,674	(135,748)	21,506

Balance at June 30, 2017	155,580	1,674	(135,748)	21,506

Loss for the period	—	—	(11,640)	(11,640)
Other comprehensive income - Foreign exchange translation reserve	—	(63)	—	(63)

Total comprehensive income	—	(63)	(11,640)	(11,703)

Contributions of equity, net of transaction costs	8,507	—	—	8,507
Share based payments	—	434	—	434
Transfer of expired share based payments	—	(553)	553	—
At June 30, 2018	164,087	1,492	(146,835)	18,744

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Cash Flows

for the year ended June 30, 2018

	Notes	June 2018	June 2017	June 2016
		$’000	$’000	$’000
Cash flows from operating activities
Receipts from customers		237	333	340
Interest received		246	242	217
Government grants		4,112	6,274	3,590
Receipts of CRO prepayment		109	791	—
Payments to suppliers and employees		(14,498)	(15,944)	(24,355)

Net cash used in operating activities	27	(9,794)	(8,304)	(20,208)

Cash flows from investing activities
Payments for plant and equipment	12	(83)	(171)	(342)

Proceeds from disposal of plant and equipment		2	—	—
Security deposits		—	(131)	—

Clinical trial deposit		(66)	—	—
Net cash used in investing activities		(147)	(302)	(342)

Cash flows from financing activities
Proceeds from issue of shares		8,820	8,072	19,462
IPO and share issue transaction cost		(313)	(133)	(1,952)
Net cash from financing activities		8,507	7,939	17,510

Net (decrease)/increase in cash and cash equivalents		(1,434)	(667)	(3,040)
Cash and cash equivalents at beginning of the period		17,375	18,230	21,787
Effects of exchange rate changes on cash and cash equivalents		144	(188)	(517)

Cash and cash equivalents at end of the period		16,085	17,375	18,230

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018

1. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IASB').

Historical cost convention

The financial statements have been prepared under the historical cost convention.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.

(b)	New, revised or amending Accounting Standards and Interpretations adopted

In the current year the Group has adopted all of the new, revised or amended Accounting Standards and interpretations issued by the Australian Accounting Standards Board (AASB) that were mandatory for current financial year.

(c)	New Accounting Standards and Interpretations not yet mandatory or early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2018 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

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

Impact - Based on the entity’s preliminary assessment, the Standard will not have an impact on the transactions and balances recognized in the financial statements when it is first adopted for the year ending  June 30, 2019 based on the financial assets and liabilities held by the group at the date of this report.

Mandatory application date / Date of adoption by group - Must be applied for financial years commencing on or after January 1, 2018. Expected date of adoption by the group:  July 1, 2018.

•

IFRS 15 Revenue from Contracts with Customers - The IASB has issued a new standard for the recognition of revenue. This will replace IAS18 which covers contracts for goods and services. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer; so the notion of control replaces the existing notion of risks and rewards.

Impact - Based on the entity’s preliminary assessment in relation to our existing contracts at June 30, 2018, the Standard will not have a material impact on the transactions and balances recognized in the financial statements when it is first adopted for the year ending June 30, 2019 because the Company does not yet have material revenue.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

1. SIGNIFICANT ACCOUNTING POLICIES continued

Subsequent to year end, as announced to the market via the ASX on July 9, 2018, the Company entered into an agreement with Axovant Sciences.  In accordance with the agreement,  US$10m (AUD$13.5m) was received on July 19, 2018 and further funds will follow over the coming years. Benitec will undertake a detailed review of this contract to determine the exact impact of applying the new revenue recognition standard to this contract.

The standard permits a modified retrospective approach for the adoption. Under this approach, entities will recognise transitional adjustments in retained earnings on the date of initial application (eg  July 1, 2017), ie without restating the comparative period. They will only need to apply the new rules to contracts that are not completed as of the date of initial application.

Mandatory application date / Date of adoption by Group - commencing on or after January 1, 2018. Expected date of adoption by the Group:  July 1, 2018.

•

IFRS 16 Leases - The IASB has issued a new standard for the recognition of leases. This will replace IAS 17: Leases. The new standard introduces a single lessee accounting model that no longer requires leases to be classified as operating or financing.

Other major changes include, the recognition of a right-to-use asset and liability, depreciation of right-to-use assets in line with IAS16: Property Plant and Equipment, variable lease payments that depend on an index or rate are included in the initial measurement of lease liability, option for lessee to not separate non-lease components and account for all components as a lease, and additional disclosure requirements.

Impact - The entity has undertaken a detailed review and has concluded that there will be no material impact on its financial position on the transactions and balances recognized in the financial statements when it is first adopted for the year ending June 30, 2020 due to the immaterial size of leases entered into by the Company.  The Company’s only lease is the lease on its head office and research and development facilities. Commitments are set out in note 21.

Mandatory application date / Date of adoption by Group - Must be applied for financial years commencing on or after January 1, 2019. Expected date of adoption by the Group: July 1, 2019.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(d)	Going concern

The directors have prepared the financial statements on a going concern basis after taking into consideration the net loss for the year of $11.640m (2017: $5.690m) and the cash and cash equivalents balance of $16.085m (2017: $17.375m). The directors have recognized the capital raisings in the last 3 years, performed a review of the cash flow forecasts, considered the cash flow needs of the Group, and believe that there will be sufficient to maintain the going concern status of the Group.

We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue at a similar rate.

The financial report does not contain any adjustments to the amounts or classifications of recorded assets or liabilities that might be necessary if the Group does not continue as a going concern.

The financial statements take no account of the consequences, if any, of the effects of unsuccessful product development or commercialisation, nor of the inability of the Group to obtain adequate funding in the future.

(e)	Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the Group only. Supplementary information about the parent entity is disclosed in note 24.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

1. SIGNIFICANT ACCOUNTING POLICIES continued

(f)	Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Benitec Biopharma Limited ('Company' or 'parent entity') as at June 30, 2018 and the results of all subsidiaries for the year then ended. Benitec Biopharma Limited and its subsidiaries together are referred to in these financial statements as the 'Group'.

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

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognized directly in equity attributable to the parent.

Where the Group loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognized in equity. The Group recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

(g)	Operating segments

Operating segments are presented using the 'management approach', where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers ('CODM'). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

(h)	Foreign currency translation

The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited's functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognized in other comprehensive income through the foreign currency reserve in equity. The foreign currency reserve is recognized in profit or loss when the foreign operation or net investment is disposed of.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

1. SIGNIFICANT ACCOUNTING POLICIES continued

(i)	Revenue recognition

Revenue is recognized when it is probable that the economic benefit will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable.

Licensing revenue and royalties

Revenue from the granting of licenses is recognized in accordance with the terms of the relevant agreements and is usually recognized on an accruals basis, unless the substance of the agreement provides evidence that it is more appropriate to recognise revenue on some other systematic rational basis.

Interest

Interest revenue is recognized as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(j)	Government research and development grants

Government grants are recognized at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognized as income over the periods necessary to match the grant costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

Grant income is generated through the Australian federal government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% (2017 43.5%) of eligible research and development expenditures. Grants are recorded when a reliable estimate can be made. In the twelve months ended June 30, 2018 the Company estimated the grant income that will be receivable following the lodgement of the 2018 tax return. Previously the grant income was only taken up on the lodgement of the previous year’s tax return, which was the time at which it was considered a reliable estimate could be made.

(k)	Income tax

The income tax expense or benefit for the period is the tax payable on that period's taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered, or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•

When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

•

When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

1. SIGNIFICANT ACCOUNTING POLICIES continued

The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Benitec Biopharma Limited (the 'head entity') and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. The head entity and each subsidiary in the tax consolidated group continue to account for their own current and deferred tax amounts. The tax consolidated group has applied the 'separate taxpayer within group' approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group. No tax sharing agreement has been entered between entities in the tax consolidated group.

In addition to its own current and deferred tax amounts, the head entity also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from each subsidiary in the tax consolidated group.

(l)	Current and non-current classification

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

Deferred tax assets and liabilities are always classified as non-current.

(m)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(n)	Trade and other receivables

Other receivables are recognized at amortised cost, less any provision for impairment.

(o)	Investments and other financial assets

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

1. SIGNIFICANT ACCOUNTING POLICIES continued

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest rate method. Gains and losses are recognized in profit or loss when the asset is derecognized or impaired.

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; the lender granting to a borrower concessions due to economic or legal reasons that the lender would not otherwise do; it becomes probable that the borrower will enter bankruptcy or other financial reorganisation; the disappearance of an active market for the financial asset; or observable data indicating that there is a measurable decrease in estimated future cash flows. The amount of the impairment allowance for loans and receivables carried at amortised cost is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. If there is a reversal of impairment, the reversal cannot exceed the amortised cost that would have been recognized had the impairment not been made and is reversed to profit or loss.

(p)	Plant and equipment

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

An item of plant and equipment is derecognized upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

(q)	Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

(r)	Impairment of non-financial assets

Other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

1. SIGNIFICANT ACCOUNTING POLICIES continued

Recoverable amount is the higher of an asset's fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

(s)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

(t)	Employee benefits

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

Share-based payments

Equity-settled share-based compensation benefits are provided to directors and senior executives. The plan currently in place to provide these benefits is the Employee Share Option Plan ('ESOP').

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

The cost of equity-settled transactions are recognized as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognized in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognized in previous periods.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

1. SIGNIFICANT ACCOUNTING POLICIES continued

Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognized as if the modification has not been made. An additional expense is recognized, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the Group or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Group or employee and is not satisfied during the vesting period, any remaining expense for the award is recognized over the remaining vesting period, unless the award is forfeited. If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognized immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(u)	Fair value measurement

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

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

(v)	Issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Costs related to an initial offering are expensed in the statement of profit or loss and other comprehensive income.

(w)	Earnings per share

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

1. SIGNIFICANT ACCOUNTING POLICIES continued

(x)	Goods and Services Tax ('GST') and other similar taxes

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense.

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

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

(y)	Rounding of amounts

The Parent entity has applied the relief available to it under ASIC Corporations (Rounding in Financial/Directors’ Reports) instrument 2016/191 and accordingly amounts in the financial statements and Directors Report have been rounded off to the nearest $1,000, or in certain cases, to the nearest dollars.

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

Research and development expenses

Management does not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalization of development costs. These costs have been recognized as an expense when incurred. Research and development expenses relate primarily to the cost of conducting clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally, the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being the length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

Research and development refundable tax offsets

The Group accounts for the federal government research and development grant tax incentive when a reliable estimate of the amounts receivable can be made. In the year ended June 30, 2017 reporting period detailed reporting systems were implemented to allow for the first time a reliable estimate to be made of the grant income that is expected to be received for the current period. In determining the estimate management reviews historical claims, Government overseas findings enabling the claim of overseas expenditure and the allocation of staff and overheads costs within approved projects. Judgement is also applied in determining the eligibility of the activities undertaken in Australia and overseas. Grant Income for the year ended June 30, 2018 includes an estimate of Research and Development grant receivable for June 30, 2018 of $3,999k. (refer Note 4b).

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

2. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS continued

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

Recovery of deferred tax assets

Deferred tax assets are recognized for deductible temporary differences only if the Group considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Given the Company’s and each individual entities’ history of recent losses, the Group has not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether the Company or its subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilized.

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

3. OPERATING SEGMENTS

The Group had only one business segment during the period, being the global commercialisation by licensing and partnering of patents and licences in biotechnology, with applications in biomedical research and human therapeutics. Business operations are conducted in Australia. However, there are controlled entities based in the USA and United Kingdom. The United Kingdom entity has no segment revenues, results or assets.

Geographical Segments Geographical location	Segment Revenues from External Customers		Segment Results		Carrying Amount of Segment Assets
	Jun 2018	Jun 2017	Jun 2018	Jun 2017	Jun 2018	Jun 2017
	$’000	$’000	$’000	$’000	$’000	$’000
Australia	378	333	(11,733)	(5,835)	19,639	21,580
United States of America	—	—	93	145	1,700	1,086
	378	333	(11,640)	(5,690)	21,339	22,666

Accounting Policies

Segment revenues and expenses are directly attributable to the identified segments. Segment assets include all assets used by a segment and consist mainly of cash, receivables, inventories, intangibles and property, plant and equipment, net of any allowances, accumulated depreciation and amortisation. Segment liabilities include mainly accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Deferred income tax provisions are not included in segment assets and liabilities.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

4. REVENUE AND OTHER INCOME

(a)	Revenue

	2018	2017	2016
	$’000	$’000	$’000
Licensing revenue and royalties	378	333	247
Interest	242	253	217
	620	586	464

(b)	Other income

Australian Government R&D grants	3,999	10,507	3,590
Foreign exchange unrealized gain	87	—	—
Other	1	—	—
	4,087	10,507	3,590

There is no discernible seasonality in the operations of the consolidated entity.

5. EXPENSES

Loss before income tax includes the following specific expenses:

Depreciation
Leasehold improvements	25	53	205
Plant and equipment	169	164	85
Total depreciation	194	217	290

Research and development
Project expenses	6,219	6,456	12,240
Other IP related expenses	671	469	1,047
Total research and development	6,890	6,925	13,287

Employee benefits expense
Defined contribution superannuation expense	241	240	280
Employee benefits expense excluding superannuation	4,853	4,775	6,003
	5,094	5,015	6,283
Rental expense relating to operating leases
Minimum lease payments	384	376	265

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

6. INCOME TAX BENEFIT

	2018	2017	2016
	$’000	$’000	$’000
Income tax benefit
Current tax	—	—	—
Aggregate income tax benefit	—	—	—

Numerical reconciliation of income tax benefit and tax at the statutory rate
Loss before income tax benefit	(11,640)	(5,690)	(24,778)

Tax at the statutory tax rate of 27.5% (2017:27.5%)(2016:30%)	(3,201)	(1,565)	(7,433)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
R&D expenses	2,605	2,676	4,151
R&D incentive income	(1,124)	(2,889)	(1,090)
Legal expenses	70	154	59
Share-based payments	119	106	524
Timing differences utilised not previously recognised	(196)	(506)	(277)
Write off prepayment	—	—	540
Impact of foreign exchange rate differences	—	2	46
	(1,727)	(2,022)	(3,480)

Tax losses not brought to account	1,727	2,022	3,480

Income tax benefit	—	—	—

The above potential tax benefit has not been recognized in the statement of financial position.

These tax losses are recognized only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Tax losses for which no deferred tax asset has been recognised - Australia
- Tax losses not recognised	61,471	60,382	53,031
- Capital losses not recognised	1,272	1,272	1,272
- Other deferred tax assets not recognised	627	2,776	4,225
	63,370	64,430	58,528

Potential tax benefit of tax assets not recognised at 27.5% (2017:27.5%) (2016:30%)	17,427	17,718	17,558

Tax losses for which no deferred tax asset has been recognised - US (Tacere)
- Tax losses not recognised	846	955	1,137

Potential tax benefit of tax assets not recognised at 34% - US	233	324	387

The above potential tax benefit, which excludes tax losses, for deductible temporary differences has not been recognized in the statement of financial position as the recovery of this benefit is uncertain.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

7. CASH AND CASH EQUIVALENTS

	2018	2017
	$'000	$'000
Cash at bank	9,575	4,349
Cash on deposit	6,510	13,026
	16,085	17,375

8. OTHER FINANCIAL ASSETS

	2018	2017
	$'000	$'000
Market value of listed shares	30	—
Security Deposit	100	100

	130	100

9. TRADE AND OTHER RECEIVABLES

	2018	2017
	$'000	$'000
Settlement Receivable	—	109
R&D Grant Receivable	4,121	4,233
Other	134	64
	4,255	4,406

10. CURRENT ASSETS - OTHER

	2018	2017
	$'000	$'000
Prepayments	425	281
	425	281

11. DEPOSITS non - current

	2018	2017
	$'000	$'000
Other	125	59
	125	59

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

12. PROPERTY, PLANT AND EQUIPMENT

	2018	2017
	$'000	$'000
Leasehold improvements - at cost	79	79
Less: Accumulated depreciation	(44)	(19)
	35	60

Plant and equipment - at cost	975	889
Less: Accumulated depreciation	(691)	(504)
	284	385
	319	445

12. Property, Plant and Equipment continued

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Leasehold	Plant and
	improvement	equipment	Total
	$'000	$'000	$'000
Balance at June 30, 2016	44	462	506
Additions	74	97	171
Depreciation expense	(53)	(164)	(217)
FX loss	(5)	(10)	(15)
Balance at June 30, 2017	60	385	445
Additions	—	86	86
Disposals	—	(27)	(27)
Depreciation expense	(25)	(169)	(194)
FX loss	—	9	9
Balance at June 30, 2018	35	284	319

13. TRADE AND OTHER PAYABLES

	2018	2017
	$'000	$'000
Trade creditors	580	174
Sundry creditors and accrued expenses	1,796	745

	2,376	919

14. PROVISIONS

Employee Benefits	146	179
Provision for make good	25	27
	171	206

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

15. ISSUED CAPITAL

Issued capital	2018	2017	2018	2017
	Shares	Shares	$'000	$'000
Ordinary shares - fully paid	257,029,426	205,142,734	164,087	155,580

15. ISSUED CAPITAL continued

Movements in ordinary share capital

Details	Date	Shares	Issue price	$'000
			$
Balance	June 30, 2017	205,142,734		155,580
Issue of shares Highbridge	May 8, 2018	15,444,020	0.17	2,625
Issue of shares Nant Capital	May 31, 2018	29,305,819	0.17	4,982
Issue of shares Entitlement offer	June 4, 2018	7,136,853	0.17	1,213
Share issue transaction costs				(313)

Balance	June 30, 2018	257,029,426		164,087
The weighted average number of shares on issue during the twelve months to June 30, 2018 was		210,454,829

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote. Benitec shares are listed on the Australian Securities Exchange and trade under the code BLT.

Benitec shares trade on Nasdaq as American Depository Receipts (ADR) under the code BNTC. Each ADR represents 20 ordinary shares.

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The Group's objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

16. RESERVES

	2018	2017
	$'000	$'000
Foreign currency reserve	(1,348)	(1,285)
Share-based payments reserve	2,840	2,959
	1,492	1,674

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

16. RESERVES continued

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

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Foreign	Share-based
	currency	payments	Total
	$'000	$'000	$'000
Balance at June 30, 2016	(1,319)	3,884	2,565
Foreign currency translation	34	—	34
Share-based payments	—	(925)	(925)
Balance at June 30, 2017	(1,285)	2,959	1,674
Foreign currency translation	(63)	—	(63)
Share-based payments	—	(119)	(119)
Balance at June 30, 2018	(1,348)	2,840	1,492

17. ACCUMULATED LOSSES

	2018	2017
	$'000	$'000
Accumulated losses at the beginning of the financial year	(135,748)	(131,369)
Loss after income tax benefit for the year	(11,640)	(5,690)
Transfer from share-based payment reserve for expired options	553	1,311

Accumulated losses at the end of the financial year	(146,835)	(135,748)

18. DIVIDENDS

There were no dividends paid, recommended or declared during the current or previous financial year.

19. FINANCIAL INSTRUMENTS

Financial risk management objectives

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk) and liquidity risk. The Group’s principal financial instruments comprise receivables, payables, cash and short-term deposits. The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Company financial risk management policy. The objective of the policy is to protect the assets and provide a solid return.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

19. FINANCIAL INSTRUMENTS continued

	2018	2017
	$'000	$'000
Financial Assets
Cash and cash equivalents	16,085	17,375
Trade and other receivables	4,255	4,406
Total Financial Assets	20,340	21,781

Financial Liabilities
Trade and other payables	2,376	919
Total Financial Liabilities	2,376	919

Market risk

Foreign currency risk

The Group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk  through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognized financial assets and financial liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

At the June 30, 2018 the Company held USD cash or cash equivalents of AUD$7.536m and trade payables and accruals of AUD$1.630m. Net USD exposure in AUD of $5.907m. Each 1 cent movement in the AUD/USD exchange rate has a +/- effect of AUD $82k on profit and net assets of the Company. Exposure to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless the analysis above is considered to be appropriate of the Group’s exposure to currency risk.

Interest rate risk

The Group generates income from interest on surplus funds. At reporting date, the Group had the following assets exposed to Australian variable interest rate risk that are not designated in cash flow hedges.

As at the reporting date, the Group had the following variable rate cash and cash equivalents outstanding:

	2018		2017
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$'000%		$'000
Cash and cash equivalents	2%	16,085	1%	17,375
Net exposure to cash flow interest rate risk		16,085		17,375

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The maximum exposure to credit risk at the reporting date to recognized financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The Group does not hold any collateral.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

19. FINANCIAL INSTRUMENTS continued

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

The following tables detail the Group's remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid.

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
2018	%	$'000	$'000	$'000	$'000	$'000
Non-derivatives
Non-interest bearing
Trade payables	-%	580	—	—	—	580
Other payables	-%	1,796	—	—	—	1,796
Total non-derivatives		2,376	—	—	—	2,376

2017	%	$'000	$'000	$'000	$'000	$'000
Non-derivatives
Non-interest bearing
Trade payables	-%	174	—	—	—	174
Other payables	-%	745	—	—	—	745
Total non-derivatives		919	—	—	—	919

2016	%	$'000	$'000	$'000	$'000	$'000
Non-derivatives
Non-interest bearing
Trade payables	-%	538	—	—	—	538
Other payables	-%	295	—	—	—	295
Total non-derivatives		833	—	—	—	833

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

20. REMUNERATION OF AUDITORS

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the Company:

	2018	2017
Audit services - Grant Thornton Audit Pty Ltd	$	$
Audit or review of the financial statements	240,806	241,933
Other audit services
- F1 consent	17,990	20,800
- F3 consent	6,660	9,561

Other services - Grant Thornton Audit Pty Ltd
Tax compliance services	42,617	23,150
	42,617	23,150

	308,073	295,444

21. COMMITMENTS

	2018	2017	2016
	$'000	$'000	$'000
Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	219	169	126
One to five years	293	89	98
	512	258	224

Operating lease commitments includes contracted amounts for offices under non-cancellable operating leases expiring within 3 years with, in some cases, options to extend. The leases have various escalation clauses. On renewal, the terms of the leases are renegotiated.

Parent entity

Benitec Biopharma Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 25.

Key management personnel

Disclosures relating to key management personnel are set out in note 23 and the remuneration report in the directors' report.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

22. CONTINGENT LIABILITIES

Under the terms of the sub-license agreement with NantWorks, the Company will be required to make a milestone payment to NantWorks of US$300k (AUD$405k) upon dosing of the last patient in the first Phase 2 clinical study using BB-401, the EGFR antisense product. The Company would be required to pay consideration to NantWorks, upon successful completion of subsequent regulatory and commercial milestones.

Under the terms of a commercial license agreement with Oxford Expression Technologies (OET), the Company will be required to make a milestone payment to OET of GBP30,000 (AUD$53,543) upon entry into the clinic with BB-301.

23. RELATED PARTY TRANSACTIONS

Parent entity

Benitec Biopharma Limited is the parent entity.

Key management personnel

Disclosures relating to key management personnel are set out in Item 6B of this document.

Compensation

The aggregate compensation made to directors and other members of key management personnel of the Group is set out below:

	2018	2017	2016
	$	$	$
Short-term employee benefits	1,843,334	1,539,777	2,048,543
Post-employment benefits	89,780	76,623	55,630
Long-term benefits	—	32,537	13,209
Share-based payments	257,001	418,986	1,011,851
	2,190,115	2,067,923	3,129,233
The following transactions occurred with related parties:
Payment for other expenses:
Legal services paid / payable to Francis Abourizk Lightowlers, a law firm in which Mr Peter Francis is a partner and has a beneficial interest.	8,212	191,050	116,540
Payment for rent at Francis Abourizk Lightowlers law firm which Mr Peter Francis is a partner and has a beneficial interest	—	—	11,102
Consultancy fees for executive duties paid/payable to NewStar Ventures Ltd, a corporation in which Dr John Chiplin is a director and has a beneficial interest.	—	32,133	165,983
Annabel West, the wife of Greg West, our former Chief Executive Officer, was employed as a part-time clerical and administrative assistant.	42,278	36,248	47,722

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

23. RELATED PARTY TRANSACTIONS continued

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

24. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

	2018	2017
	$'000	$'000
Statement of profit or loss and other comprehensive income
Loss after income tax	(13,566)	(5,835)
Total comprehensive income	(13,566)	(5,835)

Statement of financial position
Total current assets	19,461	21,421
Total assets	19,639	22,868

Total current liabilities	2,351	969
Total liabilities	2,399	1,004

Equity
Issued capital	164,087	155,580
Share-based payments reserve	2,840	2,959
Accumulated losses	(149,687)	(136,675)
Total equity	17,240	21,864

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries

The parent entity had no guarantees in relation to the debts of its subsidiaries as at June 30, 2018 and June 30, 2017.

Contingent liabilities

The parent entity had no contingent liabilities as at June 30, 2018 (2017: nil), other than the contingent liabilities described as belonging to the parent entity in note 22.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at June 30, 2018 and June 30, 2017.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the Group, as disclosed in note 1, except for the following:

•	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.
•	Dividends received from subsidiaries are recognized as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

25. INTERESTS IN SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

	Principal place of business /	2018	2017	2016
Name	Country of incorporation	%	%	%
Benitec Limited	United Kingdom	100%	100%	100%
Benitec Australia Limited (subsidiary of Benitec Limited)	Australia	100%	100%	100%
Benitec, Inc.	USA	100%	100%	100%
Benitec LLC (subsidiary of Benitec Inc)	USA	100%	100%	100%
RNAi Therapeutics, Inc.	USA	100%	100%	100%
Tacere Therapeutics, Inc.*	USA	100%	100%	100%

All companies in the Group adopt the same accounting policies.

*	Note Tacere year end is 31 December which was the year end date when the Company was acquired.

26. EVENTS AFTER THE REPORTING PERIOD

On July 9, 2018, it was announced that a license was entered into with Axovant Sciences (“Axovant”) granting the exclusive global rights for BB-301 (now named AXO-AAV-OPMD) intended for the treatment of oculopharyngeal muscular dystrophy (OPMD), as well as entering into a fully funded research collaboration for the development of five additional gene therapy products in neurological disorders.

Under the terms of the agreement, Benitec will receive an upfront cash payment of US$10m (AUD $13.5m) and additional cash payments totalling US$17.5m (AUD$23.6m) upon completion of four specific near-term manufacturing, regulatory and clinical milestones.  Axovant has been granted worldwide rights to AXO-AAV-OPMD and will assume all future development costs. The total potential value of all of the development, regulatory and commercial milestones achievable by Benitec, of which there are eight milestones including the four near-term to achieve all eight milestones and thus realize the maximum amount of US$187.5m (AUD$253.3m). There can be no assurance as to the total amount of payments that the Company will actually receive or when they will be received. Importantly, upon commercialisation, Benitec will retain 30% of the net profits on worldwide sales of AXO-AAV-OPMD.

No other matter or circumstance has arisen since June 30, 2018 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

27. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	2018 $'000	2017 $'000	2016 $'000
Loss after income tax benefit for the year	(11,640)	(5,690)	(24,778)

Adjustments for:
Loss on disposal of fixed assets	1	6	—
Depreciation and amortisation	194	217	290
Share-based payments	434	386	1,746
Net unrealised Foreign exchange	(82)	242	506
Issue of ordinary shares to Biomics	—	—	500
Impairment of prepayment	—	—	1,800
Change in operating assets and liabilities:
Increase in trade and other receivables	72	814	(854)
(Decrease) in other current assets	(121)	(182)	1,178
Increase in trade and other payables	1,259	114	(623)
(Decrease) in R&D grant receivable	112	(4,233)	—
(Decrease) in employee benefits	(23)	(3)	27
Increase in provision	—	25	—
Net cash used in operating activities	(9,794)	(8,304)	(20,208)

28. EARNINGS PER SHARE

Loss after income tax attributable to the owners of Benitec Biopharma Limited	(11,640)	(5,690)	(24,778)

	Number	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	210,454,829	175,433,909	142,312,486
Weighted average number of ordinary shares used in calculating diluted earnings per share	210,454,829	175,433,909	142,312,486

	Cents	Cents	Cents
Basic (loss) per share	(5.53)	(3.24)	(17.41)
Diluted (loss) per share	(5.53)	(3.24)	(17.41)

Outstanding options (see note 29) to acquire ordinary shares are not considered dilutive for the years ended June 30, 2018 and June 30, 2017.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

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

The following table shows the number and weighted average exercise price (WAEP) of share options issued under the ESOP:

	2018	2018	2017	2017	2016	2016
	Number	WAEP	Number	WAEP	Number	WAEP
		$		$		$
Outstanding at the beginning of the year	9,724,000	0.832	12,220,000	1.079	12,500,000	1.234
Granted during the year	19,950,000	0.218	2,200,000	0.166	6,720,000	0.770
Exercised during the year	—	—	—	—	—	—
Lapsed or forfeited during the year	(5,196,668)	0.426	(4,696,000)	1.164	(7,000,000)	1.060
Outstanding at the end of the year	24,477,332	0.416	9,724,000	0.832	12,220,000	1.079

Options exercisable at the end of the year	6,527,333		6,497,333		8,292,000

Details of ESOP share options outstanding as at end of year:

			2018	2017	2016
		Exercise	Number	Number	Number
Grant date	Expiry date	price	Under option	Under option	Under option
September 26, 2011*	September 26, 2016	$1.250	—	—	2,800,000
November 17, 2012 **	November 17, 2017	$1.250	—	400,000	600,000
February 7, 2012**	February 7, 2017	$1.250	—	—	156,000
November 6, 2012**	November 6, 2017	$1.250	—	—	400,000
November 10, 2013 *	May 18 2018	$0.620	—	400,000	400,000
August 22, 2013 **	August 22 2018	$1.250	480,000	480,000	480,000
May 15, 2014 **	May 15, 2019	$1.500	90,000	180,000	180,000
December 17, 2014 **	December 17, 2019	$1.250	2,334,000	2,334,000	2,634,000
May 6, 2015 **	May 6, 2020	$1.250	650,000	650,000	650,000
November 12, 2015*	November 12, 2020	$0.770	2,240,000	3,080,000	3,920,000
August 9, 2016**	August 9, 2021	$0.167	1,466,666	2,200,000	—
July 17, 2017**	July 17, 2022	$0.196	6,566,666	—	—
April 11, 2018**	April 11, 2023	$0.298	650,000	—	—
June 26, 2018**	June 26, 2023	$0.228	10,000,000	—	—
			24,477,332	9,724,000	12,220,000

*	Non-Executive Directors options
**	ESOP options

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2018 continued

29. SHARE-BASED PAYMENTS continued

The weighted average remaining life of the options issued under the ESOP at June 30, 2018 was 3 years and 10 months (2017: 2 years and 10 months, 2016: 2 years and 7 months).

For the options granted during the year, the valuation model inputs used to determine the fair value at the grant date are as follows:

Grant date	Expiry date	Share price	Exercise	Expected *	Dividend	Risk-free	Fair value
		at grant date	price	volatility	yield	interest rate	at grant date
17/07/2017	17/07/2022	$0.130	$0.196	100.01%	—%	2.370%	$0.091
11/04/2018	11/04/2023	$0.200	$0.298	101.43%	—%	2.373%	$0.141
26/06/2018	26/06/2023	$0.145	$0.228	100.31%	—%	2.303%	$0.100

Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were $0.434m (2017: $0.386m).

*	expected volatility was determined with reference to the Benitec share price based on historical volatility

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com www.GrantThornton.com.au
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Benitec Biopharma Limited

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Benitec Biopharma Limited and subsidiaries (the “Company”) as of June 30, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2018, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ Grant Thornton
GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2010.

Sydney, Australia

October 29, 2018

ABN-41 127 556 389 ACN-127 556 389

Grant Thornton Australia Ltd ABN 41 127 556 389 ACN 127 556 389 ‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

www.grantthornton.com.au

Item 19. Exhibits

Exhibits	Description

1.1	Constitution of Benitec Biopharma Limited (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.1

Deposit Agreement, dated May 30, 2014, between Benitec Biopharma Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares (incorporated by reference to the Company's Registration Statement on Form F-6 (No. 333-196105) filed with the SEC on May 20, 2014)

4.2

Amendment to Deposit Agreement between Benitec Biopharma Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares (incorporated by reference to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form F-6 (No. 333-196105) filed with the SEC on  July 21, 2015)

4.3	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2)

4.4	Form of Global Warrant to Purchase ADSs (included in Exhibit 4.5)

4.5

Form of ADS Warrant Agent Agreement, between Benitec Biopharma Limited and The Bank of New York Mellon, as warrant agent (incorporated by reference to Exhibit 4.5 to Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed with the SEC on August 10, 2015)

4.6

Share Subscription Agreement, dated October 24, 2016, between Nant Capital, LLC and Benitec Biopharma Limited (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form F-3 filed with the SEC on June 1, 2017)

4.7

Commercial Lease Agreement between Hayward Point Eden I Limited Partnership and Benitec Biopharma Limited (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.8

Commercial Lease Agreement, dated October 11, 2016, between Ho-Group North Sydney Pty Limited and Benitec Biopharma Limited (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 20-F filed with the SEC on October 28, 2016)

4.9	Form of Executive Employment Agreement for executive officers (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.10

Form of Deed of Access, Insurance and Indemnity for Directors and Officers (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.11	Benitec Officers' and Employees' Share Option Plan (incorporated by reference to Exhibit 4.16 to the Company's Annual Report on Form 20-F filed with the SEC on November 17, 2015)

4.12

Exclusive Sublicense Agreement, dated December 23, 2016, between Benitec Biopharma Limited and NantWorks, LLC (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-3 filed with the SEC on June 1, 2017) †

4.13

Research Collaboration Agreement, dated January 27, 2017, between Benitec Biopharma Limited and Nant Capital, LLC (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-3 filed with the SEC on June 1, 2017)

4.14†	License and Collaboration Agreement, dated July 9, 2018, between Axovant Sciences GmbH and Benitec Biopharma Limited

4.15†	Amendment to License and Collaboration Agreement, dated July 23, 2018 between Axovant Sciences GmbH and Benitec Biopharma Limited

Exhibits	Description
8.1	List of significant subsidiaries of Benitec Biopharma Limited (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350

23.1	Consent of Grant Thornton Audit Pty Ltd

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†	Confidential treatment requested. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Benitec Biopharma Limited

By:	/S/ Jerel Banks
	Name:	Dr. Jerel Banks
	Title:	Chief Executive Officer

 Date:  October 29, 2018