Form 20-F
period 2019-06-30
Benitec Biopharma LTD/ADR
filed 2019-10-30
CIK 1552795

c

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20‑F

(Mark one)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2019

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 001-37518

Benitec Biopharma Limited

(Exact name of Registrant as specified in its charter)

Australia

(Jurisdiction of incorporation or organization)

14/114 William Street,

Melbourne, VIC, 3000, Australia

(Address of principal executive offices)

Dr. Jerel Banks

Chief Executive Officer

14/114 William Street,

Melbourne, VIC, 3000, Australia

Tel: +61 3 8692 7222

Fax: +613 9966 9923

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

None

*	Not for trading, but only in connection with the registration of American Depositary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the date of the close of the period covered by the annual report.

257,029,426 Ordinary Shares at June 30, 2019

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S‑T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files) ☒Yes   ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b‑2 of the Exchange Act:

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

The following selected consolidated financial data as of June 30, 2019 and 2018 and for the fiscal years ended June 30, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of June 30, 2017, 2016 and 2015 and for the fiscal years ended June 30, 2016 and 2015 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Our financial statements have been prepared in Australian dollars and in accordance with International Financial Reporting Standards (IFRS). Our financial statements comply with IFRS, as issued by the IASB.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F, including Item 5. “Operating and Financial Review and Prospects” and “Item 18. Financial Statements.”  Our historical results do not necessarily indicate our expected results for any future periods.

(in thousands, except per share data)	For the year ended June 30
	2019		2018		2017		2016		2015
Statement of Profit or Loss and Other Comprehensive Income Data:
Revenue and other income
Revenue	A$	16,159	A$	378	A$	333	A$	247	A$	307
Other income		1,350		4,087		10,507		3,590		2,891
Total revenue and other income		17,509		4,465		10,840		3,837		3,198
Costs and expenses:
Royalties and license fees		(609)		(451)		(272)		(139)		(40)
Research and development		(3,104)		(6,890)		(6,925)		(13,287)		(6,228)
Employment related		(5,025)		(5,094)		(5,015)		(6,283)		(3,425)
Share based expenses		(939)		(434)		(386)		(1,746)		(1,503)
Travel related expenses		(350)		(468)		(629)		(1,023)		(1,039)
Consultants costs		(662)		(783)		(976)		(1,020)		(882)
Occupancy costs		(648)		(587)		(550)		(500)		(275)
Depreciation		(221)		(194)		(217)		(290)		(61)
Corporate expenses		(1,884)		(1,360)		(1,540)		(1,139)		(957)
Net loss foreign exchange		(106)		(44)		(266)		(414)		—
IPO costs		—		—		—		(1,191)		(1,071)
Change in market value of listed investment		(28)		(41)		—		—		—
Loss on disposal of fixed assets		(9)		(1)		(7)		—		—
Write-off of clinical trial prepayment		—		—		—		(1,800)		—
Finance Income		170		242		253		217		774

Profit/(Loss) before income tax		4,094		(11,640)		(5,690)		(24,778)		(11,509)
Income tax benefit		—		—		—		—		—
Profit/(Loss) for the period		4,094		(11,640)		(5,690)		(24,778)		(11,509)
Profit/(Loss)per share, basic and diluted		0.0159		(0.0553)		(0.0324)		(0.1741)		(0.0996)
Weighted-average shares outstanding, basic and diluted		257,029,426		210,454,829		175,433,909		142,312,486		115,507

(in thousands)
	As of June 30
	2019		2018		2017		2016		2015
Statement of Financial Position Data:
Cash and cash equivalents	A$	22,411	A$	16,085	A$	17,375	A$	18,230	A$	21,787
Total current assets		26,743		20,895		22,162		19,384		25,064
Total assets		27,426		21,339		22,666		19,890		25,520
Net assets		23,660		18,744		21,506		18,837		23,878
Total current liabilities		3,766		2,547		1,125		1,035		1,642
Total liabilities		3,766		2,595		1,160		1,053		1,642
Total equity		23,660		18,744		21,506		18,837		23,878

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

	At Period	Average
	End (1)	Rate (2)	High (3)	Low (4)
Fiscal year ended June 30,
2019	0.7013	0.7156	0.7467	0.6840
2018	0.7391	0.7753	0.8121	0.7353
2017	0.7692	0.7542	0.7724	0.7202
2016	0.7426	0.7272	0.7812	0.6867
2015	0.7680	0.8288	0.9458	0.7590
2014	0.9420	0.9148	0.9672	0.8716
Month ended:
September 30, 2019
August 31, 2019	0.6718	0.6772	0.6851	0.6716
July 31, 2019	0.6895	0.6987	0.7065	0.6894
June 30, 2019	0.7013	0.6942	0.7013	0.6840
May 31, 2019	0.6916	0.6949	0.7054	0.6875
April 30, 2019	0.7039	0.7115	0.7200	0.7025

(1)	Determined by the published rate on the last trading day of the month or fiscal year indicated, as applicable.
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

An investment in ADSs involves significant risks. You should carefully consider the risks described below and the other information in this Annual Report on Form 20-F, including our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 20-F. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially and adversely affected, the trading price of the ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Financial Condition, Capital Requirements and Largest Shareholder

We anticipate that we will incur significant net losses for the foreseeable future, and we may never achieve or maintain profitability.

As of June 30, 2019, we had accumulated losses of A$141.3 million. We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily through the issuance of equity securities (including a private placement in May 2018 as well as an entitlement offer in June 2018 and September 2019), research and development grants from the Australian government and payments from our collaboration partners. We do not expect to generate, any significant revenue for the foreseeable future, and we expect to incur significant operating losses for the foreseeable future due to the cost of research and development, preclinical studies and clinical trials and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. Our ability to continue operations will depend on, among other things, our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants.

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

In the past we received milestone payments from our collaborative partners. However, we do not anticipate generating revenue from commercializing product candidates for the foreseeable future, if ever.

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

As of June 30, 2019, our cash and cash equivalents were A$22.4 million. We estimate that our cash and cash equivalents will be sufficient to fund our operations until approximately the end of calendar 2021. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government grants or other third-party funding, strategic alliances and licensing arrangements or a combination of these approaches. In addition, because the length of time and activities associated with successful development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. In any event, we will require additional capital to obtain regulatory approval for our product candidates and to commercialize any product candidates that receive regulatory approval.

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

Following the October 2016 and March 2017 private placements of an aggregate 58,611,638 shares to Nant Capital, LLC and an entitlement offer subscribed by Nant Capital for additional 29,305,819 ordinary shares, Nant Capital currently holds as at September 30, 2019 28.08% of our outstanding ordinary shares. Nant Capital is entitled to appoint, and has appointed, a director to Benitec’s board of directors. Nant Capital's representative on the Board, Dr. Jerel Banks, also became Chief Executive Officer of Benitec in June 2018.

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

As a result of its ownership of our ordinary shares and its nomination of a director to our board of directors, Nant Capital may exert influence over Benitec, including election of our board of directors, corporate transactions and strategic decisions. The interests of Nant Capital may differ from or conflict with the interests of our other shareholders. In the future, if Nant Capital does not support a merger, tender offer, sale of assets or other business combination because it judges that transaction to be inconsistent with Nant Capital’s investment strategy, Benitec may be unable to enter into or consummate a transaction that would enable other shareholders to realize a premium over the then-prevailing market prices for our ordinary shares. Furthermore, if Nant Capital sells substantial amounts of the Benitec’s ordinary shares to enhance its liquidity position, fund alternative investments or for other reasons, the trading price of Benitec’s ADSs and the Warrants could decline significantly, and other shareholders may be unable to sell their ADSs or Warrants at favorable prices. We cannot predict or control how Nant Capital may use the influence it has as a result of its ordinary share holdings.

We may be unable to conduct and conclude clinical trials for our product candidate for OPMD if we are unable to raise additional financing.

We have sufficient funds at this time to complete the pre-clinical and clinical studies for BB-301 however we expect that we will need to raise additional funds to continue our pre-clinical and clinical studies. If we are unable to raise additional funds, and thus unable to continue our studies, our business operations may be adversely affected.

We receive Australian government research and development grants. If we lose funding from these research and development grants, we may encounter difficulties in the funding of future research and development projects, which could harm our operating results.

We have historically received, and expect to continue to receive, grants through the Australian federal government's Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% (2018:43.5%) of eligible research and development expenditures by small Australian entities, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss. The Research and Development Tax Incentive grant is made by the Australian federal government for eligible research and development purposes based on the filing of an annual application. We expect to receive a Research and Development Tax Incentive grant of A$0.9 million for the period end June 30, 2019. We have received Research and Development Tax Incentive grants in the fiscal years ended June 30, 2018, 2017 and 2016 of A$4 million, A$10.5 million and A$3.6 million, respectively. This grant is available for our research and development activities in Australia, as well as activities in the United States to the extent such U.S.-based expenses relate to our activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. To the extent our research and development expenditures are deemed to be "ineligible," then our grants would decrease. In addition, the Australian government may in the future decide to modify the requirements of, reduce the amounts of the grants available under, or discontinue the Research and Development Tax Incentive program. Changes to the Tax Incentive program could have a material adverse effect on our future cash flows and financial position.

Risks Related to the Product Development and Regulatory Approval of Our Product Candidates

Our product candidates are based on ddRNAi technology. Currently, no product candidates utilizing ddRNAi technology have been approved for commercial sale and our approach to the development of ddRNAi technology may not result in safe, effective or marketable products.

We have concentrated our product research and development efforts on our ddRNAi technology, and our future success depends on successful clinical development of this technology. We plan to progress our product candidates using our ddRNAi technology and deliver therapeutics for the life-threatening conditions of OPMD and hepatitis B.

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

We are early in our product development efforts and our current product candidates are still in preclinical or early clinical development. We may not be able to obtain regulatory approvals for the commercialization of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of biologics is subject to extensive regulation by the FDA and other regulatory authorities, and these regulations differ from country to country. We do not have any products on the market and are early in our development efforts. All of our ddRNAi product candidates are in preclinical development. Our current product candidates are subject to the risks of failure typical for development of biologics. The development and approval process is expensive and can take many years to complete, and its outcome is inherently uncertain. In addition, the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results.

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

Because our ddRNAi product candidates are considered gene therapies, it is difficult to predict the time and cost of product candidate development as well as subsequently obtaining regulatory approval.

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

Successful clinical development of ddRNAi-based therapeutics is largely dependent on using the appropriate delivery methodologies, including viral vectors, to obtain therapeutically relevant concentrations of the DNA constructs that express the shRNAs in the appropriate target cells. To develop effective product candidates, we will need to license delivery technologies from third parties or develop delivery technologies with research collaborators. Although delivery technologies, including AAV vectors, have been identified and are well defined for specific tissue types, we continue to seek vectors with ideal delivery properties for indications we are pursuing, including OPMD. The tissue tropism and other physical properties of AAV vectors are limited and may not be effective for other product candidates or delivery into a wide array of tissues types. AAV vectors can also trigger immune responses in some patients, and those patients will not derive clinical benefit from administration of a product candidate unless steps are taken to clinically address the issue. If we or our collaborators are not successful in identifying effective delivery methodologies to achieve a therapeutically relevant concentration for our product candidates in the target tissues, we may not succeed in developing marketable products. In addition, if we are unable to reach agreement on favorable terms, or at all, with providers of any effective vectors that we do identify, we may not succeed in completing our clinical trials or commercializing our products on a timely or profitable basis, if at all.

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

We or any potential collaborators plan to seek initial marketing approval for our product candidates in the United States, Australia and Europe. We may not be able to initiate or continue any future clinical trials in a timely manner if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA or comparable foreign regulatory agencies. Our ability to successfully initiate, enroll and complete a clinical trial in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

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

Risks Related to Our Reliance on Third Parties

Our prospects for successful development and commercialization of our products are dependent to varying degrees upon the research, development, commercialization, and marketing efforts of any potential collaborators.

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

Our ability to recognize revenues from successful potential collaborations may be impaired by multiple factors including:

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

If our potential collaborators do not perform in the manner we expect or fulfill their responsibilities in a timely manner, or at all, the development, regulatory and commercialization process could be delayed or discontinued or otherwise be unsuccessful. Conflicts between us and our collaborators may arise. In the event of discontinuation of one or more of our collaboration agreements, it may become necessary for us to assume the responsibility for any such product candidates at our own expense or seek new collaborators. In that event, we likely would be required to limit the size and scope of one or more of our independent programs or increase our expenditures and seek additional funding, which may not be available on acceptable terms or at all, and our business may be harmed.

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

We and our potential collaborators may disagree over our right to receive payments under any potential collaboration agreements, potentially resulting in costly litigation and loss of reputation.

Our ability to receive payments under any potential collaboration agreements depends on our ability to clearly delineate our rights under those agreements. We have out-licensed portions of our intellectual property to our collaborators with the intent that our collaborators will develop product candidates based on our ddRNAi technology to address specific conditions. However, a collaborator may use our intellectual property without our permission, dispute our ownership of intellectual property rights, or argue that our intellectual property does not cover, or add value to, any product candidates they develop. If a dispute arises, it may result in costly patent office procedures and litigation, and our collaborator may refuse to pay us while the dispute is ongoing. Furthermore, regardless of any resort to legal action, a dispute with a collaborator over intellectual property rights may damage our relationship with that collaborator and may also harm our reputation in the industry. Even if we are entitled to payments from our collaborators, we may not actually receive these payments, or we may experience difficulties in collecting the payments to which we believe we are entitled. After our collaborators launch commercial products containing our licensed traits, we will need to rely on the good faith of our collaborators to report to us the sales they earn from these products and to accurately calculate the payments we are entitled to, a process that will involve complicated and difficult calculations. Although we seek to address these concerns in our collaboration agreements by reserving our right to audit financial records, such provisions may not be effective.

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

A variety of risks outside of our control associated with international operations could adversely affect our business.

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

As of June 30, 2019, we had A$22.4 million in cash and cash equivalents. We historically have invested substantially all of our available cash and cash equivalents, including the net proceeds of our U.S. initial public offering, in cash deposits meeting the criteria of our investment policy, which is focused on the preservation of our capital. These investments are subject to general credit, liquidity, market and interest rate risks. We may realize losses in the fair value of these investments, which would have a negative effect on our financial results. In addition, should our investments cease paying or reduce the amount of interest paid to us, our interest income would suffer. The market risks associated with our investment portfolio may have an adverse effect on our results of operations, liquidity and financial condition.

Our ability to utilize our net operating losses and certain other tax attributes may be limited.

We have substantial carried forward tax losses which may not be available to offset any future assessable income. In order for an Australian corporate taxpayer to carry forward and utilize tax losses, the taxpayer must pass either the Continuity of Ownership test, or COT, or the Similar Business Test, or SBT, in respect of relevant tax losses. We have carried out an analysis as to whether we have met the SBT over the most recent period and confirm that the criteria have been met.

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

For example, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions, such as opposition proceedings. Such proceedings could result in revocation, amendments to our patent claims or statements being made on the record such that our claims may no longer be construed to cover our product candidates. For example, three of our patents licensed from CSIRO have been subject to oppositions before the EPO, and these oppositions have resulted in appealable decisions to maintain one European patent and to revoke two others. Each of those EPO decisions has been appealed. One of the appeals filed by CSIRO has been dismissed and the relevant European patent was revoked. The remaining two appeals are still underway. Outcomes or statements on the record in one country could have a disadvantageous effect on prosecution or enforcement of a patent or patent application in another country. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that no invalidating prior art exists or that the patent examiner was aware of all material prior art during prosecution. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain, enforce or defend the patents, covering technology that we license from third parties. Therefore, these patents and applications may not be prosecuted, enforced and defended in a manner consistent with the best interests of our business. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our platform technology. Such a loss of patent protection could have a material adverse impact on our business. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without legally infringing our patents or other intellectual property rights. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, enforcement of a favorable decision by a court can depend on cooperation of a governmental authority which may or may not be available in every jurisdiction. There could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could depress the market price of our ADSs and Warrants. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.

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

Risks Related to the ADSs and Warrants

On July 22, 2019 we received from The NASDAQ Capital Markets, or NASDAQ a deficiency notice following the decrease of our ADSs market price below $1.00. If we fail to address the deficiency notice within 180 calendar days from the receipt of the notice, the ADSs may be delisted.

NASDAQ listing rules require listed securities to maintain a minimum bid price of $1.00 per security. On July 22, 2019, as a result of our ADSs’ closing bid price being below $1.00 dollar for 30 consecutive business days, NASDAQ sent us a deficiency notice. Thus, we have 180 calendar days to regain compliance with the NASDAQ listing rules. This can be achieved either through a reverse stock split or by having our ADSs’ closing bid price above $1.00 for 10 consecutive business days. If we fail to regain compliance with the NASDAQ listing rules, our ADSs may be delisted from NASDAQ

The market price and trading volume of the ADSs and Warrants may be volatile and may be affected by economic conditions beyond our control.

The market price of the ADSs and Warrants may be highly volatile and subject to wide fluctuations. In addition, the trading volume of the ADSs and Warrants may fluctuate and cause significant price variations to occur. If the market price of the ADSs and Warrants declines significantly, you may be unable to resell your ADSs and Warrants at or above your purchase price, if at all. We cannot assure you that the market price of the ADSs or Warrants will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of the ADSs and Warrants or result in fluctuations in their price and trading volume include:

•	actual or expected fluctuations in our operating results;
•	changes in market valuations of similar companies;
•	changes in our key personnel;
•	changes in financial estimates or recommendations by securities analysts;
•	trading prices of our ordinary shares on the Australian Securities Exchange (ASX);
•	changes in trading volume of ADSs or Warrants on the NASDAQ, and of our ordinary shares on the ASX;
•	sales of the ADSs or Warrants or ordinary shares by us, our executive officers or our shareholders in the future; and
•	conditions in the financial markets or changes in general economic conditions.

An active trading market for the ADSs or Warrants may not continue to develop or may not be liquid enough for you to sell your ADSs or Warrants quickly or at market price.

Prior to our U.S. initial public offering, our securities were not listed on any U.S. stock exchange, we were not a reporting company under the Exchange Act and there had been only a limited public market in the United States for the ADSs and no public market in the United States for the Warrants. Although the ADSs and Warrants are listed on The NASDAQ Capital Market, if an active public market in the United States for the ADSs and Warrants does not continue to develop, the market price and liquidity of the ADSs and Warrants may be adversely affected. The initial public offering price for the ADSs and Warrants was determined by negotiation between us and the underwriter. The price at which the ADSs are traded has declined below the initial public offering price and the price at which the Warrants are traded has not exceeded the Warrant exercise price. The ADS price and/or the Warrant price may continue to decline, which means you may experience a decrease in the value of your ADSs and Warrants regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company's securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could cause us significant financial harm.

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

As a foreign private issuer, we are permitted to disclose less information with the SEC than a company incorporated in the United States.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act, that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as listed domestic issuers, nor are we required to comply with the SEC's Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, there may be less information publicly available concerning us than there is for a domestic issuer.

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

ADS holders and Warrants holders may be subject to additional risks related to holding ADSs and Warrants rather than ordinary shares.

ADS holders and Warrants holders do not hold ordinary shares directly and, as such, are subject to, among others, the following additional risks:

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

Until you acquire ADSs upon exercise of the Warrants, you will have no rights with respect to our ADSs or the ordinary shares underlying the ADSs, including the right they receive dividend payments, vote or respond to tender offers. Upon exercise of your Warrants, you will be entitled to exercise the rights of ADS holders as to matters for which the record date occurs after the exercise date.

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

The Warrants may not have any value.

Benitec issued Warrants at the time of the US initial public offering which will expire on August 21, 2020, the 5-year anniversary of the closing of our U.S. initial public offering. In the event the price of the ADSs does not exceed the exercise price of the Warrants during the period in which the Warrants are exercisable, the Warrants may not have any value.

We believe that we were likely a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes for our 2019 fiscal year.

Generally, if, for any taxable year, at least 75% of our gross income is passive income or at least 50% of the average quarterly value of our gross assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  If we directly or indirectly own at least 25% by value of the shares of another corporation, we are treated as if we hold our proportionate share of the assets of such corporation and receive directly our proportionate share of the income of such corporation.

We believe we were likely a PFIC in fiscal 2019. This arose due to the decline in the value of our shares and the fact that the applicable PFIC rules treat our working capital as a passive asset for purposes of the PFIC asset test.  Accordingly, a U.S. holder of our ADSs may suffer adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements.

For further discussion of the U.S. federal income tax considerations with respect to our classification as a PFIC, see “Item 10. Additional Information – E. Taxation – U.S. Taxation – Passive Foreign Investment Company.”

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

Currency fluctuations may adversely affect the price of our ordinary shares ADSs and Warrants.

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

We have never declared or paid cash dividends on our ordinary shares. For the foreseeable future, we currently intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment in the ADS and Warrants will only occur if our ADS price and the Warrants price appreciate.

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

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares, ADSs and Warrants.

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person's voting power in us increasing to more than 20% or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders', ADS holders' and Warrants holders’ opportunity to sell their ordinary shares, ADSs or Warrants and may further restrict the ability of our shareholders, ADS holders and Warrant holders to obtain a premium from such transactions. See Item 10.B “Additional Information – Memorandum and Articles of Association.”

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

Benitec Biopharma Limited was incorporated under the laws of Australia in 1995 and has been listed on the Australian Securities Exchange, or ASX, since 1997. Since we were incorporated in Australia in 1995, we have devoted the majority of our resources to development efforts relating to ddRNAi. While we have established some licensing arrangements, we do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations primarily from private placements of ordinary shares, including A$31.5 million of gross proceeds raised from private placements in February 2014 and from our U.S. initial public offering in August 2015, the gross proceeds of which equaled US$13.8 million (A$18.84million). as well as A$8.1 million of aggregate gross proceeds raised from private placements to Nant Capital in October 2016 and March 2017, A$8.8 million from private placement in May 2018 as well as an entitlement offer in June 2018, and in September 2019 we have raised US$2.3 million (A$3.3 million) from securities purchase agreement with certain investors. We have also been awarded research and development grants from the Australian federal government, totaling A$3.6 million in fiscal 2016, A$10.5 million in fiscal 2017, A$4.0 million in fiscal 2019 and we expect to receive A$0.9 million in fiscal 2020. We have earned licensing revenue from licensing our ddRNAi technology to five biopharmaceutical companies, totaling A$0.4 million in fiscal 2018 and A$16.2 million in fiscal 2019.

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

In November 2014, we entered into a collaboration research and license agreement with 4DMT to develop a delivery vector for a ddRNAi-based therapy that we are developing for the treatment of wet AMD, which is designated BB-201. The company has elected to terminate this program.

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

In May 2018, we issued 15,444,020 fully paid ordinary shares representing 772,201 American Depositary Shares (ADS) at a market price of A$0.17 per share to Highbridge Capital Management LLC ("Highbridge"). We received A$2,625,483 in gross proceeds. On June 4, 2018, we issued 36,442,672 in a 1-for-2 entitlement offer, with Nant Capital subscribing 29,305,819 ordinary shares. We received A$6,195,254 in gross proceeds. As a result of the institutional placement and the entitlement offer, Nant Capital increased its holding to 34.21% of Benitec's issued capital. Currently Nant Capital holds 28.08% of our ordinary shares.

In fiscal 2018, we underwent a restructuring of our management team. In January 2018, Dr. Cliff Hollway resigned as Chief Business and Operations Officer. In June 2018, Mr. Greg West resigned as Chief Executive Officer and Company Secretary. Mr. West was replaced by Dr. Jerel Banks as Chief Executive Officer and by Mr. Oliver Kidd, as Company Secretary. In June 2018, Ms. Megan Boston was appointed to the role of Executive Director as Head of Operations Australia. In June 2018, Dr. David Suhy resigned as Chief Scientific Officer. This restructuring is part of our strategy to redefine the core proprietary programs on which we will focus our efforts.

In fiscal 2019, on July 9, 2018 Benitec announced that it had licensed to Axovant Sciences the exclusive global rights for BB-301 intended for the treatment of OPMD and had also entered into a fully funded research collaboration for the development of five additional gene therapy products in neurological disorders.

On June 6, 2019 the License and Collaboration Agreement with Axovant Sciences was terminated, effective as at September 3, 2019. The Benitec team endeavour to conduct several additional exploratory analyses of BB-301 prior to the initiation of the clinical study in order to potentially improve the biological efficacy of the compound via further optimization of the proprietary delivery method employed to dose the target tissues.

On July 22, 2019, as a result of our ADSs’ closing bid price being below $1.00 dollar for 30 consecutive business days, NASDAQ sent us a deficiency notice. Thus, we have 180 calendar days to regain compliance with The NASDAQ listing rules.

On September 16, 2019, we announced our plans to complete three non-clinical studies regarding BB-301 that will facilitate the filing of an Investigational New Drug application ("IND") and the formal initiation of a Phase I clinical trial in patients suffering from Oculopharyngeal Muscular Dystrophy (OPMD).

On September 30, 2019, we announced that we had entered into a securities purchase agreement with certain institutional, sophisticated and professional investors to issue 2,800,000 ADSs, each ADS representing 20 ordinary shares, at a purchase price per ADS of US$0.70, and warrants to purchase 412,863 ADSs in a registered direct offering, for total gross proceeds of approximately US$2.25 million.

Our headquarters are located at Level 14, 114 William Street, Melbourne, Victoria, 3000 Australia.

Our telephone number is +61 3 8692 7222. Our website address is www.benitec.com.   Our agent for service of process in the United States is Tacere Therapeutics, Inc., 3940 Trust Way, Hayward, CA 94545.

B.	Business Overview.

Overview

Benitec Biopharma is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration.  Benitec endeavours to develop and commercialise BB-301 for the treatment of Oculopharyngeal Muscular Dystrophy, or OPMD.

The ddRNAi-based genetic medicine currently under development by Benitec (BB-301) represents a proprietary product candidate that can, potentially, be used to meaningfully improve upon the existing standard of care for a rare, chronic, life-threatening form of muscular dystrophy.  In the past, the research and development efforts of the Company have been directed towards disorders that include head and neck squamous cell carcinoma, or HNSCC, OPMD, wet age-related macular degeneration, or AMD, and chronic hepatitis B or HBV.  Through the combination of the targeted gene silencing effect of RNAi together with the durable gene expression associated with the use of modified viral vectors, ddRNAi has the potential to produce durable silencing of disease-causing genes following a single administration of the proprietary genetic medicine.  This novel attribute of the investigational agent that is being advanced through nonclinical development could facilitate the achievement of robust clinical activity while greatly reducing the dosing frequencies traditionally expected for medicines employed for the management of chronic diseases.  Additionally, the establishment of chronic gene silencing via ddRNAi-based genetic medicines could significantly reduce the risk of patient non-compliance during the course of medical management of potentially fatal clinical disorders.

We may require additional financing to progress our product candidates through to key inflection points.

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

In this standard RNAi approach, double-stranded siRNA is produced synthetically and subsequently introduced into the target cell either by chemical modification of the RNA or by a range of other delivery methods. While clinical efficacy has been demonstrated for a number of indications utilizing this approach, it has a number of limitations, including:

•	treatment requires repeat administration for multiple cycles in order to maintain its efficacy;
•	patient adherence challenges due to dosing frequency and treatment duration;
•	therapeutic concentrations of siRNA are not stably maintained because the levels of synthetic siRNA in the cells decrease over time;
•	novel chemical modifications or novel delivery materials are typically required to introduce the siRNA into the target cells, making it complicated to develop therapeutics;

•	can have an adverse immune response, or interferon response, potentially resulting in serious adverse effects;
•	requirement for specialized delivery formulations for those diseases caused by multiple disease-causing genes; and
•	siRNA only acts to silence genes but cannot be used to replace defective genes with normally functioning genes.

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

Our cash and cash equivalents will advance our product candidates for OPMD and we will seek a partnership to support the progression of hepatitis B into the clinic. We expect that our cash expenditures to particular product candidates would be reduced to the extent we enter into collaborative partnerships.

Head and Neck Squamous Cell Carcinoma – HNSCC

BB-401 is a DNA plasmid that expresses an antisense RNA molecule targeting the EGFR mRNA, thus, preventing its translation into its cognate protein via post-transcriptional gene silencing.  Benitec acquired the rights to BB-401 from Nant Capital in 2016, and BB-401 has undergone clinical evaluation in a Phase 2 study in patients with advanced HNSCC.  EGFR is the cell-surface receptor for members of the epidermal growth factor family, or EGF family, of extracellular protein ligands.

Key updates include:

•

In December 2018, the Company completed the investigation of the single agent activity of BB-401 in a Phase 2 clinical trial which was designed as an open label study to explore the safety, tolerability and efficacy of BB-401 following intratumoral injections.  The Phase 2 study patients were refractory to all standard therapies such as surgery, chemotherapy and immunotherapy.  The study was conducted at clinical trial sites in Australia and Russia.

•	On December 21, 2018 Benitec announced the interim clinical trial results for the Phase 2 study involving the assessment of the single agent activity of BB-401.

•	An interim analysis was conducted to evaluate the objective response rate observed for the initial 12-patient cohort treated in Stage 1 of the Phase 2 study.

•	Benitec’s scientific and clinical teams will continue to follow patients that were treated in the first cohort of this Phase 2 study.

•	However, based on the initial analysis, the objective response rate required to support continued patient enrollment into the Phase 2 study was not achieved.

•	There are several critical points to note regarding the underlying nature of BB-401 as it relates to the other distinct investigational agent in the Benitec pipeline:

•

At the molecular level, the investigational agent that is currently under development by Benitec (BB-301) is fundamentally different from BB-401.  BB-301 employs ddRNAi which facilitates gene silencing via the production of short hairpin RNA-based molecules whereas BB-401 represents a modified antisense oligonucleotide.

•

BB-301 functions by a mechanism of action that is completely distinct from that of BB-401, as BB-401 achieves gene-silencing via a mechanism described as post-transcriptional interference.  BB-301 ultimately achieves gene-silencing via RNA interference driven by activation of the RNA-Induced Silencing Complex.

•	BB-301 employs a tissue-specific delivery vector (AAV9) whereas BB-401 has no delivery vector and was delivered intratumorally as a “naked” plasmid.

The Company has terminated the clinical development of BB-401 along with the discovery stage programs directed at the engineering of follow-on anti-EGFR strategies (BB-501).

Oculopharyngeal Muscular Dystrophy – OPMD

OPMD is an insidious, autosomal-dominant, late-onset degenerative muscle disorder that typically presents in patients at 40-to-50 years of age.  The disease is characterized by progressive swallowing difficulties (dysphagia) and eyelid drooping (ptosis).  OPMD is caused by a specific mutation in the poly(A)-binding protein nuclear 1, or PABPN1, gene.  OPMD is a rare disease and has been reported in at least 33 countries.  Patients suffering with OPMD are well identified and are geographically clustered, which we believe should simplify clinical development and global commercialisation efforts.

BB-301 is a monotherapy delivered using an innovative AAV single vector system with the capability to both ‘silence and replace’ disease causing genes.  In addition to using RNA interference to ‘silence’ the mutant PABPN1 gene expression that causes the OPMD, BB-301 simultaneously introduces a normal copy of the same gene, thus, providing the potential to restore normal function to the treated tissues and, in the process, improve treatment outcomes.  This single gene therapy product, versus an equivalent system with two or more vectors, vastly simplifies the manufacturing and regulatory processes and reduces the complexity of the clinical strategy for BB-301.

Key updates include:

•

On July 9, 2018 Benitec announced that it had licensed to Axovant Sciences the exclusive global rights for BB-301 intended for the treatment of OPMD, and had also entered into a fully funded research collaboration for the development of five additional gene therapy products in neurological disorders.

•

Under the terms of the agreement, Benitec received an upfront cash payment of US$10m (AUD$14.2m) and was slated to receive additional cash payments totalling US$17.5m (AUD$23.6m) upon completion of four specific near-term manufacturing, regulatory and clinical milestones.

Axovant was granted worldwide rights to BB-301 and was slated to assume all future development costs. The total potential value of all of the development, regulatory and commercial milestones achievable by Benitec, of which there were eight milestones including the four near-term milestones, was US$187.5m (AUD$253.3m).  As previously reported, there could be no assurance as to the total amount of payments that the Company would actually receive or when they would be received.

•	Upon commercialisation, Benitec was slated to retain 30% of the net profits on worldwide sales of BB-301.

•

On June 6, 2019 the notice of termination of the License and Collaboration Agreement with Axovant Sciences was announced.  The 90 day termination period will end on September 3, 2019. The Benitec team will endeavour to conduct several additional exploratory analyses of BB-301 prior to the initiation of the clinical study in order to potentially improve the biological efficacy of the compound via further optimization of the proprietary delivery method employed to dose the target tissues.

•

Preclinical data derived from recently concluded in vivo evaluations of BB-301 in two distinct large animal species suggests that the opportunity exists to further improve the biological efficacy of the compound via additional optimization of the proprietary delivery method employed to dose key target tissues that underlie the morbidity and mortality associated with the progression of OPMD.  The initial biological efficacy profile observed for BB-301 following in vivo testing in the murine model of OPMD, including full correction of the disease phenotype, remains unchanged.  However, the Benitec team plans to conduct several additional exploratory analyses prior to the initiation of BB-301 clinical testing.

•

Completion of the experimental work noted above will delay the initiation of the BB-301 clinical study beyond the timelines that were initially outlined by Axovant Sciences following the execution of the License and Collaboration Agreement between Benitec Biopharma and Axovant Sciences.  As such, the License and Collaboration Agreement between Benitec Biopharma and Axovant Sciences was terminated, and all rights and licenses granted to Axovant Sciences will cease, including the rights to BB-301, which was in preclinical development for the treatment of OPMD, and all other early stage research collaboration programs.

•	The termination of the License and Collaboration Agreement was received on June 6 2019 and is effective 90 days post this date, September 3, 2019.

•	Benitec will retain all financial payments that were received during the term of the Axovant License and Collaboration Agreement prior to the termination of the Agreement.

•

On July 31, 2019 Benitec announced the completion of a workforce reduction of approximately 50%.  Through this streamlining of operations, the Company retained staff members who are key to the achievement of the core research and development goals.  The current team will continue to work diligently on Benitec’s primary asset, BB-301.  The rationalization of resources will result in an extended financial runway for the Company. Benitec will continue development of BB-301.

Wet Age-related Macular Degeneration – AMD

The Company was exploring the development of a ddRNAi-based therapy for the treatment of wet AMD, which is designated BB-201.  The delivery vector for BB-201 was comprised of a novel AAV capsid that was developed in collaboration with 4DMT and was designed to deliver ddRNAi constructs to the retina using a direct intravitreal injection.

The key updates achieved include:

•

The Company completed the molecular analyses of the retinal tissues from an in vivo proof of concept study in a non-human primate.  These data indicated that additional optimization work on the BB-201 AMD program was required to progress the program forward.

•	The Company has elected to terminate this program.

Hepatitis B

The Company is developing BB-103 for the treatment of HBV.  Results of in vivo and in vitro studies, from December 2016, March 2016 and December 2015, demonstrated the potential utility of an approach that combines RNAi with gene therapy to treat HBV.  In April 2017, the Company completed a pre-IND submission with the FDA in which the feedback provided by the agency included details regarding steps required to initiate a clinical trial for BB-103. The Company is seeking partnerships to support the progression of BB-103 into the clinic. Benitec will continue to seek a partner for HBV.

Collaboration Programs with Axovant

In July 2018, we entered into a collaboration agreement with Axovant to collaborate on five research plans regarding investigational gene therapy products for neurological disorders, however this was terminated on September 3, 2019 after receiving the notice of termination on June 6, 2019.

The termination of the License and Collaboration Agreement with Axovant Sciences was announced as the Benitec team endeavored to conduct several additional exploratory analyses of BB-301 prior to the initiation of a clinical study in order to potentially improve the biological efficacy of the compound via further optimization of the proprietary delivery method employed to dose the target tissues.

Preclinical data derived from recently concluded in vivo evaluations of BB-301 in two distinct large animal species suggest that the opportunity exists to further improve the biological efficacy of the compound via additional optimization of the proprietary delivery method employed to dose key target tissues that underlie the morbidity and mortality associated with the progression of OPMD.  The initial biological efficacy profile observed for BB-301 following in vivo testing in the A17 mouse model of OPMD, including full correction of the disease phenotype, remains unchanged.  However, the Benitec team plans to conduct several additional exploratory analyses prior to the initiation of clinical testing.

Completion of the experimental work noted above will delay the initiation of the BB-301 clinical study beyond the timelines that were initially outlined by Axovant Sciences following the execution of the License and Collaboration Agreement between Benitec Biopharma and Axovant Sciences.  As such, the License and Collaboration Agreement between Benitec Biopharma and Axovant Sciences was terminated, and all rights and licenses granted to Axovant Sciences will cease, including the rights to BB-301, which was in preclinical development for the treatment of OPMD, and all other early stage research collaboration programs.

The termination of the License and Collaboration Agreement is effective as of September 3, 2019.

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
•

a pipeline of programs focused on life threatening or chronic diseases with either large patient populations, including hepatitis, or rare disease status potentially supporting an orphan drug classification, including OPMD;

•	our development team has significant experience in designing and developing ddRNAi therapeutics;
•

rights to intellectual property that includes a patent portfolio protecting our ddRNAi technology platform in numerous jurisdictions through 2019, and a growing portfolio of patents protecting improvements to our ddRNAi technology and product candidates through at least 2034, with additional patent life anticipated through at least 2036.

Our Strategy

Benitec endeavours to become the leader in discovering, developing, and commercializing ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need. The following strategy has been put in place to drive the company towards these goals:

•	Selectively develop proprietary and partnered programs
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

We actively protect our intellectual property and proprietary technology that are important to our business, which includes seeking and maintaining patents claiming our ddRNAi technology, and other inventions relating to our specific products in development, or otherwise commercially and/or strategically important to the development of our business. We have rights to intellectual property that includes a patent portfolio protecting our ddRNAi technology platform in numerous jurisdictions through 2019, and a growing portfolio of patents protecting improvements to our ddRNAi technology and product candidates through at least 2034, with additional patent life anticipated through at least 2036.

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

Figure 1. The siRNA approach

A small double stranded RNA, or dsRNA, molecule (A), comprising one strand known as the sense strand and another strand known as the antisense strand, which are complementary to each other, is synthesized in the laboratory. These small dsRNAs are called small interfering RNAs, or siRNAs. The sequence of the sense strand corresponds to a short region of the target gene mRNA. The siRNA is delivered to the target cell (B), where a group of enzymes, referred to as the RNA-Induced Silencing Complex, or RISC, process the siRNA (C), where one of the strands (usually the sense strand) is released (D). RISC uses the antisense strand to find the mRNA that has a complementary sequence (E) leading to the cleavage of the target mRNA (F). As a consequence, the output of the mRNA (protein production) does not occur (G).

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

Figure 2. The ddRNAi approach

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

In-House Programs

Company Pipeline

The following table sets out our product candidates and their development status.

Figure 3. Pipeline: Oculopharyngeal Muscular Dystrophy (OPMD)

and Chronic Hepatitis B Virus Infection

BB-301 for Treatment of Oculopharyngeal Muscular Dystrophy

We are developing BB-301 for the treatment of OPMD, a heritable, autosomal-dominant, slowly-progressing, late-onset degenerative muscle disorder.  OPMD patients typically present with clinically significant symptoms between age 40 and age 60. OPMD patients commonly present with progressive swallowing difficulties, or dysphagia, and eyelid drooping, or ptosis, due to pathophysiological mechanisms impacting specific craniofacial and pharyngeal muscles. The disease is caused by the presence of a trinucleotide repeat expansion in the poly(A)-binding protein nuclear 1, or PABPN1, gene. Dense intranuclear inclusions comprise one histopathological hallmark of OPMD.

BB-301 accomplishes the “silence and replace” approach to disease treatment via the employment of a bifunctional ddRNAi construct, delivered via a modified AAV vector, to silence the expression of the mutant PABPN1 gene and to deliver a normal PABPN1 replacement gene.

OPMD is a rare disease and has been reported in at least 33 countries. Patients suffering with OPMD are well identified and are aggregated in particular regions, which we believe should simplify clinical development and commercialization of BB-301, if it is approved. The largest OPMD cluster is in the French-Canadian population, with estimated prevalence of one in every one thousand people, and its highest prevalence is among Bukhara Jews living in Israel, where it affects one in six hundred people. In Europe, the estimated prevalence is one in one hundred thousand people. The relatively low abundance of patients afflicted by this disease allows this indication to be characterized as a rare disease. In January 2017, the European Commission granted orphan drug designation for BB-301 as an orphan medicinal product for the treatment of OPMD. In January 2018, BB-301 received orphan drug designation in the United States. In July 2018, we licensed BB-301 to Axovant for continued development. However, this contract was terminated on September 3, 2019 after receiving the notice of termination on June 6, 2019.

Current OPMD Treatments and Products in Development

No curative or disease-modifying therapies currently exist for OPMD patients.  Surgical interventions can be undertaken for palliative purposes, including the use of cricopharyngeal myotomy.

Investigational therapies under development include intravenous administration of trehalose and the use of autologous myoblast transplant.

Our ddRNAi-Based OPMD Therapeutic — BB-301

BB-301 is a bifunctional ddRNAi-based gene therapy designed to correct the genetic defect underlying OPMD following a single administration. BB-301 is administered as a monotherapy via the use of a modified AAV vector and is designed to silence the expression of the mutant PABPN1 gene while simultaneously introducing a silencing-resistant, normal form of the PABPN1 gene to restore the biological function of the diseased tissue. We believe OPMD is well suited for this "silence and replace" approach since the genetic mutation is well characterized and the targeted tissue domains are relatively small. Once validated, we believe a similar approach could be applied to other genetic disorders.

BB-301 —Design and Mechanism of Action

BB-301 is designed to target three distinct regions of the PABPN1 mRNA via the concomitant expression of three distinct shRNAs from a single DNA construct and the simultaneous expression of a codon-optimized, silencing-resistant version of the wildtype PABPN1 gene (Figure 4).

Figure 4. BB-301 AAV "silence and replace" combination vector

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

Figure 5. The mechanism of action of BB-301

The DNA construct is delivered to the affected muscle cells via an AAV vector. Upon reaching the nucleus, the construct expresses multiple independent shRNAs that are ultimately processed by the endogenous machinery of the target cell to produce siRNAs that cleave the mutant PABPN1 mRNA and silence the expression of the mutant gene. In addition, the bifunctional gene construct drives the expression of a silencing-resistant version of the normal PABPN1 gene, which has been shown to promote the restoration of muscle function in several non-clinical studies.

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

Figure 6. Restoration of muscle function in vivo following gene silencing and replacement

Figure 6 demonstrates the capacity of BB-301 to drive restoration of muscle function in vivo following suppression of the mutant PABPN1 and replacement with the normal PABPN1 gene, with muscle function measured by specific tetanic force (Po). Neither the expression of a triple hairpin construct to down-regulate the mutant form of the PABPN1 protein, nor the expression of the normal protein, was sufficient by itself to restore specific force levels. The combination of the silencing of the mutant gene with the triple hairpin construct and replacement with the normal gene was observed to restore specific force capacity to healthy levels.

Ongoing Development Plans for BB-301

In August 2017, following the results of the in vitro studies conducted by researchers at the Royal Holloway University of London and the Institut de Myologie in Paris, we announced our innovative vector design to ‘silence and replace’ the disease-causing gene in a single construct. The single vector system has shown activity consistent with the dual vector system in which the ‘silence’ and ‘replace’ are delivered in separate vectors. Benitec will complete three non-clinical studies for BB-301 that will facilitate the filing of an Investigational New Drug (IND) application and the formal initiation of a Phase I clinical trial in patients suffering from OPMD. The three non-clinical BB-301 studies will be conducted in canine subjects and will support the optimization of the methods of administration, confirm the efficiency of vector transduction in the key tissue compartments underlying the disease phenotype, confirm the optimal drug doses in advance of initiation of human clinical studies, and finalize experiments designed to characterize any toxicological data-points.

BB-103 for the Treatment of Hepatitis B

We are developing BB-103 for the treatment of HBV. Results of in vivo and in vitro studies, from December 2016, March 2016 and December 2015, have, we believe, demonstrated the potential utility of an approach that combines RNAi with gene therapy to treat HBV.  We are currently seeking strategic partners to work with the Benitec team to advance the HBV program towards the clinic.

We have completed a Phase I/IIa clinical trial for our now discontinued product candidate, TT-034, which we were developing to treat patients chronically infected with the most common genotype of HCV. The trial achieved its primary end point of safety of TT-034 in HCV patients, based on safety within the liver and other organs of the nine patients that were dosed in the study. There was one serious adverse event observed, a pulmonary embolism resulting from a fall, and it was classified as unrelated to the therapy. That event was resolved within four weeks. Three other adverse events (diarrhoea, light-headedness and bradycardia) were also observed and considered possibly treatment related. All of those events were mild in nature and resolved completely. No adverse event met the pre-defined criteria for a dose-limiting toxicity. In addition, no T-cell capsid response was seen in any of the subjects, as has been previously reported at similar high-dose levels in other systemic trials with AAV. While transduction of hepatic tissues was seen, there was no reduction in viral load in treated patients, which was a secondary endpoint of the study. We believe that our experience with the TT-034 clinical trial will be of value in designing and implementing our other programs, in particular HBV, as both HBV and HCV replicate in the liver. We have improved specific elements of BB-103 as a result of the nonclinical and clinical study results obtained during the evaluation of TT-034.

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

According to GlobalData, a market research firm, the global hepatitis B therapeutics market was worth $2.4 billion in 2014 and is expected to reach a total of $3.0 billion by 2024 at a Compound Annual Growth Rate of 2.4%. The current therapies used as standard of care for HBV consist of antivirals composed of nucleotide and nucleoside analogues, or NUC, and, less commonly, interferon therapy.

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

There are several late-stage pipeline agents in development for the treatment of hepatitis B, including TAF, GS- 9620 and GS-4774. These products aim to fulfill key unmet needs by targeting improvements in safety and tolerability, and by more effectively lowering serum HBsAg which may indicate better long-term disease outcomes.

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

In vitro Development Highlights

Our bioinformatics analysis of the major HBV genotypes, A through H, has identified several well-conserved regions of the genome for targeting with ddRNAi therapeutics. We have designed numerous shRNAs to target these regions, and we have identified lead candidates based on several factors, including activity, hyperfunctionality, meaning the highest activity at lowest levels, and the ability of the shRNA strand to be incorporated into the cell's natural RNA processing mechanism. The final clinical construct we have chosen is illustrated in Figure 7.

Figure 7. The design for BB-103

A

B

The design for BB-103 (Figure 7) is based on the design of TT-034, utilizing an AAV capsid and a triple construct targeting three separate conserved regions on the HBV mRNA (A); The shRNAs target regions on the overlapping reading frames of the HBV genome (B), allowing simultaneous targeting of the mRNAs that express viral proteins including DNA polymerase, s-antigen and core proteins.

Figure 8. The mechanism of action of BB-103

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

In vivo Development Highlights and Ongoing Development Plan for BB-103

Benitec is developing BB-103 for the treatment of HBV. Results of in vivo and in vitro studies, from December 2016, March 2016 and December 2015, demonstrated the potential utility of an approach that combines RNAi with gene therapy to treat HBV. In April 2017, we completed a pre-IND submission with the FDA in which the feedback provided by the agency included details regarding steps required to initiate a clinical trial for BB-103. We are seeking strategic partnerships to facilitate the advancement of BB-103 into clinical testing.

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

Our Out-Licensed Programs

In addition to the proprietary development program, the Company has licensed its ddRNAi technology to companies who are developing therapeutic programs in other disease areas.

HIV/AIDS: In March 2012, Benitec granted a non-exclusive, royalty-bearing, worldwide license to a U.S. based biotechnology company, Calimmune, Inc.  Under the agreement, Calimmune could develop, use and commercialise ddRNAi to silence up to three targets for the treatment or prevention of HIV/AIDS. Calimmune's approach was developed with core technology from the laboratory of Dr. David Baltimore, a Nobel Laureate in the area of HIV/AIDS, and involves silencing the gene that codes for a receptor protein known as CCR5. Calimmune's HIV/AIDS treatment is known as CAL-1.  In August 2017, the CSL Behring subsidiary of CSL Ltd. announced that it would acquire Calimmune Inc. gaining two ex vivo autologous gene therapy candidates and two stem cell therapy technologies.

As part of this deal, CSL Behring also acquired CAL-1, the autologous T cell and blood stem cell therapy in Phase I/II testing to treat HIV infection.  The announcement indicated that CSL Behring was evaluating options for developing this candidate, including licensing or partnering as the company is "unlikely" to develop the candidate on its own.

On December 19, 2018 the license was terminated by Calimmune Inc.

Cancer Immunotherapy: In August 2013, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Regen Biopharma Inc. to use ddRNAi for silencing expression of indoleamine 2,3—dioxygenase, or IDO, in dendritic cells.  Regen is developing a cancer immunotherapy using the licensed technology.  IDO is associated with immune-suppression and is overexpressed in some cancers. Regen has reported preclinical evidence that modification of these cells using ddRNAi targeting the silencing of IDO may significantly enhance their efficacy in cancer immunotherapy.  Regen's first treatment, which is for breast cancer, is called dCellVax.

Regen advised Benitec in July 2019 that they intend to terminate the agreement.

Intractable Neuropathic Pain: In November 2014, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology company, Circuit Therapeutics, Inc. to use ddRNAi for the development of treatments for and the prevention of pain.  This license has been terminated in February 2019.

Intellectual Property

Benitec Biopharma Limited and its controlled entities (collectively Benitec) actively seeks to protect the intellectual property and proprietary technology that it believes is important to its business, which includes seeking and maintaining patents directed to its proprietary ddRNAi technology, as well as inventions arising from in-house product development, or otherwise commercially and/or strategically important to the development of the business. Benitec also relies on know-how and trade secrets and actively seek to protect the confidentiality of such know-how and trade secrets.

As of September 30, 2019, Benitec owns a total of nineteen patent families directed to its product candidate programs, of which four are in the provisional phase, two are in the Patent Cooperation Treaty (PCT) phase and the others having progressed to national phase and are under prosecution or are granted.  Within this portfolio, Benitec has 72 pending national/regional or convention applications and 17 granted patents, in a total of 23 jurisdictions (counting as one jurisdiction the member states of the European Patent Convention).

Benitec also has a portfolio of in-licensed patents relating to its ddRNAi platform technology, which includes irrevocable, exclusive rights in the field of human therapeutics to CSIRO's patents claiming ddRNAi, non-exclusive rights to Carnegie’s patents relating to genetic inhibition methods using double-stranded RNA, and non-exclusive rights to Hairpin Technologies’ (as exclusive licensing agent for Cold Spring Harbor Laboratories) patents relating to short hairpin RNA (shRNA) technology.

ddRNAi Platform Technology (in-licensed)

In December 2009, Benitec entered into a commercial license arrangement with CSIRO for two patent families relating to ddRNAi technology. This worldwide license in the field of human therapeutics is exclusive and irrevocable.

The two patent families exclusively licensed from CSIRO include different aspects of the ddRNAi technology. The first of these patent families relates to DNA constructs and methods of using same to deliver RNA molecules, particularly shRNA, directed to the target gene within a cell and thereby reduce expression of a target gene by RNA interference (RNAi). This family is entitled “Control of gene expression”. The remaining US patent in this family is due to expire in April 2020.

The second patent family is an extension of the first patent family, and relates to chimeric DNA and methods for using DNA to deliver RNA molecules, particularly shRNA. This family is entitled “Methods and means for obtaining modified phenotypes”. The remaining US patents in this family are due to expire in August 2021.

Technology Improvements

Benitec owns two patent families relating to improvements to ddRNAi technology. The first patent family, which is entitled “Genetic silencing”, relates to compositions of matter and methods for delivering shRNA molecules to animal cells for a variety of target genes. This patent family includes a granted patent in the United Kingdom which is due to expire in March 2021.

The second patent family, which is entitled “Double-stranded nucleic acids”, relates to nucleic acid constructs and methods for using DNA to produce hairpin RNA molecules that can target multiple genes within one molecule. This patent family includes a granted patent Australia which is due to expire in June 2024.

ddRNAi-based treatment of Hepatitis B

The Benitec patent portfolio includes three patent families relevant to Benitec’s ddRNAi-based candidate for treatment of hepatitis B virus (HBV) infection (BB-103).  BB-103 is a triple construct encoding three shmiRs targeting the HBV pol gene, with each shmiR-coding sequence operably linked to its own U6 promoter.  Two variants of BB-103 have been developed at Benitec, each with a different combination of shmiRs.  The first variant of BB-103 comprises the shmiRs internally designated All-4.1_minus3, shRNA8v2_plus1, and All-9.1_plus1.  The second variant of BB-103 comprises the shmiRs internally designated All-4.1_minus3, All-5, and All-9.1_plus1.

The first patent family, entitled “HBV Treatment (HBV family #1)”, relates to single-stranded RNA and shRNA sequences to a range of target regions of the hepatitis B viral genome. This patent family was jointly filed with Biomics Biotech Co., Ltd., with ownership interests subsequently being assigned to Benitec.  This patent family includes a number of granted patents with claims covering a ddRNAi agent comprising at least two effector sequences, wherein one of the effector sequences corresponds to the shRNA (or shmiR) in BB-103 designated “shRNA8v2_plus1”. Although drafted to explicitly cover shRNAs (as this was the RNAi format under development at the time), the claims encompass shRNAs comprised within a microRNA backbone (i.e., short hairpin microRNA (shmiR)) which is the format of RNAi currently in use within Benitec’s HBV program.

A further patent family relating to shRNA sequences to a range of additional target regions of the hepatitis B viral genome was filed solely in the name of Benitec. This patent family, entitled “Reagents for treatment of hepatitis B virus (HBV) infection and use thereof (HBV family #2)”, includes claims relating to the shRNA designated All-4.1_minus3, All-5, and All-9.1_plus1 in BB-103, as well as shRNA targeting other regions of the HBV genome.  These new shRNAs are described individually, as well as in the context of the triple construct BB-103.  Although drafted to cover shRNAs (as this was the RNAi format under development at the time), the claims encompass shRNA and shmiR.

The third patent family relevant to HBV relates to the development of constructs.  This patent family, entitled “Reagents for treatment of hepatitis B virus (HBV) infection and use thereof (HBV family #3)”, includes claims relating to shmiRs designated All-4.1_minus3, All-5, and All-9.1_plus1 in BB-103.  The sequences covered in this family correspond to those described in HBV family #2 with the same name.  This patent family was filed in order to cover single and triple shmiR constructs currently under development at Benitec. This patent family names Benitec as the sole applicant.

ddRNAi-based treatment of AMD

The Benitec patent portfolio also includes one patent family relevant to Benitec’s ddRNAi-based candidate for treatment of age-related macular degeneration (BB-201), which has been discontinued. BB-201 is a triple construct encoding three shmiRs targeting VEGFb, VEGFa and PGF respectively, with each shmiR-coding sequence operably linked to its own U6 promoter. Two variants of BB-201 have been developed at Benitec, each with a different combination of shmiRs. The first variant of BB-201 comprises the shmiRs internally designated VEGFb shmiR-1, VEGFa shmiR-8 and PGF shmiR-3. The second variant of BB-201comprises the shmiRs internally designated VEGFb shmiR-1, VEGFa shmiR-8 and PGF shmiR-7.

The AMD patent family entitled “Age-Related Macular Degeneration Treatment (AMD family #1)”, relates to a first set of target gene sequences considered for the ddRNAi- based therapeutic candidate being developed for AMD. Of the first set of genes described in this patent family, target regions within VEGFa have been the focus of prosecution and a patent has been granted in the USA. This patent family was filed solely in the name of Benitec.

ddRNAi-based treatment for OPMD

Benitec’s patent portfolio for OPMD includes five patent families relating to shRNA and shmiRs targeting PABPN1 (the causative gene for OPMD), as well as ‘silence and replace’ therapeutics and treatment strategies for OPMD. These five families cover the OPMD therapeutic candidate, BB-301, under development at Benitec, treatment strategies for OPMD which silence PABPN1 which is causative of OPMD and replace with functional PABPN1, and Benitec’s AAV patent family which covers the delivery system for BB-301. BB-301 is a ‘silence and replace’ construct encoding two shmiRs targeting the endogenous PABPN1 (including variants causative of OPMD) internally designated shmiR-13 and shmiR-17, as well as a codon-optimized PABPN1 replacement construct, the transcript of which is not targeted by shmiR-13 and shmiR-17. Both shmiRs and the codon-optimized PABPN1 replacement construct are under the control of a muscle-specific promoter.

The first patent family, entitled “Reagents for treatment of oculopharyngeal muscular dystrophy (OPMD) and use thereof (OPMD family #1)”, arose out of a collaboration with Royal Holloway University of London (RHUL) and relates to three shRNA target regions within PABPN1. RHUL assigned its ownership interests in this patent family to Benitec, and the PCT application and the related U.S. priority document were filed solely in the name of Benitec. This patent family is directed to RNAi agents targeting specific regions within mutant PABPN1 variants causative of OPMD, as well as use of those RNAi agents in combination with PABPN1 replacement constructs to treat OPMD. More specifically, this family includes claims covering shmiR17 of BB-301 This patent family entered the national/regional phase in October/November 2018.

The second patent family, entitled “Reagents for treatment of oculopharyngeal muscular dystrophy (OPMD) and use thereof (OPMD family #2)” relates to a second set of target gene sequences within PABPN1 as well as ‘silence and replace’ construct BB-301 under development at Benitec. The PCT application and the related U.S. priority document were filed solely in the name of Benitec, and this family entered the national/regional phase in June/July 2019. This patent family is directed to RNAi agents targeting specific regions within mutant PABPN1 variants causative of OPMD, as well as ‘silence and replace’ constructs and use of same for treatment of OPMD. More specifically, this family includes claims covering shmiR13 and shmiR17 of BB-301 separately, as well as the full BB-301 ‘knockdown and replacement’ construct.

A third patent family, entitled “Methods for Treating Oculopharyngeal Muscular Dystrophy (OPMD) (OPMD family #3)”, has been filed and exists as an unpublished US provisional application. This US provisional application was filed to pursue claims directed to the ‘silence and replace’ treatment concept for OPMD relying on RNAi agents to knockdown PABPN1 causative OPMD and replacing with functional PABPN1 which is not targeted by the RNAi agents. The claims in this application are not limited to BB-301. This US provisional application was filed solely in the name of Benitec.

A fourth patent family, entitled “Methods for Treating Oculopharyngeal Muscular Dystrophy (OPMD) (OPMD family #4)” has been filed and exists as an unpublished US provisional application. This US provisional application was filed to specifically claim the OPMD therapeutic candidate described in OPMD family#2 which is packaged in a modified adeno-associated virus (AAV) delivery system developed by Benitec (described below). The modified AAV was not described in OPMD family#2. This US provisional application was filed solely in the name of Benitec.

AAV with modified phospholipase domain

The Benitec patent portfolio includes a single patent family, entitled “Adeno-associated virus (AAV) with modified phospholipase domain”, which relates to an AAV having a modified phospholipase (PLA2) domain in the capsid.  This patent family exists as a PCT application, with convention applications filed in Uruguay and Taiwan.  The priority document, PCT and convention application were filed solely in the name of Benitec.  The modified AAV will be used as the delivery system for the OPMD therapeutic candidate.

RNAi-based treatment for HNSCC

Pursuant to an exclusive sublicense agreement with NantWorks, Benitec has licensed two patents relating to the inhibition of human squamous cell carcinoma in vivo by EGFR antisense RNA. These in-licensed patents support the development of Benitec’s Head and Neck Squamous Cell Carcinoma (HNSCC) candidate BB-401, which is an antisense RNA therapeutic targeting EGFR for delivery by intratumoral injection.

In addition to the licensed-in patents, the Benitec patent portfolio includes two patent families based on technology developed in house for its ddRNAi-based HNSCC therapeutic candidate, BB-501.  BB-501 is a dual expression construct designed to express one or more shmiRs targeting EGFR, as well as an immunomodulatory cytokine (e.g., IL2).

The first patent family, entitled “Reagents for treatment of head and neck cancer and use thereof”, exists as an unpublished US provisional application and relates to target regions within EGFR for inhibition using shmiRs expressed from ddRNAi constructs.  This patent family describes ddRNAi constructs coding for shmiRs which target EGFR, and dual constructs for expressing shmiRs and an immunomodulatory cytokine (e.g., IL2).

The second patent family, entitled “Expression Cassettes and use thereof in cancer therapy”, also exists as an unpublished US provisional application and relates to expression cassettes comprising specific combinations of promoters and polyadenylation terminator sequences which are particularly good at expressing a gene of interest e.g., immunomodulatory cytokine, in cancer cells e.g., head and neck cancer cells.  This patent family also describes dual expression constructs for expressing immunomodulatory cytokine (e.g., IL2) and a shmiR.  This US provisional application was filed solely in the name of Benitec.

The first and second patent families relate to different aspects of BB-501 i.e., the ddRNAi construct and the expression cassette.  As they include overlapping datasets, they were filed on the same day. Both of these US provisional applications were filed solely in the name of Benitec.  Benitec does not intend to file a PCT application and/or any convention applications claiming priority to the two provisional applications.

TT-034—ddRNAi-based treatment for hepatitis C

The Benitec patent portfolio also includes two patent families relating to the now discontinued Hepatitis C program.  These patent families relate primarily to the shRNA sequences of TT-034 and the expression cassette design of the therapeutic candidate.

The first patent family in the HCV program, entitled “Multiple Promoter Expression Cassettes for Simultaneous Delivery of RNAi Agents”, includes claims to methods and genetic constructs that use the shRNA sequences of TT-034 in the treatment of hepatitis C.  The patent family relates to a range of different shRNA sequences and includes the three candidate shRNA sequences incorporated in TT-034.  This family also exemplifies and claims the use of ddRNAi technology to deliver the shRNA. The design of the expression cassette in this patent family is for three shRNA sequences with independent promoters driving the expression of each shRNA. A number of the patent and applications in this family have been abandoned in view of the decision to discontinue the HCV program.

The second patent family in the HCV program, entitled “RNAi Expression Constructs”, also includes claims for methods and genetic constructs using the shRNA sequences of TT-034 in the treatment of Hepatitis C. The design of the expression in this patent family is for a single promoter to drive the expression of multiple shRNA sequences. Most of the patent and applications in this family have been abandoned in view of the decision to discontinue the HCV program.

Targeting the T-Cell Receptor

The Benitec patent portfolio also includes two PCT applications relating to CAR-T cell therapeutics incorporating ddRNAi technology.

The first patent family in the CAR-T program, entitled “Reagents for Producing T-Cells with Non-Functional TCR Compositions Comprising Same and Use Thereof”, relates to the use of Benitec’s ddRNAi technology to target specific T-cell subunits and inhibit endogenous T-cell receptors.  This PCT application was filed solely in the name of Benitec. Benitec may continue to pursue this family in limited jurisdictions.

The second patent family in the CAR-T program, entitled “CD-70 deficient CAR-T cells, and reagents and method for producing same”, relates to the use of Benitec’s ddRNAi platform to inhibit expression of CD-70 in CAR-T cells. As the excessive presence of CD70 on activated T cells can lead to “fratricide”, Benitec has used its ddRNAi technology to develop reagents for producing CD70 deficient CAR-T cells which may improve survival and persistence of CAR-T cells during cancer therapy. Benitec does not intend to proceed to the national/regional phase.

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

Sales and Marketing

We have not yet established sales, marketing or product distribution operations because our product candidates are in preclinical or clinical development. If we receive marketing and commercialization approval for any of our product candidates, we intend to market the product through strategic alliances and distribution agreements with third parties. In certain cases, we may market an approved product directly worldwide or in selected geographical segments. The ultimate implementation of our strategy for realizing the financial value of our product candidates is dependent on the results of clinical trials for our product candidates, the availability of funds and the ability to negotiate acceptable commercial terms with third parties.

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

In 2016, Section 3033 of the 21st Century Cures Act created a new product category called “regenerative medicine advanced therapy”, or the RMAT designation. The RMAT designation gives the sponsor of a new investigational biologic access to increased meeting opportunities with the FDA, in a manner comparable to those offered to sponsors of therapies designated as “breakthrough therapies” by the FDA. Because the designated products meet the criteria for unmet medical need in the treatment of a serious condition, they may be eligible for priority review, in which the initial assessment of the BLA is reduced from 12 months to eight months, and accelerated approval, which bases approval on an effect on a predictive surrogate endpoint or an intermediate clinical endpoint. RMATs qualifying for such accelerated approval may be able to satisfy licensing requirements through commitment to post-approval clinical studies as well as real-world data such as patient registries and health record analysis. The eligibility of the RMAT-designated product for these expedited programs can be discussed with the FDA at specific development meetings, but we do not know whether any of our current or future product candidates will be eligible for RMAT designation. We believe the increased access to the FDA during early development is a benefit for sponsors, because the typical Type B development meetings are normally restricted to one each at the stages of pre-IND, end of Phase II/pre-Phase III and pre-BLA submission. In addition, the option to qualify for a fast-track program, also based on the potential to serve an unmet medical need in the treatment of a serious condition, allows for a so-called “rolling review” of parts of the BLA, which can be submitted for assessment following agreement of a review timetable with CBER.

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

Facilities

Our corporate headquarters are located in Melbourne. Our research and development facility is located in Hayward, California, and consists of approximately 7,295 square feet of leased office space under a lease that expires in June 2022.

We believe that our existing facilities are adequate for our current needs.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

As at June 30, 2019, the Company had cash on hand of A$22.4 million. This was an increase of A$6.3million from June 30, 2018. This represents payments to suppliers of A$16.1 million offset by receipts from Axovant of A$2.6 million and grant income of A$4.1million, revenue and other income of A$15.2 million, purchase of plant and equipment of A$0.6 million, and foreign exchange gain of  A$1.0 million.

Review of Operations

Benitec Biopharma is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration.  Benitec endeavours to develop and commercialise BB-301 for the treatment of Oculopharyngeal Muscular Dystrophy, or OPMD.

The ddRNAi-based genetic medicine currently under development by Benitec (BB-301) represents a proprietary product candidate that can, potentially, be used to meaningfully improve upon the existing standard of care for a rare, chronic, life-threatening form of muscular dystrophy.  In the past, the research and development efforts of the Company have been directed towards disorders that include head and neck squamous cell carcinoma, or HNSCC, OPMD, wet age-related macular degeneration, or AMD, and chronic hepatitis B or HBV.  Through the combination of the targeted gene silencing effect of RNAi together with the durable gene expression associated with the use of modified viral vectors, ddRNAi has the potential to produce durable silencing of disease-causing genes following a single administration of the proprietary genetic medicine.  This novel attribute of the investigational agent that is being advanced through nonclinical development could facilitate the achievement of robust clinical activity while greatly reducing the dosing frequencies traditionally expected for medicines employed for the management of chronic diseases.  Additionally, the establishment of chronic gene silencing via ddRNAi-based genetic medicines could significantly reduce the risk of patient non-compliance during the course of medical management of potentially fatal clinical disorders.

Axovant Termination

On June 6, 2019 the termination of the License and Collaboration Agreement with Axovant Sciences was announced. The Benitec team endeavor to conduct several additional exploratory analyses of BB-301 prior to the initiation of a clinical study in order to potentially improve the biological efficacy of the compound via further optimization of the proprietary delivery method employed to dose the target tissues.

Preclinical data derived from recently concluded in vivo evaluations of BB-301 in two distinct large animal species suggest that the opportunity exists to further improve the biological efficacy of the compound via additional optimization of the proprietary delivery method employed to dose key target tissues that underlie the morbidity and mortality associated with the progression of OPMD.  The initial biological efficacy profile observed for BB-301 following in vivo testing in the A17 mouse model of OPMD, including full correction of the disease phenotype, remains unchanged.  However, the Benitec team plans to conduct several additional exploratory analyses prior to the initiation of clinical testing.

Completion of the experimental work noted above will delay the initiation of the BB-301 clinical study beyond the timelines that were initially outlined by Axovant Sciences following the execution of the License and Collaboration Agreement between Benitec Biopharma and Axovant Sciences.  As such, the License and Collaboration Agreement between Benitec Biopharma and Axovant Sciences was terminated, and all rights and licenses granted to Axovant Sciences will cease, including the rights to BB-301, which was in preclinical development for the treatment of OPMD, and all other early stage research collaboration programs.

The termination of the License and Collaboration Agreement was provided to Benitec on June 6, 2019 and is effective as at  September 3, 2019.

Preclinical Programs

Preclinical research efforts supporting the development of proprietary ddRNAi-based therapeutics targeted towards the treatment of HBV and AMD have concluded.

Workforce Reduction

On July 31, 2019 Benitec announced the completion of a workforce reduction of approximately 50%.  Through this streamlining of operations, the Company retained staff members who are key to the achievement of the core research and development goals.  The rationalization of resources will result in an extended financial runway for the Company while allowing Benitec to continue to advance the BB-301 program through development.

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

Our grant income is generated through the Australian federal government's Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% (2018:43.5%) of eligible research and development expenditures, including salaries, by small Australian entities having a tax loss. For this purpose, small Australian entities are defined as those with less than A$20 million in revenue. This grant is available for our research and development activities in Australia, as well as activities in the United States to the extent such U.S.-based expenses relate to our activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. Prior to June 30, 2017 the grant income was only taken up on the lodgement of the previous year’s tax return, which was the time at which it was considered a reliable estimate could be made. In determining the estimate management reviews historical claims, Government overseas findings enabling the claim of overseas expenditure and the allocation of staff and overheads costs within approved projects. To the extent our research and development expenditures are deemed to be "ineligible," then our grants would decrease. In addition, the Australian government may in the future decide to modify the requirements of, reduce the amounts of the grants available under, or discontinue the Research and Development Tax Incentive program. Previously, we have been awarded research and development grants from the Australian federal government, totaling A$3.6 million in fiscal 2016, A$10.5 million in fiscal 2017, A$4.0 million in fiscal 2019 and A$0.9 million we expect to receive in in fiscal 2020. Any such change in the Research and Development Tax Incentive program could have a material adverse effect on our future cash flows and financial position.

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

Impairment

We assess at the end of each fiscal year and half year whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing is required for an asset, such as goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, we make an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. No impairment was recorded in fiscal years 2019, 2018 or 2017. In fiscal 2016, we recorded an impairment of A$1.8 million in relation to the write-off of a clinical trial prepayment that had originally been made for a non-small cell lung cancer program. The non-small cell lung cancer program was cancelled in 2016.

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

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and judgments that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We analyze our estimates and judgments and we base our estimates and judgments on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may vary from our estimates. Our significant accounting policies are detailed in Note 1 to our consolidated financial statements for the fiscal year ended June 30, 2019, appearing elsewhere in this report. We have summarized below the accounting policies of particular importance to the portrayal of our financial position and results of operations and that require the application of significant judgment or estimates by our management.

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

Research and development refundable tax offsets

The Company accounts for the federal government research and development grant tax incentive when a reliable estimate of the amounts receivable can be made. In the year ended June 30, 2017 reporting period detailed reporting systems were implemented to allow for the first time a reliable estimate to be made of the grant income that is expected to be received for the current period. In determining the estimate management reviews historical claims, Government overseas findings enabling the claim of overseas expenditure and the allocation of staff and overheads costs within approved projects. Judgement is also applied in determining the eligibility of the activities undertaken in Australia and overseas. Other income for the year ended June 30, 2019 includes an estimate of Research and Development grant receivable for June 30, 2019 of A$0.9 million.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Recovery of deferred tax assets

Deferred tax assets are recognized for deductible temporary differences only if the Company considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Given the Company’s and each individual entities’ history of recent losses, the Company has not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether the Company or its subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilized. The Company applies judgments in determining whether the tests for utilisation of carry forward tax losses are satisfied in a year where taxable income is generated. This involves management considering the Continuity of Ownership and/or Similar Business tests.

Results of Operations

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this report.

Comparison of the fiscal years ended June 30, 2019 and 2018

	For the fiscal year ended June 30,				Increase
(in thousands)	2019		2018		(Decrease)
Revenue:
Licensing revenue and royalties	A$	14,627	A$	378	A$	14,249
Service revenue		1,532		—		1,532

Other income:
Australian Government Research and Development grants		907		3,999		(3,092)
Foreign exchange unrealized gain		443		87		356
Other		—		1		(1)

Total revenue and other income	A$	17,509	A$	4,465		13,044

Licensing revenue and royalties increased by A$14.2 million, from A$0.4 million in fiscal 2018 to A$14.6 million in fiscal 2019, primarily due to the license agreement with Axovant, which resulted in upfront license payment of A$14.2 million.

Service revenue consist of payments for services provided to Axovant during the license agreement signed in July 2018. The License agreement was terminated in September 2019.

Other income, consisting of our Research and Development refundable tax offset from the Australian Government, decreased by A$3.1 million, from A$4 million in fiscal 2018 to A$0.9 million in fiscal 2019. This decrease is primarily due to excluding the OPMD program from the R&D claim. It is noted that grant income recognized in the current period, will be received subsequent to the claim being made, on lodgement, of the June 2019 income tax return. See Note 2 and Note 4 of our June 30, 2019 financial statements included in this Annual Report on Form 20-F for more detailed information on research and development incentives.

Expenses

Research and development expense. Research and development expense decreased by A$3.8 million from A$6.9 million in fiscal 2018 to A$3.1 million in fiscal 2019 due to the reimbursement of costs from Axovant relating to the OPMD program and the termination of the AMD program.

Employment related expenses. Employment-related expenses decreased by A$0.1 million in fiscal 2019 compared to fiscal 2018 primarily due to payments related to our management restructuring.

Share based expenses. Share based expenses increased by A$0.5 million from A$0.4 million in fiscal 2018 to A$0.9 million in fiscal 2019,  due to new options issued to employees. Share based expenses are calculated using a Black-Scholes model. The share based expense model uses a data set that includes share price and exercise price, exercise probability, volatility, exercise time and interest rates. We recognize share based expenses over the service period in which the employee earns the award, which is the vesting period of the award.

Travel related costs. Travel related costs decreased by A$0.1 million, from A$0.5 million in fiscal 2018 to A$0.4 million in fiscal 2019, primarily due to a decrease in overseas business trips.

Consultants costs. Consultants costs decreased by A$0.1 million from A$0.8million in fiscal 2018 to A$0.7 million in fiscal 2019 as a result of more administrative tasks being performed in house, such as the Research and Development returns. We retained specialist advisers in relation to our key product candidate programs and for media and shareholder relations capabilities.

Occupancy costs. Occupancy costs remained relatively unchanged at approximately A$0.6 million in fiscal 2019, as a result of largely unchanged lease liabilities in California and Australia.

Corporate expenses. Corporate expenses increased by A$0.5 million from A$1.4 million in fiscal 2018 to A$1.9 million in fiscal 2019 primarily due to increase in legal fees.

Result for the period

As a result of the foregoing, our profit for the period after income tax benefit was A$4.1 million compared to a loss of A$11.6 million in fiscal 2018. The change in profit is predominantly due to an increase in revenue of A$15.8 million, which includes the upfront license payment of A$14.2 million as well as payment for services provided to Axovant totaling A$1.5 million.

Given our and our subsidiaries’ history of losses, we have not recognized a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether we or our subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilized.

Comparison of the fiscal years ended June 30, 2018 and 2017

Revenue

	For the fiscal year ended June 30,				Increase
(in thousands)	2018		2017		(Decrease)
Revenue:
Licensing revenue and royalties	A$	378	A$	333	45

Other income:
Australian Government Research and Development refundable tax offset		3,999		10,507	(6,508)
Foreign exchange unrealized gain		87		—	87
Other		1		—	1

Total revenue and other income	A$	4,465	A$	10,840	(6,375)

Licensing revenue and royalties increased by A$0.05 million, from A$0.33 million in fiscal 2017 to A$0.38 million in fiscal 2018, primarily due to timing differences in the recognition of such revenue.

Other income, consisting of our Research and Development refundable tax offset from the Australian Government, decreased by A$6.5 million, from A$10.5 million in fiscal 2017 to A$4 million in fiscal 2018. This decrease is primarily due to the inclusion of an estimation of the grant income for the twelve months ended June 30, 2018, of A$4 million, whilst in the previous corresponding period we included grant income of A$6 million for the fiscal year 2016 and an estimation for twelve months to June 30, 2017, of A$4 million. In 2017 a new reporting system was implemented to allow a reliable estimate to be made of the grant income. As a result, an estimation of grant income for each quarter is now taken to account on a quarterly basis. Previously the grant income was only taken up on the lodgement of the previous year’s tax return, which was the time at which it was considered a reliable estimate could be made. It is noted that grant income recognized in the current period, will be received subsequent to the claim being made, on lodgement, of the June 2018 income tax return. See Note 2 and Note 4 of our June 30, 2018 financial statements included in this Annual Report on Form 20-F for more detailed information on research and development incentives.

Expenses

Research and development expense. Research and development expense remained at A$6.9 million in fiscal 2018, as the increase in costs of the OPMD and the HNSCC programs was offset by a decrease in costs of the programs related to HVB, HCV and AMD.

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

We have incurred cumulative losses and negative cash flows from operations since our inception in 1995, except for the current period where we had a profit of A$4.1 million and, as of June 30, 2019, we had accumulated losses of A$141.3 million. We expect that our research and development and general and administrative expenses will proceed at lower rate compare to previous year due to staff rationalisation and the single focus on OPMD program due to the loss of the Axovant contract.

We had no borrowings in fiscal 2019, fiscal 2018 or fiscal 2017 and do not currently have a credit facility.

As of June 30, 2019, we had cash and cash equivalents of A$22.4 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 180 days.

Cash flows

The following table sets forth the sources and uses of cash for each of the periods set forth below:

	For the fiscal year ended June 30,
(in thousands)	2019		2018		2017
Net cash provided by (used in) operating activities	A$	5,857	A$	(9,794)	A$	(8,304)
Net cash provided by (used in) investing activities		(570)		(147)		(302)
Net cash provided by financing activities		—		8,507		7,939

Operating activities. Net cash provided by operating activities for fiscal 2019 was A$5.9 million. Net cash used in operating activities for fiscal 2018 and 2017 was A$9.8 million and A$8.3 million, respectively. The use of net cash in all periods is primarily related to payments to suppliers and employees.

Investing activities. Net cash used in investing activities in fiscal 2019, 2018 and 2017 was A$0.6 million, A$0.1 million and A$0.3 million, respectively, and primarily related to purchases of equipment and, for fiscal 2018, a clinical trial deposit.

Financing activities. Net cash provided by financing activities was nil in fiscal 2019, A$8.5 million and A$7.9 million for fiscal 2018 and 2017 respectively. All such cash from financing activities related to the issuance of ordinary shares, including A$8.8 million in gross proceeds from a private placement and entitlement offer in fiscal 2018, A$8.0 million in gross proceeds from private placements in fiscal 2017, partially offset by share issue transaction costs.

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

We expect that our cash and cash equivalents will be sufficient to support preclinical and Phase I clinical studies for BB-301 and the OPMD program until approximately the fourth quarter of calendar 2021.

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

Our research and development expenses, categorized by product candidate or program, in fiscal 2019, fiscal 2018 and fiscal 2017 were as follows:

	For the year ended June 30,
Product candidate or program	2019		2018		2017
TT-034 for the treatment of HCV	A$	5,918	A$	85,128	A$	1,066,875
BB-103 for the treatment of HBV		—		221,055		1,353,351
BB-201 for the treatment of AMD		88,225		709,495		2,049,897
BB-301 for treatment of OPMD		396,393		2,814,783		595,060
BB-401 and BB-501 for the treatment of HNSCC*		1,005,696		1,832,261		518,438
New technologies		1,104		20,304		74,915
Other project related research and development costs (includes insurance, legal, IP and lab equipment costs)		1,606,861		1,207,283		1,266,834
Total	A$	3,104,197	A$	6,890,309	A$	6,925,370

*

The Company has terminated the clinical development of BB-401 along with the discovery stage programs directed at the engineering of follow-on anti EGFR strategies (BB-501) in second half of fiscal 2019.

D.	Trend Information.

Our objective is to become the leader in discovering, developing, clinically validating and commercializing ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need or large patient populations, and to thereby provide a better life for patients with these diseases. Our strategy to accomplish this goal is to progress our BB-301 OPMD program based on our proprietary ddRNAi-based therapeutics, continue our leadership position in ddRNAi-based therapeutics, develop drugs in our core disease area, partner selectively to commercialize and expand our pipeline and pursue indications with high unmet medical need or a large patient population.

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

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations as of June 30, 2019:

	Payments due by period (A$ thousand)
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Operating lease obligations	A$	920	A$	289	A$	631	A$	—	A$	—
Total	A$	920	A$	289	A$	631	A$	—	A$	—

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

The following table sets forth information covering our current directors and executive officers.

Name	Position
Jerel Banks	Chief Executive Officer and Executive Chairman of the Board of Directors
Megan Boston	Executive Director and Head of Operations Australia
J. Kevin Buchi	Non-Executive Director
Peter Francis	Non-Executive Director

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

Megan Boston has previously been Chief Executive Officer and Managing Director of several ASX listed entities. With over 13 years of experience, Ms. Boston has been a director across a range of industries where she chaired company boards as well as board sub-committees particularly in the area of finance and risk management. Specifically, Ms. Boston has been a Director of Benitec since August 2016 and Executive Director and Head of Operations Australia since June 2018. Previously, Ms. Boston held senior executive roles at various banking institutions in the area of risk and compliance, as well as working for PricewaterhouseCoopers. Ms. Boston holds a Bachelor of Commerce and is an Australian Chartered Accountant. Ms. Boston has also completed the company directors course diploma administered by the Australian Institute of Company Directors.

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

The business addresses for each of our directors and executive officers is Benitec Biopharma Limited, Level 14, 114 William Street, Melbourne, Victoria, 3000 Australia.

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

Details of Remuneration for fiscal 2019

The following tables set forth all of the compensation awarded to, earned by or paid to each individual who served as director and executive officer in fiscal 2019.

	Short Term Benefits			Post- Employment	Long-Term Benefits
	Cash Salary and Fees A$	Cash Bonus A$	Non- Monetary A$	Benefits Super- annuation A$	Employee Leave A$	Share-Based Payments Options A$	Total A$
2019 Directors

Jerel Banks	578,985	—	—	—	—	714,263	1,293,248
Peter Francis	70,000	—	—	6,650	—	—	76,650
Megan Boston	266,509	—	15,287	19,312	—	92,914	394,022
Kevin Buchi	76,650	—	—	—	—	—	76,650

Other Key management Personnel

Georgina Kilfoil(1)	168,533	—	(15,689)	10,728	—	—	163,572
	1,160,677	—	(402)	36,690	—	807,177	2,004,142

(1)	Georgina Kilfoil appointed as Chief Development Officer on February 9, 2018, resigned on January 9, 2019.

The proportion of remuneration at risk and the fixed proportion are as follows:

	Fixed remuneration		At risk – STI (bonus)		At risk – LTI (options)
	2019	2018	2019	2018	2019	2018
Directors

Jerel Banks	45%	95%	—%	—%	55%	5%
Peter Francis	100%	83%	—%	—%	—%	17%
Megan Boston	76%	100%	—%	—%	24%	—%
Kevin Buchi	100%	87%	—%	—%	—%	13%
John Chiplin(1)	—%	100%	—%	—%	—%	—%

Other Key Management Personnel

Georgina Kilfoil(2)	100%	87%	—%	—%	—%	13%
Greg West(3)	—%	87%	—%	—%	—%	13%
David Suhy(4)	—%	84%	—%	—%	—%	16%
Cliff Holloway(5)	—%	100%	—%	—%	—%	—%

(2)	John Chiplin resigned as a director on October 23, 2017.
(3)	Georgina Kilfoil appointed as Chief Development Officer on February 9, 2018, resigned on January 9, 2019.
(4)	Greg West resigned as CEO and Company Secretary June 15, 2018.
(5)	David Suhy resigned as CSO on June 22, 2018.
(6)	Cliff Holloway resigned as Chief Business and Operations Officer on January 7, 2018.

The proportion of the cash bonus paid/payable or forfeited is as follows:

	Cash bonus paid/payable		Cash bonus forfeited
Name	2019	2018	2019	2018
Executive Officers:

David Suhy	—	100%	—	—

There were no shares issued to directors and executive officers as part of compensation during the year ended June 30, 2019.

The terms and conditions of each grant of options over ordinary shares affecting remuneration of directors and executive officers during fiscal 2019 is as follows:

Grant date	No. granted	Expiry date	Exercise price		Fair value per option at grant date
March 12, 2019	5,000,000	March 12, 2024	A$	0.2001	A$	0.1009

Details of options over ordinary shares granted, vested and lapsed for directors and executive officers as part of compensation during the year ended June 30, 2019 are set out below:

Name	Number of options granted	Grant date	Value per options at grant date		Value of options at grant date		Number vested/ (forfeited)	Exercise Price	Vested and first exercised date	Last exercise date
Jerel Banks	10,000,000	06/26/2018	A$	0.1003	A$	1,003,000	3,333,333	0.2278	06/26/2019	06/26/2023
Megan Boston	5,000,000	03/12/2019	A$	0.1009	A$	504,500	—	0.2001	03/12/2020	03/12/2024
Georgina Kilfoil	800,000	07/17/2017	A$	0.9090	A$	72,720	(800,000)	0.1960	07/17/2018	04/09/2019

(already expired)

Options granted carry no dividend or voting rights. Options for J.Banks and M.Boston vest over three years with vesting based on remaining in service. There are no other performance criteria.

Employment Agreements with Executive Officers

The key provisions of the employment agreements (other than remuneration) are set out below for each of our executive officers. None of these employment agreements have termination dates.

Name of executive officer	Title of executive officer	Date employment agreement commenced	Notice period required to terminate without cause by either party
Jerel Banks	Chief Executive Officer	June 15, 2018	Six months
Megan Boston	Executive Director and Head of Operations Australia	June 15, 2018	Six months

Mr. Banks and Ms. Boston are entitled to no non-statutory benefits in the case of termination of employment.

Consequences of Performance on Shareholder Wealth

The earnings of Benitec and its subsidiaries for the five years ended June 30, 2019, are summarized below:

	2015 A$‘000	2016 A$‘000	2017 A$‘000	2018 A$‘000	2019 A$‘000
Profit/(Loss) after income tax	(11,509)	(24,778)	(5,690)	(11,640)	4,094

The factors that are considered to affect total shareholders return are summarized below:

	2015	2016	2017	2018	2019
Share price at financial year end (A$)	0.690	0.097	0.125	0.135	0.060
Basic earnings/(loss) per share (cents per share)	(9.96)	(17.41)	(3.24)	(5.53)	1.59

Additional Disclosures Relating to Key Management Personnel

The number of shares in Benitec held during fiscal 2019 by each director and executive officer, including their personally related parties, is set out below:

	Balance at the start of the year	Received as part of remuneration	Purchased	Disposals / other	Balance at the end of the year
Ordinary shares
Jerel Banks	—	—	—	—	—
Peter Francis	636,261	—	—	—	636,261
Megan Boston	100,000	—	—	—	100,000
Kevin Buchi	1,448,210	—	—	—	1,448,210
Georgina Kilfoil	—	—	—	—	—
	2,184,471	—	—	—	2,184,471

The number of options over ordinary shares in Benitec held during the financial year ended June 30, 2019, by each director and other executive officers, including their personally related parties, is set out below:

	Balance at the start of the year	Granted	Exercised	Expired /forfeited /other	Balance at the end of the year	Vested and exercisable	Vested and unexercisable
Options over ordinary shares
Jerel Banks	10,000,000	—	—	—	10,000,000	3,333,333	—
Peter Francis	1,400,000	—	—	—	1,400,000	1,400,000	—
Megan Boston	—	5,000,000	—	—	5,000,000	—	—
Kevin Buchi	840,000	—	—	—	840,000	840,000	—
Georgina Kilfoil(1)	1,400,000	—	—	(1,400,000)	—	—	—
Greg West(2)	3,013,332	—	—	(3,013,332)	—	—	—
David Suhy(3)	2,300,000	—	—	(800,000)	1,500,000	500,000	—
	18,953,332	5,000,000	—	(5,213,332)	18,740,000	6,073,333	—

(1)	Georgina Kilfoil resigned on January 9, 2019.
(2)	Greg West resigned as CEO and Company Secretary on June 15, 2018. Mr. West’s options expired on September 15, 2018.
(3)	David Suhy resigned as Chief Scientific Officer on June 22, 2018. His options terms were varied, the options will expire on November 19, 2019.

Employee Share Option Plan

We had an employee share option plan that was approved by our shareholders in November 2009 and was in effect until November 2014. Our shareholders approved a new Officers’ and Employees’ Option Plan at our 2015 Annual General Meeting in November 2015.

The following employee options to purchase ordinary shares of Benitec Biopharma Limited were outstanding as at June 30, 2019:

			Share options outstanding at June 30, 2019
			Exercise	Number
Grant date	Expiry date		price	under option
December 17, 2014 **	December 17, 2019	A$	1.25	700,000
May 6, 2015 **	May 6, 2020	A$	1.25	350,000
November 12, 2015*	November 12, 2020	A$	0.77	2,240,000
July 17, 2017**	July 17, 2022	A$	0.1960	3,800,000
April 11, 2018**	April 11, 2023	A$	0.2980	650,000
June 26, 2018**	June 26, 2023	A$	0.2278	10,000,000
March 12, 2019**	March 12, 2024	A$	0.2000	5,000,000
March 21, 2019**	March 21, 2024	A$	0.206	1,575,000
April 11, 2019**	April 11, 2024	A$	0.208	1,150,000
May 2, 2019**	May 2, 2024	A$	0.198	275,000
May 16, 2019**	May 16, 2024	A$	0.206	200,000
				25,940,000

*	Non-Executive Directors options.
**	Employee Share Option Plan options.

No employee options were exercised during fiscal 2019. No person entitled to exercise the options had or has any right by virtue of the option to participate in any share issue of the Company or of any other body corporate.

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

As of June 30, 2019, we had 21 full-time employees, 11 of whom have a PhD or other post-graduate degrees. Of these full-time employees, 16 are engaged in research and development activities and 5 are engaged in finance, legal, human resources, facilities and general management. Our employees are located in Sydney, Australia and at our scientific laboratories located in Hayward, California. None of our employees is represented by any labor union. As of June 30, 2019, 18 of our employees were located in Hayward, California, and 3 of our employees were located in Sydney, Australia.

E.	Share Ownership.

The following table and accompany footnotes set forth information regarding the beneficial ownership of our ordinary shares based on 313,029,426 ordinary shares outstanding as of September 30, 2019 by each of our directors and executive officers individually and as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of June 30, 2019. Information with respect to beneficial ownership has been furnished to us by each director, executive officer, or 5% or more shareholder, as the case may be. Ordinary shares subject to options currently exercisable or exercisable within 60 days of June 30, 2019 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders. Unless otherwise indicated, the address for each of the persons listed in the table below is Benitec Biopharma Limited, Level 14, 114 William Street, Melbourne, Victoria, 3000 Australia.

	Ordinary Shares Beneficially Owned(6)		Options(6)
Shareholder	Number	Percent	Number
Officers and Directors
Jerel Banks	—	—	10,000,000
Peter Francis	636,261	(1)	1,400,000
Megan Boston	100,000	(1)	5,000,000
Kevin Buchi	1,448,210	(1)	840,000
Georgina Kilfoil(2)	—	—	—
Officers and directors as a group (5 persons)	2,184,471	(1)	17,240,000

(1)	Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Benitec.

(2)	Georgina Kilfoil resigned on January 9, 2019.
(3)	Table includes shares and options which vested or vest within 60 days of June 30, 2019.

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on 313,029,426 ordinary shares outstanding as of September 30, 2019 by each person known by us to be the beneficial owner of more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
5% Shareholders
Nant Capital, LLC	87,917,457	28.08%
Sabby Management	28,000,000	8.94%
Empery Asset Management	28,000,000	8.94%

As at September 30, 2019, 90,454,760 of our outstanding ordinary shares were held in the form of ADSs (ADS 4,522,738) representing 28.90% of our outstanding ordinary shares.

A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners. All shareholders have the same voting rights.

In October 2016, Nant Capital, LLC acquired 29,305,819 ordinary shares, or 16.7% interest of our total post-issuance voting power, in connection with a private placement. Nant Capital, LLC increased its shareholding to 28.57% of our total post-issuance voting power in March 2017 through a private placement. On June 4, 2018, we issued 36,442,672 in a 1-for-2 entitlement offer, with Nant Capital subscribing 29,305,819 ordinary shares. As a result, Nant Capital increased its holding to 34.21% of Benitec's issued capital. Following the capital raising which occurred on September 30, 2019, Nant Capital's ownership decreased to 28.08%.

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

On September 30, 2019, following the acquisition of 1,400,000 ADSs, Sabby Volatility Warrant Master Fund, Ltd., Sabby Management LLC, acquired ownership of 8.94% of our ordinary shares.

On September 30, 2019, following the acquisition of 1,400,000 ADSs, Empery Tax Efficient LP, Empery Tax Efficient II LP, Empery Asset Master LTD, as controlled entities of Empery AM GP, LLC, Empery Asset Management, LP, acquired ownership of 8.94% of our ordinary shares.

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

In January 2017, we entered into a research collaboration agreement with Nant Capital pursuant to which we will manage the clinical development of BB-401, a recombinant DNA construct that produces an antisense RNA with specificity against EGFR for the treatment of HNSCC. The research collaboration agreement with Nant Capital allocates the A$5.4 million received from Nant Capital in the March 2017 private placement to the development of BB-401 and BB-501. Nant Capital will have a controlling vote on the joint steering committee that directs and oversees such development of BB-401 and BB-501 until those funds have been expended.  BB-401 and BB-501 programs have been terminated.

Other Related Parties

•

Legal services at normal commercial rates totaling A$726 for fiscal 2019, A$8,212 for fiscal 2018 and A$191,050 for fiscal 2017 were provided by Francis Abourizk Lightowlers, a law firm in which Mr. Peter Francis is a partner and has a beneficial interest. In addition, Benitec temporarily rented office space in Melbourne from Francis Abourizk Lightowlers and the associated rental cost was A$11,102 during fiscal 2016.

•

Annabel West, the wife of Greg West, our former Chief Executive Officer, was employed by us as a part-time clerical and administrative assistant. Annabel West was paid wages of  A$42,278 and A$36,248, respectively, for fiscal 2018 and fiscal 2017.

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

B.	Significant Changes.

No significant change occurred since the end of the latest fiscal year.

Item 9.  The Offer and Listing.

A.	Listing Details.

See Item 9C for more information.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ordinary shares have been trading on the ASX since 1997 under the symbol BLT.

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

Interested Directors

Subject to the Corporations Act and the ASX Listing Rules, neither a director nor that director's alternate may vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution. Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered. However, that director may execute or otherwise act in respect of that contract or arrangement notwithstanding any material personal interest.

Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of any material personal interest, and prohibits directors from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered. In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

Directors’ compensation

Our directors are paid remuneration for their services as directors (but excluding any remuneration payable to a director under any executive services contract with us or one of our related bodies corporate) which is determined in a general meeting of shareholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree and in accordance with our Constitution. The fixed sum remuneration for directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. In addition, subject to the ASX Listing Rules and the terms of any agreement entered into with any executive director, our Board may fix the remuneration of each executive director, which may comprise salary or commission on or participation in profits of Benitec (or comprising a combination of each) as our directors determine.

Fees payable to our non-executive directors must be by way of a fixed sum and not by way of a commission on or a percentage of profits or operating revenue. Remuneration paid to our executive directors must also not include a commission or percentage of operating revenue.

Pursuant to our Constitution, any director who performs extra services or makes any special exertions, whether in going or residing abroad or otherwise for any of the purposes of the Company, that director may be paid an additional sum for those services and exertions.

In addition to other remuneration provided in our Constitution, all of our directors are entitled to be paid by us for all travelling and other expenses properly incurred by the directors in attending general meetings, board meetings, committee meetings or otherwise in connection with our business.

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

Borrowing powers exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money or obtain other financial accommodation for the purposes of the Company, and may grant security for the repayment of that sum or sums or the payment, performance or fulfilment of any debts, liabilities, contracts or obligations incurred or undertaken by the Company in any manner and upon any terms and conditions as our Board thinks fit.

Retirement of Directors

Pursuant to our Constitution, one-third of our directors, other than the managing director, must retire from office at every annual general meeting. If the number of directors is not a multiple of three, then the number nearest, to but not exceeding, one-third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the managing director, must retire from office at the conclusion of the third annual general meeting after which the director was elected. Retired directors are eligible for a re-election to the board of directors unless disqualified from acting as a director under the Corporations Act or our Constitution.

Rights and restrictions on classes of shares

The rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that our directors may issue shares with preferential, deferred or special rights, privileges or conditions or with any restrictions, whether in relation to dividends, voting, return of share capital, or otherwise as our board of directors may determine. Subject to any approval which is required from our shareholders under the Corporations Act and the ASX Listing Rules (see “—Exemptions from Certain NASDAQ Corporate Governance Rules” and “—Change of Control”), any rights and restrictions attached to a class of shares, we may issue further shares on such terms and conditions as our board of directors resolve. Currently, our outstanding share capital consists of only one class of ordinary shares

Dividend rights

Our board of directors may from time to time determine to pay and declare dividends to shareholders. Except as otherwise provided by the Corporations Act, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for our benefit until claimed or until dealt with under any law relating to unclaimed moneys.

Voting rights

Under our Constitution, and subject to any voting exclusions imposed under the ASX Listing Rules (which typically exclude parties from voting on resolutions in which they have an interest), the rights and restrictions attaching to a class of shares, each shareholder has one vote on a show of hands at a meeting of the shareholders unless a poll is demanded under the Constitution or the Corporations Act. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share held by that shareholder that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. Shareholders may vote in person or by proxy, attorney or representative. Under Australian law, shareholders of a public company are generally not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting.

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

Rights to share in the surplus in the event of winding up

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our winding up, subject to the rights attaching to a class of shares, the Constitution, the Corporations Act and the ASX Listing Rules.

No redemption provision for ordinary shares

There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

Variation or cancellation of share rights

Subject to the Corporations Act, the ASX Listing Rules and the terms of issue of shares of that class, the rights and privileges attached to shares in a class of shares may only be varied or cancelled by a special resolution of Benitec, together with either:

•	a special resolution passed at a meeting of members holding shares in the class; or
•	the written consent of members with at least 75% of the shares in the class.

Directors may make calls

Our Constitution provides that subject to compliance with the Corporations Act, the ASX Listing Rules and the terms on which the shares have been issued, directors may make calls they think fit on a shareholder for amounts unpaid on shares held by that shareholder, other than monies payable at fixed times under the conditions of allotment.

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

Foreign Ownership Regulation

Our Constitution does not impose specific limitations on the rights of non-residents to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Cth), or the FATA, which generally applies to acquisitions or proposed acquisitions:

•

by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian company; and

•

by non-associated foreign persons that would result in such foreign persons having an aggregate interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company, where the Australian company is valued above the monetary threshold prescribed by FATA.

However, in general terms, in respect of proposals for investment in non-sensitive sectors, no such review or approval under the FATA is required if the foreign acquirer is a U.S. entity or an entity from certain other countries and the value of the Australian target is less than A$1,154 million.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may make a range of orders including an order the divestiture of such person’s shares or interest in shares in that Australian company.

Ownership Threshold

There are no specific provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a shareholder to notify us and the ASX once it, together with its associates, acquires a 5% interest in our ordinary shares, at which point the shareholder will be considered to be a “substantial” shareholder. Further, once a shareholder owns (alone or together with associates) a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our ordinary shares, and must also notify us and the ASX on its ceasing to be a “substantial” shareholder.

Issues of Shares and Change in Capital

Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and give any person a call or option over any shares on any terms, with preferential, deferred or other special rights, privileges or conditions or with restrictions and for the consideration and other terms that the directors determine.

Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital in any manner (provided that the reduction is fair and reasonable to our shareholders as a whole, does not materially prejudice our ability to pay creditors and obtains the necessary shareholder approval) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Change of Control

Takeovers of listed Australian public companies, such as Benitec, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in Benitec increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90% (“Takeovers Prohibition”), subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person:

•	is the holder of the securities;
•	has power to exercise, or control the exercise of, a right to vote attached to the securities; or
•	has the power to dispose of, or control the exercise of a power to dispose of, the securities, including any indirect or direct power or control.

If, at a particular time,

•	a person has a relevant interest in issued securities; and
•	the person has:
o	entered or enters into an agreement with another person with respect to the securities;
o

given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition);

o	granted or grants an option to, or has been or is granted an option by, another person with respect to the securities; and
•	the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised,

then the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

•	when the acquisition results from the acceptance of an offer under a formal takeover bid;
•

when the acquisition is conducted on market by or on behalf of the bidder during the bid period for a full takeover bid that is unconditional or only conditional on certain 'prescribed' matters set out in the Corporations Act;

•	when the acquisition has been previously approved by shareholders of Benitec by resolution passed at general meeting;
•

an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in Benitec of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in Benitec more than three percentage points higher than they had six months before the acquisition;

•	when the acquisition results from the issue of securities under a rights issue;
•	when the acquisition results from the issue of securities under a dividend reinvestment scheme or bonus share plan;
•	when the acquisition results from the issue of securities under certain underwriting arrangements;
•	when the acquisition results from the issue of securities through a will or through operation of law;
•	an acquisition that arises through the acquisition of a relevant interest in another listed company which is listed on a prescribed financial market or a financial market approved by ASIC;
•	an acquisition arising from an auction of forfeited shares conducted on-market; or
•	an acquisition arising through a compromise, arrangement, liquidation or buy-back.

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

In December 2016, we entered into an exclusive sublicense agreement with NantWorks, LLC, or NantWorks, an affiliate of Nant Capital, pursuant to which we acquired rights to intellectual property, including preclinical and clinical data, relating to a product candidate, now named BB-401, for the treatment of HNSCC. The license from NantWorks includes an exclusive worldwide sublicense to make, use and sell technology using the listed intellectual property for a term of ten years from the date of the first sale of a therapeutic using the intellectual property or the expiration of the last claim of the licensed patent rights, whichever is sooner. We paid NantWorks an initial licensing fee as well as closing costs in connection with the execution of the exclusive sublicense agreement in the high tens of thousands of dollars in aggregate and will be required to pay NantWorks maintenance fees in the low to mid tens of thousands of dollars annually, as well as aggregate milestone payments of over A$5 million relating to the development of a therapeutic product candidate for the treatment of HNSCC. We are also required to pay royalties on net sales of any products and services using the licensed intellectual property equal to a low double-digit percentage of such net sales. The initial term of the exclusive sublicense is the earlier of 10 years after the date of the first commercial sale of licensed technology or the expiration of the relevant patent rights.

In January 2017, we entered into a research collaboration agreement with Nant Capital pursuant to which we will manage the clinical development of BB-401. Our research collaboration agreement with Nant Capital requires us to allocate the A$5.4 million received from Nant Capital in connection with the March 2017 private placement to the development of BB-401 and future product candidates for HNSCC. Under the terms of the research collaboration agreement, Nant Capital will have a controlling vote on the joint steering committee that directs and oversees such development of BB-401 until those funds have been expended. We also agreed to sublicense certain intellectual property to NantOmics, LLC, or NantOmics, an affiliate of Nant Capital, to allow NantOmics to develop and commercialize a companion diagnostics to therapeutics developed pursuant to the research and collaboration agreement and to enter into a related services agreement with NantOmics.  Under these agreements, Benitec would grant NantOmics an exclusive world-wide license to and the rights to use the results for such companion diagnostics.   This program has subsequently been terminated and there are no remaining funds quarantined for allocation to the project.

D.	Exchange Controls.

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars at floating rates. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction

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

Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes.  A U.S. holder will include the dividend income on the day actually or constructively received by the holder, in the case of ordinary shares, or by the depositary, in the case of ADSs.  Distribution in excess of our current or accumulated earnings and profits, generally will first be treated as a tax-free return of capital to the extent of a U.S. holder’s adjusted U.S. federal income tax basis in such U.S holder’s ordinary shares or ADSs, and then as capital gain.

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

We believe it is likely that we qualified as a PFIC for fiscal year 2019.  This arose because of the decline in the Company's stock price coupled with the fact that the applicable PFIC rules treat working capital as passive assets for purposes of the Asset Test.    Assuming we are a PFIC, any gain realized on the sale or other disposition of ordinary shares, ADSs or Warrants would in general not be treated as a capital gain. Instead, a U.S. holder would be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for the ordinary shares, ADSs or Warrants and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.  In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the special tax rates applicable to qualified dividend income either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable under the tax rules described above.  Assuming the ordinary shares or ADSs are “marketable stock”, however, a U.S. holder may mitigate the adverse tax consequences described above by timely electing to be taxed annually on a mark-to-market basis with respect to such shares or ADSs. Under certain attribution rules, if we are a PFIC, U.S. holders may be deemed to own a proportionate share of any of our subsidiaries that is also a PFIC, in which case U.S. holders will generally be subject to the PFIC rules described above with respect to any of our subsidiaries that is also a PFIC.

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

In addition to the mark-to-market election, a U.S. holder may, in the first taxable year that we are treated as a PFIC with respect to such U.S. holder, make a “qualified electing fund election” (a “QEF election”) with respect to us and each of our subsidiaries that is a PFIC, in order to mitigate the adverse U.S. federal income tax consequences as a result of our being a PFIC.   A U.S. holder must make the QEF election for each PFIC by attaching a separate properly completed IRS Form 8621 (“Information Return by a Shareholder of a PFIC or Qualified Electing Fund”) for each PFIC to its timely filed U.S. federal income tax return.   A QEF election will not be available with respect to any Warrants. Upon request of a U.S. holder, we intend to provide the information necessary for such U.S. holder to make a QEF election with respect to us, and we will use commercially reasonable efforts to cause each direct and indirect subsidiary that we control that is a PFIC to provide such information.  However, there is no assurance that we will have timely knowledge of our or our subsidiaries’ status as a PFIC in the future, and no assurance can be given that QEF election information will be available for any subsidiary that is a PFIC.

A U.S. holder that makes a QEF election with respect to a PFIC is required to annually include in income such U.S. holder's pro rata share of the PFIC’s ordinary earnings and net capital gain, which will be taxed as ordinary income and long-term capital gain, respectively, regardless of whether such amounts are actually distributed to U.S. holders.  If a U.S. holder makes a QEF election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the income of such U.S. holder under the QEF election should not be taxable to such U.S. holder.  The tax basis of a U.S. holder in ordinary shares or ADSs should be increased by an amount equal to any income included under the QEF election, and decreased by any amount distributed on the ordinary shares or ADSs that is not included in income. A U.S. holder should recognize capital gain or loss on the disposition of ordinary shares or ADSs in an amount equal to the difference between (i) the amount realized and (ii) the U.S. holder’s adjusted tax basis in the ordinary shares or ADSs.   U.S. holders should note that if they make QEF elections with respect to us and any of our direct or indirect subsidiaries that are PFICs, such U.S. holders may have U.S. federal income tax liabilities with respect to their ordinary shares or ADSs for any taxable year that are in excess of any cash distributions received on their ordinary shares or ADSs for such taxable year.  U.S. holders are strongly encouraged to consult their independent tax advisers regarding the PFIC rules and the making of QEF elections, in light of their particular circumstances.

Holders of PFIC stock are subject to additional U.S. information reporting rules. If a U.S. holder owns ordinary shares, ADSs or Warrants during any year in which we are a PFIC, the U.S. holder generally will be required to file IRS Form 8621  with such U.S. holder's federal income tax return for that year.

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

Non-Australian Shareholders who own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our assets held directly or indirectly, determined by reference to market value, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains of Foreign Shareholders at the Australian tax rates for non-Australian resident individuals, which start at a marginal rate of 32.5%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

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

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on ordinary shares and/or warrants held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian resident individuals , which start at a marginal rate of 32.5%. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Double Taxation Convention between the United States and Australia.

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

Inspection of our records is governed by the Australian Corporations Act. Any member of the public has the right to inspect or obtain copies of our registers on the payment of a prescribed fee. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by shareholders. Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

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

Our ADSs are listed on The NASDAQ Capital Market. As a result, we are subject to the periodic reporting requirements of the Exchange Act and we file reports and other information with the Securities and Exchange Commission. These reports and other information and the registration statement and exhibits and schedules thereto may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Securities and Exchange Commission and the electronic sources listed in the preceding paragraph.

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

As of June 30, 2019, 2018 and 2017, we had cash and cash equivalents of A$22.4 million, A$16.1 million and A$17.4 million, respectively, primarily held in bank accounts and term deposits. Our primary exposure to market risk is interest rate sensitivity, which is affected primarily by changes in the general level of Australian interest rates. Our available for sale securities are subject to interest rate risk and will fall in value if market interest rates increase. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% increase in interest rates would not have a material effect on the fair market value of our portfolio.

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

See Note 19 of our June 30, 2019, financial statements included in this Annual Report on Form 20-F for more detailed information on our financial risk management.

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

Item 14.  Material Modifications to the Rights of Security Holders and the Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

As of June 30, 2019, under the supervision and with the participation of our management, including our Chief Executive Officer and Executive Director and Head of Australian Operations, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act).

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

Management’s Annual Report on Internal Control over Financial Reporting

The management of Benitec is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Executive Director and Head of Australian Operations, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2019 based on the criteria set forth in "Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission" ("COSO 2013"). Based on our evaluation under the criteria set forth in COSO 2013, our management concluded that our internal control over financial reporting was effective as of June 30, 2019.

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

Item 16A.  Audit Committee Financial Expert

Each member of our audit committee meets the financial literacy requirements of the listing standards of The NASDAQ Capital Market. Peter Francis acts as the chairman of the audit committee, and our board of directors has determined that Kevin Buchi is an audit committee “financial expert,” as defined by Item 407(d) of Regulation S-K under the Securities Act. Peter Francis meets the independence requirements of the NASDAQ Capital Market and SEC’s rules and regulations.

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

Item 16C.  Principal Accountant Fees and Services

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd and affiliated entities, the auditor of the Company:

	2019	2018
	A$	A$
Audit Fees	168,398	240,806
Audit-Related Fees	—	24,650
Tax Fees	15,650	42,617
Total	184,048	308,073

Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2019 and 2018 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

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

In fiscal year 2019, the amount paid for services other than strictly Audit fees, as approved by the audit committee, corresponded to 8.5% of the total paid to Grant Thornton.

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

Exemptions from certain NASDAQ Corporate Governance Rules

The NASDAQ listing rules allow for a foreign private issuer, such as Benitec, to follow its home country practices in lieu of certain of the NASDAQ's corporate governance standards. In connection with our NASDAQ Listing Application, we have relied on and expect to continue to rely on exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions are described below:

•

Although the majority of our directors currently qualify as independent under the NASDAQ Listing Rules, we have relied on and expect in the future to continue to rely on an exemption from these independence requirements for a majority of our board of directors as prescribed by NASDAQ Listing Rules. The ASX Listing Rules do not require us to have a majority of independent directors although ASX Corporate Governance Principles and Recommendations do recommend a majority of independent directors. During fiscal 2017, we did, however, have a majority of directors who were "independent" as defined in the ASX Corporate Governance Principles and Recommendations, however the definition differs from NASDAQ's definition. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ from the independence requirements under NASDAQ Listing Rules, we may seek to claim this exemption in the future.

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

•

We will rely an exemption from the requirement that at least two members of a compensation committee be "independent" as defined in NASDAQ Rule 5605(a)(2). The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, which is comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its fiscal year. Benitec was not included on the S&P/ASX300 Index at the beginning of its last fiscal year and, hence, is not required under ASX Listing Rules to have a remuneration (compensation) committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee comprised of at least three members, a majority of whom (including the chair) are "independent". While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and is different from the definition in NASDAQ Rule 5605(a)(2). That being said, Benitec has, and expects to continue to have, a Remuneration and Nominations Committee consisting of two non-executive directors.

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

BENITEC BIOPHARMA LIMITED

Statement of Profit or Loss and Other Comprehensive Income

for the year ended June 30, 2019

		Consolidated
	Note	2019	2018	2017
		A$’000	A$’000	A$’000
Revenue	4a	16,159	378	333
Other income	4b	1,350	4,087	10,507
Total Income		17,509	4,465	10,840

Expenses
Royalties and licence fees		(609)	(451)	(272)
Research and development	5	(3,104)	(6,890)	(6,925)
Employee benefits expense	5	(5,025)	(5,094)	(5,015)
Share-based expense		(939)	(434)	(386)
Travel related costs		(350)	(468)	(629)
Consultants costs		(662)	(783)	(976)
Occupancy costs		(648)	(587)	(550)
Depreciation	5	(221)	(194)	(217)
Corporate expenses		(1,884)	(1,360)	(1,540)
Foreign exchange realized loss		(106)	(39)	(98)
Foreign exchange unrealized loss		—	(5)	(168)
Change in market value of listed investment		(28)	(41)	—
Net loss on disposal of fixed assets		(9)	(1)	(7)
Total Expenses		(13,585)	(16,347)	(16,783)

Finance Income		170	242	253

Profit/(Loss) before income tax		4,094	(11,640)	(5,690)
Income tax	6	—	—	—
Profit/(Loss) after income tax for the year attributable to the owners of Benitec Biopharma Limited	17	4,094	(11,640)	(5,690)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit and loss
Foreign currency translation gain/( loss)		(117)	(63)	34
Income tax on items that may be reclassified to profit and loss		—	—
Total comprehensive Profit/(Loss) for the year attributable to the owners of Benitec Biopharma Limited		3,977	(11,703)	(5,656)

Basic earnings income/(loss) cents per share	28	1.59	(5.53)	(3.24)
Diluted earnings income/(loss) cents per share	28	1.59	(5.53)	(3.24)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Financial Position

as at June 30, 2019

	Note	2019	2018
		A$’000	A$’000
ASSETS
Current Assets
Cash and cash equivalents	7	22,411	16,085
Other financial assets	8	181	130
Trade and other receivables	9	3,616	4,255
Other assets	10	535	425
Total Current Assets		26,743	20,895

Non-Current Assets
Deposits	11	13	125
Plant and equipment	12	670	319
Total Non-Current Assets		683	444

TOTAL ASSETS		27,426	21,339

LIABILITIES
Current liabilities
Trade and other payables	13	3,556	2,376
Provisions	14	210	171
Total Current Liabilities		3,766	2,547

Non-Current Liabilities
Provisions		—	48
Total Non-Current Liabilities		—	48

TOTAL LIABILITIES		3,766	2,595

NET ASSETS		23,660	18,744

EQUITY
Issued capital	15	164,087	164,087
Reserves	16	831	1,492
Accumulated losses	17	(141,258)	(146,835)
TOTAL EQUITY		23,660	18,744

The above statement of financial position should be read in conjunction with the accompanying notes

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Changes in Equity

for the year ended June 30, 2019

	Issued capital A$'000	Reserves A$'000	Accumulated losses A$'000	Total equity A$'000
Balance at June 30, 2016	147,641	2,565	(131,369)	18,837

Loss after income tax	—	—	(5,690)	(5,690)
Other comprehensive income- Foreign exchange translation reserve	—	34	—	34
Total comprehensive income	—	34	(5,690)	(5,656)
Contributions of equity, net of transaction costs	7,939	—	—	7,939
Share based payments	—	386	—	386
Transfer of expired share based payments	—	(1,311)	1,311	—
At June 30, 2017	155,580	1,674	(135,748)	21,506

Balance at July 1, 2017	155,580	1,674	(135,748)	21,506

Loss after income tax	—	—	(11,640)	(11,640)
Other comprehensive income- Foreign exchange translation reserve	—	(63)	—	(63)
Total comprehensive income	—	(63)	(11,640)	(11,703)

Contributions of equity, net of transaction costs	8,507	—	—	8,507
Share-based payments	—	434	—	434
Transfer of expired share-based payments	—	(553)	553	—
Balance at June 30, 2018	164,087	1,492	(146,835)	18,744

Balance at July 1, 2018	164,087	1,492	(146,835)	18,744

Profit after income tax	—	—	4,094	4,094
Other comprehensive income- Foreign exchange translation reserve	—	(117)	—	(117)
Total comprehensive income	—	(117)	4,094	3,977

Contributions of equity, net of transaction costs	—	—	—	—
Share-based payments	—	939	—	939
Transfer of expired share-based payments	—	(1,483)	1,483	—
Balance at June 30, 2019	164,087	831	(141,258)	23,660

The above statement of changes in equity should be read in conjunction with the accompanying notes

BENITEC BIOPHARMA LIMITED

Consolidated Statement of Cash Flows

for the year ended June 30, 2019

	Note	2019	2018	2017
		A$’000	A$’000	A$’000
Cash flows from operating activities
Receipts from customers		17,664	237	333
Interest received		164	246	242
Government grants		4,121	4,112	6,274
Receipts of CRO prepayment		—	109	791
Payments to suppliers and employees		(16,092)	(14,498)	(15,944)
Net cash provided by/(used in) operating activities	27	5,857	(9,794)	(8,304)

Cash flows from investing activities
Payments for plant and equipment	12	(576)	(83)	(171)
Proceeds from disposal of plant and equipment		6	2	—
Security deposit		—	—	(131)
Clinical trial deposit		—	(66)	—
Net cash used in investing activities		(570)	(147)	(302)

Cash flows from financing activities
Proceeds from issue of shares		—	8,820	8,072
IPO and share issue transaction costs		—	(313)	(133)
Net cash from financing activities		—	8,507	7,939

Net increase/(decrease) in cash and cash equivalents		5,287	(1,434)	(667)
Cash and cash equivalents at the beginning of the financial year		16,085	17,375	18,230
Effects of exchange rate changes on cash and cash equivalents		1,039	144	(188)
Cash and cash equivalents at the end of the financial year	7	22,411	16,085	17,375

The above statement of cash flows should be read in conjunction with the accompanying notes

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019

Note 1. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board ('IASB').

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

New, revised or amending Accounting Standards and Interpretations adopted

The annual financial statements have been prepared in accordance with the accounting policies adopted in the Group’s last annual financial statements for the year ended June 30, 2018, with the exception of new accounting standards IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments (2014) which became mandatorily effective for financial years beginning on or after January 1, 2018.

The nature and effect of the changes arising from these standards are summarised below.

New Standards adopted as at July 1, 2018

IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces IAS 18 and covers contracts for goods and services. IFRS 15 is based on the principle that revenue is recognised when control of a good or service transfers to a customer; so the notion of control replaces the existing notion of risks and rewards.

The Group has adopted IFRS 15 from July 1, 2018, using a modified retrospective approach. Under this approach, transitional adjustments are recognised in retained earnings as at July 1, 2018 (the date of initial application), without restating the comparative period.

Many of the Group’s contracts comprise a variety of performance obligations including, but not limited to, licensing fees, ongoing support, reimbursement of know how. Under IFRS 15, the Group must evaluate the separability of the promised goods or services based on whether they are ‘distinct’. A promised good or service is ‘distinct’ if both:

•	the customer benefits from the item either on its own or together with other readily available resources: and
•	it is ‘separately identifiable’ (i.e. the Group does not provide significant service integrating, modifying or customising it).

While this represents significant new guidance, the implementation of this new guidance did not have a significant impact on the timing or amount of revenue recognised during the year. No adjustments were required to account for the impact of IFRS 15 on initial adoption.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 1. Significant accounting policies continued

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement requirements. It makes changes to the previous guidance to the classification and measurement of financial assets and includes an ‘expected credit loss’ model for impairment of financial assets. Our financial assets include those outlined in note 9 and trade and other receivables.  There was no change to the classification of listed equity investments. They remain fair value through the profit and loss.  The security deposit also remains unchanged and therefore no adjustment was required to be made to retained earnings.

The classification of trade and other receivables changed from loans and receivables to amortised cost. No adjustment was required as a result of this change.

Changes in significant accounting policies

The Group’s accounting policies, which have changed as a result of the changes to accounting standards noted above, are summarised below:

Revenue

Revenue arises mainly from licensing revenues and royalties, as well through the provision of research and development services.

To determine whether to recognise revenue, the Group follows a 5-step process:

1. Identifying the contract with a customer

2. Identifying the performance obligations

3. Determining the transaction price

4. Allocating the transaction price to the performance obligations

5. Recognising revenue when/as performance obligation(s) are satisfied

Further information about each source of revenue from contracts with customers and the criteria for recognition follows.

Licensing revenues

Revenue from licensees of Benitec’s intellectual property reflects the transfer of a right to use the intellectual property as it exists at the point in time in which the licence is transferred to the customer. Consideration can be variable and is estimated using the most likely amount method. Subsequently, the estimate is constrained until it is highly probable that a significant revenue reversal will not occur when the uncertainty is resolved. Revenue is recognised as or when the performance obligations are satisfied.

The Group recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognises either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

Royalties

Revenue from licensees of Benitec’s intellectual property reflect a right to use the intellectual property as it exists at the point in time in which the licence is granted. Where consideration is based on sales of product by the licensee, revenue is recognised when the customer’s subsequent sales of product occurs.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 1. Significant accounting policies continued

Services revenue

Revenue is earned (constrained by variable considerations) from the provision of research and development services to customers. Services revenue is recognised when performance obligations are either satisfied over time or at a point in time. Generally, the provision of research and development services under a contract with a customer will represent satisfaction of a performance obligation over time where Benitec retains the right to payment for services performed but not yet completed.

Financial Instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and initial measurement of financial assets

Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).

Subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets, other than those designated and effective as hedging instruments, are classified into the following categories upon initial recognition:

•	financial assets at amortised cost
•	financial assets at fair value through profit or loss (FVPL)

Classifications are determined by both:

•	The entity’s business model for managing the financial asset
•	The contractual cash flow characteristics of the financial assets

All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortised cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows
•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 1. Significant accounting policies continued

After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Financial assets at fair value through profit or loss (FVPL)

Financial assets that are held within a business model other than ‘hold to collect’ or ‘hold to collect and sell’ are categorised at fair value through profit and loss. Further, irrespective of business model, financial assets whose contractual cash flows are not solely payments of principal and interest are accounted for at FVPL. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply. The Group’s investments in equity instruments fall under this category.

Impairment of financial assets

IFRS 9’s new impairment model uses more forward-looking information to recognize expected credit losses - the ‘expected credit losses (ECL) model’. The application of the new impairment model depends on whether there has been a significant increase in credit risk.

The Group considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

•	financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (‘Stage 1’) and
•	financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (‘Stage 2’).

•	‘Stage 3’ would cover financial assets that have objective evidence of impairment at the reporting date.

12-month expected credit losses are recognised for the first category while ‘lifetime expected credit losses’ are recognised for the second category.

Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

Trade and other receivables

The Group makes use of a simplified approach in accounting for trade and other receivables as well as contract assets and records the loss allowance at the amount equal to the expected lifetime credit losses. In using this practical expedient, the Group uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

The Group assess impairment of trade receivables on a collective basis as they possess credit risk characteristics based on the days past due. The Group allows 1% for amounts that are 30 to 60 days past due, 1.5% for amounts that are between 60 and 90 days past due and writes off fully any amounts that are more than 90 days past due.

All financial assets, except for those at fair value through profit or loss (FVPL), are subject to review for impairment at least at each reporting date to identify whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 1. Significant accounting policies continued

Classification and measurement of financial liabilities

As the accounting for financial liabilities remains largely unchanged from IAS 39, the Group’s financial liabilities were not impacted by the adoption of IFRS 9. However, for completeness, the accounting policy is disclosed below.

The Group’s financial liabilities include trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method except for financial liabilities designated at FVPL, which are carried subsequently at fair value with gains or losses recognised in profit or loss.

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income.

New Accounting Standards and Interpretations not yet mandatory or early adopted

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

Impact - The entity has undertaken a detailed review and has concluded that it will have a material impact on its financial position on the transactions and balances recognized in the financial statements when it is first adopted for the year ending June 30, 2020 due to the material size of lease entered into by the Company.  The Company’s only lease is the lease on its research and development facilities. The Group’s existing lease commitments are set out in note 22.

The following is a reconciliation of total operating lease commitments as at June 30, 2019 to the lease liability recognised at July 1, 2019.

Total operating lease commitments disclosed at June 30, 2019	A$	920,883

Recognition exceptions:
Lease with remaining lease term of less than 12 months	A$	(7,621)

Operating leases liabilities before discounting	A$	913,262
Discounted using incremental borrowing rate	A$	(70,169)
Operating lease liabilities	A$	843,093

The Mandatory application date/date of adoption by group - Must be applied for financial years commencing on or after January 1, 2019. Expected date of adoption by the group: July 1, 2019.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in future reporting periods and on foreseeable future transactions.

Going concern

The directors have prepared the financial statements on a going concern basis after taking into consideration the net income for the year of A$4.094m (2018 loss: A$11.640m) and the cash and cash equivalents balance of A$22.411m (2018:A$16.085m). The directors have recognised the capital raisings in the last 3 years, performed a review of the cash flow forecasts, considered the cash flow needs of the Group, and believe that there will be sufficient cash to maintain the going concern status of the Group.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 1. Significant accounting policies continued

We expect that our research and development and general and administrative expenses will proceed at a lower rate compared to the previous year due to staff rationalisation and the single focus on OPMD program due to the loss of the Axovant contract.

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

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Benitec Biopharma Limited ('Company' or 'parent entity') as at June 30, 2019 and the results of all subsidiaries for the year then ended. Benitec Biopharma Limited and its subsidiaries together are referred to in these financial statements as the 'Group'.

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

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

Grant income is generated through the Australian federal government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% (2018: 43.5%) of eligible research and development expenditures. Grants are recorded when a reliable estimate can be made. In the twelve months ended `June 30, 2019 the Company estimated the grant income that will be receivable following the lodgement of the 2019 tax return. Prior to June 30, 2017 the grant income was only taken up on the lodgement of the previous year’s tax return, which was the time at which it was considered a reliable estimate could be made.

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 1. Significant accounting policies continued

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 1. Significant accounting policies continued

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

Impairment of non-financial assets

Other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount.

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 1. Significant accounting policies continued

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

Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 1. Significant accounting policies continued

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

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

Research and development refundable tax offsets

The Group accounts for the federal government research and development grant tax incentive when a reliable estimate of the amounts receivable can be made. In determining the estimate management reviews historical claims, Government overseas findings enabling the claim of overseas expenditure and the allocation of staff and overheads costs within approved projects. Judgement is also applied in determining the eligibility of the activities undertaken in Australia and overseas. Grant Income for the year ended June 30, 2019 includes an estimate of Research and Development grant receivable for June 30, 2019 of A$907k (refer Note 4b).

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences only if the Group considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Given the Company’s and each individual entities’ history of recent losses, the Group has not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether the Company or its subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be  utilised. The Group applies judgments in determining whether the tests for utilisation of carry forward tax losses are satisfied in a year where taxable income is generated. This involves management considering the Continuity of Ownership and/or Similar Business tests.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 2. Critical accounting judgements, estimates and assumptions continued

Revenue recognition

The Group applies judgement in determining whether contracts entered into fall within the scope of IFRS 15 ‘Revenue from Contracts with Customers’. In doing so, management considers the commercial substance of the transaction and how risks and benefits of the contract accrue to the various parties to the contract. In determining the accounting treatment of the contract with Axovant management assessed that the contract was within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.

Management has also made the judgement that the grant of the licence and transfer of associated know-how and materials are accounted for as one performance obligation as they are not considered to be distinct; they are highly interrelated and could not provide benefits to the customer independently from each other. Judgements were made in relation to the transfer of the licence and know-how and whether this should be recognised over time or a point in time. The point in time has been determined with regard to the point at which the transfer of know-how has substantially been completed and the customer has control of the asset and the ability to direct the use of and receive substantially all of the remaining benefits.

On June 6, 2019 the termination of the License and Collaboration Agreement with Axovant Sciences was announced. The termination of the License and Collaboration Agreement is effective as of September 3, 2019. The termination discharges all future performance obligations at termination date under the contract. As such, there are no contract liabilities recognised at June 30, 2019.

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

Note 3. Operating segments

The Group had only one business segment during the period, being the global commercialisation by licensing and partnering of and licences in biotechnology, with applications in biomedical research and human therapeutics. Business operations are conducted in Australia. However, there are controlled entities based in the USA and United Kingdom. The United Kingdom entity has no segment revenues, results or assets.

Geographical locations	Segment Revenues from External Customers			Segment Results			Carrying Amount of Segment Assets
	June 2019	June 2018	June 2017	June 2019	June 2018	June 2017	June 2019	June 2018	June 2017
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
Australia	14,627	378	333	3,755	(11,733)	(5,835)	25,112	19,639	21,580
USA	—	—	—	339	93	145	2,314	1,700	1,086
	14,627	378	333	4,094	(11,640)	(5,690)	27,426	21,339	22,666

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 3. Operating segments continued

Accounting Policies

Segment revenues and expenses are directly attributable to the identified segments. Segment assets include all assets used by a segment and consist mainly of cash, receivables, inventories, intangibles and property, plant and equipment, net of any allowances, accumulated depreciation and amortisation. Segment liabilities include mainly accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Deferred income tax provisions are not included in segment assets and liabilities

Note 4. Revenue and other income

(a)	Revenue

	2019	2018	2017
	A$’000	A$’000	A$’000
Licensing revenue and royalties	14,627	378	333
Service revenue*	1,532	—	—
Total	16,159	378	333

(b)	Other income

Australian Government R&D grants	907	3,999	10,507
Foreign exchange unrealized gain	443	87	—
Other	—	1	—
Total	1,350	4,087	10,507

*On June 6, 2019 termination of Licence and Collaboration Agreement with Axovant Science was announced. The termination of the License and Collaboration Agreement is effective as of September 3, 2019.

(c)	Disaggregated revenue

			Twelve months to June 30, 2019
	Licensing A$’000	Royalties A$’000	Development activities A$’000	Total A$’000
Services transferred at a point of time	14,179	—	—	14,179
Services transferred over time	192	256	1,532	1,980
	14,371	256	1,532	16,159

			Twelve months to June 30, 2018
	Licensing A$’000	Royalties A$’000	Development activities A$’000	Total A$’000
Services transferred at a point of time	—	—	—	—
Services transferred over time	235	143	—	378
	235	143	—	378

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 5. Expenses

	2019	2018	2017
	A$’000	A$’000	A$’000
Profit/(Loss) before income tax includes the following specific expenses:

Depreciation
Leasehold improvements	31	25	53
Plant and equipment	190	169	164
Total depreciation	221	194	217

Research and development
Project expenses	2,152	6,219	6,456
Other IP related expenses	952	671	469
Total research and development	3,104	6,890	6,925

Employee benefits expense
Defined contribution superannuation expense	197	241	240
Employee benefits expense excluding superannuation	4,828	4,853	4,775
	5,025	5,094	5,015

Rental expense relating to operating leases
Minimum lease payments	491	384	376

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 6. Income tax benefit

	2019	2018	2017
	A$’000	A$’000	A$’000
Income tax benefit
Current tax	—	—	—
Aggregate income tax benefit	—	—	—

Numerical reconciliation of income tax benefit and tax at the statutory rate
Income/(Loss) before income tax benefit	4,094	(11,640)	(5,690)

Tax at the statutory tax rate of 27.5% (27.5%)	1,126	(3,201)	(1,565)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
R&D expenses	573	2,605	2,676
R&D incentive income	(249)	(1,124)	(2,889)
Legal expenses	225	70	154
Share-based payments	258	119	106
Timing differences utilised not previously recognised	(264)	(196)	(506)
Impact of foreign exchange rate differences	—	—	2
	1,669	(1,727)	(2,022)
(Utilisation of carried forward losses)/Tax losses not brought to account	(1,669)	1,727	2,022
Income tax benefit	—	—	—

Tax losses are recognised only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Tax losses for which no deferred tax asset has been recognised - Australia
- Tax losses not recognised	54,083	61,471	60,382
- Capital losses not recognised	1,272	1,272	1,272
- Other deferred tax assets not recognised	980	627	2,776
	56,335	63,370	64,430

Potential tax benefit of tax assets not recognised at 27.5% (27.5%)	15,492	17,427	17,718

Tax losses for which no deferred tax asset has been recognised - US (Tacere)
- Tax losses not recognised	771	846	955

Potential tax benefit of tax assets not recognised at 21% - US	162	178	324

The above potential tax benefit, which excludes tax losses, for deductible temporary differences has not been recognised in the statement of financial position as the recovery of this benefit is uncertain.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 7. Cash and cash equivalents

	2019	2018	2017
	A$’000	A$’000	A$’000
Cash at bank	15,369	9,575	4,349
Cash on deposit	7,042	6,510	13,026
	22,411	16,085	17,375

Note 8. Other financial assets

	2019	2018	2017
	A$’000	A$’000	A$’000
Market value of listed shares	1	30	—
Security deposit	147	100	100
Deposit other	33	—	—
	181	130	100

Note 9. Trade and other receivables

	2019	2018	2017
	A$’000	A$’000	A$’000
R&D grant receivable	907	4,121	4,233
Settlement Receivable	—	—	109
Receivables	2,709	134	64
	3,616	4,255	4,406

There are no receivable balances that are past due that are not impaired.

Note 10. Current assets – other

	2019	2018	2017
	A$’000	A$’000	A$’000
Prepayments	535	425	281
	535	425	281

Note 11. Deposits non – current

	2019	2018	2017
	A$’000	A$’000	A$’000
Other	13	125	59
	13	125	59

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 12. Property, plant and equipment

	2019	2018
	A$’000	A$’000
Leasehold improvements - at cost	109	79
Less: Accumulated depreciation	(73)	(44)
	36	35

Plant and equipment - at cost	1,516	975
Less: Accumulated depreciation	(882)	(691)
	634	284

	670	319

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Leasehold	Plant and
	improvement	equipment	Total
	A$’000	A$’000	A$’000
Balance at June 30, 2017	60	385	445
Additions	—	86	86
Disposals	—	(27)	(27)
Depreciation expense	(25)	(169)	(194)
FX loss	—	9	9
Balance at June 30, 2018	35	284	319

	Leasehold	Plant and
	improvement	equipment	Total
	A$’000	A$’000	A$’000
Balance at June 30, 2018	35	284	319
Additions	30	541	571
Disposals	—	(54)	(54)
Depreciation expense	(31)	(190)	(221)
FX loss	2	53	55
Balance at June 30, 2019	36	634	670

Note 13. Trade and other payables

	2019	2018
	A$’000	A$’000
Trade creditors	2,101	580
Sundry creditors and accrued expenses	1,455	1,796
Total	3,556	2,376

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 14. Provisions

	2019	2018
	A$’000	A$’000
Employee benefits	200	146
Provision for make good	10	25
Total	210	171

Note 15. Issued Capital

	2019	2018	2017	2019	2018	2017
	Shares	Shares	Shares	A$’000	A$’000	A$’000
Ordinary shares - fully paid	257,029,426	257,029,426	205,142,734	164,087	164,087	155,580

Movements in ordinary share capital

Details	Date	Shares	Issue price	$'000
Balance	June 30, 2018	257,029,426		164,087
Balance	June 30, 2019	257,029,426		164,087
The weighted average number of shares on issue during the twelve months to June 30, 2019 was		257,029,426

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

The capital structure of the Group consists of cash and cash equivalents and equity attributable to equity holders. Operating globally, the Group develops specialty pharmaceutical products. The overall strategy of the Group is to continue its drug development programs, which depends on selling assets and raising additional equity to fund the activities.

The capital risk management policy remains unchanged from the prior year.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 16. Reserves

	2019	2018
	A$’000	A$’000
Foreign currency translation reserve	(1,465)	(1,348)
Share-based payments reserve	2,296	2,840
	831	1,492

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

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Foreign	Share-based
	currency	payments	Total
	A$’000	A$’000	A$’000
Balance at June 30, 2017	(1,285)	2,959	1,674
Foreign currency translation	(63)	—	(63)
Share-based payments	—	(119)	(119)
Balance at June 30, 2018	(1,348)	2,840	1,492
Foreign currency translation	(117)	—	(117)
Share-based payments	—	(544)	(544)
Balance at June 30, 2019	(1,465)	2,296	831

Note 17. Accumulated losses

	2019	2018
	A$’000	A$’000
Accumulated losses at the beginning of the financial year	(146,835)	(135,748)
Income/(Loss) after income tax benefit for the year	4,094	(11,640)
Transfer from share-based payment reserve for expired options	1,483	553
Accumulated losses at the end of the financial year	(141,258)	(146,835)

Note 18. Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 19. Financial instruments

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

	2019	2018
	A$’000	A$’000
Financial Assets
Cash and cash equivalents	22,411	16,085
Trade and other receivables	3,616	4,255
Total Financial Assets	26,027	20,340

Financial Liabilities
Trade and other payables	3,556	2,376
Total Financial Liabilities	3,556	2,376

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

At June 30, 2019 the Company held USD cash or cash equivalents of AUD$12m and trade payables and accruals of AUD$2.43m. Net USD exposure in AUD of $9.59m. Each 1 cent movement in the AUD/USD exchange rate has a +/- effect of AUD $139k on profit and net assets of the Company. Exposure to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless the analysis above is considered to be appropriate of the Group’s exposure to currency risk.

Interest rate risk

The Group generates income from interest on surplus funds. At reporting date, the Group had the following assets exposed to Australian variable interest rate risk that are not designated in cash flow hedges.

As at the reporting date, the Group had the following variable rate cash and cash equivalents outstanding:

	Weighted average interest rate	Balance 2019	Weighted average interest rate	Balance 2018
	%	A$’000%		A$’000
Cash and cash equivalents	2%	22,411	2%	16,085
Net exposure to cash flow interest rate risk		22,411		16,085

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 19. Financial instruments continued

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

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
2019	%	A$’000	A$’000	A$’000	A$’000	A$’000
Non-derivatives
Non-interest bearing
Trade payables	—%	2,101	—	—	—	2,101
Other payables	—%	1,455	—	—	—	1,455
Total non-derivatives		3,556	—	—	—	3,556

2018	%	A$’000	A$’000	A$’000	A$’000	A$’000
Non-derivatives
Non-interest bearing
Trade payables	—%	580	—	—	—	580
Other payables	—%	1,796	—	—	—	1,796
Total non-derivatives		2,376	—	—	—	2,376

2017	%	A$’000	A$’000	A$’000	A$’000	A$’000
Non-derivatives
Non-interest bearing
Trade payables	—%	174	—	—	—	174
Other payables	—%	745	—	—	—	745
Total non-derivatives		919	—	—	—	919

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 20. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd and affiliated entities, the auditor of the Company:

	2019	2018	2017
Audit services	A$	A$	A$
Audit or review of the financial statements	168,398	240,806	241,933
Other audit services
- F1 review	—	17,990	20,800
- F3 review	—	6,660	9,561

Other services
Tax compliance services	15,650	42,617	23,150
	184,048	308,073	295,444

Note 21. Contingent liabilities and commitments

There are no contingent liabilities as at June 30, 2019.

Note 22. Commitments

	2019	2018	2017
	A$’000	A$’000	A$’000
Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	289	219	169
One to five years	632	293	89
	921	512	258

Operating lease commitments includes contracted amounts for offices under non-cancellable operating leases expiring within 3 years with, in some cases, options to extend. The leases have various escalation clauses. On renewal, the terms of the leases are renegotiated.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 23. Related party transactions

Parent entity

Benitec Biopharma Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 25.

Key management personnel

Disclosures relating to key management personnel are set out in the table below and in Item 6. Directors, Senior Management and Employees on pages 95 to 104.

Compensation

The aggregate compensation made to directors and other members of key management personnel of the Group is set out below:

	2019	2018	2017
	A$	A$	A$
Short-term employee benefits	1,160,275	1,843,334	1,539,777
Post-employment benefits	36,690	89,780	76,623
Long-term employee benefits	—	—	32,537
Share-based payments	807,177	257,001	418,986
Total key management compensation	2,004,142	2,190,115	2,067,923

The following transactions occurred with related parties:
Payment for other expenses:
Legal services paid / payable to Francis Abourizk Lightowlers, a law firm in which Mr Peter Francis is a partner and has a beneficial interest.	726	8,212	191,050
Annabel West, the wife of Greg West, our former Chief Executive Officer, was employed as a part-time clerical and administrative assistant.	—	42,278	36,248

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 24. Parent entity information

Set out below is the supplementary information about the parent entity.

	2019	2018
	A$’000	A$’000
Statement of profit or loss and other comprehensive income
Profit/(loss) after income tax	3,542	(13,566)
Total comprehensive income	3,542	(13,566)

Statement of financial position
Total current assets	25,095	19,461
Total assets	25,112	19,639

Total current liabilities	3,390	2,351
Total liabilities	3,390	2,399

Equity
Issued capital	164,087	164,087
Share-based payments reserve	2,296	2,840
Accumulated losses	(144,661)	(149,687)
Total equity	21,722	17,240

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries

The parent entity had no guarantees in relation to the debts of its subsidiaries as at June 30, 2019 and June 30, 2018.

Contingent liabilities

The parent entity had no contingent liabilities as at June 30, 2019 (2018: nil).

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at June 30, 2019 and June 30, 2018.

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

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 25. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

	Principal place of business /	2019	2018	2017
Name	Country of incorporation	%	%	%
Benitec Australia Limited	Australia	100%	100%	100%
Benitec Biopharma Limited	United Kingdom	100%	100%	100%
Benitec, Inc.	USA	100%	100%	100%
Benitec LLC	USA	100%	100%	100%
RNAi Therapeutics, Inc.	USA	100%	100%	100%
Tacere Therapeutics, Inc.*	USA	100%	100%	100%

All companies in the Group adopt the same accounting policies.

* Note Tacere year end is 31 December which was the year end date when the Company was acquired.

Note 26. Events after the reporting period

On September 30, 2019 Benitec entered into a securities purchase agreement ("SPA") with certain sophisticated and professional investors in the United States  to issue 2,800,000 American Depositary Shares ("ADSs"), with each ADS representing 20 fully paid ordinary shares, at a purchase price of US$0.70 per ADS, in a registered direct offering. The Investors were also issued warrants to purchase up to 412,863 ADSs in aggregate, at a purchase price per warrant equal to US$0.6999 per ADS to be issued on exercise of the warrant ("Pre-Funded Warrants"). The Pre-Funded Warrants may be exercised at any time from issue, in whole or in part, at an exercise price of US$0.0001 per ADS issued on exercise (subject to certain adjustments), provided that the beneficial ownership of the relevant Investor in the total number of ADSs on issue may not exceed 9.99%. The Pre-Funded Warrants do not expire.

The issue of the ADSs and Pre-Funded Warrants raised gross proceeds of approximately US$2.25 million (approximately A$3.33 million) exclusive of costs. The ADSs (and the underlying ordinary shares) and Pre-Funded Warrants were issued without shareholder approval under the Company's existing placement capacity under ASX Listing Rules 7.1 and 7.1A.

In a concurrent private placement, the Company has also agreed to issue additional warrants to the Investors to purchase up to a further 3,212,864 ADSs in aggregate ("Purchase Warrants"). The issue of the Purchase Warrants is subject to shareholder approval. If approved by shareholders, the Purchase Warrants will be issued for nil consideration, will have an exercise price of US$0.70 per ADS and will expire in five years from the date of issuance.

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 27. Reconciliation of profit/(loss) after income tax to net cash used in operating activities

	2019 A$'000	2018 A$'000	2017 A$'000
Profit/(Loss) after income tax benefit for the year	4,094	(11,640)	(5,690)

Adjustments for:
Loss on disposal of fixed assets	9	1	6
Depreciation and amortisation	221	194	217
Share-based payments	939	434	386
Loss on assets held for sale	29	—
Net unrealised foreign exchange	(1,053)	(82)	242
Change in operating assets and liabilities:
(Decrease)/Increase in trade and other receivables	(2,542)	72	814
(Decrease) in other current assets	(104)	(121)	(182)
Decrease in trade and other payables	1,066	1,259	114
Decrease in R&D grant receivable	3,214	112	(4,233)
(Decrease) in employee benefits	(1)	(23)	(3)
(Decrease) in provision	(15)	—	25
Net cash used in operating activities	5,857	(9,794)	(8,304)

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 28. Earnings per share

	2019 A$'000	2018 A$'000	2017 A$'000
Profit/(Loss) after income tax attributable to the owners of Benitec Biopharma Limited	4,094	(11,640)	(5,690)

	Number	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	257,029,426	210,454,829	175,433,909
Weighted average number of ordinary shares used in calculating diluted earnings per share	257,029,426	210,454,829	175,433,909

	Cents	Cents	Cents
Basic earnings per share	1.59	(5.53)	(3.24)
Diluted earnings per share	1.59	(5.53)	(3.24)

Outstanding options to acquire ordinary shares are not considered dilutive for the years ended June 30, 2019 and June 30, 2018, because they are anti-dilutive, as the strike price was lower than share price.

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

The following table shows the number and weighted average exercise price (WAEP) of share options issued under the ESOP:

	2019	2019	2018	2018	2017	2017
	Number	WAEP	Number	WAEP	Number	WAEP
Outstanding at the beginning of the year	24,477,332	0.416	9,724,000	0.832	12,220,000	1.079
Granted during the year	8,200,000	0.202	19,950,000	0.218	2,200,000	0.166
Exercised during the year	—	—	—	—	—	—
Lapsed or forfeited during the year	(6,737,332)	0.585	(5,196,668)	0.426	(4,696,000)	1.164
Outstanding at the end of the year	25,940,000	0.305	24,477,332	0.416	9,724,000	0.832

Options exercisable at the end of the year	8,106,667		6,527,333		6,497,333

BENITEC BIOPHARMA LTD

Notes to the consolidated financial statements 30 June 2019 continued

Note 29. Share-based payments continued

Details of ESOP share options outstanding as at end of year:

			2019	2018	2017
		Exercise	Number	Number	Number
Grant date	Expiry date	price	under option	Under option	Under option
November 17, 2012**	November 17, 2017	A$ 1.25	—	—	400,000
November 10, 2013*	May 18, 2018	A$ 0.62	—	—	400,000
August 22, 2013 **	August 22, 2018	A$ 1.25	—	480,000	480,000
May 15, 2014 **	May 15, 2019	A$ 1.50	—	90,000	180,000
December 17, 2014 **	December 17, 2019	A$ 1.25	700,000	2,334,000	2,334,000
May 6, 2015 **	May 6, 2020	A$ 1.25	350,000	650,000	650,000
November 12, 2015 *	November 12, 2020	A$ 0.77	2,240,000	2,240,000	3,080,000
August 9, 2016 **	August 9, 2021	A$ 0.1665	—	1,466,666	2,200,000
July 17, 2017 **	July 17, 2022	A$ 0.196	3,800,000	6,566,666	—
April 11, 2018**	April 11, 2023	A$ 0.298	650,000	650,000	—
June 26, 2018**	June 26, 2023	A$ 0.228	10,000,000	10,000,000	—
March 12, 2019**	March 12, 2024	A$ 0.200	5,000,000	—	—
March 21, 2019**	March 21, 2024	A$ 0.206	1,575,000	—	—
April 11, 2019**	April 11, 2024	A$ 0.208	1,150,000	—	—
May 2, 2019**	May 2, 2024	A$ 0.198	275,000	—	—
May 16, 2019**	May 16, 2024	A$ 0.206	200,000	—	—
			25,940,000	24,477,332	9,724,000

*	Non-Executive Directors options
**	ESOP options

The weighted average remaining life of the options issued under the ESOP at June 30, 2019 was 3 years and 7 months (2018: 3 years and 10 months).

For the options granted during the year, the valuation model inputs used to determine the fair value at the grant date are as follows:

		Share price at grant	Exercise	Expected *	Dividend	Risk-free	Fair value
Grant date	Expiry date	date	price	volatility	yield	interest rate	at grant date
12/03/2019	12/03/2024	A$ 0.135	A$ 0.200	104.10%	—%	1.670%	A$ 0.1009
21/03/2019	21/03/2024	A$ 0.130	A$ 0.206	103.73%	—%	1.530%	A$ 0.0916
11/04/2019	11/04/2024	A$ 0.140	A$ 0.208	103.84%	—%	1.520%	A$ 0.0999
02/05/2019	02/05/2024	A$ 0.140	A$ 0.198	103.24%	—%	1.400%	A$ 0.1003
16/05/2019	16/05/2024	A$ 0.130	A$ 0.206	102.92%	—%	1.280%	A$ 0.0908

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were A$0.939m (2018: A$0.434m).

*	expected volatility was determined with reference to the Benitec share price based on historical volatility

Level 17, 383 Kent Street

Sydney NSW 2000

Correspondence to:

Locked Bag Q800

QVB Post Office

Sydney NSW 1230

T +61 2 8297 2400

F +61 2 9299 4445

E info.nsw@au.gt.com

W www.grantthornton.com.au

Report of independent registered public accounting firm

Board of Directors and Shareholders

Benitec Biopharma Limited

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Benitec Biopharma Limited and subsidiaries (the “Company”) as of June 30, 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2019, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2010.

Sydney, Australia
October 30, 2019

Item 19. Exhibits

Exhibits	Description

1.1	Constitution of Benitec Biopharma Limited (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

2.1

Deposit Agreement, dated May 30, 2014, between Benitec Biopharma Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares (incorporated by reference to the Company's Registration Statement on Form F-6 (No. 333-196105) filed with the SEC on May 20, 2014)

2.2

Amendment to Deposit Agreement between Benitec Biopharma Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares (incorporated by reference to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form F-6 (No. 333-196105) filed with the SEC on July 21, 2015)

2.3	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.2)

2.4	Form of Global Warrant to Purchase ADSs (included in Exhibit 2.5)

2.5

Form of ADS Warrant Agent Agreement, between Benitec Biopharma Limited and The Bank of New York Mellon, as warrant agent (incorporated by reference to Exhibit 4.5 to Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed with the SEC on August 10, 2015)

2.6	Form of American Depositary Shares Pre-Funded Warrant (incorporated by reference to Exhibit 99.3 to the Company's 6-K filed with the SEC on September 30, 2019)

2.7	Form of American Depositary Shares Purchase Warrant (incorporated by reference to Exhibit 99.4 to the Company's 6-K filed with the SEC on September 30, 2019

4.1

Share Subscription Agreement, dated October 24, 2016, between Nant Capital, LLC and Benitec Biopharma Limited (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form F-3 filed with the SEC on June 1, 2017)

4.2

Commercial Lease Agreement between Hayward Point Eden I Limited Partnership and Benitec Biopharma Limited (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.3	Form of Executive Employment Agreement for executive officers (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.4

Form of Deed of Access, Insurance and Indemnity for Directors and Officers (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

4.5	Benitec Officers' and Employees' Share Option Plan (incorporated by reference to Exhibit 4.16 to the Company's Annual Report on Form 20-F filed with the SEC on November 17, 2015)

4.6

Exclusive Sublicense Agreement, dated December 23, 2016, between Benitec Biopharma Limited and NantWorks, LLC (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-3 filed with the SEC on June 1, 2017) †

4.7

Research Collaboration Agreement, dated January 27, 2017, between Benitec Biopharma Limited and Nant Capital, LLC (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-3 filed with the SEC on June 1, 2017)

4.8

Form of Securities Purchase Agreement, dated September 30, 2019, between Benitec Biopharma Limited and the Purchasers (incorporated by reference to Exhibit 99.2 to the Company's 6-K filed with the SEC on September 30, 2019)

Exhibits	Description

8.1	List of significant subsidiaries of Benitec Biopharma Limited (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on June 22, 2015)

12.1	Certification of principal executive officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification of principal financial officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1	Certification of principal executive officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of principal financial officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Grant Thornton Audit Pty Ltd

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†	Confidential treatment requested. Confidential materials omitted and filed separately with the Securities and Exchange Commission

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Benitec Biopharma Limited

By:	/S/ Jerel Banks
	Name:	Dr. Jerel Banks
	Title:	Chief Executive Officer

Date:  October 30, 2019